
13003059

FIRST NATIONAL COMMUNITY BANCORP, INC.

2012 ANNUAL REPORT

GROWTH & STRENGTH THROUGH STRATEGIC VISION



progress.

To Our Shareholders, Customers and Friends:

We are pleased to share the meaningful progress we have achieved in strengthening First National Community Bancorp, Inc.'s (the Company) financial position, solidifying our leadership team, developing and implementing more effective and efficient operating procedures, and returning First National Community Bank (FNCB) to its long-held position of prominence as the premier community bank in Northeastern Pennsylvania. Our goal over the last three years has been to make FNCB "Simply a Better Bank". We believe our improved results for the first six months of 2013 Illustrate FNCB's progress in meeting this important objective.

Our results for the first six months of 2013 include net income of $2.5 million, significant improvement in FNCB's asset quality, an improving expense base, and a considerably improved balance sheet funding profile. These accomplishments reflect the tremendous efforts of our internal team along with the important support provided by outside consultants in 2010, 2011 and 2012, as well as during the current year. More work remains to be completed, but we believe that we are now able to focus on strategies for prudently growing FNCB and further strengthening our franchise.

Continued Progress Meeting Regulatory Provisions

We continued to focus considerable effort on complying with the provisions of the Consent Order with the Office of the Comptroller of the Currency (OCC), as well as the Written Agreement with the Federal Reserve Bank of Philadelphia, both of which were entered into in the second half of 2010. We are pleased to report that we believe that we have made substantial progress toward satisfying the requirements contained in these documents. Our efforts to comply with the provisions have resulted in implementation of organization-wide best practices, which enhanced our operational effectiveness and helped us to regain a competitive posture across our Northeastern Pennsylvania franchise. As of the date of this letter, we believe that we have met nearly all of the regulatory provisions of the Consent Order and the Written Agreement, except for the capital requirement provisions, and we believe that our current capital levels place us within striking distance of this final requirement. We strengthened our capital position by reducing specific balance sheet components, primarily through aggressive management of troubled credits and by changing the credit risk and deposit and leverage profiles of our balance sheet, and by growing capital through improved earnings results. Our goal has been to return the Company and FNCB back to normal regulatory status as quickly as possible. While we are unable to offer a definitive time table outlining when this will be concluded, we believe that a very large part of the journey is now behind us.


focus.

Asset Quality Improved to Strongest Level in Five Years

As a result of successful execution on strategies to strengthen our balance sheet risk profile and lower classified assets, FNCB's asset quality metrics have improved to the strongest level in more than five years. At June 30, 2013, total non-performing loans of $8.3 million were 14% lower than the amount in December 31, 2012, and measured 70% lower than the peak of $28.4 million in 2010. As a percentage of total loans, non-performing loans fell to 1.30%, our lowest level in five years and 39 basis points lower than the average for FDIC reporting commercial banks with assets between $300 million and $1 billion at June 30, 2013. Likewise, the allowance for loan and lease losses as a percentage of non-accrual loans improved to 227%, the highest level since 2005 and significantly higher than the average of 197% for the peer banks described above. During the first six months of 2013 FNCB experienced net recoveries of 0.21% of average total loans versus net charges-offs of 0.12% of average total loans in the same period in 2012. We are very pleased with this progress and continue to focus on managing the risk in our balance sheet.



1.30
1.62
2.93
3.74
2.77
06/13
12/12
12/11
12/10
12/09

Nonperforming loans/total loans (percent)



1.78
2.13
4.03
4.43
3.16
06/13
12/12
12/11
12/10
12/09

Total deliquent loans/ total loans (percent)



2.90
3.10
3.07
2.98
2.40
06/13
12/12
12/11
12/10
12/09

Allowance for loan and lease losses / total loans (percent)



18,588
18,536
20,834
22,575
22,458
06/13
12/12
12/11
12/10
12/09

Allowance for loan and lease losses (dollars)


strategy.

Executing on our Strategic Priorities

Despite realizing considerable progress in strengthening FNCB's financial position, we remain acutely focused on addressing our balance sheet risk and further reducing the levels of classified assets, maintaining effective cost control, implementing plans to attain long-term revenue growth and, importantly, returning to a normal regulator-bank relationship.

In 2013, management implemented a proactive strategy and related task force to create process efficiencies, cost containment and reduction, and revenue enhancement, all with a focus on improving the customer experience while promoting a culture of constant improvement.

To reduce balance sheet risk and classified assets, we opted to sell certain higher-risk investment securities in 2012. Further, as a result of the effectiveness of our credit management efforts we had fewer problem credit foreclosures in 2012 and in the first six months of 2013 than in previous years. We are working effectively to rebuild our loan portfolio with new originations, as illustrated by our annualized loan growth of 15.4% through the first six months of 2013, with strong activity in our residential, consumer, and commercial real estate loan portfolios. On the other side of our balance sheet, we continue lowering the cost and improving the mix of our core funding. We have replaced higher-cost non-core deposits and have implemented a deposit growth strategy that concentrates on noninterest-bearing deposits. Combined with a methodical reduction in FHLB borrowings, we are managing our liabilities to optimize our profitability in this protracted low asset-growth environment. Our balance sheet and operations have become efficient and profitable as exhibited by our net interest margin of 3.26% for the first six months of 2013, which is equal to the average for all national commercial banks as reported by the FDIC in the statistics on depository institutions report at June 30, 2013. These results reflect an ongoing commitment to manage our balance sheet for the strongest possible long-term profitability.


3.26
3.28
3.10
3.07
3.35
06/13
12/12
12/11
12/10
12/09
Net interest margin (percent)


strength.

Return to Current SEC Reporting Marks Important Milestone

After identifying a material weakness in our financial close process in 2010, we moved immediately to implement remediation efforts to address this issue. Our team worked closely with experienced consultants to restate certain prior period Securities and Exchange Commission (SEC) filings and to meet reporting requirements for periods which were delayed while we addressed the earlier period issues. In August 2012 we returned to current reporting status with the SEC when we filed our 2011 Form 10-K and the Forms 10-Q for the first and second quarters of 2012. Since that time we have completed our scheduled filings and released our financial results in the required timeframe for public companies of our size, and we expect to continue this practice going forward. Our return to current SEC reporting status moved the active trading of the Company's shares back to the OTCQB, providing increased liquidity and visibility for our common stock, as illustrated by the 2013 year-to-date average monthly trading volume of approximately 50,000 shares.

Bolstering our Financial Strength with Enhanced Capital

Through balance sheet risk management and improved operational performance in recent quarters, FNCB's total risk-based capital ratio grew to 12.27% at June 30, 2013, up 244 basis points from our lowest level of 9.83% at December 31, 2010, during a time of significant economic downturn. We presently exceed the standard "well-capitalized" metrics established by the regulatory agencies, and each quarter we have grown closer to attaining a risk-based capital level exceeding 13% as stipulated by the OCC, and we believe we are positioning FNCB to return to normalized status with our industry regulators. We also believe we are positioning FNCB to remain a strong and independent competitor within our Northeastern Pennsylvania service area for many years to come. By maintaining the appropriate ratios of capital to assets we hope to regain the ability to pay our shareholders a regular dividend, as well as remove barriers to accessing additional outside capital for growth and expansion. Management and the Board of Directors continue to evaluate the sources and timing of capital generation options.


8.01
7.20
7.20
6.06
7.28
06/13
12/12
12/11
12/10
12/09
12.27
11.79
11.73
9.83
10.20
06/13
12/12
12/11
12/10
12/09

Tier I leverage ratio (percent) - Bank

Total risk-based capital to risk-adjusted assets (percent) - Bank


presence.

Our Retail Franchise – A Valuable Asset

Our organizational and financial improvements have been achieved without sacrificing our commitment to our customers and communities. We have maintained a strong deposit share and competitive presence in our primary markets, even while we implemented our deposit pricing and growth strategy. We believe our success in retaining our loyal customer base is attributable to our reputation as a service-oriented, local institution strongly committed to the communities that we serve.

In recent months, we have taken action to both strengthen and focus our retail banking presence. This included a thorough analysis of our downtown Wilkes-Barre presence, resulting in action to enhance our position in this important market. We announced plans in early 2013 to relocate our downtown Wilkes-Barre branch in a move which better serves the area's business and personal banking customers. Approximately 1,500 downtown businesses are now conveniently located within a one-mile radius of our new 3,500 square foot downtown office. The new location at 1 North Main Street opened on April 29, 2013, and has been well received by our customers who are responding to the improved access and enhanced banking experience.

Another element of our strategic plan involved a comprehensive evaluation of our retail banking activities in Monroe County. In August 2013, we executed a "Branch Purchase and Deposit/Loan Assumption Agreement" for the sale of our Monroe County retail banking activities to ESSA Bank & Trust. We are currently working with ESSA to transfer this business and we expect to complete the conversion process in the first quarter of 2014. Upon closing, this transaction will provide an immediate financial benefit while further strengthening our capital position. We consider this a strategically sound move which improves operating efficiency and profitability, and allows enhanced focus on our efforts within our core service areas in Lackawanna, Luzerne and Wayne counties. We are committed to maintaining and growing the strong competitive position which FNCB has historically enjoyed in Northeastern Pennsylvania and believe our improved operational capabilities will support our planned growth over time.


commitment.

Commitment to our Employees, Customers and Communities

Employee professional development is a priority at FNCB. Over the last few years, we have significantly enhanced our investment in training for employees at all levels. Executives and professionals regularly attend seminars and conferences targeted to their areas of specialty. In addition, FNCB offers in-house leadership training, sales training, product training and technical training on a regular basis. We're particularly proud of our annual "Emerging Leaders Program" offered to employees seeking to grow into positions of greater responsibility.

Along with our commitment to make banking with FNCB the most convenient and rewarding experience possible for our customers, we are also living our objective to be "Simply a Better Bank" through our continuous dedication to the communities we serve. We provide ongoing support to many organizations that work to improve the lives of our customers. In 2012, our employees volunteered more than 500 hours to 35 local service organizations. They donated their time to local food banks, built homes with Habitat for Humanity and participated in numerous community development and youth-focused programs. FNCB fostered their involvement by providing paid time-off and encouraging our employees to make a difference. In addition, FNCB has committed to promote financial literacy through its participation in the Teach Children to Save and Get Smart About Credit programs as part of our commitment to promote financial literacy in the classroom. Through these programs, FNCB employees visit area schools to deliver grade-appropriate lessons on saving, budgeting and prioritizing by bringing together real life and classroom learning. Over the past two school years, FNCB employee volunteers have visited more than 3,000 students in Northeastern Pennsylvania.

We also provided financial support to a wide range of nonprofit organizations that address quality of life issues with an emphasis on low-to-moderate income communities. This support included grants to 269 nonprofit organizations within our service area in 2012. Recognizing the ongoing importance of education, FNCB contributes annually to fund scholarships, educational improvement and prekindergarten organizations through more than 20 nonprofit organizations within our market area. Even during a challenging economic period for FNCB, we continued to invest in programs that make a difference for our communities and demonstrated our commitment to this region.


growth.

Looking Forward

While additional work remains to be done, despite a period of measurable progress, we're energized by how far we have come. We're also encouraged by the strong support of our shareholders and customers, as well as the dedication of our associates who remain committed to providing service that sets FNCB apart from the competition. To recognize the importance of what our employees' efforts mean to FNCB's ongoing success, the Board granted 50 shares of the Company's common stock to each active full- and part-time employee on December 17, 2012. The message communicated by this action was simple. Our Board believes that by aligning the interests of all employees with the interests of shareholders we'll continue to experience the level of effort and dedication that has been so important to our turnaround.

Our priorities for the remainder of 2013 and for 2014 are:

- Continue to add high-quality, profitable assets to our balance sheet;
- Growth of noninterest income through better management of existing fees and service charges, wealth management services revenue, and implementing new sources of revenue;
- Organic growth in our deposit base, primarily demand deposit accounts, through relationship building;
- Investing in employee development through leadership and customer service training programs, and providing growth through advancement opportunities and increased responsibilities;
- Continued development of a culture of full customer service through training programs concentrating on service qualities and sales activities; and,
- Efficiency improvement, both operational and financial, through investment in our products, our people and our franchise.

We are encouraged by FNCB's improved prospects for 2014. We have an experienced and knowledgeable management team that is now focused on advancing our market share. Our fully engaged directors provide a wealth of business experience and institutional knowledge to the process of guiding the Company's strategic direction, and the Board is continually evaluating alternatives to further strengthen its oversight capabilities.

We thank you for your continued support of First National Community Bancorp, Inc., and we look forward to brighter days ahead. Our results do not yet reflect the potential of our customer-focused franchise, but we believe that the improvements which are now in place will translate into growth and increased value over the longer term.

Yours truly,





Dominick L. DeNaples
Chairman of the Board

Steven R. Tokach
President & CEO

First National Community Bancorp., Inc. | Officers & Directors

OFFICERS

Dominick L. DeNaples
Chairman of the Board

Steven R. Tokach
President & CEO

Michael J. Cestone, Jr.
Secretary

James M. Bone, Jr., CPA
Executive Vice President
Chief Financial Officer

DIRECTORS

Dominick L. DeNaples

Steven R. Tokach

Michael J. Cestone, Jr.

Joseph Coccia

Dr. Louis A. DeNaples, Jr.

Joseph J. Gentile

Thomas J. Melone, CPA

John P. Moses, Esquire

John R. Thomas - Director Emeritus

First National Community Bank | Directors

Dominick L. DeNaples
Chairman of the Board

Steven R. Tokach
President & CEO

Michael J. Cestone, Jr.
Secretary

Joseph Coccia

Louis A. DeNaples[1]

Dr. Louis A. DeNaples, Jr.

Joseph J. Gentile

Thomas J. Melone, CPA

John P. Moses, Esquire

John R. Thomas - Director Emeritus

[1]Not actively serving as a Director of the Bank since February 6, 2008.

First National Community Bank | Bank Officers

Steven R. Tokach
President & CEO

Gerard A. Champi
Chief Operating Officer

James M. Bone, Jr., CPA
Executive Vice President
Chief Financial Officer

Joseph J. Earyes, CPA
First Senior Vice President
Chief Retail Banking & Operations Officer

Brian C.Mahlstedt
First Senior Vice President
Chief Lending Officer

Donald H. Ryan
Senior Vice President
Human Resources Officer

Mary G. Cummings
Senior Vice President
General Counsel

Lisa L. Kinney
Senior Vice President
Retail Lending Officer

Paul S. Dunda
Senior Vice President
Information Services & Operations Officer

Cathy J. Conrad
Senior Vice President
Chief Credit Administration Officer

Stephanie A. Westington, CPA
Senior Vice President
Controller

Patrick J. Barrett
Senior Vice President
Regional Commercial Lending Mgr.

Joseph A. Castrogiovanni
Senior Vice President
Regional Commercial Lending Mgr.

Richard F. Post, Jr.
Senior Vice President
Senior Special Assets Officer

Donna M. Czerw
Senior Vice President
Retail Banking Officer

Mary Ann Gardner
Vice President
Compliance Officer

Ryan J. Barhight
Vice President
Credit Analyst Supervisor

Philip E. Ogren
Vice President
Information Technology Officer

Thomas C. Lunney
Vice President
Property Manager

First National Community Bank | Bank Officers (cont'd)

John N. Dorneman
Vice President
Commercial Lending Mgr/Business Development

Theresa M. Surma
Vice President
Operations Officer

James S. Worobey
Vice President
Workout Officer II

Judith M. LaCouture
Vice President
Marketing Manager

Joan M. Dwyer
Vice President
Organizational Development/Staffing Officer

Dawn D. Gronski
Vice President
Compensation/Benefits Officer

Joseph D. Angelella
Vice President
Relationship Manager III

Madolyn A. MacArthur
Vice President
Regional Manager II

Nancy A. Jeffers
Vice President
Relationship Manager III

Karen M. Weller
Vice President
Retail Banking Manager

Angelo Ambrosecchia
Assistant Vice President
Business Development Officer II

Roger R. Anderson
Assistant Vice President
Relationship Manager I

Helen L. Barosky
Assistant Vice President
Business Development Officer II

Domnick M. Pasqualichio
Assistant Vice President
Relationship Manager II

Karen M. Smith
Assistant Vice President
Relationship Manager I

Richard D. Padula
Assistant Vice President
Mortgage Origination Supervisor

Jenny J. Severs
Assistant Vice President
Indirect/Consumer Lending Manager

Ashley M. Tomko
Assistant Vice President
Consumer/ Mortgage Processing Supervisor

Sharon A. Martin
Assistant Vice President
Loan Administration Supervisor

Elizabeth M. Benkoski
Assistant Vice President
Retail Training Coordinator

Marilyn K. Dolphin
Assistant Vice President
Community Office Manager II

Eileen R. Farber-Bonk
Assistant Vice President
Regional Manager II

Christine A. Gresh
Assistant Vice President
Regional Manager I

Frank J. Kost
Assistant Vice President
Retail Systems Analyst

Eileen A. Sennett
Assistant Vice President
Deposit Operations Manager

Bernice A. Shipp
Assistant Vice President
Regional Manager I

Lucy E. Singer
Assistant Vice President
Regional Manager II

Debra A. Skurkis
Assistant Vice President
Regional Manager II

Lyn Bartorillo
Banking Officer
Mortgage Lending Coordinator

Kelly Sukel
Banking Officer
Indirect/Consumer Lending Underwriter II

Linda L. Matylewicz
Banking Officer
Employment Coordinator

Amy M. Kelley
Banking Officer
Accounting Manager

Christine E. Klime
Banking Officer
Credit Analyst III

Larae L. Krushinski
Banking Officer
Credit Administration Supervisor

Tara A. Cobb
Banking Officer
Credit Analyst III

Marcella K. Miller
Banking Officer
BSA Manager

Amy L. Richards
Banking Officer
Relationship Manager I

Jennifer Jenner
Banking Officer
Bank Card Relationship Manager

Walter M. Jurgiewicz
Banking Officer
System Administrator

Christopher P. Kunz
Banking Officer
Telecommunications Manager

Ronald S. Honick
Audit Manager

William A. McGuigan
Assistant Auditor

Germaine T. Helcoski
Assistant Auditor


FNCB

OUR MISSION

Simply a better bank.™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-53869

FIRST NATIONAL COMMUNITY BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania (State or Other Jurisdiction of Incorporation or Organization)	**23-2900790** (I.R.S. Employer Identification No.)
102 E. Drinker St., Dunmore, PA (Address of Principal Executive Offices)	**18512** (Zip Code)

Registrant's telephone number, including area code **(570) 346-7667**

Securities registered pursuant to Section 12(b) of the Act: **NONE**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1.25 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of the registrant, held by non-affiliates was $37,859,031 at June 30, 2012.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

State the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 16,457,169 shares of common stock as of March 27, 2013.

Contents

PART I 3
Item 1. Business 3
Item 1A. Risk Factors. 15
Item 1B. Unresolved Staff Comments. 22
Item 2. Properties. 23
Item 3. Legal Proceedings 26
Item 4. Mine Safety Disclosures. 26
PART II 26
Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities. 26
Item 6. Selected Financial Data 29
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 30
Item 7A. Quantitative and Qualitative Disclosures About Market Risk. 59
Item 8. Financial Statements and Supplementary Data. 62
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 115
Item 9A. Controls and Procedures 117
Item 9B. Other Information 116
PART III 117
Item 10. Directors, Executive Officers and Corporate Governance. 117
Item 11. Executive Compensation. 121
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 133
Item 13. Certain Relationships and Related Transactions, and Director Independence. 136
Item 14. Principal Accounting Fees and Services. 138
PART IV 139
Item 15. Exhibits and Financial Statement Schedules 139

PART 1

Item 1. Business

Overview

The Company

First National Community Bancorp, Inc., incorporated in 1997, is a Pennsylvania business corporation and a registered bank holding company headquartered in Dunmore, Pennsylvania. In this report the terms "Company," "we," "us," and "our" refer to First National Community Bancorp, Inc. and its subsidiaries, unless the context requires otherwise. In certain circumstances, however, First National Community Bancorp, Inc. uses the term "Company" to refer to itself.

The Company became an active bank holding company on July 1, 1998 when it acquired ownership of First National Community Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company. The Company's primary activity consists of owning and operating the Bank, which provides practically all of the Company's earnings as a result of its banking services.

As a result of criticism received from banking regulators in connection with their examination process during 2010, the Company has taken steps to remediate and improve its lending policies and its credit administration function, including developing and implementing new policies and procedures, particularly related to risk management. The Company has also been advised by its regulators that it must increase its regulatory capital. For more information regarding the supervision and regulation of the Company, refer to the section entitled "Supervision and Regulation – Supervisory Actions," in this Item 1 to the Annual Report on Form 10-K.

The Bank

Established as a national banking association in 1910, the Bank operates 21 full-service branch offices within four contiguous counties, Lackawanna, Luzerne, Wayne and Monroe, its primary market area located in the Northeast section of the state.

Retail Banking

The Bank provides a wide variety of retail banking products and services to individuals and businesses including Image Checking and E-Statements. Deposit products include various checking, savings and certificate of deposit products, as well as a line of preferred products for higher-balance customers. The Bank also participates in the Certificate of Deposit Account Registry program, which allows customers to secure Federal Deposit Insurance Corporation ("FDIC") insurance on balances in excess of the standard limitations.

The Bank also offers customers the convenience of 24-hour banking, seven days a week, through FNCB Online via a secure website https://www.fncb.com. FNCB Online's product suite includes Bill Payment, Finance Works, Funds Transfer and POP Money (person to person transfers), and Purchase Rewards. FNCB Online can also be accessed through our mobile application. Customers can also use our automated teller machines ("ATMs") located in each of our 21 branch offices and 7 other locations.

Through FNCB Online, customers can directly access their accounts, open new accounts and apply for a mortgage through our Mortgage Center. Telephone Banking (Account Link), a service that provides customers with the ability to access account information, perform related account transfers, and apply for a loan through the use of a touch tone telephone, is also available. The Bank offers overdraft Bounce Protection and Instant Money loans which provide customers with an added level of protection against unanticipated cash flow emergencies and account reconciliation errors.

FNCB Business Online is a menu driven product that allows the Bank's business customers direct access to their account information and the ability to perform internal and external transfers and process Direct Deposit payroll transactions for employees, 24 hours a day, 7 days a week, from their place of business. Remote Deposit Capture allows business customers the ability to process daily check deposits to their accounts through an online image capture environment.

Lending Activities

The Bank offers a variety of loans, including residential real estate loans, construction, land acquisition and development loans, commercial real estate loans, commercial and industrial loans, loans to state and political subdivisions, and consumer loans, generally to individuals and businesses in its primary market area.

Residential Mortgage Loans

The Bank offers fixed and variable rate one-to-four-family residential loans. The Bank also offers a rate lock product that allows the borrower to lock in their interest rate at the time of application as well as at the time of commitment. During 2012 and 2011, the volume of customers who exercised the option to lock the rate was minimal. At December 31, 2012, one-to-four family residential mortgage loans totaled $90.2 million, or 15.1%, of our total loan portfolio.

One-to-four family mortgage loans are originated generally for sale in the secondary market. During the year ended December 31, 2012, the Bank sold $26.2 million of one-to-four family mortgages. The Bank retains servicing rights on these mortgages.

Construction, Land Acquisition and Development Loans

The Bank offers interim construction financing secured by residential property for the purpose of constructing one-to-four family homes. The Bank also offers interim construction financing for the purpose of constructing residential developments and various commercial properties including shopping centers, office complexes and single purpose owner occupied structures and for land acquisition. At December 31, 2012, construction, land acquisition and development loans of $32.5 million represented 5.4% of the total loan portfolio.

Commercial Real Estate Loans

At December 31, 2012, commercial real estate loans totaled $231.8 million, or 38.8%, of the Bank's total loan portfolio. Commercial real estate mortgage loans represent the largest portion of the Bank's total loan portfolio and loans in this portfolio generally have larger loan balances. The commercial real estate loan portfolio is secured by a broad range of real estate, including but not limited to, office complexes, shopping centers, hotels, warehouses, gas stations, convenience markets, residential care facilities, nursing care facilities, restaurants, multifamily housing, farms and land subdivisions.

Commercial and Industrial Loans

The Bank generally offers commercial loans to individuals and businesses located in our primary market area. The commercial loan portfolio includes lines of credit, dealer floor plan lines, equipment loans, vehicle loans, improvement loans and term loans. These loans are primarily secured by vehicles, machinery and equipment, inventory, accounts receivable, marketable securities, deposit accounts and real estate. At December 31, 2012, commercial and industrial loans totaled $110.1 million, or 18.4%, of the Bank's total loan portfolio.

Although the Bank believes its initial loan underwriting was sound, the Commercial Loan portfolio, and in particular, the commercial real estate, and construction, land acquisition and development segments, were negatively impacted as a result of the recent recession. Both the national and local economies experienced a prolonged severe economic downturn, with rising unemployment levels and erosion in consumer confidence. These factors contributed to a number of loan defaults. Additionally, the related softening of the real estate market resulted in a decline in the value of the real estate securing the loans in this portfolio. In particular, loans for land development and subdivisions were substantially impacted and create greater risk of collectability than other types of commercial mortgage loans.

Consumer Loans

Consumer loans include both secured and unsecured installment loans, lines of credit and overdraft protection loans. The Bank is also in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. Generally, the Bank also offers home equity loans and lines of credit with a maximum combined loan-to-value ratio of 90%, based on the appraised value of the property. Home equity loans have fixed rates of interest and are for terms up to 15 years. Equity lines of credit have adjustable interest rates and are based upon the prime interest rate. At December 31, 2012, consumer loans totaled $109.8 million, or 18.4%, of the total loan portfolio.

State and Political Subdivision Loans

The Bank originates loans to state and political subdivisions primarily to municipalities in the Bank's market area. At December 31, 2012, state and political subdivision loans totaled $23.4 million, or 3.9%, of the Bank's loan portfolio.

For more information regarding the Company's loan portfolio and lending policies, please refer to Note 2 "Summary of Significant Accounting Polices" to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Wealth Management

Wealth management services are available at the Bank. Customers are able to access alternative deposit products such as mutual funds, annuities, stocks, and bonds directly for purchase from an outside provider.

Deposit Activities

In general, deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. The Bank grows its deposits within our market area primarily by offering a wide selection of deposit accounts. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, the Bank considers the interest rates offered by the competition, the interest rates available on borrowings, its liquidity needs and customer preferences. The Bank regularly reviews its deposit mix and deposit pricing. The Bank's deposit pricing strategy generally has been to remain competitive in its market area, and to offer special rates in order to attract deposits of a specific type or term to satisfy the Bank's asset and liability requirements.

Competition

The Company faces substantial competition in originating loans and in attracting deposits from a significant amount of financial institutions operating in its market area, many with a statewide or regional presence, and in some cases, a national presence. The competition comes principally from other banks, savings institutions, credit unions, mortgage banking companies and, with respect to deposits, institutions offering investment alternatives, including money market funds. The increased competition has resulted from changes in the legal and regulatory guidelines, as well as from economic conditions. The fixed cost of regulatory compliance remains high for community banks as compared to their larger competitors that are able to achieve economies of scale. As discussed above and in Note 7, "Regulatory Matters" to the consolidated financial statements included in Item 8 to this Annual Report on Form 10-K, the Company and the Bank are subject to extensive regulation and supervision, including regulations that limit the type and scope of activities, such as the Order and Agreement.

As a result of consolidation in the banking industry, some of the Bank's competitors and their respective affiliates may enjoy advantages such as greater financial resources, a wider geographic presence, a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. The Company considers its major competition to be local commercial banks as well as other commercial banks with branches in the Company's market area. Competitors may offer deposits at higher rates and loans with lower fixed rates, more attractive terms and less stringent credit structures than the Company has been able to offer. The growth and profitability of the Company depends on the continued ability to successfully compete.

Supervision and Regulation

We participate in a highly regulated industry and are subject to a variety of statutes, regulations and policies, as well as ongoing regulatory supervision and review. These laws, regulations and policies are subject to frequent change and we take measures to comply with applicable requirements.

Supervisory Actions

In 2010, the Company and the Bank entered into regulatory agreements with their respective federal regulators. Set forth below is a summary description of the material terms of the regulatory agreements. The Company and the Bank have made significant efforts to comply with each of the provisions of the Consent Order dated September 1, 2010 (the "Order") issued by the Office of the Comptroller of the Currency (the "OCC") and the Written Agreement (the "Agreement") with the Federal Reserve Bank of Philadelphia (the "Reserve Bank"). Based on their discussions with the OCC and the Reserve Bank and their efforts to date, the Company and the Bank believe they have made substantial progress towards compliance, with certain of the requirements of the Order and Agreement, but, as of the date of this report, neither the Company nor the Bank is yet in full compliance with all of the requirements. Furthermore, there can be no assurance that the OCC or the FRB will deem the Company's and the Bank's actions to be adequate, that further compliance actions will not be required, or that the Company and the Bank will be able to satisfy all of the requirements.

OCC Consent Order. The Bank, pursuant to a Stipulation and Consent to the Issuance of a Consent Order dated September 1, 2010 without admitting or denying any wrongdoing, consented and agreed to the issuance of the Order by the OCC, the Bank's primary regulator. The Order requires the Bank to undertake certain actions within designated timeframes, and to operate in compliance with the provisions thereof during its term. The Order is based on the results of an examination of the Bank as of March 31, 2009. Since the examination, management has engaged in discussions with the OCC and has taken steps to improve the condition, policies and procedures of the Bank. Compliance with the Order is monitored by a committee (the "Committee") of at least three directors, none of whom is an employee or controlling shareholder of the Bank or its affiliates or a family member of any such person. The Committee is required to submit written progress reports on a monthly basis and the Agreement requires the Bank to make periodic reports and filings with the OCC. The members of the Committee are John P. Moses, Joseph Coccia, Joseph J. Gentile and Thomas J. Melone. The material provisions of the Order are as follows:

(i) By October 31, 2010, the Board of Directors of the Bank (the "Board") was required to adopt and implement a three-year strategic plan which must be submitted to the OCC for review and prior determination of no supervisory objection; the strategic plan must establish objectives for the Bank's overall risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development, and market segments that the Bank intends to promote or develop, and include strategies to achieve those objectives; if the strategic plan involves the sale or merger of the Bank, it must address the timeline and steps to be followed to provide for a definitive agreement within 90 days after the receipt of a determination of no supervisory objection;

(ii) by October 31, 2010, the Board was required to adopt and implement a three year capital plan, which must be submitted to the OCC for review and prior determination of no supervisory objection;

(iii) by November 30, 2010, the Bank was required to achieve and thereafter maintain a total risk-based capital equal to at least 13% of risk-weighted assets and a Tier 1 capital equal to at least 9% of adjusted total assets;

(iv) the Bank may not pay any dividend or capital distribution unless it is in compliance with the higher capital requirements required by the Order, the Capital Plan, applicable legal requirements and, then only after receiving a determination of no supervisory objection from the OCC;

(v) by November 15, 2010, the Committee was required to review the Board and the Board's committee structure; by November 30, 2010, the Board was required to prepare or cause to be prepared an assessment of the capabilities of the Bank's executive officers to perform their past and current duties, including those required to respond to the most recent examination report, and to perform annual performance appraisals of each officer;

(vi) by October 31, 2010, the Board was required to adopt, implement and thereafter ensure compliance with a comprehensive conflict of interest policy applicable to the Bank's and the Company's directors, executive officers, principal shareholders and their affiliates and such person's immediate family members and their related interests, employees, and by November 30, 2010, conduct a review of existing relationships with such persons to identify those, if any, not in compliance with the policy; and review all subsequent proposed transactions with such persons or modifications of transactions;

(vii) by October 31, 2010, the Board was required to develop, implement and ensure adherence to policies and procedures for Bank Secrecy Act ("BSA") compliance; and account opening and monitoring procedures compliance;

(viii) by October 31, 2010, the Board was required to ensure the BSA audit function is supported by an adequately staffed department or third party firm; adopt, implement and ensure compliance with an independent BSA audit; and assess the capabilities of the BSA officer and supporting staff to perform present and anticipated duties;

(ix) by October 31, 2010, the Board was required to adopt, implement and ensure adherence to a written credit policy, including specified features, to improve the Bank's loan portfolio management;

(x) the Board was required to take certain actions to resolve certain credit and collateral exceptions;

(xi) by October 31, 2010, the Board was required to establish an effective, independent and ongoing loan review system to review, at least quarterly, the Bank's loan and lease portfolios to assure the timely identification and categorization of problem credits; by October 31, 2010, to adopt and adhere to a program for the maintenance of an adequate allowance for loan and lease losses ("ALLL"), and to review the adequacy of the Bank's ALLL at least quarterly;

(xii) by October 31, 2010, the Board was required to adopt and the Bank implement and adhere to a program to protect the Bank's interest in criticized assets; and the Bank may only extend additional credit (including renewals) to a borrower whose loans are criticized under specified circumstances;

(xiii) by October 31, 2010, the Board was required to adopt and ensure adherence to action plans for each piece of other real estate owned;

(xiv) by November 30, 2010, the Board was required to develop, implement and ensure adherence to a policy for effective monitoring and management of concentrations of credit;

(xv) by October 31, 2010, the Board was required to revise and implement the Bank's other than temporary impairment policy;

(xvi) by October 31, 2010, the Board was required to take action to maintain adequate sources of stable funding and liquidity and a contingency funding plan; by October 31, 2010, the Board was required to adopt, implement and ensure compliance with an independent, internal audit program; and

(xvii) take actions to correct cited violations of law; and adopt procedures to prevent future violations and address compliance management.

Federal Reserve Agreement. On November 24, 2010, the Company entered into a written Agreement (the "Agreement") with the Reserve Bank. The Agreement requires the Company to undertake certain actions within designated timeframes, and to operate in compliance with the provisions thereof during its term. The material provisions of the Agreement include the following:

(i) the Company's Board was required to take appropriate steps to fully utilize the Company's financial and managerial resources to serve as a source of strength to the Bank, including taking steps to ensure that the Bank complies with its Consent Order entered into with the OCC;

(ii) the Company may not declare or pay any dividends without the prior written approval of the Reserve Bank and the Director of the Division of Banking Supervision and Regulation (the "Director") of the Federal Reserve Board;

(iii) the Company may not take dividends or other payments representing a reduction of the Bank's capital without the prior written approval of the Reserve Bank;

(iv) the Company and its nonbank subsidiary may not make any payment of interest, principal or other amounts on the Company's subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank and the Director;

(v) the Company may not make any payment of interest, principal or other amounts on debt owed to insiders of the Company without the prior written approval of the Reserve Bank and Director;

(vi) the Company and its nonbank subsidiary may not incur, increase or guarantee any debt without the prior written approval of the Reserve Bank;

(vii) the Company may not purchase or redeem any shares of its stock without the prior written approval of the Reserve Bank;

(viii) the Company was required to submit to the Reserve Bank, by January 23, 2011, an acceptable written plan to maintain sufficient capital at the Company on a consolidated basis. Thereafter, the Company must notify the Reserve Bank within 45 days of the end of any quarter in which the Company's capital ratios fall below the approved capital plan's minimum ratios, and submit an acceptable written plan to increase the Company's capital ratios above the capital plan's minimums;

(ix) the Company was required to immediately take all actions necessary to ensure that: (1) each regulatory report accurately reflects the Company's condition on the date for which it is filed and all material transactions between the Company and its subsidiaries; (2) each such report is prepared in accordance with its instructions; and (3) all records indicating how the report was prepared are maintained for supervisory review;

(x) the Company was required to submit to the Reserve Bank, by January 23, 2011, acceptable written procedures to strengthen and maintain internal controls to ensure all required regulatory reports and notices filed with the Board of Governors are accurate and filed in accordance with the instructions for preparation;

(xi) the Company was required to submit to the Reserve Bank, by January 8, 2011, a cash flow projection for 2011, reflecting the Company's planned sources and uses of cash, and submit a cash flow projection for each subsequent calendar year at least one month prior to the beginning of such year;

(xii) the Company must comply with: (1) the notice provisions of Section 32 of the FDI Act and Subpart H of Regulation Y in appointing any new director or senior executive officer or changing the duties of any senior executive officer; and (2) the restrictions on indemnification and severance payments of Section 18(k) of the FDI Act and Part 359 of the FDIC's regulations; and

(xiii) the Board must submit written progress reports within 30 days of the end of each calendar quarter.

Since entering into the Order and the Agreement, the Company has incurred expenses in an effort to comply with the terms of these agreements. In particular, the Company has incurred expenses in connection with developing and implementing policies and procedures and hiring additional personnel as required by the Order and the Agreement.

During the years ended December 31, 2012 and 2011, the Company incurred approximately $0.6 million and $1.0 million, respectively, of expenses related to entering into and complying with these regulatory agreements, consisting primarily of professional and consulting fees. In addition, the Order and the Agreement place restrictions on the Company's ability to borrow funds and to pay interest and dividends to its security holders. In the future, the Company may continue to experience increased costs related to compliance with these regulatory agreements and also expects to face certain restrictions on its operations for as long as it continues to operate under the Order and the Agreement. The Company expects, however, that future compliance expenses will decrease from the 2012 level, because the majority of the expenses incurred to date are related to development and implementation of processes and policies that, once those policies and processes are finalized and implemented, are not expected to recur.

The Order and the Agreement have not and are not expected to have an impact on the Company's ability to attract and maintain deposits or the Company's cost of funds. In order to meet the increased capital requirements imposed under the Order and the Agreement, however, unless the Company is able to raise additional capital, the Company could be limited in the aggregate amount of loans it can have outstanding, which may constrain loan growth. While it is not anticipated that the Order and the Agreement will have an impact on the Company's net interest margin, the overall cost of compliance with the Order and the Agreement will continue to impact profitability at least through the end of 2013.

The Company

The Company is a bank holding company registered with, and subject to regulation by, the Reserve Bank and the Federal Reserve Board ("FRB"). The Bank Holding Company Act of 1956, as amended (the "BHCA") and other federal laws subject bank holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations and unsafe and unsound banking practices.

The BHCA requires approval of the FRB for, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The BHCA also generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law; but if the bank is at least 5 years old, the FRB may approve the acquisition.

With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing services for its authorized subsidiaries. A bank holding company may, however, engage in, or acquire an interest in a company that engages in, activities that the FRB has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the FRB is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The FRB is also empowered to differentiate between activities commenced *de novo* and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the FRB has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to the bank holding company or any other subsidiary of the bank holding company; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

The Gramm Leach-Bliley Act of 1999 (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which allows such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities without further approval. The Company has not elected to become a financial holding company. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the FRB to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

The Bank

The Bank, as a national bank, is a member of the Federal Reserve System and its accounts are insured up to the maximum legal limit by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to regulation, supervision and regular examination by the OCC. The regulations of these agencies and the FDIC govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. State laws may also apply to the Bank to the extent that federal law does not preempt the state law. The laws and regulations governing the Bank generally have been promulgated to protect depositors and the Deposit Insurance Fund, and not for the purpose of protecting shareholders.

Branching and Interstate Banking. The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") by adopting a law after the date of enactment of the Riegle-Neal Act and before June 1, 1997 that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate bank mergers are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

The Dodd-Frank Act authorizes national and state banks to establish *de novo* branches in other states to the same extent as a bank chartered by that state would be so permitted. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Pennsylvania law had previously permitted banks chartered in Pennsylvania to branch in other states without limitation, thereby permitting national banks in Pennsylvania to establish branches anywhere in the state, but only permitted out of state banks to branch in Pennsylvania if the home state of the out of state bank permits Pennsylvania banks to establish *de novo* branches. The branching provisions of the Dodd-Frank Act could result in more banks from other states establishing *de novo* branches in the Bank's market area.

USA Patriot Act and Bank Secrecy Act ("BSA"). Under the BSA, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and that the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, commonly referred to as the "USA Patriot Act" or the "Patriot Act," financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to detect, and prevent, the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The OCC has required the Bank to strengthen its internal policies and procedures with respect to BSA compliance, and the Bank continues to develop and implement policies designed to satisfy this requirement.

Capital Adequacy Guidelines. The FRB and OCC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

National banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) must be core capital (Tier 1). Tier 1 Capital generally consists of the sum of common shareholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the fair value of securities classified as "available for sale" in accordance with Accounting Standards Codification ("ASC") Topic 320, Investments-Debt and Equity Securities. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock that is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general ALLL. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets that are typically held by a bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one-to-four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the OCC has established a minimum 3.0% leverage capital ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum leverage capital ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that maintain a strong capital position and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum leverage capital ratio requirement is required, within 60 days of the date as of which it fails to comply with such requirement, to submit a reasonable plan describing the means and timing by which the bank will achieve its minimum leverage capital ratio requirement. A bank that fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject the bank to a cease-and-desist order. Any insured depository institution with a leverage capital ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its leverage capital ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such a directive is enforceable in the same manner as a final cease-and-desist order.

The Bank's total capital to risk weighted assets ratio at December 31, 2012 and 2011 was 11.79% and 11.73%, respectively. The Tier I capital to risk weighted assets ratio at December 31, 2012 and 2011 was 10.52% and 10.46% respectively. The Tier I capital to average assets ratio at December 31, 2012 and 2011 was unchanged at 7.20%. Under the Order, the Bank was required to achieve a total capital ratio of 13% and a Tier I capital to average assets ratio of 9% by November 30, 2010. As of December 31, 2012, however, the Bank had not achieved these ratios. The Company continues to explore various options to improve its regulatory capital ratios. The Company's total capital ratio at December 31, 2012 and 2011 was 10.20% and 11.35%, respectively. The Tier I capital to risk weighted assets at December 31, 2012 and 2011 was 5.95% and 6.85%, respectively. The Tier I capital to average assets at December 31, 2012 and 2011 was 4.07% and 4.72%, respectively.

Proposed Changes in Capital Requirements. In December 2010, the Basel Committee on Banking Supervision released its final framework for strengthening international capital and liquidity regulation ("Basel III"). Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain more capital, with a greater emphasis on common equity. Implementation was to be phased in between 2013 and 2019, but has been delayed pending further review of the proposed implementing regulations discussed below.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure "Common Equity Tier 1" ("CET1"), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

When fully phased-in, Basel III requires banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a "capital conservation buffer" of 2.5 %; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer; (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0% plus the capital conservation buffer and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented. The capital conservation buffer is designed to absorb losses during periods of economic stress.

Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) may face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

The FRB, the FDIC and the OCC issued a joint Notice of Proposed Rulemaking in June 2012 (the "Basel III Notice"), which proposes to implement Basel III under regulations substantially consistent with the above. One additional proposed change from current practice proposed in the Basel III Notice, included as part of the definition of CET1 capital, would require banking institutions to generally include the amount of Additional Other Comprehensive Income (which primarily consists of unrealized gains and losses on available for sale securities which are not required to be treated as OTTI, net of tax) in calculating regulatory capital. The Basel III Notice also proposes a 4% minimum leverage ratio.

Additionally, the FRB, the FDIC and the OCC issued a second Notice of Proposed Rulemaking in June 2012 (the "Standardized Approach Notice") which would change the manner of calculating risk weighted assets. Under this Notice, new methodologies for determining risk-weighted assets in the general capital rules are proposed, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans, potential changes in the weighting of residential mortgage loans depending on the risk characteristics of the loan; and higher (greater than 100%) risk weighting for certain commercial real estate exposures that have higher credit risk profiles, including higher loan to value and equity components.

The components of the Basel III framework remain subject to revision or amendment, as are the rules proposed by the U.S. regulatory agencies in the Basel III Notice and Standardized Approach Notice. Accordingly, the regulations ultimately applicable to us may be substantially different from the Basel III final framework as published in December 2010, and as proposed in the Basel III Notice and Standardized Approach Notice. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets, and changes in the manner of calculating risk weighted assets, could adversely impact our net income and return on equity.

Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a total risk based capital ratio of 10.0% or more, a Tier 1 risk based capital ratio of 6.0% or more, a leverage capital ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk based capital ratio of 8.0% or more, a Tier 1 risk based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a total risk based capital ratio that is less than 8.0%, a Tier 1 risk based capital ratio that is less than 4.0% or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk based capital ratio that is less than 6.0%, a Tier 1 risk based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The Basel III Notice also proposes a change in the prompt corrective action capital requirements, effective in 2015. Under the proposal, an institution would be deemed to be: (i) "well capitalized" if it has a total risk based capital ratio of 10.0% or more, a Tier 1 risk based capital ratio of 8.0% or more, a CET1 risk based capital ratio of 6.5% or more, and a leverage capital ratio of 5.0% or more; (ii) "adequately capitalized" if it has a total risk based capital ratio of 8.0% or more, a Tier 1 risk based capital ratio of 6.0% or more, a CET1 risk based capital ratio of 4.5% or more, and a leverage capital ratio of 4.0% or more; (iii) "undercapitalized" if it has a total risk based capital ratio of less than 8.0%, a Tier 1 risk based capital ratio of less than 6.0%, a CET1 risk based capital ratio of less than 4.5%, and a leverage capital ratio of less than 4.0%; (iv) "significantly undercapitalized" if it has a total risk based capital ratio of less than 6.0%, a Tier 1 risk based capital ratio of less than 4.0%, a CET1 risk based capital ratio of less than 3.0%, and a leverage capital ratio of less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is less than or equal to 2.0%. Tangible equity would be defined for this purpose as Tier 1 capital (common equity tier 1 capital plus any additional Tier 1 capital elements) plus any outstanding perpetual preferred stock that is not already included in Tier 1 capital.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized.

Such a guaranty will expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution that fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA applicable to significantly undercapitalized institutions.

A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital which has been raised and is imminently available for infusion into the bank except for certain technical requirements which may delay the infusion for a period of time beyond the 90 day time period.

Immediately upon becoming undercapitalized, an institution becomes subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the Deposit Insurance Fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution if: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

The Bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a governmental agency. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance and cease-and-desist orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Under provisions of the federal securities laws, a determination by a court or regulatory agency that certain violations have occurred at a company or its affiliates can result in fines, restitution, a limitation of permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations can also affect a public company in its timing and ability to expeditiously issue new securities into the capital markets.

The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss allowances for regulatory purposes.

As a result of the volatility and instability in the financial system in recent years, Congress, the bank regulatory authorities and other government agencies have called for or proposed additional regulation and restrictions on the activities, practices and operations of banks and their holding companies. While many of these proposals relate to institutions that have accepted investments from, or sold troubled assets to, the Department of the Treasury or other government agencies, or otherwise participate in government programs intended to promote financial stabilization, Congress and the federal banking agencies have broad authority to require all banks and holding companies to adhere to more rigorous or costly operating procedures, corporate governance procedures, or to engage in activities or practices which they might not otherwise elect. Any such requirement could adversely affect the Company's business and results of operations. The Company did not accept an investment by the Treasury Department in its preferred stock or warrants to purchase common stock, and except for the temporary increases in deposit insurance for customer accounts, has not participated in any of the programs adopted by the Treasury Department, FDIC or Federal Reserve.

The Dodd-Frank Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") makes significant changes to the current bank regulatory structure and affects the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires a number of federal agencies to adopt a broad range of new rules and regulations, and to prepare various studies and reports for Congress. The federal agencies are given significant discretion in drafting these rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for some time. Although it is not possible to determine the ultimate impact of this statute until the extensive rulemaking is complete, the following provisions are considered to be of greatest significance to the Company:

- Expands the authority of the FRB to examine bank holding companies and their subsidiaries, including insured depository institutions;
- Requires a bank holding company to be well capitalized and well managed to receive approval of an interstate bank acquisition;
- Changes standards for federal preemption of state laws related to national banks and their subsidiaries;
- Provides mortgage reform provisions regarding a customer's ability to pay and making more loans subject to provisions for higher-cost loans and new disclosures;
- Creates a new Bureau of Consumer Financial Protection that will have rulemaking authority for a wide range of consumer protection laws that would apply to all banks and would have broad powers to supervise and enforce consumer protection laws;
- Creates the Financial Stability Oversight Council with authority to identify institutions and practices that might pose a systemic risk;
- Introduces additional corporate governance and executive compensation requirements on companies subject to the Securities and Exchange Act of 1934, as amended;
- Permits FDIC-insured banks to pay interest on business demand deposits;
- Requires that holding companies and other companies that directly or indirectly control an insured depository institution to serve as a source of financial strength;
- Makes permanent the $250 thousand limit for federal deposit insurance at all insured depository institutions; and
- Permits national and state banks to establish interstate branches to the same extent as the branch host state allows establishment of in-state branches.

Consumer Financial Protection Bureau. The Dodd-Frank Act created a new, independent federal agency within the Federal Reserve System, the Consumer Financial Protection Bureau ("CFPB") having broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the consumer financial privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB, which began operations on July 21, 2011, has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions, including the Bank, are be subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for compliance with federal consumer protection laws and regulations. The CFPB also has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB has proposed or issued a number of important rules affecting a wide range of consumer financial products. Many of these rules have not been implemented, which has created significant uncertainty for the Company and the financial services industry in general. It is difficult to predict at this time the specific impact the Dodd-Frank Act and CFPB rulemakings will have on our business. The changes resulting from the Dodd-Frank Act and CFPB rulemakings may impact the profitability of our business activities, limit our ability to make, or the desirability of making, certain types of loans, including non-qualified mortgage loans, require us to change certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business or profitability. The changes may also require us to dedicate significant management attention and resources to evaluate and make necessary changes to comply with the new statutory and regulatory requirements.

FDIC Insurance Premiums. The FDIC maintains a risk-based assessment system for determining deposit insurance premiums. Four risk categories (I-IV), each subject to different premium rates, are established based upon an institution's status as well capitalized, adequately capitalized or undercapitalized, and the institution's supervisory rating.

The Dodd-Frank Act permanently increased the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, and extended unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are now based on a financial institution's average consolidated total assets less tangible equity capital. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act eliminated the statutory prohibition against the payment of interest on business checking accounts, effective in July 2011.

An insured institution is required to pay deposit insurance premiums on its assessment base in accordance with its risk category. There are three adjustments that can be made to an institution's initial base assessment rate: (1) a potential decrease for long-term unsecured debt, including senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) a potential increase for secured liabilities above a threshold amount; and (3) for non-Risk Category I institutions, a potential increase for brokered deposits above a threshold amount. The FDIC may also impose special assessments from time to time.

Additionally, during 2012, the Bank elected to participate in the FDIC program whereby noninterest-bearing transaction account deposits were insured without limitation. This program expired on December 31, 2012.

During the year ended December 31, 2012, the Bank was considered risk category III for deposit insurance assessments and paid an annual assessment rate of 0.0023 basis points on the assessment base of average consolidated total assets less the average tangible equity during the assessment period.

Dividend Restrictions

The Company is a legal entity separate and distinct from the Bank. The Company's revenues (on a parent company only basis) result almost entirely from dividends paid by its subsidiary, the Bank, to the Company. The right of the Company, and consequently the right of creditors and shareholders of the Company, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors) except to the extent that claims of the Company, in its capacity as a creditor, may be recognized. Additionally, the ability of the Bank to pay dividends to the Company is subject to various regulatory restrictions. The Order currently prohibits the Bank from paying dividends to the Company and the Agreement further prohibits the Company from taking dividend payments from the Bank.

Federal and state laws regulate the payment of dividends by the Company. Federal banking regulators have the authority to prohibit banks and bank holding companies from paying a dividend if the regulators deem such payment to be an unsafe or unsound practice. Currently, the Agreement with the Federal Reserve Bank prohibits the Company from paying dividends without prior approval from the Reserve Bank.

Employees

As of December 31, 2012, the Company and the Bank employed 298 persons, including 52 part-time employees.

Available Information

The Company files reports, proxy and information statements and other information electronically with the SEC. You may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information may be obtained on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website site address is http://www.sec.gov. The Company's web site address is http://www.fncb.com. The Company makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available through its website at www.fncb.com. They may also be obtained free of charge as soon as practicable after filing or furnishing them to the SEC upon request by sending an email to fncb@fncb.com. Further, the Company will provide electronic or paper copies of the Company's filings free of charge upon request. Information may also be obtained via written request to First National Community Bancorp, Inc. Attention: Chief Financial Officer, 102 East Drinker Street, Dunmore, PA 18512.

Item 1A. Risk Factors.

We are subject to extensive government regulation, supervision and possible regulatory enforcement actions, which may subject us to higher costs and lower shareholder returns.

The banking industry is subject to extensive regulation and supervision that govern almost all aspects of its operations. The extensive regulatory framework is primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The Company and Bank are regulated and supervised by the OCC and the FRB. Compliance with applicable laws and regulations can be difficult and costly and puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. The Company's regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including with respect to the imposition of restrictions on the operation of a bank or a bank holding company, the imposition of significant fines, the ability to delay or deny merger or other regulatory applications, the classification of assets by a bank, and the adequacy of a bank's allowance for loan losses, among other matters. The Company's industry is facing increased regulation and scrutiny as a result of the financial crisis in the banking and financial markets; for instance, areas such as BSA compliance and real estate-secured consumer lending are attracting heightened regulatory expectations and scrutiny. Furthermore, the Company and the Bank are subject to the requirements of the Order and the Agreement, which regulatory agreements require that they take extra actions and meet certain standards by the dates set forth in these agreements. Neither the Bank nor the Company is yet in compliance with all of these requirements. Any failure to comply with the Order or the Agreement and any failure to comply with, or any change in, any other applicable regulation and supervisory requirement, or change in regulation or enforcement by such authorities, whether in the form of policies, regulations, legislation, rules, orders, enforcement actions, or decisions, could have a material impact on the Company, the Bank and other affiliates, and its operations. Federal economic and monetary policy may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads. Any failure to comply with such regulation or supervision could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The impact of recent legislation, proposed legislation, and government programs designed to stabilize the financial markets cannot be predicted at this time, and such legislation is subject to change. In addition, the failure of financial markets to stabilize and a continuation or worsening of current financial market conditions could materially and adversely affect the Company's business, financial condition, results of operations and access to capital.

New or changed legislation or regulation and regulatory initiatives could subject us to increased regulation, increase our costs of doing business and adversely affect us.

Changes in federal and state legislation and regulation may affect our operations. New and modified regulation, such as the Dodd-Frank Act and Basel III, may have unforeseen or unintended consequences on our industry. The Dodd-Frank Act has implemented, and is expected to further implement, significant changes to the U.S. financial system, including the creation of new regulatory agencies (such as the Financial Stability Oversight Council to oversee systemic risk and the Consumer Financial Protection Bureau ("CFPB") to develop and enforce rules for consumer financial products), changes in retail banking regulations, and changes to deposit insurance assessments. Additionally, proposed rules to implement Basel III would revise risk-based and leverage capital requirements and also limit capital distributions and certain discretionary bonuses if a banking organization does not hold a "capital conservation buffer." This additional regulation could increase our compliance costs and otherwise adversely affect our operations. The potential also exists for additional federal or state laws or regulations, or changes in policy or interpretations, affecting many of our operations, including capital levels, lending and funding practices, insurance assessments, and liquidity standards. The effect of any such changes and their interpretation and application by regulatory authorities cannot be predicted, may increase the Company's cost of doing business and otherwise affect our operations, may significantly affect the markets in which the Company does business, and could have a materially adverse effect on the Company.

The CFPB, which has now been in operation for over a year, has concentrated much of its rulemaking efforts on reforms related to residential mortgage transactions. In 2013, the CFPB issued final rules related to a borrower's ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, requirements for high-cost mortgages, appraisal and escrow standards and requirements for higher-priced mortgages. Several of the CFPB's rulemakings were issued in January 2013, and we continue to analyze their requirements to determine the impact of the rules to our businesses. During 2013, we expect the CFPB to focus its rulemaking efforts on integrating disclosure requirements for lenders and settlement agents and expanding the scope of information lenders must report in connection with mortgage and other housing-related loan applications under the Home Mortgage Disclosure Act. These rules include significant regulatory and compliance changes and are expected to have a broad impact on the financial services industry.

On January 10, 2013, the CFPB issued a final rule to implement sections of the Dodd-Frank Act that will require lenders to determine whether a consumer has the ability to repay a mortgage loan. The rule, which goes into effect on January 10, 2014, establishes certain minimum requirements for creditors when making ability to pay determinations, and establishes certain protections from liability for mortgages meeting the definition of "qualified mortgages". The rule affords greater legal protections for lenders making qualified mortgages that are not "higher priced." Qualified mortgages must generally satisfy detailed requirements related to product features, underwriting standards, and a points and fees requirement whereby the total points and fees on a mortgage loan cannot exceed specified amounts or percentages of the total loan amount. Mandatory features of a qualified mortgage include: (1) a loan term not exceeding 30 years; and (2) regular periodic payments that do not result in negative amortization, deferral of principal repayment, or a balloon payment. The rule creates a special category of qualified mortgages originated by certain smaller creditors that operate in predominantly rural or underserved areas, as defined by the CFPB. Concurrently with the final "ability to repay" rule, the CFPB released a proposal that, among other things, may define a separate category of qualified mortgages for certain smaller creditors . Our business strategy, product offerings, and profitability may change as the rule become becomes effective and is interpreted by the regulators and courts.

On January 17, 2013, the CFPB issued final rules containing new mortgage servicing standards which will take effect on January 10, 2014. The final rules impose new requirements regarding force-placed insurance, mandate certain notices prior to rate adjustments on adjustable-rate mortgages, and establish requirements for periodic disclosures to borrowers. These requirements will affect notices to be given to consumers as to delinquency, foreclosure alternatives, modification applications, interest rate adjustments and options for avoiding "force-placed" insurance. Servicers will be prohibited from processing foreclosures when a loan modification is pending, and must wait until a loan is more than 120 days delinquent before initiating a foreclosure action. Servicers must provide direct and ongoing access to its personnel, and provide prompt review of any loss mitigation application. Servicers must maintain accurate and accessible mortgage records for the life of a loan and until one year after the loan is paid off or transferred. These new standards are expected to increase the cost and compliance risks of servicing mortgage loans. We cannot predict the ultimate outcome of these inquiries, actions, or regulatory changes or the impact that they could have on our financial condition, results of operations, or business.

While the full impact of the Dodd-Frank Act and the CFPB rulemakings cannot be assessed until all implementing regulations are released and become effective, the Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our lender counterparties and the availability or terms of mortgage-backed securities, both of which may have an adverse effect on our financial condition and results of operations. The CFPB's rules are likely to result in increased compliance costs and fees, along with possible restrictions on our operations, any of which may have a material adverse effect on our operating results and financial condition.

We may not be able to successfully compete with others for business.

The Company competes for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, online divisions of banks located in other markets as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders. There is also competition for banking business from competitors outside of its market area. As noted above, the Company and the Bank are subject to extensive regulations and supervision, including, in many cases, regulations that limit the type and scope of activities. Many competitors have substantially greater resources than the Company, may offer certain services that the Bank does not provide, and operate under less stringent regulatory environments. The differences in available resources and applicable regulations may make it harder for the Company to compete profitably, reduce the rates that it can earn on loans and investments, increase the rates it must offer on deposits and other funds, and adversely affect its overall financial condition and earnings. For additional discussion of the Company's competitive environment, see the section entitled "Business – Competition" included in Item 1 of the Annual Report on Form 10-K.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

The Company is operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by a weak real estate market and constrained financial markets. Dramatic declines in the housing market since 2008, with falling home prices and high levels of foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial institutions industry. For example, non-performing assets, which are comprised of non-performing investments, non-performing loans and other real estate owned, totaled $13.6 million and represented 37.1% of shareholders' equity as of December 31, 2012, as compared to $30.7 million and 76.9% of equity as of December 31, 2011. Although non-performing assets as a percentage of shareholders' equity decreased, the percentage remains elevated, and deterioration in economic conditions in our markets could drive loan losses beyond that which is provided for in the Company's allowance for loan and lease losses ("ALLL"), which would necessitate further increases in the provision for loan and lease losses, and, in turn, reduce the Company's earnings and capital. The Company may also face the following risks in connection with the economic environment:

- economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in a deterioration in credit quality of our loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business;
- market developments may affect consumer confidence levels and may reduce loan demand and cause adverse changes in payment patterns, leading to a reduced asset base, as well as increases in delinquencies and default rates on loans and other credit facilities;
- the methodologies the Company uses to establish the ALLL rely on complex judgments, including forecasts of economic conditions, that are inherently uncertain and may be inadequate;
- low market interest rates, which have been projected to continue, may pressure our interest margins as interest-earning assets, such as loans and investments, are reinvested or repriced at lower rates;
- continued turmoil in the market, and loss of confidence in the banking system, could require the Bank to pay higher interest rates to obtain deposits to meet the needs of its depositors and borrowers, resulting in reduced margin and net interest income. If conditions worsen, it is possible that banks such as the Bank may be unable to meet the needs of their depositors and borrowers, which could, in the worst case, result in the Bank being placed into receivership; and
- compliance with increased regulation of the banking industry may increase our costs, limit our ability to pursue business opportunities, and divert management efforts.

If these conditions or similar ones continue to exist or worsen, the Company could experience continuing or increased adverse effects on its financial condition.

We have previously identified material weaknesses in our internal control over financial reporting.

Management determined that the Company's internal control over financial reporting was not effective at December 31, 2011, and had also previously determined that disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2010.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In 2011, management identified a material weakness with respect to the financial close process. Management detected errors with respect to accounting for other real estate owned ("OREO") property taxes and the evaluation of subsequent events related to OREO valuation. Corrections for these errors resulted in adjustments to increase expenses by approximately $1.2 million. As a result of these errors, management concluded that the Company did not maintain effective controls over the financial close process.

The Company has implemented remediation efforts with respect to the material weakness at December 31, 2011, and management concluded that its new internal controls are operating effectively. Although the Company has not identified any additional material weaknesses in 2012 and has taken steps to make the necessary improvements to remediate the material weaknesses it had identified, we cannot be certain that other weaknesses will not be identified or that our remediation efforts will ensure that our management designs, implements and maintains adequate controls over our financial processes and reporting in the future. Any additional deficiencies or material weaknesses that may be identified in the future could, among other things, have a material adverse effect on our business, results of operations and financial condition, as well as impair our ability to meet our quarterly, annual and other reporting requirements under the 1934 Act in a timely manner, and require us to incur additional costs and to divert management resources.

Though we have remediated our prior material weaknesses, any further ineffective internal controls over financial reporting could result in restatements in the future and further increased regulatory scrutiny as well as cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading value of our securities and our ability to raise capital.

The Company is subject to lending risk.

As of December 31, 2012, approximately 44.2% of the Company's loan portfolio consisted of commercial real estate loans and construction, land acquisition and development loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Company's loan portfolio contains a significant number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. All non-performing loans totaled $9.7 million, or 1.6% of total gross loans, as of December 31, 2012, and $19.9 million, or 2.9% of total gross loans, as of December 31, 2011. An increase in non-performing loans could result in an increase in the provision for loan and lease losses and an increase in loan charge-offs, both of which could have a material adverse effect on the Company's financial condition and results of operations. The lending activities in which the Bank engages carry the risk that the borrowers will be unable to perform on their obligations. As such, general economic conditions, nationally and in our primary market area, will have a significant impact on our results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations to the Bank in full, in a timely manner, resulting in decreased earnings or losses to the Bank. To the extent that loans are secured by real estate, adverse conditions in the real estate market may reduce the ability of the borrower to generate the necessary cash flow for repayment of the loan, and reduce our ability to collect the full amount of the loan upon a default. To the extent that the Bank makes fixed rate loans, general increases in interest rates will tend to reduce our spread as the interest rates the Company must pay for deposits increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

Our concentrations of loans, including those to insiders and related parties, may create a greater risk of loan defaults and losses.

A substantial portion of our loans are secured by real estate in the Northeastern Pennsylvania market, and substantially all of our loans are to borrowers in that area. The Company also has a significant amount of commercial real estate, commercial and industrial, construction, land acquisition and development loans and land-related loans for residential and commercial developments. At December 31, 2012, $388.2 million, or 64.9%, of our gross loans were secured by real estate, primarily commercial real estate. Management has taken steps to mitigate the Company's commercial real estate concentration risk by diversification among the types and characteristics of real estate collateral properties, sound underwriting practices, and ongoing portfolio monitoring and market analysis. Of total gross loans, $32.5 million, or 5.4%, were construction, land acquisition and development loans. Construction, land acquisition and development loans have the highest risk of uncollectability. An additional $110.1 million, or 18.4%, of portfolio loans were commercial and industrial loans not secured by real estate. Historically, commercial and industrial loans generally have had a higher risk of default than other categories of loans, such as single family residential mortgage loans. The repayments of these loans often depend on the successful operation of a business and are more likely to be adversely affected by adverse economic conditions. While the Company believes that our loan portfolio is well diversified in terms of borrowers and industries, these concentrations expose the Company to the risk that adverse developments in the real estate market, or in the general economic conditions in the Company's general market area, could increase the levels of non-performing loans and charge-offs, and reduce loan demand. In that event, the Company would likely experience lower earnings or losses. Additionally, if, for any reason, economic conditions in our market area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, the Company's ability to develop our business relationships may be diminished, the quality and collectability of our loans may be adversely affected, the value of collateral may decline and loan demand may be reduced.

Commercial real estate, commercial and industrial and construction, land acquisition and development loans tend to have larger balances than single family mortgage loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and industrial loans, commercial real estate loans and construction, land acquisition and development loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in non-performing assets. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan and lease losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Guidance adopted by federal banking regulators provides that banks having concentrations in construction, land development or commercial real estate loans are expected to have and maintain higher levels of risk management and, potentially, higher levels of capital, which may adversely affect shareholder returns, or require us to obtain additional capital sooner than the Company otherwise would. Excluded from the scope of this guidance are loans secured by non-farm nonresidential properties where the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

Outstanding loans and line of credit balances to directors, officers and their related parties totaled $33.3 million as of December 31, 2012. Of those, loans in the amount of $196 thousand were not performing in accordance with the terms of the loan agreements. At December 31, 2012, there were no other loans to directors, officers and their related parties that were categorized as criticized loans within the Bank's risk rating system, meaning they are considered to present a higher risk of collection than other loans. (For more information regarding loans to officers and directors and/or their related parties, please refer to Note 14 — Related Party Transactions to our consolidated financial statements included in Item 8 and Item 13, "Certain Relationships and Related Transactions, and Director Independence" to this Annual Report on Form 10-K.)

Our financial condition and results of operations would be adversely affected if our ALLL is not sufficient to absorb actual losses or if we are required to increase our ALLL.

The lending activities in which the Bank engages carry the risk that the borrowers will be unable to perform on their obligations, and that the collateral securing the payment of their obligations may be insufficient to assure repayment. The Company may experience significant credit losses, which could have a material adverse effect on its operating results. The Company makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans, which it uses as a basis to estimate and establish its reserves for losses. In determining the amount of the ALLL, the Company reviews its loans and its loss and delinquency experience, and the Company evaluates economic conditions. If these assumptions prove to be incorrect, the ALLL may not cover inherent losses in its loan portfolio at the date of its financial statements. Material additions to the Company's allowance or extensive charge-offs would materially decrease its net income. At December 31, 2012, the ALLL totaled $18.5 million, representing 3.1% of total loans.

Although the Company believes it has underwriting standards to manage normal lending risks, it is difficult to assess the future performance of our loan portfolio due to the current economic environment and the state of the real estate market. The assessment of future performance of the loan portfolio is inherently uncertain. The Company can give no assurance that non-performing loans will not increase or that non-performing or delinquent loans will not adversely affect the Company's future performance.

In addition, federal regulators periodically review the Company's ALLL and may require increases to the ALLL or further loan charge-offs. Any increase in ALLL or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the Company's results of operations and financial condition.

If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write-down the security, to reflect credit-related impairments through a charge to earnings.

The Company reviews its investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of the Company's investment securities has declined below its carrying value, the Company is required to assess whether the decline is an other- than- temporary-impairment ("OTTI"). If the Company concludes that the decline is other than temporary, it is required to write-down the value of that security to reflect the credit-related impairments through a charge to earnings. During 2012, the Company's investment portfolio included four pooled trust preferred collateralized debt obligations ("PreTSLs") on which the Company recognized total OTTI charges of $96 thousand primarily as a result of market developments. Though the Company sold all of its remaining PreTSLs during 2012 and held no PreTSLs in its investment portfolio as of December 31, 2012, changes in the expected cash flows of securities in its portfolio and/or prolonged price declines in future periods may result in additional impairment of the Company's investment securities that is other than temporary, which would require a charge to earnings. Due to the complexity of the calculations and assumptions used in determining whether an asset is impaired, the impairment disclosed may not accurately reflect the actual impairment in the future. In addition, to the extent that the value of any of the Company's investment securities is sensitive to fluctuations in interest rates, any increase in interest rates may result in a decline in the value of such investment securities.

The Company holds approximately $6.0 million in capital stock of the Federal Home Loan of Pittsburgh ("FHLB") as of December 31, 2012. The Company must own such capital stock to qualify for membership in the Federal Home Loan Bank system which enables it to borrow funds under the FHLB advance program. If FHLB were to cease operations, the Company's business, financial condition, liquidity, capital and results of operations may be materially and adversely affected.

Changes in interest rates could reduce our income, cash flows and asset values.

The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the FRB. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Company's ability to originate loans and obtain deposits, (ii) the fair value of the Company's financial assets and liabilities, and (iii) the average duration of the Company's mortgage-backed securities portfolio.

If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations.

The Company may need to raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to current shareholders.

Laws, regulations and banking regulators require the Company and Bank to maintain adequate levels of capital to support its operations. In addition, capital levels are determined by the Company's management and Board of Directors based on capital levels that they believe are necessary to support the Company's business operations. Also, pursuant to the Order and the Agreement, the Company and the Bank are required to maintain increased capital levels in compliance with the Company's revised capital plan. The Company regularly evaluates its present and future capital requirements and needs and analyzes capital raising alternatives and options. Even if the Company succeeds in meeting its current regulatory capital requirements, it may need to raise additional capital in the future to support possible loan losses during future periods, to meet future regulatory capital requirements or for other reasons.

The Board of Directors may determine from time to time that the Company needs to raise additional capital by issuing additional common shares or other securities. The Company is not restricted from issuing additional common shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. Because the Company's decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, the Company cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be affected. Such offerings will likely be dilutive to common shareholders from ownership, earnings and book value perspectives. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders. Additionally, if the Company raises additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of the Company's debt securities and shares of preferred shares, and lenders with respect to other borrowings, will receive distributions of the Company's available assets prior to the holders of the Company's common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Company's common shares, or both. Holders of the Company's common shares are not entitled to preemptive rights or other protections against dilution.

The Company cannot assure that additional capital will be available on acceptable terms or at all. Any occurrence that may limit the Company's access to the capital markets may adversely affect the Company's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Company needs to raise capital, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or security breaches of our information systems could negatively affect our financial performance or reputation.

In conducting its business, the Company relies heavily on its information systems. Maintaining and protecting those systems is difficult and expensive, as is dealing with any failure, interruption or breach of those systems. Any damage, failure or breach could cause an interruption in the Company's operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through the Company's computer systems and network infrastructure. The occurrence of any failures, interruptions or breaches could damage the Company's reputation, cause the Company to incur additional expenses, result in a loss of customer business and data, or expose the Company to liability, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

If our information technology is unable to keep pace with our growth or industry developments, our financial performance may suffer.

Effective and competitive delivery of the Company's products and services increasingly depends on information technology resources and processes, both those provided internally as well as those provided through third party vendors. In addition to better serving customers, the effective use of technology can improve efficiency and help reduce costs. The Company's future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services to enhance customer convenience, as well as to create efficiencies in its operations. Many of the Company's competitors have greater resources to invest in technological improvements. Additionally, as technology in the financial services industry changes and evolves, keeping pace becomes increasingly complex and expensive. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services, which could reduce its ability to compete effectively.

As of the date of this report, we are not currently able to pay dividends on the common shares, or repurchase common shares.

The Company conducts its principal business operations through the Bank and the cash that it uses to pay dividends is derived from dividends paid to the Company by the Bank; therefore, its ability to pay dividends is dependent on the performance of the Bank and on the Bank's capital requirements. The Bank's ability to pay dividends to the Company and the Company's ability to pay dividends to its shareholders are also limited by certain legal and regulatory restrictions. In particular, pursuant to the supervisory agreements that the Company and the Bank have entered into with their regulators, the Company and the Bank are prohibited from declaring or paying any dividends and the Company is also prohibited from taking dividends or other payments representing a reduction of the Bank's capital without prior regulatory approval.

Our profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania, specifically in Lackawanna, Luzerne, Wayne and Monroe Counties.

The Company's success depends primarily on the general economic conditions in the Commonwealth of Pennsylvania and the specific local markets in which the Company operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in the Lackawanna, Luzerne, Wayne and Monroe County markets. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans, and the stability of the Company's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Company's financial condition and results of operations.

We rely on our management and other key personnel and the loss of any of them and the increased turnover of management may adversely affect our operations.

The Company hired its current President and Chief Executive Officer ("CEO") in December 2011 and appointed its current Chief Financial Officer ("CFO") in August 2012. From the first quarter of 2010, when the Company's President and CEO resigned, until December 2011, the Company operated without a permanent CEO. In addition, since August 2010, the Company has experienced turnover at the senior management level. The Company is currently searching for a new Chief Lending Officer and has added other key personnel. As a result of this senior management turnover, until the Company integrates its new personnel, and such personnel are able to perform successfully their designated functions, it may be unable to successfully manage and grow the business and its financial condition and profitability may suffer. The Company believes each member of the senior management team is important to the Company's success and the unexpected loss of any of these persons could impair our day-to-day operations as well as its strategic direction.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense and the Company may not be able to hire people or retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business due to the loss of their skills, knowledge of the Company's market, years of industry experience and to the difficulty of promptly finding qualified replacement personnel. The Company does not currently have employment agreements or non-competition agreements with any of its senior officers.

We are subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers and shareholders make claims and take legal action pertaining to the Company's performance of its fiduciary responsibilities. Regardless of whether customer and shareholder claims and legal actions related to the Company's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services as well as impact customer demand for those products and services. Moreover, as a result of the restatement of its financial statements and revisions to many of its policies made for the periods ended December 31, 2009, March 31, 2010 and June 30, 2010, the Company may be at increased risk for such litigation. For example, on May 24, 2012, a putative shareholder by the name of Lori Gray filed a complaint in the Court of Common Pleas in Lackawanna County against certain present and former directors of the Company (including all of the current directors except Steven R. Tokach and Thomas J. Melone) and Demetrius & Company, LLC ("Demetrius") alleging, inter alia, breach of fiduciary duty, abuse of control, corporate waste, unjust enrichment and, in the case of Demetrius, professional negligence, negligent misrepresentation, breach of contract and aiding and abetting breach of fiduciary duty. The Company has been named as a nominal defendant.

Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations. For additional discussion of the Company's current legal matters, refer to Item 3, "Legal Proceedings" to this Annual Report on Form 10-K.

The price of our common shares may fluctuate significantly, which may make it difficult for investors to resell common shares at a time or price they find attractive.

The Company's share price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described above:

- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to the Company or other financial institutions;
- speculation in the press or investment community generally or relating to the Company's reputation or the financial services industry;
- strategic actions by the Company or its competitors, such as acquisitions, restructurings, dispositions or financings;
- fluctuations in the stock price and operating results of the Company's competitors;
- future sales of the Company's equity or equity-related securities;
- proposed or adopted regulatory changes or developments;
- anticipated or pending investigations, proceedings, audits or litigation that involve or affect us;
- domestic and international economic factors unrelated to the Company's performance; and
- general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the Company's share price, notwithstanding the Company's operating results. The Company expects that the market price of its common shares will continue to fluctuate and there can be no assurances about the levels of the market prices for our common shares.

An active public market for our common stock does not currently exist. As a result, shareholders may not be able to quickly and easily sell their common shares.

The Company's common shares were quoted, through December 17, 2010, on the over the counter bulletin board market, and are currently quoted on OTC Markets Group, Inc. During the year ended December 31, 2012, an average of 1,845 shares traded on a daily basis. There can be no assurance that an active and liquid market for the Company's common shares will develop, or if one develops that it can be maintained. The absence of an active trading market may make it difficult to subsequently sell the Company's common shares at the prevailing price, particularly in large quantities. For a further discussion, see Item 5- "Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities" of this report.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company currently conducts business from its main office located at 102 East Drinker Street, Dunmore, Pennsylvania, 18512 and from its additional 20 branches located throughout Lackawanna, Luzerne, Wayne and Monroe counties. At December 31, 2012, aggregate net book value of premises and equipment was $18.9 million. With the exception of the anticipated relocation of our Wilkes-Barre branch as described below and potential remodeling of certain facilities to provide for the efficient use of work space and/or to maintain an appropriate appearance, each property is considered reasonably adequate for current and anticipated needs.

In January 2013, the Company received approval from the OCC to relocate its Wilkes-Barre, Pennsylvania branch office. The relocation to the new site, which is less than one mile from the current site, is anticipated to occur by the end of the second quarter of 2013. The lease obligation associated with the current site expires in May 2013. On February 11, 2013 the Company entered into a 12-year lease agreement for the new location, which commences April 1, 2013.

Property	Location	Ownership	Type of Use
1	102 East Drinker Street Dunmore, PA	Own	Main Office/Branch
2	419-421 Spruce Street Scranton, PA	Own	Scranton Branch
3	934 Main Street Dickson City, PA	Own	Dickson City Branch
4	1743 North Keyser Avenue Scranton, PA	Lease	Keyser Village Branch
5	23 West Market Street Wilkes-Barre, PA	Lease	Wilkes-Barre Branch
6	1700 North Township Blvd. Pittston, PA	Lease	Pittston Plaza Branch
7	754 Wyoming Avenue Kingston, PA	Lease	Kingston Branch
8	1625 Wyoming Avenue Exeter, PA	Lease	Exeter Branch
9	Route 502 & 435 Daleville, PA	Lease	Daleville Branch
10	27 North River Road Plains, PA	Lease	Plains Branch
11	169 North Memorial Highway Shavertown, PA	Lease	Back Mountain Branch
12	269 East Grove Street Clarks Green, PA	Own	Clarks Green Branch
13	734 Sans Souci Parkway Hanover Township, PA	Lease	Hanover Township Branch

14	194 South Market Street Nanticoke, PA	Own	Nanticoke Branch
15	330-352 West Broad Street Hazleton, PA	Own	Hazleton Branch
16	3 Old Boston Road Pittston, PA	Lease	Route 315 Branch
17	1001 Main Street Honesdale, PA	Own	Honesdale Branch
18	301 McConnell Street Stroudsburg, PA	Own	Stroudsburg Branch
19	1127 Texas Palmyra Highway Honesdale, PA	Lease	Honesdale Route 6 Branch
20	5120 Milford Road East Stroudsburg, PA	Own	Marshalls Creek Branch
21	200 South Blakely Street Dunmore, PA	Lease	Administrative Center
22	107-109 South Blakely Street Dunmore, PA	Own	Parking Lot
23	114-116 South Blakely Street Dunmore, PA	Own	Parking Lot
24	1708 Tripp Avenue Dunmore, PA	Own	Parking Lot
25	119-123 South Blakely Street Dunmore, PA	Own	Parking Lot
26	Rt. 940 Blakeslee, PA	Own	Land
27	Route 611 Paradise Township, PA	Own	Land
28	Main Street Taylor, PA	Own	Land
29	Milford Road East Stroudsburg, PA	Own	Land

30	1219 Wheeler Avenue Dunmore, PA	Lease	Wheeler Ave. Branch
31	280 Mundy Street Wilkes-Barre, PA	Own	Bank offices
32	785 Keystone Industrial Park Road Throop, PA	Lease	Bank Offices

Item 3. Legal Proceedings.

On August 8, 2011, the Company announced that it had received document subpoenas from the SEC. The information requested generally relates to disclosure and financial reporting by the Company and the restatement of the Company's financial statements for the year ended December 31, 2009, and the quarters ended March 31, 2010 and June 30, 2010. The Company is presently cooperating with the SEC in this matter.

On May 24, 2012, a putative shareholder by the name of Lori Gray filed a complaint in the Court of Common Pleas in Lackawanna County against certain present and former directors of the Company (including all of the current directors except Steven R. Tokach and Thomas J. Melone) and Demetrius & Company, LLC ("Demetrius") alleging, inter alia, breach of fiduciary duty, abuse of control, corporate waste, unjust enrichment and, in the case of Demetrius, professional negligence, negligent misrepresentation, breach of contract and aiding and abetting breach of fiduciary duty. The Company has been named as a nominal defendant. The Board had appointed a special litigation committee in January 2012 to investigate the matters raised in the Gray complaint. The special litigation committee has retained independent counsel to assist with its investigation. This matter is in a preliminary stage and the Company cannot determine the outcome or potential range of loss at this time.

On September 5, 2012, Fidelity and Deposit Company of Maryland ("F&D") filed an action against the Company and its subsidiary, First National Community Bank, as well as several current and former officers and directors of the Company, in the United States District Court for the Middle District of Pennsylvania. F&D has asserted a claim for the rescission of a directors' and officers' insurance policy and a bond that it had issued to the Company. On November 9, 2012, the Company and the Bank answered the claim and asserted counterclaims. The Company and the other defendants are defending the claims, specifically all parties have filed pre-discovery motions. The motions have been fully briefed and the parties are awaiting the Judge's rulings on the motions. At this time, the Company cannot reasonably determine the outcome or potential range of loss.

The Company has been subject to tax audits and is also a party to routine litigation involving various aspects of its business, such as claims to enforce liens, condemnation proceedings on properties in which the Company holds security interests, claims involving the making and servicing of real property loans and other issues incident to its business, none of which is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Market Prices of Stock and Dividends Paid

The Company's common shares returned to full quotation status on the OTCQB operated by the OTC Markets Group, Inc. on August 24, 2012 when the Company became fully compliant with regard to its regulatory reporting status. Previously, in the fourth quarter of 2010, the Company had been notified by the Financial Industry Regulatory Authority ("FINRA") that the Company's common shares would cease to be eligible for continued quotation on the Over the Counter ("OTC") Bulletin Board after December 17, 2010. This determination was based on the Company's delay in filing its quarterly report on Form 10-Q for the third quarter of 2010. The Company's common shares are currently quoted on the OTC Markets Group, Inc. (formerly referred to as the "Pink Sheets") under the symbol "FNCB". The principal market area for the Company's shares is northeastern Pennsylvania, although shares are held by residents of other states across the country. Quarterly market highs and lows and dividends paid for each of the past two years are presented below. These prices represent actual transactions.

	MARKET PRICE				DIVIDENDS PAID PER SHARE	
	HIGH		LOW			
QUARTER	2012				2012	
First	$	4.35	$	2.10	$	0.00
Second		3.85		2.55		0.00
Third		4.00		2.71		0.00
Fourth		4.00		3.00		0.00
QUARTER	2011				2011	
First	$	4.74	$	3.20	$	0.00
Second		3.99		3.05		0.00
Third		3.50		2.50		0.00
Fourth		2.99		2.42		0.00

Holders

As of February 28, 2013 there were 1,926 holders of record of the Company's common shares.

Dividends

As of February 26, 2010, as a result of the Order and Agreement, the Company has suspended paying dividends indefinitely and will not resume paying dividends without prior permission from the OCC and the Reserve Bank.

Equity Compensation Plans

For more information regarding the Company's equity compensation plans, see Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" to this Annual Report on Form 10-K.

Performance Graph

The following graph compares the cumulative total shareholder return (i.e. price change, reinvestment of cash dividends and stock dividends received) on our common shares against the cumulative total return of the NASDAQ Stock Market (U.S. Companies) Index, the SNL Bank Index for banks with $500 million to $1 billion in assets and the SNL Bank Index for banks with $1 billion to $5 billion in assets. The stock performance graph assumes that $100 was invested on December 31, 2007. The graph further assumes the reinvestment of dividends into additional shares of the same class of equity securities at the frequency with which dividends are paid on such securities during the relevant fiscal year. The yearly points marked on the horizontal axis correspond to December 31 of that year. The Company calculates each of the referenced indices in the same manner. All are market-capitalization-weighted indices, so companies judged by the market to be more important (i.e. more valuable) count for more in all indices.


First National Community Bancorp, Inc.
Total Return Performance
150
125
100
75
50
25
0
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
First National Community Bancorp, Inc.
NASDAQ Composite
SNL Bank $1B-$5B
SNL Bank $500M-$1B

Index	*Period Ending* 12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
First National Community Bancorp, Inc.	100.00	59.13	33.46	16.76	13.92	16.87
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Bank $1B-$5B	100.00	82.94	59.45	67.39	61.46	75.78
SNL Bank $500M-$1B	100.00	64.08	61.03	66.62	58.61	75.14

(*) Source: SNL Financial LC, Charlottesville, VA © 2011. SNL Securities is a research and publishing firm specializing in the collection and dissemination of data on the banking, thrift and financial services industries.

Purchase of Equity Securities by the Issuer or Affiliates Purchasers

None.

Recent Sales of Unregistered Securities

On December 17, 2012, the Board of Directors granted 50 shares of the Company's authorized but unissued common shares to each active full and part-time employee in exchange for services provided during the fiscal year. There were 15,050 shares issued under this grant at a cost per share of $3.05, with a total cost of $46 thousand included in salary expense in 2012. This share grant was effected without registration under the Securities Act in reliance upon Section 2(3) of the Securities Act, as a non-sale distribution of securities by the Company. These shares were given to all employees of the Company as a share bonus and not as individual incentive compensation or in lieu of a cash payment, with no investment decision on the part of the recipients or receipt of value by the Company in return. There were no underwriters employed in the issuance of the securities or in connection with this transaction, and no proceeds were received by the Company for this stock grant. There have been no sales of unregistered securities during 2012.

Item 6. Selected Financial Data

The selected consolidated financial and other data and management's discussion and analysis of financial condition and results of operations set forth below and in Item 7 hereof is derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto contained elsewhere herein. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation. Those reclassifications did not impact net income.

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Total assets	$ 968,274	$ 1,102,639	$ 1,167,298	$ 1,366,332	$ 1,313,759
Securities, available-for-sale	185,361	185,475	251,072	252,946	245,900
Securities, held-to-maturity	2,198	2,094	1,994	1,899	1,808
Net loans	579,396	659,044	735,813	917,516	956,674
Total deposits	854,613	957,136	982,436	1,071,608	952,892
Borrowed funds	53,903	83,571	137,604	217,467	245,197
Shareholders' equity	36,925	39,925	32,055	63,084	100,342
Income Statement Data:					
Interest income	$ 37,027	$ 42,936	$ 55,471	$ 64,398	$ 73,451
Interest expense	9,218	13,867	21,868	25,196	33,242
Net interest income before provision for loan and lease losses	27,809	29,069	33,603	39,202	40,209
Provision for loan and lease losses	4,065	523	25,041	42,089	1,804
Non-interest income (loss)	4,283	12,949	1,282	(12,001)	7,812
Non-interest expenses	41,738	41,830	41,564	38,022	26,530
Income (loss) before income taxes	(13,711)	(335)	(31,720)	(52,910)	19,687
Provision (credit) for income taxes	-	-	-	(8,594)	4,604
Net income (loss)	(13,711)	(335)	(31,720)	(44,316)	15,083
Earnings per share, basic and diluted	(0.83)	(0.02)	(1.94)	(2.74)	0.95
Capital and Related Ratios:					
Cash dividends declared per share	$ -	$ -	$ -	$ 0.17	$ 0.46
Book value per share	2.24	2.43	1.95	3.87	5.59
Tier I leverage ratio	4.07%	4.72%	4.27%	5.94%	8.99%
Total risk-based capital to risk-adjusted assets	10.20%	11.35%	10.13%	10.54%	11.18%
Average equity to average total assets	3.97%	3.04%	4.10%	6.89%	8.12%
Tangible equity to tangible assets	3.75%	3.55%	2.67%	4.49%	6.94%
Selected Performance Ratios:					
Return on average assets	(1.35%)	(0.03%)	(2.44%)	(3.29%)	1.17%
Return on average equity	(34.09%)	(0.98%)	(59.44%)	(47.78%)	14.35%
Net interest margin	3.28%	3.10%	3.07%	3.35%	3.57%
Noninterest income/operating income (FTE)	9.72%	21.82%	2.42%	(21.00%)	9.24%
Asset Quality Ratios:					
Allowance for loan and lease losses/total loans	3.10%	3.07%	2.98%	2.40%	0.86%
Nonperforming loans/total loans	1.62%	2.93%	3.74%	2.77%	2.43%
Allowance for loan and lease losses/nonperforming loans	190.92%	104.60%	79.58%	86.44%	35.25%
Net charge-offs/average loans	0.97%	0.31%	2.84%	2.87%	0.12%

Note: Average balances were calculated using average daily balances. Average balances for loans included nonaccrual loans. Tax-equivalent adjustments were calculated using the prevailing statutory rate of 34.0 percent.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") represents an overview of the financial condition and results of operations and should be read in conjunction with our consolidated financial statements and notes thereto included in Item 8 of this report and Risk Factors detailed in Item 1A of Part I of this report.

We are in the business of providing customary retail and commercial banking services to individuals and businesses. Our core market is Northeastern Pennsylvania.

FORWARD-LOOKING STATEMENTS

The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the SEC, in its reports to shareholders, and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond the Company's control). The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in the Company's markets; the effects of, and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services; the impact of the Company's ability to comply with its regulatory agreements and orders; the effectiveness of the Company's revised system of internal controls; the ability of the Company to attract additional capital investment; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; the nature, extent, and timing of governmental actions and reforms, and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not all inclusive. Readers are also cautioned not to place undue reliance on any forward-looking statements, which reflect management's analysis only as of the date of this report, even if subsequently made available by the Company on its website or otherwise. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company to reflect events or circumstances occurring after the date of this report.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. The Company's significant accounting policies are presented in Note 2 to the consolidated financial statements. Management has identified the policies on the Allowance for Loan and Lease Losses ("ALLL"), securities valuation, valuation of other real estate owned (OREO) and income taxes to be critical as management is required to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available.

The judgments used by management in applying the critical accounting policies discussed below may be affected by a further and prolonged deterioration in the economic environment, which may result in changes to future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the ALLL in future periods, and the inability to collect on outstanding loans could result in increased loan losses. In addition, the valuation of certain securities in the Company's investment portfolio could be negatively impacted by illiquidity or dislocation in marketplaces resulting in significantly depressed market prices thus leading to further impairment losses.

Allowance for Loan and Lease Losses

Management continually evaluates the credit quality of the Company's loan portfolio, and performs a formal review of the adequacy of the ALLL on a quarterly basis. The ALLL is established through a provision for loan losses charged to earnings and is maintained at a level management considers adequate to absorb estimated probable losses inherent in the loan portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectible are charged off against the ALLL, while recoveries of amounts previously charged off are credited to the ALLL.

Determining the amount of the ALLL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, qualitative factors, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Various banking regulators, as an integral part of their examination of the Company, also review the ALLL. Such regulators may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the ALLL. Additionally, the ALLL is determined, in part, by the composition and size of the loan portfolio.

The ALLL consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted by qualitative factors. The general reserve component of the ALLL is based on pools of unimpaired loans segregated generally by loan segment and risk rating categories of "Pass", "Special Mention" or "Substandard and Accruing," and historical loss factors and varied qualitative factor basis point allocations are applied based on the risk profile in each risk rating category to determine the appropriate reserve related to those loans. Substandard loans on nonaccrual status are included in impaired loans.

See Note 2-"Summary of Significant Accounting Policies" and Note 5-"Loans" of the consolidated financial statements included in Item 8-"Financial Statements and Supplementary Data" for additional information about the ALLL.

Securities Valuation

Management utilizes various inputs to determine the fair value of its investment portfolio. To the extent they exist, unadjusted quoted market prices in active markets (Level 1) or quoted prices on similar assets or models using inputs that are observable, either directly or indirectly (Level 2) are utilized to determine the fair value of each investment in the portfolio. In the absence of observable inputs or if markets are illiquid, valuation techniques are used to determine fair value of any investments that require inputs that are both unobservable and significant to the fair value measurement (Level 3). For Level 3 inputs, valuation techniques are based on various assumptions, including, but not limited to, cash flows, discount rates, adjustments for nonperformance and liquidity, and liquidation values. A significant degree of judgment is involved in valuing investments using Level 3 inputs. The use of different assumptions could have a positive or negative effect on the consolidated financial condition or results of operations. See Note 4-"Securities" and Note 18-"Fair Value Measurements" of the consolidated financial statements included in Item 8 hereof for more information about the Company's securities valuation techniques.

On a quarterly basis, management evaluates individual investment securities classified as held-to-maturity or available-for-sale having unrealized losses to determine whether or not the security is other-than-temporarily-impaired ("OTTI"). The analysis of OTTI requires the use of various assumptions, including but not limited to, the length of time an investment's fair value is less than book value, the severity of the investment's decline, any credit deterioration of the issuer, whether management intends to sell the security, and whether it is more-likely-than-not that the Company will be required to sell the security prior to recovery of its amortized cost basis. Debt investment securities deemed to be OTTI are written down by the impairment related to the estimated credit loss and the non-credit related impairment loss is recognized in other comprehensive income. The Company recognized OTTI charges on investment securities of $96 thousand, $798 thousand, and $4.3 million in 2012, 2011, and 2010, respectively, within the consolidated statements of operations. For 2012, the OTTI charges relate to estimated credit losses on pooled trust preferred securities. See Note 4-"Securities" included in Item 8-"Financial Statements and Supplementary Data" to the consolidated financial statements for additional information about our OTTI charges.

Other Real Estate Owned

Other real estate owned ("OREO") consists of property acquired by foreclosure, abandonment or conveyance of deed in-lieu of foreclosure. It is held for sale and is initially recorded at fair value less cost to sell at the date of acquisition, which establishes a new cost basis. Upon acquisition of the property, any write-down to fair value less estimated selling costs is charged to the ALLL. This determination is made on an individual asset basis. Subsequent to acquisition, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Fair value is determined through external appraisals, current letters of intent, broker price opinions or executed agreements of sale. Costs relating to the development and improvement of the OREO properties may be capitalized; holding period costs and subsequent changes to the valuation allowance are charged to expense as incurred.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact our consolidated financial condition or results of operations.

The Company records an income tax provision or benefit based on the amount of tax currently payable or receivable and the change in deferred tax assets and liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Management conducts quarterly assessments of all available evidence to determine the amount of deferred tax assets that will more-likely-than-not be realized. The available evidence used in connection with these assessments includes taxable income in current and prior periods, cumulative losses in prior periods, projected future taxable income, potential tax-planning strategies, and projected future reversals of deferred tax items. Management's assumptions and estimates take into consideration its interpretation of tax laws and possible outcomes of current and future audits conducted by tax authorities. These assessments involve a certain degree of subjectivity which may change significantly depending on the related circumstances.

In connection with determining the income tax provision or benefit, the Company considers maintaining liabilities for uncertain tax positions and tax strategies that management believes contain an element of uncertainty. Periodically, the Company evaluates each of its tax positions and strategies to determine whether a liability for uncertain tax benefits is required. As of December 31, 2012 and 2011, the Company determined that it did not have any uncertain tax positions or tax strategies and that no liability was required to be recorded. Note 2-"Summary of Significant Accounting Policies" and Note 13 - "Income Taxes" to the consolidated financial statements include additional discussion on the accounting for income taxes.

New Authoritative Accounting Pronouncements

Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", an update to ASC Topic 820 - Fair Value Measurement, results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in ASU No. 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU No. 2011-04 also requires additional disclosures about fair value measurements. ASU No. 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Company adopted this new guidance for the quarter ended March 31, 2012. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements; however, the adoption did have an impact on the Company's fair value disclosures.

ASU No. 2011-05, "Presentation of Comprehensive Income, an update to ASC Topic 220 - Comprehensive Income," was issued to improve the comparability, consistency and transparency of financial reporting. The amendment provides the entity an option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. ASU No. 2011-05 is required to be applied retrospectively and is effective for interim and annual periods beginning after December 15, 2011. The Company adopted this new guidance for the quarter ended March 31, 2012. Accordingly, the Company presents comprehensive income in a separate Statement of Comprehensive Income.

ASU No. 2011-11, Balance Sheet (Topic 210) - "Disclosures about Offsetting Assets and Liabilities" was issued in December 2011. The objective of this update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of ASU 2011-11 on January 1, 2013 will not have an effect on the operating results or financial position of the Company.

ASU No. 2012-02 "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" was issued in July 2012. This update simplifies the guidance for testing the decline in realizable value (impairment) of indefinite-lived intangible assets other than goodwill. The amendment allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. This amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 on January 1, 2013 will not have an effect on the operating results or financial position of the Company.

ASU No. 2013-01 "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" was issued in January 2013. This update clarifies the scope of transactions that are subject to the disclosures about offsetting, specifically that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11. ASU No. 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. ASU No. 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of ASU 2013-01 on January 1, 2013 will not have an effect on the operating results or financial position of the Company.

ASU No. 2013-02 "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" was issued in February 2013. The objective of this update was to improve the transparency of reporting these reclassifications. The new amendments will require an organization to: present either on the face of the statement where income is presented or in the notes to the financial statements the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income; or cross reference to other disclosures currently required under GAAP for other reclassification items to be reclassified directly to income in their entirety in the same reporting period. The amendments apply to all public and private companies that report other comprehensive income. Public companies are required to comply with these amendments for all reporting periods, both interim and annual periods, beginning after December 15, 2012. The adoption of ASU 2013-02 on January 1, 2013 is not expected to have a material effect on the operating results or financial position of the Company.

EXECUTIVE OVERVIEW

The following overview should be read in conjunction with the MD&A in its entirety.

The Company reached two very important milestones in 2012: (i) returning to current SEC reporting status with the timely filing of its third quarter 2012 Quarterly Report on Form 10-Q; and (ii) its stock returned to open trading on the OTCQB. Reaching these milestones allowed management to focus on strategies and take actions aimed at reducing balance sheet risk and the levels of classified assets, cost control and revenue growth. These actions involved:

- Selling off higher-risk securities in its securities portfolio, including the Company's entire holdings of Pooled Trust Preferred securities ("PreTSLs") and private label collateralized mortgage obligations ("PLCMOs");
- Reducing levels of classified assets, including nonperforming loans and other real estate owned ("OREO");
- Using excess liquidity to reduce borrowings at the Federal Home Loan Bank of Pittsburgh ("FHLB"); and
- Implementing a Reduction in Force and Voluntary Separation Program. The purpose of these actions was to align the Company's staffing model with its current asset size and transaction volume.

The Company reported a net loss of $13.7 million in 2012 compared to a $0.3 million net loss in 2011. Basic and diluted losses per share were $(0.83) per share in 2012 and $(0.02) per share in 2011. The increase in the net loss resulted primarily from a $8.7 million reduction in non-interest income, a $3.5 million increase in the provision for loan and lease losses and a $1.3 million decrease in net interest income. Non-interest expense decreased $92 thousand. Return on average assets and return on average equity were (1.35%) and (34.09%) in 2012, and (0.03%) and (0.98%) in 2011, respectively.

Total assets decreased $134.4 million, or 12.2%, to $968.3 million, at December 31, 2012, as compared to $1.10 billion at December 31, 2011. The reduction in the balance sheet was driven by a $102.5 million, or 10.7%, decrease in total deposits. In addition, the Company repaid FHLB advances totaling $29.7 million. Net loans decreased $79.6 million or 12.1%, while investment securities were unchanged. These changes caused a $53.4 million or 31.7% reduction in cash and cash equivalents.

Total shareholders' equity decreased $3.0 million to $36.9 million at December 31, 2012 from $39.9 million at the end of 2011. The $13.7 million net loss was partially offset by a $10.7 million positive change in other comprehensive income. The total risk-based capital ratios for the Company and the Bank were 10.20% and 11.79%, respectively at December 31, 2012, compared to 11.35% and 11.73%, respectively at December 31, 2011.

Net Interest Income

2012 compared to 2011

Net interest income is the difference between interest revenue, interest and fees on interest-earning assets and interest expense, interest paid to the Company's depositors and interest paid on external borrowings. Net interest income represents the largest component of the Company's operating income and, as such, is the primary determinant of profitability. Net interest income is impacted by variations in the volume, rate and composition of earning assets and interest-bearing liabilities, changes in general market rates and the level of nonperforming assets. The tax-equivalent net interest margin is calculated by dividing tax-equivalent net interest income by average interest-earning assets and is a key measurement used in the banking industry to measure income from earning assets. The Company's tax-equivalent net interest margin improved 18 basis points to 3.28% in 2012 from 3.10% in 2011. Rate spread, the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities shown on a fully tax-equivalent basis, was 3.15% in 2012, an increase of 15 basis points compared to 3.00% in 2011.

Net interest income on a tax-equivalent basis decreased $1.9 million to $30.6 million for 2012 compared with $32.5 million for 2011. During 2012, lower average securities and loan balances and lower yields on interest-earning assets negatively impacted our net interest income. The yield on average earning assets declined 16 basis points to 4.27% in 2012 from 4.43% in 2011, which primarily resulted from a 24 basis point decrease in the tax-equivalent yield on the loan portfolio. The effects of the decreased yields were partially offset by a 31 basis point decline in the cost of average interest-bearing liabilities and lower volume of average interest-bearing liabilities as compared to the previous year. The Federal Reserve kept interest rates stable during 2012 leaving the Federal Funds rate at 25 basis points. The Company's floating rate loans are largely indexed to the national prime rate and many of these loans are now at their floors and will remain there until the prime rate moves up enough for their rates to adjust upward. In addition, most of the time deposits in the Company's funding portfolio matured and continued to renew at lower market rates in 2012.

Average loans totaled $653.0 million for the year ended December 31, 2012, a decrease of $70.7 million, or 9.8%, compared to the same period for 2011. The reduction is primarily due to the net pay downs of commercial and industrial loans and real estate loans of $64.2 million and $19.0 million, respectively. During 2012, loan satisfactions continued to outpace originations. Several large commercial loan relationships were lost upon the sale of the businesses. In addition, approximately $56.6 million in commercial loans to a related party, which were fully secured by deposit accounts, were paid off during 2012. Interest income on a tax-equivalent basis for loans decreased $5.0 million due to the decrease in average loans and a 24 basis point decrease in the average loan yield as loans continued to reset at lower rates. In addition, competition within the Company's market area escalated, causing pricing pressures that led to new loans being originated at lower rates as compared to 2011, and the reduction of rates on existing loans in order to retain business.

The interest income that would have been earned on non-accrual and restructured loans outstanding at December 31, 2012, 2011 and 2010 in accordance with their original terms approximated $1.4 million, $2.2 million, and $2.9 million, respectively. Interest income on impaired loans of $376 thousand, $238 thousand, and $619 thousand was recognized based on payments received in 2012, 2011 and 2010.

Average investment securities totaled $199.2 million, a decrease of $33.6 million, or 14.4%, in 2012 compared to 2011. Interest income on a tax equivalent basis for investment securities decreased $1.6 million, primarily due to reinvestment of pay downs and maturities into more lower-yielding securities. Average interest-bearing deposits in other banks declined $12.4 million as the Company decreased its holdings of liquid assets. Interest income on interest-bearing deposits in other banks increased $12 thousand as the 5 basis point increase in the yield more than offset a $12.4 million decrease in volume.

Average interest-bearing liabilities totaled $822.2 million for the year ended December 31, 2012, a decrease of $147.5 million, or 15.2%, during 2012 compared to the same period in 2011, due to a decrease in interest-bearing deposits of $108.3 million, or 12.6%, and a decrease in borrowings of $39.1 million, or 35.0%.

The Company experienced reductions in the average balances for all major deposit categories. Specifically, average interest-bearing demand deposits, savings deposits, time deposits over $100 thousand, and other time deposits decreased $35.3 million, $1.7 million, $10.8 million and $60.6 million, respectively. During 2012, the Company continued its pricing strategy to reduce its cost of funds and to direct deposit growth to short-term maturity products. The Company continued to reposition maturing longer term time deposits into short-term products, whenever possible, and allowed the residual to run-off. The Company used a portion of the net proceeds received from the loan and investment portfolios to fund deposit withdrawals and the maturities of the higher cost time deposits. The cost of interest-bearing demand deposits, savings deposits, time deposits over $100 thousand, and other time deposits decreased 25, 14, 34, and 26 basis points respectively, from the same period in 2011. The average cost of interest-bearing deposits decreased by 30 basis points to 0.72% in 2012 from 1.02% in 2011. The decrease in the rate on interest-bearing deposits was driven primarily by the pricing decreases that resulted from the Company's pricing strategy. Average borrowed funds and other interest-bearing liabilities totaled $72.6 million for the year ended December 31, 2012, a decrease of $39.1 million, or 35.0%, compared to 2011. During 2012, the Company continued to employ its funds management plan implemented in 2010 and to pay off term borrowings. The Company used excess liquidity from loan repayments and sales of investment securities to pay off a portion of its term borrowings. The Company did not enter into any new term borrowings in 2012. The 71 basis point increase in the cost of borrowed funds for the year ended December 31, 2012 is primarily attributable to the repayment during 2012 of maturing FHLB advances that were at lower rates, resulting in higher-rate borrowings becoming a larger percentage of total borrowings and an increase in the related cost of borrowed funds.

2011 compared to 2010

Net interest income on a tax-equivalent basis decreased $5.2 million to $32.5 million for 2011 compared with $37.7 million for 2010. During 2011, lower average securities and loan balances and lower yields on interest-earning assets negatively impacted our net interest income. The yield on loans and investments declined 31 basis points and 21 basis points, respectively, partially offset by a 47 basis point decline in the cost of average interest-bearing liabilities and lower average interest-bearing liabilities as compared to 2010. The Federal Reserve kept interest rates stable during 2011 leaving the Federal Funds rate at an historic low of 25 basis points. The Company's floating rate loans are largely indexed to the national prime rate and many of these loans are now at their floors and will remain there until the prime rate moves up enough for their rates to move above their floors. In addition, most of the time deposits in the Company's funding portfolio matured and renewed at lower market rates in 2011.

Average loans totaled $723.7 million for the year ended December 31, 2011, a decrease of $155.3 million, or 17.7%, compared to the same period for 2010. The reduction is primarily due to the net pay downs of real estate loans and commercial and industrial loans of $51.6 million and $23.5 million, respectively; the transfer of $4.0 million of foreclosed loans into OREO; and a smaller portfolio at the onset of 2011. During 2011, loan satisfactions continued to outpace originations and the Company continued to focus its efforts on reducing exposure to higher risk construction, land acquisition and development loans by allowing $43.9 million of this segment of the portfolio to pay-off. Interest income on a tax equivalent basis for loans decreased $10.3 million due to the decrease in average loans and a 31 basis point decrease in the average loan yield as loans continued to reset at lower rates and new business was originated at lower market rates compared with 2010.

Average investment securities totaled $232.8 million, a decrease of $49.2 million, or 17.5%, in 2011 compared to 2010. Interest income on a tax equivalent basis for investment securities decreased $2.9 million primarily due to reinvestment of pay downs and maturities into more liquid lower yielding securities. Average interest-bearing deposits in other banks increased $23.0 million as the Company increased its holdings of liquid assets. Interest income on interest-bearing deposits in other banks increased $17 thousand as the increase in volume more than offset the 4 basis point decline in yield earned.

Average interest-bearing liabilities totaled $969.6 million for the year ended December 31, 2011, a decrease of $182.8 million, or 15.9%, compared to the same period in 2010 primarily due to a decrease in interest-bearing deposits of $97.9 million, or 10.2%, and a decrease in borrowed funds of $84.9 million or 43.2%.

Average interest-bearing demand deposits, savings deposits, time deposits over $100 thousand, and other time deposits decreased $18.4 million, $4.1 million, $44.3 million and $31.1 million, respectively. During 2011, the Company implemented a pricing strategy to reduce its cost of funds and to concentrate deposit growth on short-term maturities. The Company repositioned maturing longer term time deposits into short-term products, whenever possible, and allowed the residual to run-off. The Company used the net proceeds from the sale of investment securities and a portion of the funds provided from loan repayments to fund deposit withdrawals and the maturities of the higher cost time deposits. The cost of interest-bearing demand deposits, savings deposits, time deposits over $100 thousand, and other time deposits decreased 49, 22, 31, and 56 basis points respectively, from the same period in 2010. The average cost of interest-bearing deposits decreased by 46 basis points to 1.02% in 2011 from 1.48% in 2010. The decrease in the rate on interest-bearing deposits was driven primarily by the pricing decreases that resulted from the Company's pricing strategy and an overall decrease in market rates. Average borrowed funds and other interest-bearing liabilities totaled $111.7 million for the year ended December 31, 2011, a decrease of $84.9 million, or 43.2%, compared to 2010. During 2011, the Company continued to employ its funds management plan implemented in 2010 and to pay off term borrowings. The Company used a portion of the funds provided from loan repayments to pay off $53.6 million of term borrowings. The Company did not enter into any new term borrowings in 2011. The Company borrowed and repaid short-term borrowings in the amount of $60.0 million during 2011. The 67 basis point increase in the cost of borrowed funds for the year ended December 31, 2011 is primarily attributable to the repayment during 2011 of maturing FHLB advances that were at lower rates, resulting in higher-rate borrowings becoming a larger percentage of total borrowings and an increase in the related cost of borrowed funds.

The following table reflects the components of net interest income for each of the three years ended December 31, 2012, 2011 and 2010:

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010		
(dollars in thousands)	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
ASSETS									
Earning Assets (2)(3)									
Loans-taxable (4)	$ 619,151	$ 28,153	4.55%	$ 688,546	$ 32,831	4.77%	$ 826,188	$ 42,016	5.09%
Loans-tax free (4)	33,863	2,174	6.42%	35,150	2,479	7.05%	52,794	3,582	6.78%
Total Loans (1)(2)	653,014	30,327	4.64%	723,696	35,310	4.88%	878,982	45,598	5.19%
Securities-taxable	117,800	3,318	2.82%	123,854	3,198	2.58%	160,690	5,340	3.32%
Securities-tax free	81,368	5,956	7.32%	108,955	7,717	7.08%	121,367	8,470	6.98%
Total Securities (1)(5)	199,168	9,274	4.66%	232,809	10,915	4.69%	282,057	13,810	4.90%
Interest-bearing deposits in other banks and federal funds sold	79,571	190	0.24%	91,932	178	0.19%	68,949	161	0.23%
Total Earning Assets	931,753	39,791	4.27%	1,048,437	46,403	4.43%	1,229,988	59,569	4.84%
Non-earning assets	100,979			103,685			97,793		
Allowance for loan and lease losses	(20,526)			(24,108)			(25,587)		
Total Assets	$ 1,012,206			$ 1,128,014			$ 1,302,194		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Liabilities									
Interest-bearing demand deposits	$ 299,938	699	0.23%	$ 335,201	1,615	0.48%	$ 353,579	3,442	0.97%
Savings deposits	87,818	161	0.18%	89,494	287	0.32%	93,598	502	0.54%
Time deposits over $100,000	170,356	1,476	0.87%	181,146	2,193	1.21%	225,446	3,416	1.52%
Other time deposits	191,462	3,048	1.59%	252,081	4,664	1.85%	283,214	6,832	2.41%
Total Interest-bearing Deposits	749,574	5,384	0.72%	857,922	8,759	1.02%	955,837	14,192	1.48%
Borrowed funds and other interest-bearing liabilities	72,593	3,834	5.28%	111,709	5,108	4.57%	196,606	7,676	3.90%
Total Interest-Bearing Liabilities	822,167	9,218	1.12%	969,631	13,867	1.43%	1,152,443	21,868	1.90%
Demand deposits	128,254			107,763			82,400		
Other liabilities	21,568			16,301			13,982		
Shareholders' equity	40,217			34,319			53,369		
Total Liabilities and Shareholders Equity	$ 1,012,206			$ 1,128,014			$ 1,302,194		
Net Interest Income/Interest Rate Spread (6)		30,573	3.15%		32,536	3.00%		37,701	2.94%
Tax equivalent adjustment		(2,764)			(3,467)			(4,098)	
Net interest income as reported		$ 27,809			$ 29,069			$ 33,603	
Net Interest Margin (7)			3.28%			3.10%			3.07%

(1) Interest income is presented on a tax-equivalent basis using a 34% rate for 2012, 2011 and 2010.
(2) Loans are stated net of unearned income.
(3) Nonaccrual loans are included in loans within earning assets.
(4) Loan fees included in interest income are not significant.
(5) The yields for securities that are classified as available-for-sale is based on the average historical amortized cost.
(6) Interest rate spread represents the difference between the average yield on interest earning assets and the cost of interest-bearing liabilities and is presented on a tax-equivalent basis.
(7) Net interest income on a tax-equivalent basis as a percentage of total average interest-earning assets.

Rate Volume Analysis

The most significant impact on net income between periods is derived from the interaction of changes in the volume and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning assets, specifically loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods. Components of interest income and interest expense are presented on a tax-equivalent basis using the statutory federal income tax rate of 34%.

The following table shows the effect of changes in volume and interest rates on net interest income. The variance in interest income or expense due to the combination of rate and volume has been allocated proportionately.

	December 31, 2012 vs. 2011 Increase (Decrease)			December 31, 2011 vs. 2010 Increase (Decrease)		
(in thousands)	Due to Volume	Due to Rate	Total Change	Due to Volume	Due to Rate	Total Change
Interest Income:						
Loans - taxable	$ (3,204)	$ (1,474)	$ (4,678)	$ (6,682)	$ (2,503)	$ (9,185)
Loans - tax free	(88)	(217)	(305)	(1,239)	136	(1,103)
Total loans	(3,292)	(1,691)	(4,983)	(7,921)	(2,367)	(10,288)
Securities - taxable	(161)	281	120	(1,086)	(1,056)	(2,142)
Securities - tax free	(2,012)	251	(1,761)	(877)	124	(753)
Total securities	(2,173)	532	(1,641)	(1,963)	(932)	(2,895)
Interest-bearing deposits in other banks and federal funds sold	(26)	38	12	48	(31)	17
Total interest income	(5,491)	(1,121)	(6,612)	(9,836)	(3,330)	(13,166)
Interest Expense:						
Interest-bearing demand deposits	(155)	(761)	(916)	(4)	(1,823)	(1,827)
Savings deposits	(5)	(121)	(126)	(21)	(194)	(215)
Time deposits over $100,000	(124)	(593)	(717)	(605)	(618)	(1,223)
Other time deposits	(1,023)	(593)	(1,616)	(695)	(1,473)	(2,168)
Total interest-bearing deposits	(1,307)	(2,068)	(3,375)	(1,325)	(4,108)	(5,433)
Borrowed funds and other interest-bearing liabilities	(1,981)	707	(1,274)	(3,721)	1,153	(2,568)
Total interest expense	(3,288)	(1,361)	(4,649)	(5,046)	(2,955)	(8,001)
Net Interest Income	$ (2,203)	$ 240	$ (1,963)	$ (4,790)	$ (375)	$ (5,165)

(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

Provision for Loan and Lease Losses

Management closely monitors the loan portfolio and the adequacy of the ALLL considering underlying borrower financial performance and collateral values and associated credit risks. Future material adjustments may be necessary to the provision for loan and lease losses and the ALLL if economic conditions or loan performance differ substantially from the assumptions management used in making its evaluation of the ALLL. The provision for loan and lease losses is an expense charged against net interest income to provide for estimated losses attributable to uncollectible loans and is based on management's analysis of the adequacy of the ALLL.

2012 compared to 2011

The provision for loan and lease losses was $4.1 million in 2012 as compared to $0.5 million in 2011. The increase primarily resulted from an increase in charge-offs of classified credits, specifically one larger commercial credit totaling $3.1 million that was charged off during the third quarter of 2012.

2011 compared to 2010

The provision for loan and lease losses was $0.5 million in 2011 as compared to $25.0 million in 2010. The decrease was primarily related to (i) the substantial provision taken in 2010, (ii) the $78.4 million, or 10.3% reduction in gross loans, and (iii) a reduction in the number and volume of adversely classified credits in 2011.

Non-Interest Income:

The following table lists the components of non-interest income for the years ended December 31, 2012, 2011 and 2010:

Non-Interest Income

(in thousands)	2012	2011	2010
Deposit service charges	$ 2,985	$ 3,105	$ 3,274
Net (loss) gain on the sale of securities	(1,712)	5,114	(1,714)
Other-than-temporary-impairment loss on securities	(96)	(798)	(4,271)
Net gain on the sale of loans held for sale	859	755	1,198
Net gain on the sale of other real estate owned	305	2,528	403
Net gain (loss) on the sale of other assets	-	20	(60)
Loan related fees	514	673	1,009
Income on bank-owned life insurance	692	787	740
Other	736	765	703
Total non-interest income	$ 4,283	$ 12,949	$ 1,282

2012 compared to 2011

Total non-interest income decreased $8.7 million to $4.3 million in 2012 from $12.9 million in 2011. The 66.9% decrease resulted primarily from a $1.7 million loss on the sale of investment securities in 2012 compared to a $5.1 million gain on the sale of investment securities in 2011, coupled with a $2.2 million reduction in net gains on the sale of OREO to $305 thousand in 2012 from $2.5 million in 2011.

During 2012, the Company recorded a $1.7 million net loss on the sale of investment securities with an amortized cost of $47.8 million. Specifically, the Company sold its entire holdings of private label collateralized mortgage obligations ("PLCMOs") with an amortized cost of $37.5 million and pooled trust preferred collateralized debt obligation securities ("PreTSLs") with an amortized cost of $10.3 million. Management decided to sell these securities as part of its strategy to reduce the amount of market risk and levels of classified assets on the balance sheet.

The Company recorded a $305 thousand net gain on the sale of 17 OREO properties. The Company continues to aggressively seek buyers for its OREO properties.

2011 compared to 2010

During 2011, total non-interest income increased by $11.6 million to $12.9 million from $1.3 million in 2010. The $11.6 million increase in non-interest income primarily resulted from (i) a $5.1 million gain on the sale of investment securities in 2011 compared to the $1.7 million loss on the sale of investment securities in 2010, (ii) a $3.5 million reduction in OTTI losses incurred on investment securities to $0.8 million in 2011 from the $4.3 million the Company recorded in 2010, and (iii) a $2.1 million increase in net gains on the sale of OREO to $2.5 million in 2011 from $0.4 million in 2010.

During 2011, the Company recorded a $5.1 million net gain on the sale of investment securities with an amortized cost of $117.5 million. The sale was comprised of mortgage-backed securities in the amount of $77.9 million, municipal securities in the amount of $39.0 million and PreTSLs in the amount of $0.6 million. The Company sold these securities to improve the Bank's capital ratios as required by the Order and to reduce exposure to prepayment risk in the mortgage-backed securities portfolio and call risk in the municipal securities portfolio.

During 2011, the Company recorded a $2.5 million net gain on the sale of 16 OREO properties. The net gain was primarily attributable to a $1.8 million gain from the sale of a property in Florida as well as a $0.7 million gain resulting from the bulk sale of a 129-lot land development property the Company acquired through foreclosure in 2010.

Non-Interest Expense

The following table lists the major components of non-interest expense for the years ended December 31, 2012, 2011 and 2010:

Non-Interest Expense

(in thousands)	2012	2011	2010
Salaries and employee benefits	$ 14,702	$ 14,117	$ 13,077
Occupancy expense	2,225	2,508	3,228
Equipment expense	1,723	1,654	1,763
Advertising expense	614	629	712
Data processing expense	2,141	2,036	2,023
FDIC assessment	2,216	2,657	2,828
Bank shares tax	882	1,103	1,020
Expense of other real estate	2,027	3,720	7,521
Provision (credit) for off-balance sheet commitments	358	(423)	(678)
Legal expense	4,233	2,716	1,075
Professional fees	4,385	5,413	2,066
Insurance expense	896	685	362
Loan collection expenses	765	780	647
Other operating expenses	4,571	4,235	5,920
Total non-interest expense	$ 41,738	$ 41,830	$ 41,564

2012 compared to 2011

Total non-interest expense decreased $92 thousand or 0.2%, to $41.7 million in 2012 as compared to 2011. The change in non-interest expense resulted primarily from a $1.7 million decrease in OREO expense, a $1.0 million decrease in professional fees, a $0.4 million decrease in the FDIC assessment, and a $0.3 million decrease in occupancy expense. These decreases were partially offset by increases in legal expenses of $1.5 million, the provision for off-balance sheet commitments of $0.8 million and salaries and benefits expense of $0.6 million.

Other real estate expense decreased by $1.7 million, or 45.5%, in 2012 as compared to 2011 primarily due to a $1.1 million reduction in impairment charges. In addition, real estate taxes and legal expenses decreased $0.4 million and $0.2 million, respectively, comparing 2012 to 2011. The reduction in impairment is primarily attributable to the stabilization of real estate values and a reduction in the number of properties held in OREO.

Professional fee expense decreased $1.0 million in 2012 as compared to 2011. Despite the decrease, professional fee expense remained elevated for the majority of 2012. Upon returning to current SEC reporting status with the filing with the filing of its third quarter 2012 Form 10-Q, the Company began reducing its reliance on outside consulting and professional services and expects these costs to continue to decline in 2013.

FDIC assessment expense decreased $0.4 million in 2012 as a result of the decline in the level of average assets. The Bank's risk-profile remained a Category III in 2012.

Occupancy expense decreased $0.3, or 11.3%, in 2012 as compared to 2011. The decrease was primarily attributable to reductions in repairs and maintenance and utility costs.

Regulatory oversight, SEC compliance-related costs and other legal matters continued to impact legal fees in 2012 and resulted in a $1.5 million increase in legal expense as compared to 2011.

The provision for off-balance sheet commitments increased $0.8 million and resulted in the Company recording a $0.4 million charge in 2012, compared to a $0.4 million credit in 2011. The increase in the provision is primarily attributable to an increase in the Bank's construction loan commitments.

Salary and employee benefit costs, which accounted for 35.2% of total non-interest expense in 2012, increased $0.6 million or 4.1% to $14.7 million in 2012 compared to $14.1 million in 2011. Salary expense increased $0.5 million, which was attributable to annual employee merit increases, a separation agreement entered into with the Company's former Chief Financial Officer, several program initiatives implemented in 2012, and an employee stock grant. Employee benefits expense increased $0.1 million, due primarily to the ratification of a 401 (k) feature to the Company's profit sharing plan.

On August 24, 2012, the Bank entered into a Separation Agreement and Release with the former Chief Financial Officer upon his resignation, which became effective August 31, 2012. Pursuant to the Separation Agreement, the Company agreed to pay his salary and health insurance benefits through March 1, 2013. Salary and benefits expense of $91 thousand under this agreement were recognized in 2012.

In October 2012, the Company implemented a reduction in force, which eliminated nine positions, and a voluntary separation program in an effort to better align the number of employees with the reduced asset size of the bank and transaction volumes. The voluntary separation program was offered to full-time employees who have at least ten years of service and who have attained the age of 60 years old by December 31, 2012. As of December 31, 2012, there were a total of 11 employees who had accepted the separation offer. Employees affected by the reduction in force and employees opting for the voluntary separation program received separation packages that included separation pay and medical benefit assistance for a period of time depending on their years of service. The Company recognized $275 thousand in salaries and benefits expense in 2012 upon implementation of these programs. As of December 31, 2012, the Company had 298 full-time equivalent employees on staff as compared to 336 on December 31, 2011.

On December 17, 2012, the Board of Directors granted 50 shares of the Company's common stock to each active full and part time employee. There were 15,050 shares issued under this grant at a cost per share of $3.05, with a total cost of $46 thousand included in salary expense in 2012.

With regard to employee benefits expense, on April 25, 2012, the Board of Directors ratified an amendment to the defined contribution profit sharing plan to include the provisions under section 401(k) of the Internal Revenue Code ("401(k)"). The 401(k) feature of the plan, which became effective on September 1, 2012, permits employees to make voluntary salary deferrals, either pre-tax or Roth, up to the dollar limit prescribed by law. The Company may make discretionary matching contributions equal to a uniform percentage of employee salary deferrals. Company discretionary matching contributions are determined each year by management. For 2012, the Company matched 50.0% of employee salary deferrals up to 4.0% for each employee. Company matching contributions to the 401(k) Plan totaled $41 thousand in 2012.

2011 compared to 2010

During 2011, total non-interest expense increased by $0.3 million or 0.6%, from 2010 primarily due to a $3.8 million decrease in the other real estate expense, and a $1.8 million decrease in other operating expenses. These decreases were offset by a $3.4 million increase in professional fees, a $1.8 million increase in legal fees, and a $1.0 million increase in salaries and employee benefits. The increase in professional and legal fees is primarily attributable to increased audit, regulatory compliance, and restatement expenses. The increase in salary and employee benefits expense is primarily attributable to the hiring of new and replacement senior officers, merit increases, and increased insurance costs.

Other real estate expense decreased by $3.8 million, or 50.5%, in 2011 as compared to 2010 primarily due to a $3.6 million reduction in impairment charges and a $0.2 million reduction in property-related operating expenses. The reduction in impairment is primarily attributable to the stabilization of real estate values and the sale of land development properties, which generally have a higher risk of exposure to changes in market value.

Other operating expenses decreased by $1.8 million, or 29.6%, in 2011 as compared to 2010, primarily the result of the $1.2 million fixed asset impairment charge that was recorded in 2010.

The above noted expense reductions were largely offset by the following expense increases:

- Professional fee expense increased $3.4 million in 2011 as compared to 2010. The increase is primarily attributable to the expense incurred to complete the 2010 audit, the restatement of the Company's annual report on Form 10-K for the year ended December 31, 2009 and the Company's quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.

- Legal expense increased $1.8 million in 2011 as compared to 2010 primarily related to increased regulatory oversight and compliance expenses.

- Salary and employee benefit costs accounted for 33.8% of total non-interest expenses in 2011 as compared to 31.5% in 2010. The increase in employee costs included a $0.7 million increase in salaries expense primarily attributable to the hiring of new and replacement senior officers and merit increases. Employee benefits expense increased by $0.2 million or 12.0% in 2011 compared to 2010 primarily due to the increased health, social security and unemployment insurance costs.

Provision for Income Taxes

The Company did not record a provision or benefit for income taxes for the years ended December 31, 2012, 2011 and 2010. In 2012, the Company recorded a $6.7 million valuation charge against its deferred tax assets increasing the valuation allowance to $34.5 million at December 31, 2012 from $27.8 million at December 31, 2011. In future periods, the Company anticipates that it will have a minimal tax provision or benefit until such time as it is able to reverse the deferred tax asset valuation allowance.

In 2011, the Company recorded a $2.5 million valuation charge against its deferred tax assets increasing the valuation allowance to $27.8 million at December 31, 2011 from $25.3 million at December 31, 2010.

The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from actual results reflected in income tax returns filed during the subsequent year. Any adjustments required based on filed returns are recorded when identified in the subsequent year.

FINANCIAL CONDITION

Total assets decreased $134.4 million, or 12.2%, to $968.3 million, at December 31, 2012, as compared to $1.10 billion at December 31, 2011. The reduction in the balance sheet was driven by a $102.5 million or 10.7% decrease in total deposits. In addition, the Company repaid FHLB advances totaling $29.7 million. Net loans decreased $79.6 million or 12.1%, while investment securities were unchanged. The decline in deposits, partially offset by the decrease in loans resulted in a $53.4 million or 31.7% reduction in cash and cash equivalents.

Total shareholders' equity decreased $3.0 million to $36.9 million at December 31, 2012 from $39.9 million at the end of 2011. The $13.7 million net loss was partially offset by a $10.7 million positive change in other comprehensive income. The Company did not pay any dividends in 2012 or 2011. The Company suspended paying dividends in 2010 to conserve capital and comply with regulatory requirements.

Securities

The Company's investment securities portfolio provides a source of liquidity needed to meet expected loan demand and provides a source of interest income to increase our profitability. Additionally, the Company utilizes the investment securities portfolio to meet pledging requirements. Investment securities are classified as held-to-maturity and carried at amortized cost when the Company has the positive intent and ability to hold them to maturity. Securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a component of shareholders' equity in accumulated comprehensive income, net of tax. The Company determines the appropriate classification of investment securities at the time of purchase. The decision to purchase or sell investment securities is based upon the current assessment of long- and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components. Investment securities with limited marketability and/or restrictions, such as Federal Home Loan Bank and Federal Reserve Bank stocks, are carried at cost. Federal Reserve Bank stock is included in other assets.

At December 31, 2012, the Company's investment portfolio was comprised principally of taxable and tax-exempt obligations of states and political subdivisions and obligations of U.S. government-sponsored agencies, including residential mortgage-backed securities and collateralized mortgage obligations ("CMOs"). There was one security issuer, St. Clair County, IL School District, whose aggregate carrying value exceeded 10.0% of Shareholders' equity as of December 31, 2012. The aggregate carrying value of the securities of this issuer was $4.0 million.

The following table sets forth the carrying value of available-for-sale securities, which are carried at fair value, and held-to-maturity securities, which are carried at amortized cost, at the dates indicated:

(in thousands)	December 31, 2012	2011	2010
Available-for-sale			
Obligations of U.S. government agencies	$ 1,891	$ 8,048	$ 8,307
Obligations of state and political subdivisions	103,501	96,161	111,353
Collateralized mortgage obligations:			
Government-sponsored agency	9,103	8,468	77,816
Private label	-	36,256	-
Residential mortgage-backed securities:			
Government-sponsored agency	69,456	31,393	49,120
Pooled trust preferred senior class	-	1,604	1,422
Pooled trust preferred mezzanine class	-	2,197	1,647
Corporate debt securities	410	342	395
Equity securities	1,000	1,006	1,012
Total securities available-for-sale	$ 185,361	$ 185,475	$ 251,072
Held-to-maturity			
Obligations of state and political subdivisions	$ 2,198	$ 2,094	$ 1,994

In 2011, the Company sold most of its holdings of U.S. Government agency CMOs and reinvested the proceeds in private label CMOs ("PLCMOs") to reduce its exposure to prepayments and improve yield. The Company also sold some of its obligations of state and political subdivisions that were callable and reinvested a portion of the proceeds in taxable municipal securities to reduce its interest rate risk.

However, during 2012, management aligned its investment strategy with the Company's overall corporate strategy aimed at reducing balance sheet risk and the levels of classified assets. As part of this shift in focus, management decided to sell the Company's investment securities that posed a higher market risk and/or were considered classified assets. Specifically, the Company sold its entire holdings of both Pooled Trust Preferred securities ("PreTSLs") and PLCMOs. Management reinvested a portion of the proceeds in pooled home equity conversion mortgages of a U.S. Government agency, which are insured by the U.S. Federal Government.

The following table sets forth the maturities of available-for-sale securities and held-to-maturity securities, based on carrying value at December 31, 2012 and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security.

	December 31, 2012						
(dollars in thousands)	Within One Year	> 1 – 5 Years	6 - 10 Years	Over 10 Years	Mortgage-Backed Securities and Collateralized Mortgage Obligations	No Fixed Maturity	Total
Available-for-sale securities							
Obligations of U.S. government agencies	$ -	$ -	$ -	$ 1,891	$ -	$ -	$ 1,891
Yield				4.22%			4.22%
Obligations of state and political subdivisions (1)	-	1,118	31,613	70,770	-	-	103,501
Yield		6.15%	5.03%	7.26%			6.56%
Corporate debt securities	-	-	-	410	-	-	410
Yield				0.93%			0.93%
Collateralized Mortgage Obligations:							
Government-sponsored agencies	-	-	-	-	9,103	-	9,103
Yield					2.42%		2.42%
Residential mortgage-backed securities:							
Government-sponsored agencies	-	-	-	-	69,456	-	69,456
Yield					1.92%		1.92%
Equity securities (2)	-	-	-	-	-	1,000	1,000
Yield						4.15%	4.15%
Total available-for-sale securities	$ -	$ 1,118	$ 31,613	$ 73,071	$ 78,559	$ 1,000	$ 185,361
Weighted yield	0.00%	6.15%	5.03%	7.14%	1.98%	4.15%	4.57%
Held-to-maturity securities							
Obligations of state and political subdivisions	$ -	$ -	$ 2,198	$ -	$ -	$ -	$ 2,198
Yield			7.33%				7.33%
Total held-to-maturity securities	$ -	$ -	$ 2,198	$ -	$ -	$ -	$ 2,198
Weighted yield	0.00%	0.00%	7.33%	0.00%	0.00%	0.00%	7.33%

(1) Yields on state and municipal securities have been adjusted to tax-equivalent yields using a 34.0% federal income tax rate.
(2) Yield represents 2012 actual return.

Other-Than-Temporary Impairment ("OTTI")

Management tests the Company's investment securities for OTTI following the guidance provided in ASC Topic 320, "Investments-Debt and Equity Securities." Under this guidance, if management has no intent to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost, then other-than-temporary declines in the fair value of the debt security that are related to credit losses must be recognized in earnings as realized losses and those that are related to other factors are recognized in other comprehensive income. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio and may result in OTTI on the Company's investment securities in future periods.

On a quarterly basis, management evaluates its investment securities for OTTI. Unrealized losses on investment securities are considered to be other-than-temporary when management believes the security's impairment is due to factors that could include the issuer's inability to pay interest or dividends, its potential for default, and/or other factors. Based on current authoritative guidance, when a held-to-maturity or available-for-sale debt security is assessed for OTTI, management must first consider (a) whether management intends to sell the security and (b) whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an OTTI loss is recognized in the statement of operations equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but the Company does not expect to recover the entire amortized cost basis, an OTTI loss has occurred that must be separated into two categories: (a) the amount related to credit loss and (b) the amount related to other factors such as market risk. In assessing the level of OTTI attributable to credit loss, management compares the present value of cash flows expected to be collected with the amortized cost basis of the security. As discussed above, the portion of the total OTTI related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total OTTI loss is presented in the statement of operations, less the portion recognized in other comprehensive income. When a debt security becomes other-than-temporarily-impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

To determine whether a security's impairment is other-than-temporary, management considers factors that include:

- The causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility;
- The severity and duration of the decline;
- The Company's ability and intent to hold investments until they recover in value, as well as the likelihood of such a recovery in the near term;
- The Company's intent to sell security investments, or if it is more likely than not that the Company will be required to sell such securities before recovery of their individual amortized cost basis less any current-period credit loss.

For debt securities that the Company does not intend to sell or it does not expect it will be required to sell, the primary consideration in determining whether impairment is other-than-temporary is whether or not the Company expects to receive all contractual cash flows.

Based on the management's evaluation at December 31, 2012, management has determined that the decreases in estimated fair value of the securities it holds in its portfolio are temporary.

OTTI of Pooled Trust Preferred Collateralized Debt Obligations:

At December 31, 2011, the Company's PreTSLs were comprised of four securities that were collateralized by debt issued by bank holding companies and insurance companies. The Company divested its holdings of PreTSLs during 2012 and held no such securities at December 31, 2012. At December 31, 2011, the PreTSLs, which had an aggregate amortized cost of $10.6 million and an estimated fair value of $3.8 million, had depreciated 81.7% and 64.0% from their current face values and amortized cost, respectively. The Company held one senior tranche and three mezzanine tranches. All of the securities possessed credit ratings below investment grade. At the time of initial issue, no more than 5% of any pooled security consisted of a security issued by any one institution. As of December 31, 2011, three of these securities had no excess subordination and one had excess subordination equal to 12.09% of the current performing collateral. Excess subordination is the amount by which the underlying performing collateral exceeds the outstanding bonds in the current class plus all senior classes. It can also be referred to as credit enhancement. As deferrals and defaults of underlying issuers occur, the excess subordination is reduced or eliminated, increasing the risk of the security experiencing principal or interest shortfalls. Conversely, subordination can be increased as collateral transitions from non-performing to performing. The coverage ratio, or overcollateralization, of a specific security measures the rate of performing collateral to a given class of notes. It is calculated by dividing the performing collateral in a transaction by the current balance of the class of notes plus all classes senior to that class. At June 30, 2012, the Company had determined that the estimate of projected discounted cash flows it expected to receive on its PreTSLs was less than the securities' carrying value, and as a result an additional credit-related impairment charge to earnings of $96 thousand was recorded, which was the total of OTTI charges recorded during 2012.

During the fourth quarter of 2012, the market for these securities began to improve as some of the bank holding companies and insurance companies that had previously deferred payments had cured. As a result, the Company's unrealized loss position related to these securities improved. In an effort to reduce balance sheet risk and the levels of classified assets, management decided to sell all four PreTSLs in the Company's portfolio. The Company realized gross gains of $848 thousand on the sale of PreTSLs IX and XI and gross losses of $3.0 million on the sale of PreTSLs XIX and XXVI. The $6.8 million that was identified as the non-credit portion of OTTI recorded for PreTSLs in prior years was included in the determination of net income and was reversed from accumulated other comprehensive income.

For the years ended December 31, 2011 and 2010, the Company had evaluated its PreTSLs considering all available evidence, including information received after the statement of financial condition date but before the filing date and determined that the estimated projected cash flows were less than the securities' carrying value, resulting in impairment charges to earnings for the years ended December 31, 2011 and 2010, of $0.8 million and $4.3 million, respectively. The cumulative impairment charges at December 31, 2011 and 2010 amounted to $8.6 million and $22.6 million, respectively. The decrease in cumulative impairment charges in 2011 related to the sale of four PreTSLs in 2011, on which OTTI had previously been recognized.

The table below provides a cumulative roll forward of credit losses recognized:

Rollforward of Cumulative Credit Loss

(in thousands)	2012	2011	2010
Beginning Balance January 1	$ 8,619	$ 22,598	$ 20,649
Credit losses on debt securities for which OTTI was not previously recognized	-	-	-
Additional credit losses on debt securities for which OTTI was previously recognized	96	798	4,271
Less: Sale of PLCMOs for which OTTI was previously recognized	-	-	(2,322)
Less: Sale of PreTSLs for which OTTI was previously recognized	(8,715)	(14,777)	-
Ending Balance, December 31	$ -	$ 8,619	$ 22,598

Investments in FHLB and FRB stock, which have limited marketability, are carried at cost and totaled $7.3 million and $9.7 million at December 31, 2012 and 2011, respectively. Management noted no indicators of impairment for the FHLB of Pittsburgh and the FRB during 2012.

Loans

During 2012, loan payoffs exceeded loan originations, specifically for commercial and industrial and commercial real estate loans, which resulted in a $79.6 million or 12.1% decrease in net loans to $579.4 million at December 31, 2012, from $659.0 million at December 31, 2011. Despite the decrease, net loans represented 59.8% of total assets at December 31, 2012 compared to 59.7% at December 31, 2011. Historically, commercial lending activities have represented a significant portion of the Company's loan portfolio. This includes commercial and industrial loans, commercial real estate loans and construction, land acquisition and development loans.

From a collateral standpoint, a majority of the Company's loan portfolio consisted of loans secured by real estate. Real estate secured loans, which include commercial real estate, construction, land acquisition and development, residential real estate loans and home equity lines of credit ("HELOCs"), declined by $21.5 million, or 5.2%, to $388.2 million at December 31, 2012, from $409.7 million at December 31, 2011. Despite the decrease, real estate secured loans as a percentage of total gross loans increased to 59.3% of the loan portfolio at December 31, 2012 from 54.5% as of December 31, 2011.

Commercial and industrial loans decreased $64.1 million, or 36.8%, during the year to $110.1 million at December 31, 2012 from $174.2 million at December 31, 2011. Loans secured by commercial real estate decreased $24.7 million, or 9.6%, to $231.8 million at December 31, 2012 from $256.5 million at December 31, 2011. Commercial and industrial loans consist primarily of equipment loans, working capital financing, revolving lines of credit and loans secured by cash and marketable securities. Commercial real estate loans include long-term commercial mortgage financing and are primarily secured by first or second lien mortgages. During 2012, approximately $56.6 million in commercial loans to a related party, which were fully secured by deposit accounts, were paid off. In addition, at the end of 2012, two commercial customers with significant lending relationships sold their businesses. As a result, the loans associated with these relationships were paid off. Construction, land acquisition and development loans decreased $1.0 million, or 3.0%, during the year to $32.5 million at December 31, 2012 from $33.5 million at December 31, 2011. The Company continues to monitor its exposure of this portfolio segment.

Residential real estate loans totaled $90.2 million at December 31, 2012, an increase of $10.2 million or 12.7% from $80.0 million at December 31, 2011. The components of residential real estate loans include fixed rate mortgage loans and home equity loans. Home equity lines of credit ("HELOCs") are not included in this category but are included in consumer loans. The Company primarily underwrites fixed-rate purchase and refinance of residential mortgage loans for sale in the secondary market to reduce interest rate risk and provide funding for additional loans. However, during the third quarter of 2012, the Company began holding 15- and 20-year mortgages in the loan portfolio rather than selling these loans in order to provide additional interest income based on underlying yields.

Consumer loans decreased $2.0 million, or 1.8%, during the year to $109.8 million at December 31, 2012 from $111.8 million at December 31, 2011.

Loans to state and municipal governments remained relatively unchanged and totaled $23.4 million at December 31, 2012, compared to $23.5 million at December 31, 2011.

Details regarding the loan portfolio for each of the last five years ended December 31 are as follows:

Loan Portfolio Detail

(in thousands)	December 31, 2012	2011	2010	2009	2008
Residential real estate	$ 90,228	$ 80,056	$ 87,925	$ 98,517	$ 140,067
Commercial real estate	231,835	256,508	256,327	321,326	320,302
Construction, land acquisition and development	32,502	33,450	77,395	98,383	130,546
Commercial and industrial	110,073	174,233	197,697	219,889	219,821
Consumer	109,783	111,778	110,853	164,670	119,909
State and political subdivisions	23,354	23,496	27,739	36,780	34,334
Total loans, gross	597,775	679,521	757,936	939,565	964,979
Unearned discount	(103)	(159)	(225)	(298)	(380)
Net deferred loan fees and costs	260	516	677	707	329
Allowance for loan and lease losses	(18,536)	(20,834)	(22,575)	(22,458)	(8,254)
Loans, net	$ 579,396	$ 659,044	$ 735,813	$ 917,516	$ 956,674

The following schedule shows the re-pricing distribution of loans outstanding as of December 31, 2012. Also provided are those amounts classified according to sensitivity to changes in interest rates:

Loan Repricing Distribution

	December 31, 2012			
(in thousands)	Within One Year	One to Five Years	Over Five Years	Total
Residential real estate	$ 17,772	$ 15,189	$ 57,267	$ 90,228
Commercial real estate	21,022	34,415	176,398	231,835
Construction, land acquisition and development	3,730	15,511	13,261	32,502
Commercial and industrial	50,819	34,888	24,366	110,073
Consumer	35,476	69,232	5,075	109,783
State and political subdivisions	79	4,527	18,748	23,354
Total	$ 128,898	$ 173,762	$ 295,115	$ 597,775
Loans with predetermined interest rates	$ 10,312	$ 107,085	$ 81,846	$ 199,243
Loans with floating rates	118,586	66,677	213,269	398,532
Total	$ 128,898	$ 173,762	$ 295,115	$ 597,775

Loan Concentrations: At December 31, 2012, 2011 and 2010, the Bank's loan portfolio was concentrated in loans in the following industries.

Loan Concentrations

	December 31, 2012		2011		2010	
(in thousands)	Amount	% of Gross Loans	Amount	% of Gross Loans	Amount	% of Gross Loans
Land subdivision	$ 17,658	2.95%	$ 19,626	2.89%	$ 29,518	3.89%
Shopping centers/complexes	21,068	3.52%	18,722	2.76%	26,298	3.47%
Gas stations	5,245	0.88%	17,118	2.52%	18,289	2.41%
Office complexes/units	9,801	1.64%	16,091	2.37%	16,842	2.22%
Solid waste landfills	13,233	2.21%	42,270	6.22%	52,270	6.90%
Hotels	13,596	2.27%	13,771	2.03%	15,357	2.03%

Asset Quality

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, net of unearned interest, deferred loan fees and costs, and reduced by the ALLL. The ALLL is established through a provision for loan losses charged to earnings.

The Company manages credit risk through the efforts of loan officers, the loan review function, and the Loan Quality and the ALLL management committees, as well as oversight from the Board of Directors, along with the application of policies and procedures designed to foster sound underwriting and credit monitoring practices. The Company continually evaluates this process to ensure it is reacting to problems in the loan portfolio in a timely manner, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond the Company's control.

Under the Company's risk rating system, loans rated pass/watch, special mention, substandard, doubtful, or loss are reviewed regularly as part of the Company's risk management practices. The Company's Loan Quality Committee, which consists of key members of senior management and credit administration, meets monthly or more often as necessary to review individual problem credits and workout strategies and reports to the Board of Directors.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the note and loan agreement. For purposes of the Company's analysis, loans that are identified as troubled debt restructurings ("TDRs"), loans rated substandard and non-accrual, and loans that are identified as doubtful or loss are considered impaired. Impaired loans are analyzed individually for impairment. The Company utilizes the fair value of collateral method for collateral dependent loans, which make up the majority of the Company's impaired loans. A loan is considered to be collateral dependent when repayment of the loan is expected to be provided through the liquidation of the collateral held. For impaired loans that are secured by real estate, external appraisals are obtained annually, or more frequently as warranted, to ascertain a fair value so that the impairment analysis can be updated. Should a current appraisal not be available at the time of impairment analysis, other sources of valuation such as current letters of intent, broker price opinions or executed agreements of sale may be used. For non-collateral dependent loans, the Company measures impairment based on the present value of expected future cash flows, net of disposal costs, discounted at the loan's original effective interest rate.

Loans to borrowers that are experiencing financial difficulty that are modified and result in the Company granting concessions to the borrower are classified as TDRs and are considered to be impaired. Concessions granted under a troubled debt restructuring generally involve an extension of a loan's stated maturity date, a reduction of the stated interest rate, payment modifications, or a combination of these modifications. Non-accrual TDRs are returned to accrual status if principal and interest payments, under the modified terms, are brought current, are performing under the modified terms for six consecutive months, and management believes that collection of the remaining interest and principal is probable.

Non-performing loans are monitored on an ongoing basis as part of the Company's loan review process. Additionally, work-out efforts continue and are actively monitored for non-performing loans and OREO through the Loan Quality Committee. Potential loss on non-performing assets is generally evaluated by comparing the outstanding loan balance to the fair market value of the pledged collateral.

Loans are placed on non-accrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This generally occurs when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection, or when management becomes aware of facts or circumstances that the loan would default before 90 days. The Company determines delinquency status based on the number of days since the date of the borrower's last required contractual loan payment. When the interest accrual is discontinued, all unpaid interest income is reversed and charged back against current earnings. Any cash payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest. A non-accrual loan is returned to accrual status when the loan is current as to principal and interest payments, is performing according to contractual terms for six consecutive months and future payments are reasonably assured.

Management actively manages impaired loans in an effort to reduce loan balances by working with customers to develop strategies to resolve borrower difficulties, through sale or liquidation of collateral, foreclosure, and other appropriate means. Real estate values appear to have stabilized. However, further real estate devaluations or weakening in economic conditions in our market area could negatively impact asset quality, causing an increase in the provision for loan and lease losses.

Under the fair value of collateral method, the impaired amount of the loan is deemed to be the difference between the loan amount and the fair value of the collateral, less the estimated costs to sell. For the Company's calculations on real estate secured loans, a factor of 10% is generally utilized to estimate costs to sell, which is based on typical cost factors, such as a 6% broker commission, 1% transfer taxes, and 3% various other miscellaneous costs associated with the sales process. If the valuation indicates that the fair value has deteriorated below the carrying value of the loan, either the entire loan is written off or the difference between the fair value and the principal balance is charged off. For impaired loans for which the value of the collateral less costs to sell exceeds the loan value, the impairment is considered to be zero.

The following schedule reflects non-performing loans (including non-performing TDRs), OREO and performing TDRs as of December 31 for each of the last five years:

Non-performing Loans, OREO and Performing TDRs

	December 31,				
(in thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Non-accrual loans	$ 9,652	$ 19,913	$ 28,267	$ 25,865	$ 22,263
Loans past due 90 days or more and still accruing	57	5	99	117	1,151
Total non-performing loans	9,709	19,918	28,366	25,982	23,414
Other real estate owned	3,983	6,958	9,633	11,184	2,308
Total non-performing loans and OREO	$ 13,692	$ 26,876	$ 37,999	$ 37,166	$ 25,722
Performing TDRs	$ 7,517	$ 5,680	$ 2,513	$ 10,743	$ -
Non-performing loans as a percentage of gross loans	1.62%	2.93%	3.74%	2.77%	2.43%

Management continued to effectively manage problem credits through heightened work-out efforts on nonperforming loans and disposing of its holdings of foreclosed properties. As a result, the Company's asset quality improved significantly in 2012. Total non-performing loans and OREO decreased $13.2 million, or 49.1%, to $13.7 million at December 31, 2012 from $26.9 million at December 31, 2011. At December 31, 2012, the Company's ratio of non-performing loans to total gross loans was 1.62% compared to 2.93% reported at December 31, 2011. Non-performing loans and OREO represented 37.1% of shareholders' equity as of December 31, 2012, as compared to 67.3% of shareholders' equity as of December 31, 2011. The decrease in non-performing loans and OREO as a percentage of shareholders' equity was driven primarily by $8.3 million of charge-offs, the liquidation of several problem credits and the sale of OREO properties. Though non-performing loans as a percentage of shareholders' equity decreased, the percentage remains elevated and further deterioration in economic conditions could lead to additional increases in impaired loans.

Changes in Non-performing Loans

The following table presents the changes in non-performing loans for the years ended December 31, 2012 and 2011:

	Year ended December 31,	
(in thousands)	**2012**	**2011**
Balance at beginning of period	$ 19,918	$ 28,266
Newly placed on non-accrual	11,061	14,779
Loans past due 90 days or more and still accruing	53	5
Transferred to OREO	(1,586)	(3,995)
Returning to performing status	(405)	(2,991)
Additional charge-offs	(8,273)	(6,648)
Loan payments	(4,223)	(9,497)
Loans sold	(6,836)	-
Balance at end of period	$ 9,709	$ 19,918

Reclassifications of performing loans to non-accrual during 2012 included one large commercial loan in the amount of $4.3 million. A substantial portion of this loan, which is secured by commercial real estate, is guaranteed by a U.S. governmental agency. At December 31, 2012, a specific reserve of $37 thousand has been allocated to this credit in the ALLL.

In addition to this credit, two credits that were placed on non-accrual status prior to 2012, constituted approximately 57% of non-performing loans at December 31, 2012. The two credits are:

- $1.6 million – This credit represents a commercial loan secured by a residential real estate property. This credit was paid down to $603 thousand as of December 31, 2012. Additionally, $2 thousand of the allowance for loan and lease losses is allocated to this credit.

- $1.4 million – This credit represents a residential mortgage loan and home equity loan secured by a personal residence. The outstanding balance of this credit, which is also a TDR, was $624 thousand at December 31, 2012. This credit has been performing according to the modified terms of the loan agreement. At December 31, 2012 management had specifically allocated $22 thousand of the allowance for loan and lease losses to this credit.

In addition to the non-performing loans identified in the table above, the Bank had potential problem loans consisting of substandard and accruing loans in the amount of $33.4 million at December 31, 2012. The volume of potential problem loans decreased $16.8 million or 33.5% from $50.2 million at December 31, 2011.

In the fourth quarter of 2012, the Company sold three nonperforming loans totaling $6.8 million to a third party. No gain or loss was recognized upon the sale.

The Company has historically participated in loans with other financial institutions, the majority of which have been loans originated by financial institutions located in the Company's general market area. For the past eight years, the Company has participated in seven (7) commercial real estate loans with a financial institution that was headquartered in Minneapolis, Minnesota. The majority of these loans were for out of market commercial real estate projects. Two (2) projects were located in Pennsylvania, one (1) project was located in New York and the remaining four (4) projects were located in Florida. The Company's original aggregate commitment for these various loans totaled approximately $34.0 million. Two of these loans, one local Pennsylvania project and the New York project, were paid in full prior to 2011. During 2011, the two Florida credits rated "substandard" were paid off and one of the Florida properties held in OREO was sold. The outstanding balance of the two remaining loans, one Florida property held in OREO and the Pennsylvania credit rated "substandard," had an aggregate balance of $4.6 million at December 31, 2012. The Florida credit has been written down to the current fair value of the property and the Pennsylvania credit is currently performing.

The following table outlines accruing loan delinquencies and non-accrual loans as a percentage of gross loans at December 31, 2012, 2011 and 2010:

Accruing Loan Delinquencies and Non-accrual Loans

	December 31,		
(in thousands)	**2012**	**2011**	**2010**
Accruing:			
30-59 days	0.44%	0.83%	0.52%
60-89 days	0.06%	0.27%	0.16%
90+ days	0.01%	0.00%	0.01%
Non-accrual	1.61%	2.93%	3.74%
Total Delinquencies	2.13%	4.03%	4.43%

Total delinquencies, as a percent of gross loans, improved substantially in 2012 and was primarily due to the sale of several non-performing loans, the transfers of loans to OREO and more rigorous collection and work-out efforts directed at non-performing loans. Delinquencies for accruing loans improved $4.4 million, or 58.7%, from $7.5 million at December 31, 2011 to $3.1 million at December 31, 2012, primarily due to decreases in residential and commercial real estate loans that were 30 – 89 days past due. In its evaluation of the ALLL, management considers a variety of qualitative factors including changes in the volume and severity of delinquencies.

The Company continues to acknowledge some weakness in local real estate markets and the local economy in general. In addition, the unemployment rate for the Scranton-Wilkes-Barre metropolitan area, the Company's predominant market area, reached 9.5% in December 2012, the highest rate among Pennsylvania's 14 metropolitan areas. The Company tries to mitigate these factors by emphasizing strict underwriting standards.

At December 31, 2012, there were 22 properties in OREO with an aggregate balance of $4.0 million, compared to 28 properties with an aggregate balance of $7.0 million at December 31, 2011. At December 31, 2012, five properties held in OREO represented approximately 61% of the total. Additionally, $2.6 million, or 65%, of OREO is located in the Pocono Mountains within the Company's primary market area. Property values in this area have been severely affected by the weakened economic environment. At December 31,

2012, there were three properties totaling $331 thousand or 8.3% or OREO that were located outside the Company's general market area.

The Company actively markets OREO properties for sale through a variety of channels including internal marketing and the use of outside brokers/realtors. The carrying value of OREO is generally calculated at an amount not greater than 90% of the most recent fair market appraised value. A 10% factor is generally used to estimate costs to sell, which is based on typical cost factors, such as 6% broker commission, 1% transfer taxes, and 3% various other miscellaneous costs associated with the sales process. This fair value is updated on an annual basis or more frequently if new valuation information is available. Further deterioration in the real estate market could result in additional losses on these properties.

The Company foreclosed on nine properties with an aggregate carrying value of $1.6 million during the twelve months ended December 31, 2012. There were 15 properties with an aggregate carrying value of $3.1 million that were sold in 2012. In addition there were three partial sales that occurred during 2012 that totaled $0.2 million. Pursuant to new valuation information received during the year, there were subsequent write-downs of properties totaling $1.2 million.

The following schedule presents the activity in OREO:

Changes in OREO

	For the Years Ended December 31,		
(in thousands)	2012	2011	2010
Balance, beginning of year	$ 6,958	$ 9,633	$ 11,184
Additions	1,586	3,995	9,928
Write-downs	(1,206)	(2,318)	(5,906)
Carrying value of OREO sold	(3,355)	(4,352)	(5,573)
Balance, end of year	$ 3,983	$ 6,958	$ 9,633

The following schedule presents a distribution of OREO for the periods presented:

Distribution of OREO

	December 31,				
(in thousands)	2012	2011	2010	2009	2008
Land / Lots	$ 2,929	$ 4,443	$ 8,357	$ 5,887	$ 2,308
Commercial Real Estate	1,054	1,695	1,086	4,852	-
Residential Real Estate	-	820	190	445	-
Total Other Real Estate Owned	$ 3,983	$ 6,958	$ 9,633	$ 11,184	$ 2,308

The expenses related to maintaining OREO, including the subsequent write-downs of the properties related to declines in value since foreclosure amounted to $2.0 million, $3.7 million, and $7.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Allowance for Loan and Lease Losses

The ALLL represents management's estimate of probable loan losses inherent in the loan portfolio. The ALLL is analyzed in accordance with GAAP and is maintained at a level that is based on management's evaluation of the adequacy of the ALLL in relation to the risks inherent in the loan portfolio.

As part of its evaluation management considers qualitative and environmental factors including but not limited to:

- Changes in national, local, and business economic conditions and developments, including the condition of various market segments;
- Changes in the nature and volume of the Company's loan portfolio;
- Changes in the Company's lending policies and procedures, including underwriting standards, collection, charge-off and recovery practices and results;
- Changes in the experience, ability and depth of the Company's management and staff;
- Changes in the quality of the Company's loan review system and the degree of oversight by the Company's Board of Directors;
- Changes in the trend of the volume and severity of past due and classified loans, including trends in the volume of non-accrual

loans, troubled debt restructurings and other loan modifications;

- The existence and effect of any concentrations of credit and changes in the level of such concentrations;
- The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company's current loan portfolio; and
- Analysis of our customers' credit quality, including knowledge of their operating environment and financial condition.

Evaluations are intrinsically subjective, as the results are estimated based on management knowledge and experience and are subject to interpretation and modification as information becomes available or as future events occur. Management monitors the loan portfolio on an ongoing basis with emphasis on weakness in both the real estate market and economy in general and its effect on repayment. Adjustments to the ALLL are made based on management's assessment of the factors noted above.

For purposes of its analysis, all loan relationships with an aggregate balance greater than $100 thousand that are rated substandard and non-accrual, identified as doubtful or loss, and all TDRs are considered impaired and are analyzed individually to determine the amount of impairment. Circumstances such as construction delays, declining real estate values, and the inability of the borrowers to make scheduled payments have resulted in these loan relationships being classified as impaired. The Company utilizes the fair value of collateral method for collateral-dependent loans and TDRs for which repayment depends on the sale of collateral. For non-collateral dependent loans and TDRs, the Company measures impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate. With regard to collateral-dependent loans, appraisals are received at least annually to ensure that impairment measurements reflect current market conditions. Should a current appraisal not be available at the time of impairment analysis, other valuation sources including current letters of intent, broker price opinions or executed agreements of sale may be used. Only downward adjustments are made based on these supporting values. Included in all impairment calculations is a cost to sell adjustment of approximately 10%, which is based on typical cost factors, including a 6% broker commission, 1% transfer taxes and 3% various other miscellaneous costs associated with the sales process. Sales costs are periodically revised based on actual experience. The ALLL analysis is adjusted for subsequent events that may arise after the end of the reporting period but before the financial reports are filed.

The Company's ALLL consists of both specific and general components. At December 31, 2012, the ALLL that related to impaired loans that are individually evaluated for impairment, the guidance for which is provided by ASC 310 "*Impairment of a Loan*" ("ASC 310"), was $310 thousand, or 1.7%, of the total ALLL. A general allocation of $18.2 million was calculated for loans analyzed collectively under ASC 450 "*Contingencies*" ("ASC 450"), which represented 98.3% of the total ALLL of $18.5 million. The ratio of the ALLL to total loans at December 31, 2012 and December 31, 2011 was 3.10% and 3.07%, respectively, based on total loans of $597.8 million and $679.5 million, respectively.

The following table presents an allocation of the ALLL and percent of loans in each category as of December 31:

Allocation of the Allowance for Loan Losses

	December 31,									
	2012		2011		2010		2009		2008	
(in thousands)	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans	Allowance	Percentage of Loans in Each Category to Total Loans
Residential Real Estate	$ 1,764	15.09%	$ 1,823	11.78%	$ 2,176	11.60%	$ 696	10.49%	$ 259	15.47%
Commercial Real Estate (1)	8,062	38.78%	11,151	37.75%	9,640	33.82%	8,397	34.20%	-	45.68%
Construction, Land Acquisition and Development (2)	2,162	5.44%	2,590	4.92%	4,170	10.21%	6,285	10.47%	-	0.00%
Commercial & Industrial	4,167	18.41%	3,292	25.64%	4,850	26.08%	4,507	23.40%	7,462	22.90%
Consumer	1,708	18.37%	1,526	16.45%	1,173	14.63%	1,980	17.53%	481	12.38%
State & Political	673	3.91%	452	3.46%	566	3.66%	593	3.91%	52	3.57%
Total	$ 18,536	100.00%	$ 20,834	100.00%	$ 22,575	100.00%	$ 22,458	100.00%	$ 8,254	100.00%

(1) Prior to December 31, 2009, the commercial real estate allowance for loan and lease losses was combined with commercial and industrial loans.

(2) Prior to December 31, 2009, the construction, land acquisition and development allowance for loan and lease losses was combined with commercial real estate loans.

The following table presents a reconciliation of the ALLL and an illustration of charge-offs and recoveries by major loan category for each of the last five years:

Reconciliation of the ALLL

	Year Ended December 31,				
(in thousands)	2012	2011	2010	2009	2008
Balance, January 1,	$ 20,834	$ 22,575	$ 22,458	$ 8,254	$ 7,569
Charge-Offs:					
Residential Real Estate	683	1,273	221	307	51
Commercial Real Estate	3,298	2,395	5,049	24,980	262
Construction, Land Acquisition and Development	258	1,857	12,893	-	-
Commercial & Industrial	3,389	416	6,883	2,247	466
Consumer	673	739	736	483	548
State & Political Subdivision	-	-	-	-	-
Total Charge-offs	8,301	6,680	25,782	28,017	1,327
Recoveries of Charged-off Loans:					
Residential Real Estate	35	57	32	-	-
Commercial Real Estate	1,035	93	152	33	17
Construction, Land Acquisition & Development	265	2,188	303	-	-
Commercial & Industrial	265	1,852	151	22	6
Consumer	338	226	220	77	185
State & Political Subdivision	-	-	-	-	-
Total Recoveries	1,938	4,416	858	132	208
Net Charge-offs (1)	6,363	2,264	24,924	27,885	1,119
Provision for loan and lease losses	4,065	523	25,041	42,089	1,804
Balance, December 31	$ 18,536	$ 20,834	$ 22,575	$ 22,458	$ 8,254
Ratios:					
Net Charge-Offs as a percentage of average loans outstanding	0.97%	0.31%	2.84%	2.87%	0.12%
Allowance for loan and lease losses as a percentage of gross loans outstanding at end of period	3.10%	3.07%	2.98%	2.40%	0.86%

(1) Prior to December 31, 2009, the charge-offs and recoveries for construction, land acquisition and development allowance for loan and lease losses were combined with commercial real estate loans.

The ALLL equaled $18.5 million at December 31, 2012, a decrease of $2.3 million from $20.8 million at December 31, 2011, as net charge-offs of $6.4 million exceeded the provision for loan and lease losses of $4.0 million. The net decrease of $2.3 million was due mainly to the decrease in total loans and problem loans in 2012 as compared to 2011.

Net charge-offs increased $4.1 million to $6.4 million in 2012 from $2.3 million in 2011. The increase was primarily attributable to one commercial and industrial loan that was charged-off in the amount of $3.2 million. All other charge-off and recovery activity was consistent with the normal course of business. Management is actively pursuing work out and collection efforts to collect on these loans.

Funding Sources

The Company utilizes traditional deposit products, such as demand, savings, negotiable order of withdrawal ("NOW"), money market, and time as its primary funding sources to support the earning asset base and future growth. Other sources, such as short-term FHLB advances, federal funds purchased, brokered time deposits and long-term FHLB borrowings may be utilized as necessary to support the asset growth and employ asset/liability management strategies. The average balance of interest-bearing liabilities decreased by $147.5 million, or 15.2%, to $822.2 million during 2012 from $969.6 million during 2011. The rate paid on interest-bearing liabilities decreased 31 basis points to 1.12% in 2012 from 1.43% in 2011.

Deposits

Average interest-bearing deposits decreased $108.3 million, or 12.6%, during 2012 compared to 2011. Although the Company experienced decreases in all major interest-bearing deposits categories, the most significant declines were in other time deposits with balances less than $100 thousand and interest-bearing demand deposits. During 2012, other time deposits averaged $191.5 million, a decrease of $60.6 million, or 24.0%, compared to $252.1 million during 2011. Average interest-bearing demand deposits, which include interest-bearing checking accounts, NOW accounts and money market accounts, decreased $35.3 million, or 10.5%, to $299.9 million in 2012 from $335.2 million in 2011. Time deposits over $100 thousand and savings deposits decreased $10.8 million and $1.7 million, respectively, comparing the years ended December 31, 2012 and 2011. The majority of the decrease in time deposits was attributable to a related party withdrawing $40.6 million to pay off its cash-collateralized solid waste landfill loans.

The rate paid on average interest-bearing deposits decreased 30 basis points to 0.72% in 2012 from 1.02% in 2011. The decrease in the rate on interest-bearing deposits was driven primarily by pricing decreases from money markets and time deposits, which are sensitive to interest rate changes. The Company elected to allow higher cost time deposits to mature and chose to be more conservative in setting rates on new deposits and renewals. The pricing decreases for these products resulted from the Company's implementation of competitive rates. The rate paid on average interest-bearing demand deposits decreased 25 basis points to 0.23% in 2012 from 0.48% during 2011. The rate paid on time deposits over $100 thousand decreased 34 basis points to 0.87%, while the rate paid on other time deposits decreased 26 basis points to 1.59% during 2012. The rate paid for savings deposits decreased to 0.18% in 2012 from 0.32% in 2011. The decrease in average interest-bearing deposits was partially offset by a $20.5 million increase in non-interest-bearing demand deposits.

The average amount of, and the rate paid on, the major classifications of deposits is summarized for the periods indicated in the following table:

Deposit Distribution

	Year Ended December 31,					
	2012		2011		2010	
(in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing deposits:						
Interest-bearing demand	$ 299,938	0.23%	$ 335,201	0.48%	$ 353,579	0.97%
Savings	87,818	0.18%	89,494	0.32%	93,598	0.54%
Time	361,818	1.25%	433,227	1.58%	508,660	2.01%
Total interest-bearing deposits	749,574	0.72%	857,922	1.02%	955,837	1.48%
Non-interest-bearing deposits	128,254		107,763		82,400	
Total deposits	$ 877,828		$ 965,685		$ 1,038,237	

The following table presents the maturity distribution of time deposits of $100,000 or more at December 31, 2012 and 2011:

Maturity Distribution of Time Deposits Greater Than $100,000

	December 31,	
(in thousands)	2012	2011
3 months or less	$ 25,656	$ 95,635
Over 3 through 6 months	22,379	13,455
Over 6 though 12 months	37,065	33,058
Over 12 months	59,744	57,642
Total	$ 144,844	$ 199,790

Borrowings

The following table presents the maximum amount of the Company's short-term borrowings that were outstanding at any month end during the years ended December 31, 2012, 2011 and 2010:

Short-term Borrowings Outstanding

(in thousands)	For the Years Ended December 31, 2012	2011	2010
Federal funds purchased	$ -	$ -	$ -
FHLB advances	-	40,000	-
FRB discount window borrowings	-	-	-
Total	$ -	$ 40,000	$ -

The Company did not have any outstanding short term borrowings at December 31, 2012, 2011, or 2010, respectively.

Average long-term debt decreased by $39.1 million, or 35.0%, to $72.6 million in 2012 from $111.7 million in 2011 which was due to the maturity and repayments of several FHLB advances. The average rate paid for long term debt in 2012 was 5.28%, an increase from 4.57% in 2011. The increase in rate on the long term debt is due primarily to its subordinated debentures comprising a higher percentage of total average long term debt in 2012 than in 2011. For further discussion of the Company's borrowings, see Note 11- "Borrowed Funds" to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

The average balance of junior subordinated debentures, a component of long-term debt, was $10.3 million for 2012 and 2011. The interest rate on these debentures, resets quarterly at a spread of 1.67% above the current 3-month Libor rate. The average rate paid for junior subordinated debentures in 2012 was 2.18%, compared to 2.00% in 2011.

Short-term borrowings consist of Federal funds purchased which generally represent overnight borrowing transactions. The Company did not have a Federal funds line of credit as of December 31, 2012 and 2011. Long-term debt, which is comprised primarily of FHLB advances, is collateralized by the FHLB stock owned by the Company, certain mortgage-backed securities and a blanket lien on its residential and commercial real estate mortgage loans.

The maximum amount of borrowings outstanding at any month end during the years ended December 31, 2012 and 2011 were $82.3 million and $127.7 million, respectively. Federal funds purchased represent overnight borrowings providing for the short-term funding requirements of the Company's banking subsidiary and generally mature within one business day of the transaction. Federal Reserve Discount Window borrowings also represent overnight funding to meet the short-term liquidity requirements of the Bank and are fully collateralized with investment securities. The Company did not utilize short-term FHLB advances or borrowings from the Discount Window in 2012. During 2011 the average outstanding balance for short-term FHLB advances amounted to $6.6 million and the weighted average rate paid in 2011 was 0.53%.

Liquidity

The term liquidity refers to the ability of the Company to generate sufficient amounts of cash to meet its cash flow needs. Liquidity is required to fulfill the borrowing needs of the Company's credit customers and the withdrawal and maturity requirements of its deposit customers, as well as to meet other financial commitments. The Company's liquidity position is impacted by several factors, which include, among others, loan origination volumes, loan and investment maturity structure and cash flows, deposit demand and certificate of deposit maturity structure and retention. Management monitors the Company's liquidity position and fluctuations daily, so that the Company can adapt accordingly to market influences and balance sheet trends. Management also forecasts liquidity needs and develops strategies to ensure adequate liquidity at all times.

The Company's statements of cash flows present the change in cash and cash equivalents from operating, investing and financing activities. Cash and cash equivalents, cash and due from banks and interest-bearing deposits in other banks, are the Company's most liquid assets. At December 31, 2012, cash and cash equivalents totaled $115.3 million, a decrease of $53.3 million compared to $168.6 million at December 31, 2011. Cash flows from financing and operating activities used $132.2 million and $11.0 million, respectively, in cash and cash equivalents in 2012. These outflows were only partially offset by net cash inflows from investing activities of $89.9 million.

The $132.1 million in cash flows used by financing activities reflected the $102.5 million decrease in total deposits. Total time deposits decreased $90.3 million, while demand, interest-bearing demand and savings accounts in aggregate declined $12.2 million. In addition the Company repaid $29.7 million of FHLB advances.

With regard to operating activities, the net cash and cash equivalents of $11.01 million used by operating activities primarily pertained to the net loss of $13.7 million, adjusted for the effects of noncash transaction such as depreciation and the provision for loan and lease losses.

Investing activities primarily include transactions related to the Company's lending activities and securities portfolio. The net cash flows of $89.9 million provided by investing activities were largely attributable to the proceeds from maturities, calls and principal payments of investment securities totaling $79.3 million, partially offset by $63.3 million in purchases of investment securities, and a net decrease in loans to customers totaling $67.7 million.

Core deposits, which represent the Company's primary source of liquidity, averaged $688.4 million in 2012, a decrease of $55.8 million, or 7.5%, compared to $744.2 million in 2011. Core deposits are comprised of total deposit liabilities less: brokered deposits, deposits generated through the Certificate of Deposit Account Registry Service ("CDARs") and all certificates of deposit accounts with balances greater than $100 thousand.

The Company has other potential sources of liquidity including the ability to borrow on credit lines established at the Federal Home Loan Bank of Pittsburgh and access to the Federal Reserve Discount Window. In addition, the Company has the ability to solicit deposits, primarily certificates of deposit, through QwikRate, a non-brokered marketplace for funding and investing. The Company had $74.1 million and $39.0 million in certificates originated through QwikRate at December 31, 2012 and 2011, respectively.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows:

(in thousands)	2012	2011
Commitments to extend credit	$ 166,722	$ 138,715
Standby letters of credit	35,277	36,286

Capital

A strong capital base is essential to the continued growth and profitability of the Company and is therefore a management priority. The Company's principal capital planning goals are to provide an adequate return to shareholders while retaining a sufficient base from which to provide for future growth, while at the same time complying with all regulatory standards. As more fully described in Note 17, "Regulatory Matters" to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help assure the safety and soundness of financial institutions.

The following schedules present information regarding the Company's risk-based capital at December 31, 2012, 2011, and 2010 and selected other capital ratios:

Capital Analysis

	December 31,		
(in thousands)	**2012**	**2011**	**2010**
Company			
Tier I Capital:			
Total Tier I Capital	$ 39,587	$ 53,059	$ 53,297
Tier II Capital:			
Subordinated notes	19,796	25,000	25,000
Allowable portion of allowance for loan losses	8,452	9,823	11,201
Total Tier II Capital	28,248	34,823	36,201
Total Risk-Based Capital	67,835	87,882	89,498
Total Risk Weighted Assets	$ 665,323	$ 774,452	$ 883,887
Bank			
Tier I Capital:			
Total Tier I Capital	$ 69,963	$ 80,976	$ 75,659
Tier II Capital:			
Allowable portion of allowance for loan losses	8,447	9,819	11,197
Total Tier II Capital	8,447	9,819	11,197
Total Risk-Based Capital	78,410	90,795	86,856
Total Risk Weighted Assets	$ 664,914	$ 774,097	$ 883,535

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 67,835	10.20%	$ 53,226	>8.00%	N/A	N/A
Bank	$ 78,410	11.79%	$ 53,193	>8.00%	$ 66,491	>10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Company	$ 39,587	5.95%	$ 26,613	>4.00%	N/A	N/A
Bank	$ 69,963	10.52%	$ 26,597	>4.00%	$ 39,895	>6.00%
Tier I Capital						
(to Average Assets)						
Company	$ 39,587	4.07%	$ 38,879	>4.00%	N/A	N/A
Bank	$ 69,963	7.20%	$ 38,865	>4.00%	$ 48,581	>5.00%

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 87,882	11.35%	$ 61,956	>8.00%	N/A	N/A
Bank	$ 90,795	11.73%	$ 61,928	>8.00%	$ 77,410	>10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Company	$ 53,059	6.85%	$ 30,978	>4.00%	N/A	N/A
Bank	$ 80,976	10.46%	$ 30,964	>4.00%	$ 46,446	>6.00%
Tier I Capital						
(to Average Assets)						
Company	$ 53,059	4.72%	$ 44,992	>4.00%	N/A	N/A
Bank	$ 80,976	7.20%	$ 44,978	>4.00%	$ 56,227	>5.00%

In 2012, the Company's total regulatory capital decreased $20.0 million, primarily as a result of the $13.7 million net loss. Also affecting total regulatory capital were reductions in the allowable portions of subordinated notes and the allowance for loan and lease losses of $5.2 million and $1.4 million, respectively. As of December 31, 2012, there were 33,542,831 common shares available for future sale or share dividends. The number of shareholders of record at December 31, 2012 was 1,920. Quarterly market highs and lows, dividends paid and known market makers are highlighted in Part I, Item 5 of this report. Refer to Note 17, "Regulatory Matters," to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion of our capital requirements and dividend limitations. As a result of the Order, the Bank is required to achieve a total risk-based capital ratio of 13% and Tier I capital to average assets ratio of 9% by November 30, 2010. As of December 31, 2012, the Bank has not yet achieved these ratios. Furthermore, pursuant to the Order and the Agreement, the Bank and the Company are currently prohibited from declaring or paying any dividends without prior regulatory approval.

Additionally, the Company has available 20,000,000 authorized shares of preferred stock. There were no preferred shares issued and outstanding at December 31, 2012 and 2011.

During 1999, the Company implemented a Dividend Reinvestment Plan ("DRIP") which permits participants to automatically reinvest cash dividends on all of their shares and to make voluntary cash contributions under terms of the plan. Under the DRIP, participants purchase, at a 10% discount to the 10-day trading average, common shares that are either newly-issued by the Company or acquired by the plan administrator in the open market or privately.

The Company's operation of the DRIP Plan was suspended in 2011. New capital generated from shares issued under the DRIP totaled $29 thousand and $528 thousand during the years ended December 31, 2011 and 2010, respectively. There was no new capital issued under the DRIP in 2012.

The Board of Directors (the "Board") on February 26, 2010 voted to suspend payment of the Company's quarterly dividend indefinitely in an effort to conserve capital. The Board recognizes the importance of preserving cash and, given the challenging economic conditions that continue to impact the health and stability of many businesses within the region we serve, believes dividends should not be paid from current and anticipated earnings to prudently fund operations. Additionally, as a result of the Order and the Agreement, the Company is prohibited from paying dividends without the prior approval of the OCC and the Reserve Bank.

Off-Balance Sheet Arrangements

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with U.S. GAAP, are not recorded in our consolidated financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions may be used for general corporate purposes or for customer needs. Corporate purpose transactions would be used to help manage credit, interest rate and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding.

For the year ended December 31, 2012, the Company did not engage in any off-balance sheet transactions that would have or would be reasonably likely to have a material effect on its consolidated financial condition. For a further discussion of the Company's off-balance sheet arrangements, refer to Note 15, "Commitments, Contingencies, and Concentrations" to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Contractual Obligations

The following table details the Company's contractual obligations and commercial commitments as of December 31, 2012. Payments due by period in the following table are based on final maturity dates without consideration of early redemption.

Contraction Obligations and Commercial Commitments

	Payments Due by Period				
(in thousands)	**Total**	**Less Than one Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Federal Home Loan Bank advances	$ 18,593	$ 11,119	$ 5,000	$ -	$ 2,474
Subordinated debentures	25,000	-	5,000	10,000	10,000
Junior subordinated debt	10,310	-	-	-	10,310
Operating lease obligations	2,175	620	729	285	541
Total contractual cash obligations	$ 56,078	$ 11,739	$ 10,729	$ 10,285	$ 23,325

	Amount of Commitment Expirations by Period				
(in thousands)	**Total Amounts Commited**	**Less Than one Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Commitments to extend credit	$ 166,722	$ 149,096	$ 5,234	$ 1,998	$ 10,394
Standby letters of credit	35,277	27,521	7,442	-	314
Total	$ 201,999	$ 176,617	$ 12,676	$ 1,998	$ 10,708

The Company's Treasury unit proactively monitors the level of unused commitments against the Company's available sources of liquidity from its investment portfolio, from deposit gathering activities as well as available unused borrowing capacity from the FHLB and the Federal Reserve. The Treasury unit regularly reports the results of its actions to two of our management committees, the Asset/Liability Committee and the Senior Management Committee.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Asset and Liability Management

The major objectives of the Company's asset and liability management are to:

(1) Manage exposure to changes in the interest rate environment by limiting the changes in net interest margin to an acceptable level within a reasonable range of interest rates;
(2) Ensure adequate liquidity and funding;
(3) Maintain a strong capital base; and
(4) Maximize net interest income opportunities.

The Company manages these objectives through its Asset and Liability Management Committee ("ALCO") and its Rate and Investment Committee, which consist of the members of senior management and certain members of the finance department. Members of the committees meet regularly to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. Items that are considered in asset and liability management include balance sheet forecasts, liquidity, the economic environment, the anticipated direction of interest rates and the Company's earnings sensitivity to changes in these rates.

Interest Rate Sensitivity

Market risk is the risk to earnings and/or financial position resulting from adverse changes in market rates or prices, such as interest rates, foreign exchange rates or equity prices. The Company's exposure to market risk is primarily interest rate risk associated with our lending, investing and deposit gathering activities. Changes in interest rates affect earnings by changing net interest income and the level of other interest-sensitive income and operating expenses. In addition, variations in interest rates affect the underlying economic value of our assets, liabilities and off-balance sheet items. The Company analyzes its interest rate sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and simulation modeling. Interest rate risk arises from mismatches in the re-pricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences. A positive gap results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities within a given time period. A negative gap results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets. A positive gap implies that net interest income will be impacted favorably if interest rates rise and adversely if interest rates fall. A negative gap implies an inverse correlation between net interest income and interest rate changes.

While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap report has some limitations and does not present a complete picture of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. For example, non-maturity deposits are assigned a re-pricing interval based on internal assumptions. Management can influence the actual re-pricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

Because of the limitations of the gap reports, the Company uses simulation modeling to project future net interest income streams incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products under a variety of interest rate scenarios.

Interest Rate Gap

The following schedule illustrates the Company's interest rate gap position as of December 31, 2012 which measures sensitivity to interest rate fluctuations for certain interest sensitivity periods:

Interest Rate Sensitivity

	December 31, 2012						
(in thousands)	1 to 90 Days	91 to 180 Days	181 to 365 Days	1 to 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Interest-bearing deposits in other banks	$ 93,561	$ -	$ -	$ -	$ -	$ -	$ 93,561
Performing loans, gross	299,666	20,543	40,139	182,076	45,699	-	588,123
Loans held for sale	-	-	-	-	1,615	-	1,615
Securities - taxable	3,778	3,197	5,451	37,813	43,456	10,149	103,844
Securities - tax free	140	760	290	12,595	69,930		83,715
Total securities	3,918	3,957	5,741	50,408	113,386	10,149	187,559
Total earning assets	397,145	24,500	45,880	232,484	160,700	10,149	870,858
Non-earning assets	-	-	-	-	-	115,952	115,952
Allowance for loan and lease losses	-	-	-	-	-	(18,536)	(18,536)
Total assets	$ 397,145	$ 24,500	$ 45,880	$ 232,484	$ 160,700	$ 107,565	$ 968,274
Interest-bearing demand deposits	$ 321,863	$ -	$ -	$ -	$ -	$ -	$ 321,863
Savings deposits	81,770	706	625	-	-	-	83,101
Time deposits ($100,000 and over)	28,252	22,275	37,064	57,150	103	-	144,844
Other time deposits	36,140	28,793	36,011	71,386	999	-	173,329
Total interest-bearing deposits	468,025	51,774	73,700	128,536	1,102	-	723,137
FHLB advances	6,204	86	5,175	6,527	601	-	18,593
Subordinated debentures	-	-	-	15,000	10,000	-	25,000
Junior subordinated debt	10,310	-	-	-	-	-	10,310
Total borrowed funds	16,514	86	5,175	21,527	10,601	-	53,903
Total interest-bearing liabilities	484,539	51,860	78,875	150,063	11,703	-	777,040
Demand deposits	-	-	-	-	-	131,476	131,476
Other liabilities	-	-	-	-	-	22,833	22,833
Shareholders' equity	-	-	-	-	-	36,925	36,925
Total liabilities and shareholders' equity	$ 484,539	$ 51,860	$ 78,875	$ 150,063	$ 11,703	$ 191,234	$ 968,274
INTEREST RATE SENSITIVITY GAP	$ (87,394)	$ (27,360)	$ (32,995)	$ 82,421	$ 148,997		
CUMULATIVE GAP	$ (87,394)	$ (114,754)	$ (147,749)	$ (65,328)	$ 83,669		

The Company's interest sensitivity was essentially negative at December 31, 2012. Rate-sensitive liabilities re-pricing within a one-year time horizon exceeded rate sensitive assets re-pricing within the same timeframe by $147.7 million. A negative gap implies that net interest income will react inversely to increases in interest rates.

Earnings at risk and economic value at risk simulations

The Company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond static gap analysis. Although it will continue to measure its static gap position, the Company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. ALCO is responsible for focusing on "earnings at risk" and "economic value at risk," and how both relate to the risk-based capital position when analyzing interest rate risk.

Earnings at Risk

Earnings-at-risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities re-price equally and simultaneously with market rates (i.e., savings rate). ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in the interest rate simulation model.

Economic Value at Risk

Earnings-at-risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the Company's existing assets and liabilities. ALCO examines this ratio regularly utilizing a rate shock of +/- 200 basis points in the interest rate simulation model. Management recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of a 200 basis point upward or downward movement in interest rates on net interest income and the change in economic value. This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2012 remained constant. The impact of the rate movements were developed by simulating the effect of rates changing over a twelve-month period from the December 31, 2012 levels.

	RATES + 200	RATES – 200
Earnings at risk:		
Percent change in net interest income	5.26%	(7.69)%
Economic value at risk:		
Percent change in economic value of equity	(5.70)%	13.05%

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
First National Community Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of First National Community Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Community Bancorp, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As explained in Note 17, the Company's subsidiary bank (the "Bank") is under a Consent Order from the Office of the Comptroller of the Currency whereby the Bank is required to achieve and maintain certain minimum regulatory capital ratios.

/s/ McGladrey LLP

New Haven, Connecticut
March 28, 2013

FIRST NATIONAL COMMUNITY BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share data)	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 21,710	$ 18,956
Interest-bearing deposits in other banks	93,561	149,690
Total cash and cash equivalents	115,271	168,646
Securities:		
Available-for-sale, at fair value	185,361	185,475
Held-to-maturity, at amortized cost (fair value $2,483 and $2,245)	2,198	2,094
Stock in Federal Home Loan Bank of Pittsburgh, at cost	5,957	8,399
Loans held for sale	1,615	94
Loans, net of allowance for loan and lease losses of $18,536 and $20,834	579,396	659,044
Bank premises and equipment, net	18,937	18,846
Accrued interest receivable	2,199	2,552
Refundable federal income taxes	11,637	11,612
Intangible assets	632	797
Bank-owned life insurance	27,461	26,769
Other real estate owned	3,983	6,958
Other assets	13,627	11,353
Total Assets	$ 968,274	$ 1,102,639
Liabilities		
Deposits:		
Demand	$ 131,476	$ 124,733
Interest-bearing demand	321,863	336,182
Savings	83,101	87,712
Time ($100,000 and over)	144,844	199,790
Other time	173,329	208,719
Total deposits	854,613	957,136
Borrowed funds:		
FHLB advances	18,593	48,261
Subordinated debentures	25,000	25,000
Junior subordinated debentures	10,310	10,310
Total borrowed funds	53,903	83,571
Accrued interest payable	6,427	4,301
Other liabilities	16,406	17,706
Total liabilities	931,349	1,062,714
Shareholders' Equity		
Preferred Shares ($1.25 par)		
Authorized: 20,000,000 shares as of December 31, 2012 and 2011		
Issued and outstanding: 0 shares as of December 31, 2012 and 2011	-	-
Common Shares ($1.25 par)		
Authorized: 50,000,000 shares as of December 31, 2012 and 2011		
Issued and outstanding: 16,457,169 shares as of December 31, 2012 and 16,442,119 as of December 2011	20,571	20,552
Additional paid-in capital	61,584	61,557
Accumulated deficit	(51,928)	(38,217)
Accumulated other comprehensive income (loss):		
Unrealized holding gain on available-for-sale securities, net of taxes	6,698	497
Unrealized non-credit holding loss on OTTI available-for-sale securities, net of taxes	-	(4,464)
Total accumulated other comprehensive income (loss), net of taxes	6,698	(3,967)
Total shareholders' equity	36,925	39,925
Total Liabilities and Shareholders' Equity	$ 968,274	$ 1,102,639

The accompanying notes to consolidated financial statements are an integral part of these statements.

FIRST NATIONAL COMMUNITY BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)	Year Ended December 31, 2012	2011	2010
Interest income			
Interest and fees on loans	$ 29,588	$ 34,467	$ 44,380
Interest and dividends on securities			
U.S. Treasury and government agencies	1,352	2,852	4,223
State and political subdivisions, tax-free	3,931	5,093	5,590
State and political subdivisions, taxable	482	112	58
Other securities	1,484	234	1,059
Total interest and dividends on securities	7,249	8,291	10,930
Interest on interest-bearing deposits and federal funds sold	190	178	161
Total interest income	37,027	42,936	55,471
Interest expense			
Deposits			
Interest-bearing demand	699	1,615	3,442
Savings	161	287	502
Time ($100,000 and over)	1,476	2,193	3,416
Other time	3,048	4,664	6,832
Total interest on deposits	5,384	8,759	14,192
Interest on borrowed funds			
Interest on FHLB advances	1,322	2,621	5,208
Interest on subordinated debentures	2,288	2,281	2,257
Interest on junior subordinated debentures	224	206	210
Interest on other debt	-	-	1
Total interest on borrowed funds	3,834	5,108	7,676
Total interest expense	9,218	13,867	21,868
Net interest income before provision for loan and lease losses	27,809	29,069	33,603
Provision for loan and lease losses	4,065	523	25,041
Net interest income after provision for loan and lease losses	23,744	28,546	8,562
Non-interest income			
Deposit service charges	2,985	3,105	3,274
Net (loss) gain on the sale of securities	(1,712)	5,114	(1,714)
Gross other-than-temporary-impairment (losses) gains	(96)	751	(805)
Portion of (gain) loss recognized in OCI (before taxes)	-	(1,549)	(3,466)
Other-than-temporary-impairment losses recognized in earnings	(96)	(798)	(4,271)
Net gain on the sale of loans held for sale	859	755	1,198
Net gain on the sale of other real estate owned	305	2,528	403
Net gain (loss) on the sale of other assets	-	20	(60)
Loan related fees	514	673	1,009
Income from bank owned life insurance	692	787	740
Other	736	765	703
Total non-interest income	4,283	12,949	1,282
Non-interest expense			
Salaries and employee benefits	14,702	14,117	13,077
Occupancy expense	2,225	2,508	3,228
Equipment expense	1,723	1,654	1,763
Advertising expense	614	629	712
Data processing expense	2,141	2,036	2,023
FDIC assessment	2,216	2,657	2,828
Bank shares tax	882	1,103	1,020
Expense of other real estate owned	2,027	3,720	7,521
Provision (credit) for off-balance sheet commitments	358	(423)	(678)
Legal expense	4,233	2,716	1,075
Professional fees	4,385	5,413	2,066
Insurance expense	896	685	362
Loan collection expenses	765	780	647
Other operating expenses	4,571	4,235	5,920
Total non-interest expense	41,738	41,830	41,564
Loss before income taxes	(13,711)	(335)	(31,720)
Provision for income taxes	-	-	-
Net loss	$ (13,711)	$ (335)	$ (31,720)
Loss Per Share			
Basic	$ (0.83)	$ (0.02)	$ (1.94)
Diluted	$ (0.83)	$ (0.02)	$ (1.94)
Cash Dividends Declared Per Common Share	$ -	$ -	$ -
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:			
Basic	16,442,160	16,439,508	16,354,245
Diluted	16,442,160	16,439,508	16,354,245

The accompanying notes to consolidated financial statements are an integral part of these statements.

FIRST NATIONAL COMMUNITY BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,		
(in thousands)	**2012**	**2011**	**2010**
Net loss	$ (13,711)	$ (335)	$ (31,720)
Other Comprehensive income:			
Unrealized gains (losses) on securities available for sale	14,351	15,050	(11,729)
Taxes	(4,880)	(5,117)	3,988
Net of tax amount	9,471	9,933	(7,741)
Non-credit related gains on OTTI securities not expected to be sold	-	1,655	5,991
Taxes	-	(563)	(2,037)
Net of tax amount	-	1,092	3,954
Reclassification adjustment for losses (gains) included in net loss	1,808	(4,316)	5,985
Taxes	(614)	1,467	(2,035)
Net of tax amount	1,194	(2,849)	3,950
Total other comprehensive income	10,665	8,176	163
Comprehensive (loss) income	$ (3,046)	$ 7,841	$ (31,557)

The accompanying note to consolidated financial statements are an integral part of these financial statements

FIRST NATIONAL COMMUNITY BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2012, 2011 and 2010

(in thousands, except share data)	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balances, December 31, 2009	16,289,970	$ 20,362	$ 61,190	$ (6,162)	$ (12,306)	$ 63,084
Net loss for the year	-	-	-	(31,720)		(31,720)
Other comprehensive income, net of tax of $84	-	-	-	-	163	163
Proceeds from issuance of common shares through dividend reinvestment plan	143,050	179	349	-	-	528
Balances, December 31, 2010	16,433,020	20,541	61,539	(37,882)	(12,143)	32,055
Net loss for the year	-	-	-	(335)	-	(335)
Other comprehensive income, net of tax of $4,213	-	-	-	-	8,176	8,176
Proceeds from issuance of common shares through dividend reinvestment plan	9,099	11	18		-	29
Balances, December 31, 2011	16,442,119	20,552	61,557	(38,217)	(3,967)	39,925
Net loss for the year	-	-	-	(13,711)	-	(13,711)
Other comprehensive income, net of tax of $5,494	-	-	-	-	10,665	10,665
Stock-based compensation	15,050	19	27	-	-	46
Balances, December 31, 2012	16,457,169	$ 20,571	$ 61,584	$ (51,928)	$ 6,698	$ 36,925

The accompanying notes to consolidated financial statements are an integral part of these statements.

FIRST NATIONAL COMMUNITY BANCORP, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended December, 2012	2011	2010
Cash Flows from Operating activities:			
Net loss	$ (13,711)	$ (335)	$ (31,720)
Adjustments to Reconcile Net Loss to Net Cash (Used) Provided by Operating Activities:			
Investment securities accretion, net	(1,628)	(1,293)	(2,365)
Equity in trust	(7)	(4)	(6)
Depreciation and amortization	1,249	1,338	1,601
Provision for loan and lease losses	4,065	523	25,041
Provision (credit) for off balance sheet commitments	358	(423)	(678)
Provision for deferred taxes	-	-	3,512
Stock-based compensation expense	46	-	-
(Gain) loss on sale of investment securities	1,712	(5,114)	1,714
Other-than temporary impairment losses	96	798	4,271
Gain on the sale of loans held for sale	(859)	(755)	(1,198)
(Gain) loss on disposition of premises and equipment and other assets	142	(20)	60
Gain on the sale of other real estate owned	(305)	(2,528)	(403)
Write-down of other real estate owned	1,206	2,318	5,906
Write-down of premises and equipment	-	-	1,196
Income from bank owned life insurance	(692)	(787)	(740)
Proceeds from the sale of loans held for sale	27,017	28,573	44,837
Funds used to originate loans held for sale	(27,679)	(26,638)	(46,754)
Decrease in interest receivable	353	567	1,126
(Increase) decrease in refundable federal income taxes	(25)	797	(187)
(Increase) decrease in prepaid expenses and other assets	(4,520)	4,170	(1,129)
Increase (decrease) in interest payable	2,126	1,538	(117)
Increase in accrued expenses and other liabilities	12	569	1,825
Total adjustments	2,667	3,629	37,512
Net Cash (Used) Provided by Operating Activities	(11,044)	3,294	5,792
Cash Flows from Investing Activities:			
Maturities, calls and principal payments of investment securities available-for-sale	33,170	29,449	51,145
Sales of securities available-for-sale	46,099	122,640	36,619
Purchases of securities available-for-sale	(63,279)	(63,409)	(89,442)
Purchases of Federal Reserve Bank stock	(90)	-	(336)
Redemption of Federal Home Loan Bank of Pittsburgh stock	2,442	1,912	543
Payment of liability for securities purchased not settled	(5,120)	-	-
Net decrease in loans to customers	67,743	73,540	111,010
Proceeds from the sale of non-performing loans	6,836	-	-
Proceeds from the sale of indirect loans	-	-	36,501
Proceeds from the sale of other real estate owned	3,660	6,880	5,996
Purchases of property and equipment	(1,601)	(893)	(1,239)
Proceeds from the sale of property and equipment	-	32	59
Net Cash Provided by Investing Activities	89,860	170,151	150,856
Cash Flows from Financing Activities:			
Net (decrease) increase in demand deposits, interest-bearing demand and savingsaccounts	(12,187)	16,190	7,981
Net decrease in time deposits	(90,336)	(41,490)	(97,153)
Proceeds from issuance of subordinated debentures	-	-	1,900
Proceeds from FHLB advances	-	60,000	27,000
Repayment of FHLB advances	(29,668)	(113,626)	(108,943)
Proceeds from (repayment of) other borrowed funds	-	(407)	180
Proceeds from issuance of common shares, net of share issuance costs	-	29	528
Net Cash Used by Financing Activities	(132,191)	(79,304)	(168,507)
Net (Decrease) Increase in Cash and Cash Equivalents	(53,375)	94,141	(11,859)
Cash & Cash Equivalents at Beginning of Year	168,646	74,505	86,364
Cash & Cash Equivalents at End of Year	$ 115,271	$ 168,646	$ 74,505
Supplemental Cash Flow Information			
Cash paid (received) during the period for:			
Interest	$ 7,092	$ 12,329	$ 21,985
Income taxes	-	(800)	(3,324)
Other transactions:			
Securities purchased but not settled	-	5,120	-
Principal balance of loans transferred to OREO	1,586	3,995	9,928
Transfer from loans held for sale to loans	-	(1,289)	-
Transfer from loans held for sale to other assets	-	698	749

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Organization

First National Community Bancorp, Inc., is a registered bank holding company under the Bank Holding Company Act of 1956. It was incorporated under the laws of the Commonwealth of Pennsylvania in 1997. It is the parent company of First National Community Bank (the "Bank") and the Bank's wholly owned subsidiaries FNCB Realty Company, Inc., FNCB Realty Company I, LLC, and FNCB Realty Company II, LLC. Unless the context otherwise requires, the term "Company" is used to refer to First National Community Bancorp, Inc., and its subsidiaries. In certain circumstances, however, the term "Company" refers to First National Community Bancorp, Inc., itself.

The Bank provides customary retail services to individuals and businesses through its twenty-one banking locations located in northeastern Pennsylvania.

FNCB Realty Company, Inc., FNCB Realty Company I, LLC, and FNCB Realty Company II, LLC were formed to hold real estate and/or operate businesses acquired in exchange for debt settlement or foreclosure.

During December 2006 the Bank created First National Community Statutory Trust I ("Issuing Trust") which is wholly owned by the Company. The Issuing Trust was formed to provide an additional funding source for the Company through the issuance of pooled trust preferred securities. The Company has adopted Accounting Standards Codification 810-10, Consolidation, for the issuing trust. Accordingly, this trust has not been consolidated with the accounts of the Company, because the Company is not the primary beneficiary of the trust.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company include the accounts of First National Community Bancorp, Inc., the Bank, and the Bank's wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting and reporting policies of the Company conform to accounting principles general accepted in the United States of America ("GAAP") and general practices within the financial services industry.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates. Material estimates that are particularly susceptible to change are the allowance for loan and lease losses, investment security valuations, the evaluation of investment securities and other real estate owned for impairment, and the evaluation of deferred income taxes.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Securities

The Company classifies investment securities as either held-to-maturity or available-for-sale at the time of purchase. Investment securities that are classified as held-to-maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Investment securities that are classified as available-for-sale are carried at fair value with unrealized gains and losses recognized as a component of shareholders' equity in accumulated other comprehensive income. Gains and losses on sales of investment securities are recognized using the specific identification method on a trade date basis. Interest income on investments includes amortization of premiums and accretion of discounts. Realized gains and losses are derived based on the amortized cost of the security sold.

Quarterly, the Company evaluates its investment securities classified as held-to-maturity or available-for-sale for other-than-temporary-impairment ("OTTI"). Unrealized losses on securities are considered to be other-than-temporarily- impaired when the Company believes the security's impairment is due to factors that could include the issuer's inability to pay interest or dividends, the issuer's potential for default, and/or other factors. Based on current authoritative guidance, when a held-to-maturity or available-for-sale debt security is assessed for OTTI, the Company must first consider (a) whether management intends to sell the security and (b) whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an OTTI loss is recognized in the statement of operations equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but the Company does not expect to recover the entire amortized cost basis, an OTTI loss has occurred that must be separated into two categories: (a) the amount related to credit loss and (b) the amount related to other factors (such as market risk). In assessing the level of OTTI attributable to credit loss, the Company compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total OTTI related to credit loss is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as estimated based on cash flow projections discounted at the applicable original yield of the security, and is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total OTTI loss is presented in the statement of operations less the portion recognized in other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

For equity securities, the entire decline in the value that is considered other-than-temporary is recognized in earnings.

Investments in the Federal Reserve Bank and Federal Home Loan Bank stock have limited marketability, are carried at cost and are evaluated for impairment based on the Company's determination of the ultimate recoverability of the par value of the stock. The investment in the Federal Reserve Bank stock is included in other assets.

Loans and Loan Fees

Loans receivable, other than loans held for sale, are stated at the principal outstanding, net of unamortized loan fees and costs, partial charge-offs and the allowance for loan and lease losses. Interest income on all loans is recognized using the effective interest method. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the life of the related loans except for residential mortgage loans, where the timing and amount of prepayments can be reasonably estimated. For these mortgage loans, the net deferred fees or costs are amortized over an estimated average life of five years. Amortization of deferred loan fees or costs is discontinued when a loan is placed on non-accrual status.

Loans are placed on non-accrual status when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is fully secured and in the process of collection, or when management becomes aware of facts or circumstances that the loan would default before 90 days. The Company determines delinquency status based on the number of days since the date of the borrower's last required contractual loan payment. When the interest accrual is discontinued, the balance of any previously accrued but unpaid interest is reversed and charged against interest income. Any cash payments subsequently received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess amount is treated as a recovery of lost interest. A non-accrual loan is returned to accrual status when the loan is current as to principal and interest payments, is performing according to contractual terms for six consecutive months and future payments are reasonably assured.

In underwriting a loan secured by real property (unless exempt based on legal requirements), the Company requires an appraisal of the property by an independent licensed appraiser approved by the Bank's Board of Directors. The appraisal is either reviewed internally or by an independent third party hired by the Bank. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan.

Troubled Debt Restructurings

A troubled debt restructuring ("TDR") is a loan for which the Company, for legal or economic reasons related to a debtor's financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Such concessions granted generally involve a reduction of the stated interest rate, an extension of a loan's maturity date, or payment modifications. Non-accrual TDRs are returned to accrual status if principal and interest payments, under the modified terms, are brought current, are performing under the modified terms for six consecutive months and future payments are reasonably assured.

Loan Impairment

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the note and loan agreement. For purposes of the Company's analysis, TDRs, loans rated substandard and on non-accrual status and loans that are identified as doubtful or loss are considered impaired. Impaired loans are analyzed individually for impairment. The Company generally utilizes the fair value of collateral method for collateral dependent loans. A loan is considered to be collateral dependent when repayment of the loan is expected to be provided through the liquidation of the collateral held. For impaired loans that are secured by real estate, external appraisals are obtained annually, or more frequently as warranted, to ascertain a fair value so that the impairment analysis can be updated. Should a current appraisal not be available at the time of impairment analysis, other sources of valuation such as current letters of intent, broker price opinions or executed agreements of sale may be used. For non-collateral dependent impaired loans and TDRs, the Company measures impairment based on the present value of expected future cash flows, discounted at the loan's original effective interest rate.

Generally all loans with balances of $100 thousand or less are considered within homogeneous pools and are not individually evaluated for impairment. However, individual loans with balances of $100 thousand or less are individually evaluated for impairment if that loan is part of a larger impaired loan relationship or the loan is considered a TDR.

Impaired loans or portions thereof are charged-off upon determination that all or a portion of the loan balance is uncollectible and exceeds the fair value of the collateral. A loan is considered uncollectible when the borrower is delinquent with respect to principal or interest repayment and it is unlikely that the borrower will have the ability to pay the debt in a timely manner, collateral value is insufficient to cover the outstanding indebtedness and the guarantors (if applicable) do not provide adequate support for the loan.

Allowance for Loan and Lease Losses

Management continually evaluates the credit quality of the Company's loan portfolio, and performs a formal review of the adequacy of the allowance for loan and lease losses ("ALLL") on a quarterly basis. Management establishes the ALLL through provisions for loan losses charged to earnings and maintains the ALLL at a level it considers adequate to absorb probable losses inherent in the loan portfolio as of the evaluation date. Loans, or portions of loans, determined by management to be uncollectable are charged off against the ALLL, while recoveries of amounts previously charged off are credited to the ALLL.

Determining the amount of the ALLL is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and qualitative factors, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Various banking regulators, as an integral part of their examinations of the Company, also review the ALLL. Such regulators may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the ALLL. Additionally, the ALLL is determined, in part, by the composition and size of the loan portfolio.

The ALLL consists of two components, a specific component and a general component. The specific component relates to loans that are classified as impaired. For such loans an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted by qualitative factors. The general reserve component of the ALLL is based on pools of unimpaired loans segregated by loan segment and risk rating categories of "Pass", "Special Mention" or "Substandard and Accruing." Historical loss factors and various qualitative factors are applied based on the risk profile in each risk rating category to determine the appropriate reserve related to those loans. As previously mentioned, substandard loans on nonaccrual status are included in impaired loans.

When establishing the ALLL, management categorizes loans into segments generally based on the nature of the collateral and basis of repayment. These risk characteristics of the Company's loan segments are as follows:

Construction, Land Acquisition and Development Loans - These loans consist of loans secured by real estate, with the purpose of constructing one-to-four family homes, residential developments and various commercial properties including, shopping centers, office complexes and single-purpose, owner-occupied structures. Additionally, loans in this category include loans for land acquisition, secured by raw land. The Bank's construction program offers either short-term, interest-only loans that require the borrower to pay interest only during the construction phase with a balloon payment of the principal outstanding at the end of the construction period or interest only during construction with a conversion to amortizing principal and interest when the construction is complete. Loans for undeveloped real estate are subject to a loan-to-value ratio not to exceed 65%. Construction loans are treated similarly to the developed real estate loans and are generally subject to an 80% loan to value ratio based upon an "as-completed" appraised value. Construction loans generally yield a higher interest rate than other mortgage loans but also carry more risk.

Commercial Real Estate Loans - These loans represent the largest portion of the Bank's total loan portfolio and loans in this portfolio generally carry larger loan balances. The commercial real estate mortgage loan portfolio is secured by a broad range of real estate, including but not limited to, office complexes, shopping centers, hotels, warehouses, gas stations/ convenience markets, residential care facilities, nursing care facilities, restaurants and multifamily housing. The Bank's commercial real estate portfolio consists of owner-occupied properties and non-owner-occupied properties and includes the personal guarantees of the principals where deemed necessary. The Bank offers various rates and terms for commercial mortgage loans secured by real estate. The interest rates associated with these types of loans are primarily priced as adjustable-rate loans with re-pricing dates extending three through seven years or floating-rate loans that adjust to a spread over the National Prime Rate ("NPR") index. Loan pricing for most floating-rate commercial mortgage loans generally has a minimum interest rate. The terms for commercial real estate loans typically do not exceed 20 years. Commercial real estate mortgage loans are originated under a comprehensive lending policy. In particular, these types of loans are subject to specific loan-to-value guidelines prior to the time of closing. The policy limits for developed real estate loans are subject to a maximum loan-to-value ratio of 80%. Commercial mortgage loans must also meet specific criteria that include the capacity, capital, credit worthiness and cash flow of the borrower and the project being financed. In order to make a decision on whether or not to make a commercial mortgage loan, the borrower(s) and guarantor(s) must provide the Bank with historical and current financial data. The Bank performs a review of the cash flow analysis of the borrower(s), guarantor(s) and the project. The Bank also considers the borrower's expertise, credit history, net worth and the value of the underlying property. The Bank generally requires that borrowers for loans secured by real estate maintain a debt service coverage ratio of at least 1.20 times.

Commercial and Industrial Loans - The Bank offers commercial loans to individuals and businesses located in its primary market area. The commercial loan portfolio includes lines of credit, dealer floor plan lines, equipment loans, vehicle loans, improvement loans and term loans. These loans are primarily secured by vehicles, machinery and equipment, inventory, accounts receivable, marketable securities, deposit accounts and real estate. The Bank offers various rates and terms for commercial loans. These loans also normally require the personal guarantee of the principals where deemed necessary. Most lines of credit are primarily issued for one year time periods and are renewable annually thereafter at the discretion of the Bank. Most other commercial loans range in terms from one to seven years. The interest rates associated with these types of loans are primarily underwritten as fixed rate loans based upon the term of the loan or floating rate loans that adjust to a spread over the NPR index. Loan pricing for most floating rate commercial loans generally have a minimum interest rate floor. The interest rate for most lines of credit is issued on a floating rate basis. Finally, loans secured by deposit accounts are primarily underwritten at a spread over the interest rate of the deposit instrument used as collateral for the loan.

State and Political Subdivision Loans - The Bank originates general obligation notes and tax anticipation loans to state and political subdivisions, which are primarily municipalities in the Bank's market area.

Residential Real Estate Loans - The Bank offers fixed and variable rate one-to-four-family residential loans. Residential first lien mortgages are generally subject to an 80% loan to value ratio based on the appraised value of the property. The Bank will generally require the mortgagee to purchase Private Mortgage Insurance ("PMI") if the amount of the loan exceeds the 80% loan to value ratio. The interest rates for the variable rate loans are adjusted to a percentage above the one year treasury rate. The Bank may sell loans and retain servicing when warranted by market conditions. The Bank also offers a rate lock to customers that allow the borrowers to lock in their interest rates at the time of application as well as at time of commitment. Residential mortgage loans are generally smaller in size and are considered homogeneous as they exhibit similar characteristics.

Consumer Loans - Include both secured and unsecured installment loans, personal lines of credit and overdraft protection loans. The Bank is also in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. The Bank offers home equity loans and home equity lines of credit with a maximum combined loan-to-value ratio of 90% based on the appraised value of the property. Home equity loans have fixed rates of interest and carry terms up to 15 years. Home equity lines of credit have adjustable interest rates and are based upon the prime interest rate. Consumer loans are generally smaller in size and exhibit homogeneous characteristics.

Liability for Off-Balance-Sheet Credit-Related Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments include commitments to extend credit, unused portions of lines of credit, including revolving home equity lines of credit, and letters of credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual notional amount of these instruments. The Company uses the same credit policies in making these commitments as it does for on-balance-sheet instruments. In order to provide for probable losses inherent in these instruments, the Company records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheet, with the offsetting expense recorded in other operating expenses in the consolidated statements of operations.

Mortgage Banking Activities

Mortgage loans originated by the Bank and intended for sale are carried at the lower of aggregate cost or fair value determined on an individual loan basis. Net unrealized losses are recorded as a valuation allowance and charged to earnings. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold and include the value assigned to the rights to service the loan. Gains on the sales of loans for the years ended December 31, 2012, 2011 and 2010 were $0.9 million, $0.8 million and $1.2 million, respectively. Loans held for sale are generally sold with loan servicing rights retained by the Company. At December 31, 2012 and 2011, loans held for sale amounted to $1.6 million and $94 thousand, respectively.

Servicing

Servicing assets are reported in other assets and amortized in proportion to and over the period during which estimated servicing income will be received. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and represents servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds.

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans originated by the Bank, a portion of the cost of originating the loan is allocated to the servicing retained right based on fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternately, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are amortized into interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Bank later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income. Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Other Real Estate Owned

Other real estate owned ("OREO") consists of property acquired by foreclosure, abandonment or conveyance of deed in-lieu of foreclosure of a loan and is held for sale. OREO is initially recorded at fair value less costs to sell, which establishes a new cost basis. OREO is subsequently carried on the consolidated statement of financial condition at the lower of cost or the estimated fair value of the real estate less expected costs to sell at the reporting date. Any loss upon reclassification from loans to OREO is recognized as a charge to the ALLL. Any subsequent decline in the value, prior to disposal of the property, is charged to operations. Valuations are determined on an individual asset basis through external appraisals, current letters of intent, broker price opinions or executed agreements of sale. Costs relating to the development and improvement of the OREO properties may be capitalized, while holding period costs are charged to expense as incurred.

Bank Premises and Equipment

Land is stated at cost. Bank premises, equipment and leasehold improvements are stated at cost less accumulated depreciation. Costs for routine maintenance and repair are expensed as incurred, while significant expenditures for improvements are capitalized. Depreciation expense is computed generally using the straight-line method over the following ranges of estimated useful lives, or in the case of leasehold improvements, to the expected terms of the leases, if shorter.

Buildings and improvements	10 to 40 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 to 30 years

Intangible Assets

Intangible assets consist entirely of a core deposit intangible which arose in connection with the acquisition of the Bank's Honesdale branch. The core deposit intangible is amortized over an estimated useful life of 10 years.

Long-lived Assets

Intangible assets and bank premises and equipment are reviewed by management at least annually for potential impairment and whenever events or circumstances indicate that carrying amounts may not be recoverable.

Income Taxes

The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized.

The Company files a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the Company as if it would have filed on a separate return basis.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company determined that it had no liabilities for uncertain tax positions at December 31, 2012 and 2011.

Interest and penalties related to income taxes, if any, are presented within non-interest expense.

Earnings per Share

Earnings per share is calculated on the basis of the weighted-average number of common shares outstanding during the year. Basic earnings per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if outstanding stock options were exercised and converted into common stock. The dilutive effect of stock options is calculated using the treasury stock method.

Stock-Based Compensation

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. All options are charged against income at their fair value. The entire expense of the award is recognized over the vesting period. Shares of stock granted are recorded at the fair value of the shares at the grant date, over the vesting period.

Bank-Owned Life Insurance

Bank-owned life insurance ("BOLI") represents the cash surrender value of life insurance policies on certain current and former directors and officers of the Company. The Company purchased the insurance as a future source of funding for the Company's liabilities, including the payment of employee benefits such as health care. BOLI is carried in the consolidated statements of financial condition at its cash surrender value. Increases in the cash value of the policies, as well as proceeds received, are recorded in non-interest income, and are not subject to income taxes. Under some of these policies, the beneficiaries receive a portion of the death benefit. The net present value of the future death benefits scheduled to be paid to the beneficiaries was $99 thousand and $93 thousand at December 31, 2012 and 2011, respectively, and is reflected in "Other Liabilities" on the consolidated statements of financial condition.

Fair Value Measurement

The Company uses fair value measurements to record fair value adjustments to certain financial assets and liabilities and to determine fair value disclosures. Available-for-sale securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to recognize adjustments to other assets at fair value on a nonrecurring basis, such as impaired loans, other securities, and OREO.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities: it is not a forced transaction.

Accounting standards define fair value, establish a framework for measuring fair value, establish a three-level hierarchy for disclosure of fair value measurement and provide disclosure requirements about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels of the fair value hierarchy are:

- Level 1 valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.
- Level 2 valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.
- Level 3 valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the shareholders' equity section of the statement of financial condition, such items, along with a net income (loss), are components of comprehensive income (loss).

New Authoritative Accounting Guidance

Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", an update to ASC Topic 820 - Fair Value Measurement, results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in ASU No. 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU No. 2011-04 also requires additional disclosures about fair value measurements. ASU No. 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Company adopted this new guidance for the quarter ended March 31, 2012. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements; however, the adoption did have an impact on the Company's fair value disclosures. See Note 18 for the disclosures required by the adoption of this new guidance.

ASU No. 2011-05, "Presentation of Comprehensive Income, an update to ASC Topic 220 - Comprehensive Income," was issued to improve the comparability, consistency and transparency of financial reporting. The amendment provides the entity an option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. ASU No. 2011-05 is required to be applied retrospectively and is effective for interim and annual periods beginning after December 15, 2011. The Company adopted this new guidance for the quarter ended March 31, 2012. Accordingly, the Company presents comprehensive income in a separate Statement of Comprehensive Income.

Accounting Guidance to be Adopted In Future Periods

ASU No. 2011-11, Balance Sheet (Topic 210) - "Disclosures about Offsetting Assets and Liabilities" was issued in December 2011. The objective of this update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of ASU 2011-11 on January 1, 2013 will not have an effect on the operating results or financial position of the Company.

ASU No. 2012-02 "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" was issued in July 2012. This update simplifies the guidance for testing the decline in realizable value (impairment) of indefinite-lived intangible assets other than goodwill. The amendment allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. This amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 on January 1, 2013 will not have an effect on the operating results or financial position of the Company.

ASU No. 2013-01 "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" was issued in January 2013. This update clarifies the scope of transactions that are subject to the disclosures about offsetting, specifically that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11. ASU No. 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of ASU 2013-01 on January 1, 2013 will not have an effect on the operating results or financial position of the Company.

ASU No. 2013-02 "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" was issued in February 2013. The objective of this update was to improve the transparency of reporting these reclassifications. The new amendments will require an organization to: present either on the face of the statement where income is presented or in the notes to the financial statements the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income; or cross reference to other disclosures currently required under GAAP for other reclassification items to be reclassified directly to income in their entirety in the same reporting period. The amendments apply to all public and private companies that report other comprehensive income. Public companies are required to comply with these amendments for all reporting periods, both interim and annual periods, beginning after December 15, 2012. The adoption of ASU 2013-02 on January 1, 2013 is not expected to have a material effect on the operating results or financial position of the Company.

Reclassification of Prior Year Financial Statements

Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the current year's presentation. Such reclassifications had no impact on the Company's results of operations.

Note 3. RESTRICTED CASH BALANCES

The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2012 and 2011 was $1.4 million and $1.7 million, respectively, which amount was satisfied through the restriction of vault cash and deposits maintained at the Federal Reserve Bank.

At December 31, 2011, the Bank was required to maintain a compensating balance at the Federal Home Loan Bank of Pittsburgh in the amount of $30 million to collateralize a letter of credit which the Bank had pledged to collateralize certain municipal deposits. The Bank was not required to maintain any such compensating balance at December 31, 2012.

In addition, the Bank maintains compensating balances at correspondent banks, most of which are not required, but are used to offset specific charges for services. At December 31, 2012 and 2011, the amount of these balances was $378 thousand and $775 thousand, respectively.

Note 4. SECURITIES

Securities have been classified in the consolidated financial statements according to management's intent. The amortized cost, gross unrealized gains and losses, and the fair value of the Company's securities are as follows:

	December 31, 2012			
(in thousands)	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale				
Obligations of U.S. government agencies	$ 1,821	$ 70	$ -	$ 1,891
Obligations of state and political subdivisions	95,312	8,922	733	103,501
Collateralized mortgage obligations:				
Government-sponsored agency	8,805	311	13	9,103
Residential mortgage-backed securities:				
Government-sponsored agency	67,765	1,920	229	69,456
Corporate debt securities	500	-	90	410
Equity securities	1,010	-	10	1,000
Total securities available-for-sale	$ 175,213	$ 11,223	$ 1,075	$ 185,361
Held-to-maturity				
Obligations of state and political subdivisions	$ 2,198	$ 285	$ -	$ 2,483

	December 31, 2011			
(in thousands)	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale				
Obligations of U.S. government agencies	$ 7,893	$ 155	$ -	$ 8,048
Obligations of state and political subdivisions	96,392	3,767	3,998	96,161
Collateralized mortgage obligations:				
Government-sponsored agency	8,093	380	5	8,468
Private label	36,607	13	364	36,256
Residential mortgage-backed securities:				
Government-sponsored agency	30,426	967	-	31,393
Pooled trust preferred senior class	3,833	-	2,229	1,604
Pooled trust preferred mezzanine class	6,732	-	4,535	2,197
Corporate debt securities	500	-	158	342
Equity securities	1,010	-	4	1,006
Total securities available-for-sale	$ 191,486	$ 5,282	$ 11,293	$ 185,475
Held-to-maturity				
Obligations of state and political subdivisions	$ 2,094	$ 151	$ -	$ 2,245

At December 31, 2012 and 2011, securities with a carrying amount of $185.0 million and $150.8 million, respectively, were pledged as collateral to secure public deposits.

The following table shows the approximate fair value of the Company's debt securities at December 31, 2012 using contractual maturities. Expected maturities will differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Because collateralized mortgage obligations and mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31, 2012			
	Available-for-sale		Held-to-maturity	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing in:				
One Year or Less	$ -	$ -	$ -	$ -
One Year through Five Years	1,165	1,118	-	-
After Five Years through Ten Years	29,394	31,613	2,198	2,483
After Ten Years	67,074	73,071	-	-
Collateralized mortgage obligations	8,805	9,103	-	-
Mortgage-backed securities	67,765	69,456	-	-
Total	$ 174,203	$ 184,361	$ 2,198	$ 2,483

Gross proceeds from the sale of securities for the years ended December 31, 2012, 2011 and 2010 were $46.1 million, $122.6 million and $36.6 million, respectively, with the gross realized gains being $1.4 million, $5.1 million and $1.2 million, respectively, and gross realized losses being $3.1 million, $2 thousand and $2.9 million, respectively.

The tables below indicate the length of time that individual securities held-to-maturity and available-for-sale have been in a continuous unrealized loss position at December 31, 2012 and 2011:

	December 31, 2012					
	Less than 12 Months		12 Months or Greater		Total	
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Obligations of state and political subdivisions	$ 8,649	$ 398	$ 4,139	$ 335	$ 12,788	$ 733
Collateralized mortgage obligations:						
Government-sponsored agency	1,485	13	2	-	1,487	13
Residential mortgage-backed securities:						
Government-sponsored agency	12,899	229	-	-	12,899	229
Corporate debt securities	-	-	410	90	410	90
Equity Securities	990	10	-	-	990	10
Total	$ 24,023	$ 650	$ 4,551	$ 425	$ 28,574	$ 1,075

	December 31, 2011					
	Less than 12 Months		12 Months or Greater		Total	
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Obligations of state and political subdivisions	$ 11,129	$ 241	$ 25,910	$ 3,757	$ 37,039	$ 3,998
Collateralized mortgage obligations:						
Government-sponsored agency	1,028	5	-	-	1,028	5
Private label	30,459	364	-	-	30,459	364
Pooled Trust Preferred Senior Class	-	-	1,604	2,229	1,604	2,229
Pooled Trust Preferred Mezzanine Class	-	-	2,197	4,535	2,197	4,535
Corporate debt securities	-	-	342	158	342	158
Equity Securities	996	4	-	-	996	4
Total	$ 43,612	$ 614	$ 30,053	$ 10,679	$ 73,665	$ 11,293

The majority of the Company's securities portfolio is comprised of obligations of states and political subdivisions, residential mortgage-backed securities and collateralized mortgage obligations. The Company held 47 securities that were in an unrealized loss position at December 31, 2012. Substantially all of the unrealized losses relate to debt securities.

In determining whether unrealized losses are other-than-temporary, management considers the following factors:

- The causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility;
- The severity and duration of the decline;
- The Company's ability and intent to hold the security to allow for recovery in fair value, as well as the likelihood of such a recovery in the near term;
- The Company's intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

Management performed a review of the fair values of all securities at December 31, 2012 and determined that movements in the values of the securities were consistent with the change in market interest rates. As a result of its review and considering the attributes of these debt securities, the Company concluded that OTTI did not exist at December 31, 2012. To date, the Company has received all scheduled principal and interest payments and expects to fully collect all future contractual principal and interest payments. The Company does not intend to sell the securities nor is it more likely than not that the Company will be required to sell the securities.

Management does not believe that any individual unrealized loss at December 31, 2012 represents OTTI. The unrealized losses reported for residential mortgage-backed securities and collateralized mortgage obligations relate entirely to securities issued by GNMA, FHLMC and FNMA that are currently rated AAA by Moody's Investor Services or Aaa by Standard & Poor's and are guaranteed by the U.S. government. The obligations of states and political subdivisions are comprised entirely of general-purpose debt obligations. The majority of these obligations have a credit quality rating of A or better and are secured by the unlimited taxing power of issuer. In addition, the Company utilized a third party to perform an independent credit analysis of its state and political subdivision bonds that were either nonrated or had a rating below A. There were two obligations of states and political subdivisions that were either nonrated or had a rating below A. According to this analysis, these two bonds were considered investment grade.

OTTI of Pooled Trust Preferred Collateralized Debt Obligations ("PreTSLs"):

At December 31, 2011, the Company's PreTSLs were comprised of four securities that were collateralized by debt issued by bank holding companies and insurance companies. The Company divested its holdings of PreTSLs during 2012 and held no such securities at December 31, 2012. At December 31, 2011, the PreTSLs, which had an aggregate amortized cost of $10.6 million and an estimated fair value of $3.8 million, had depreciated 81.7% and 64.0% from their current face values and amortized cost, respectively. The Company held one senior tranche and three mezzanine tranches. All of the securities possessed credit ratings below investment grade. At the time of initial issue, no more than 5% of any pooled security consisted of a security issued by any one institution. As of December 31, 2011, three of these securities had no excess subordination and one had excess subordination equal to 12.09% of the current performing collateral. Excess subordination is the amount by which the underlying performing collateral exceeds the outstanding bonds in the current class plus all senior classes. It can also be referred to as credit enhancement. As deferrals and defaults of underlying issuers occur, the excess subordination is reduced or eliminated, increasing the risk of the security experiencing principal or interest shortfalls. Conversely, subordination can be increased as collateral transitions from non-performing to performing. The coverage ratio, or overcollateralization, of a specific security measures the rate of performing collateral to a given class of notes. It is calculated by dividing the performing collateral in a transaction by the current balance of the class of notes plus all classes senior to that class. At June 30, 2012, the Company had determined that the estimate of projected discounted cash flows it expected to receive on its PreTSLs was less than the securities' carrying value, and as a result an additional credit-related impairment charge to earnings of $96 thousand was recorded, which was the total of such impairment charge recorded in 2012.

During the fourth quarter of 2012, the market for these securities began to improve as some of the bank holding companies and insurance companies that had previously deferred payments had cured. As a result, the Company's unrealized loss position related to these securities improved. In an effort to reduce balance sheet risk and the levels of classified assets, management decided to sell all four PreTSLs in the Company's portfolio. The Company realized gross gains of $848 thousand on the sale of PreTSLs IX and XI and gross losses of $3.0 million on the sale of PreTSLs XIX and XXVI. The $6.8 million that was identified as the non-credit portion of OTTI recorded for PreTSLs in prior years was included in the determination of net income and was reversed from accumulated other comprehensive income.

The table below provides a cumulative roll forward of OTTI credit losses recognized:

(in thousands)	2012	2011	2010
Beginning Balance, January 1	$ 8,619	$ 22,598	$ 20,649
Credit losses on debt securities for which OTTI was not previously recognized	-	-	-
Additional credit losses on debt securities for which OTTI was previously recognized	96	798	4,271
Less: Sale of Private Label CMOs for which OTTI was previously recognized	-	-	(2,322)
Less: Sale of PreTSLs for which OTTI was previously recognized	(8,715)	(14,777)	-
Ending Balance, December 31	$ -	$ 8,619	$ 22,598

Investments in FHLB and FRB stock, which have limited marketability, are carried at cost and totaled $7.3 million and $9.7 million at December 31, 2012 and 2011, respectively. Management noted no indicators of impairment for the FHLB of Pittsburgh and the FRB of Philadelphia during 2012.

Note 5. LOANS

Loans receivable, net, consists of the following at December 31, 2012 and 2011:

(in thousands)	2012	2011
Residential real estate	$ 90,228	$ 80,056
Commercial real estate	231,835	256,508
Construction, land acquisition and development	32,502	33,450
Commercial and industrial	110,073	174,233
Consumer	109,783	111,778
State and political subdivisions	23,354	23,496
Total loans, gross	597,775	679,521
Unearned discount	(103)	(159)
Net deferred loan fees and costs	260	516
Allowance for loan and lease losses	(18,536)	(20,834)
Loans, net	$ 579,396	$ 659,044

The Company has granted loans, letters of credit and lines of credit to certain executive officers and directors of the Company as well as to certain related parties of executive officers and directors. These loans, letters of credit and lines of credit were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and, when made, did not involve more than normal risk of collectability. See Note 14 to these consolidated financial statements for more information about related party transactions.

For information about credit concentrations within the Company's loan portfolio, refer to Note 15 to these consolidated statements.

The Company originates one-to-four family mortgage loans for sale in the secondary market. During the years ended December 31, 2012, 2011 and 2010, the Company sold $26.2 million, $28.1 million and $43.9 million of one-to-four family mortgages, respectively. The Company retains servicing rights on these mortgages.

The Company had $1.6 million and $94 thousand in loans held-for-sale at December 31, 2012 and 2011, respectively. All loans held for sale are one-to-four family residential mortgage loans.

During the year ended December 31, 2010, the Company sold $36.7 million in loans from its Indirect Auto Loan Portfolio. The Company retained the servicing rights to these loans. The Company did not sell any indirect auto loans in 2012 and 2011.

The Company sold three non-performing commercial real estate loans during the year ended December 31, 2012. The three loans had an aggregate recorded investment of $6.8 million at the time of sale, after charge-offs recorded. No gain or loss was recognized upon the sale of these loans.

The Company does not have any lending programs commonly referred to as subprime lending. Subprime lending generally targets borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios.

The Company provides for loan losses based on the consistent application of its documented ALLL methodology. Loan losses are charged to the ALLL and recoveries are credited to it. Additions to the ALLL are provided by charges against income based on various factors which, in our judgment, deserve current recognition of estimated probable losses. Loan losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated recoverable amount based on the methodology detailed below. The Company regularly reviews the loan portfolio and makes adjustments for loan losses in order to maintain the ALLL in accordance with GAAP. The ALLL consists primarily of the following two components:

(1) Specific allowances are established for impaired loans, which are defined by the Company as all loan relationships with an aggregate outstanding balance greater than $100 thousand that are rated substandard and on non-accrual status, rated doubtful or loss, or are considered a TDR. The amount of impairment provided for as an allowance is represented by the deficiency, if any, between the carrying value of the loan and either (a) the present value of expected future cash flows discounted at the loan's effective interest rate, (b) the loan's observable market price, or (c) the fair value of the underlying collateral, less estimated costs to sell, for collateral dependent loans. Impaired loans that have no impairment losses are not considered for general valuation allowances described below. If the Company determines that collection of the impairment amount is remote, the Company will record a charge-off.

(2) General allowances are established for loan losses on a portfolio basis for loans that do not meet the definition of impaired. The Company divides its portfolio into loan segments, with loans exhibiting similar characteristics. Loans rated special mention or substandard and accruing which are embedded in these loan segments are then separated from these loan segments. These loans are then subject to an analysis placing increased emphasis on the credit risk associated with these loans. The Company applies an estimated loss rate to each loan group. The loss rates applied are based on the Company's own historical loss experience based on the loss rate for each segment of loans with similar risk characteristics in its portfolio. In addition management evaluates and applies certain qualitative or environmental factors that are likely to cause estimated credit losses associated with the Company's existing portfolio that may differ from historical experience, which are discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the ALLL that is established, which could have a material negative effect on the Company's financial results.

Management makes adjustments for loan losses based on its evaluation of several qualitative and environmental factors, including but not limited to:

- Changes in national, local, and business economic conditions and developments, including the condition of various market segments;
- Changes in the nature and volume of the Company's loan portfolio;
- Changes in the Company's lending policies and procedures, including underwriting standards, collection, charge-off and recovery practices and results;
- Changes in the experience, ability and depth of the Company's lending management and staff;
- Changes in the quality of the Company's loan review system and the degree of oversight by the Company's Board of Directors;
- Changes in the trend of the volume and severity of past due and classified loans, including trends in the volume of non-accrual loans, troubled debt restructurings and other loan modifications;
- The existence and effect of any concentrations of credit and changes in the level of such concentrations;
- The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company's current loan portfolio; and
- Analysis of our customers' credit quality, including knowledge of their operating environment and financial condition.

Management evaluates the ALLL based on the combined total of the specific and general components. Generally, when the loan portfolio increases, absent other factors, the ALLL methodology results in a higher dollar amount of estimated probable losses. Conversely, when the loan portfolio decreases, absent other factors, the ALLL methodology results in a lower dollar amount of estimated probable losses.

Each quarter, management evaluates the ALLL and adjusts the ALLL as appropriate through a provision for loan losses. While the Company uses the best information available to make evaluations, future adjustments to the ALLL may be necessary if conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of its examination process, the Office of the Comptroller of the Currency ("OCC") periodically reviews the Company's ALLL. The OCC may require the Company to adjust the ALLL based on its analysis of information available to it at the time of its examination.

In the fourth quarter of 2012, the Company changed its loan segment structure to combine the indirect auto loans and installment/HELOC loans, which were previously considered separate classes of consumer loans. Management determined that both loan classes exhibited similar risk characteristics and therefore did not need to be separately evaluated in the ALLL calculation. In addition, the Company no longer segregates solid waste landfill loans from other commercial and industrial loans. During 2012, a significant amount of the solid waste landfill loans were paid off. The remaining balance of these loans was not material to warrant evaluation as a separate class at December 31, 2012.

The following tables present activity in the ALLL, by loan category, the amount of gross loans receivable that are evaluated individually and collectively for impairment, and the related portion of the ALLL that is allocated to each loan portfolio segment for the years ended December 31, 2012, 2011 and 2010:

Allowance for Loan and Lease Losses by Loan Category
December 31, 2012

	Real Estate						
(in thousands)	Residential Real Estate	Commercial Real Estate	Construction, Land Acquisition and Development	Commercial and Industrial	Consumer	State and Political Subdivisions	Total
Allowance for loan losses:							
Beginning Balance, January 1, 2012	$ 1,823	$ 11,151	$ 2,590	3,292	1,526	$ 452	$ 20,834
Charge-offs	(683)	(3,298)	(258)	(3,389)	(673)	-	(8,301)
Recoveries	35	1,035	265	265	338	-	1,938
Provisions	589	(826)	(435)	3,999	517	221	4,065
Ending Balance, December 31, 2012	$ 1,764	$ 8,062	$ 2,162	$ 4,167	$ 1,708	$ 673	$ 18,536
Ending balance, December 31, 2012: Individually evaluated for impairment	$ 40	$ 268	$ 2	$ -	$ -	$ -	$ 310
Ending balance, December 31, 2012: Collectively evaluated for impairment	$ 1,724	$ 7,794	$ 2,160	$ 4,167	$ 1,708	$ 673	$ 18,226
Loans receivable:							
Ending balance, December 31, 2012	$ 90,228	$ 231,835	$ 32,502	$ 110,073	$ 109,783	$ 23,354	$ 597,775
Ending balance, December 31, 2012: Individually evaluated for impairment	$ 2,773	$ 11,459	$ 993	$ -	$ -	$ -	$ 15,225
Ending balance, December 31, 2012: Collectively evaluated for impairment	$ 87,455	$ 220,376	$ 31,509	$ 110,073	$ 109,783	$ 23,354	$ 582,550

Allowance for Loan and Lease Losses by Loan Category
December 31, 2011

(in thousands)	Real Estate			Commercial and Industrial		Consumer			
	Residential Real Estate	Commercial Real Estate	Construction, Land Acquisition and Development	Solid Waste Landfills	Commercial and Industrial	Indirect Auto	Installment/ HELOC	State and Political Subdivisions	Total
Allowance for loan losses:									
Beginning Balance, January 1, 2011	$ 2,176	$ 9,640	$ 4,170	$ 11	$ 4,839	597	$ 576	$ 566	$ 22,575
Charge-offs	(1,273)	(2,395)	(1,857)	-	(416)	(530)	(209)	-	(6,680)
Recoveries	57	93	2,188	-	1,852	219	7	-	4,416
Provisions	863	3,813	(1,911)	5	(2,999)	516	350	(114)	523
Ending Balance, December 31, 2011	$ 1,823	$ 11,151	$ 2,590	$ 16	$ 3,276	$ 802	$ 724	$ 452	$ 20,834
Ending balance, December 31, 2011: individually evaluated for impairment	$ 65	$ 545	$ 91	$ -	$ -	$ -	$ -	$ -	$ 701
Ending balance, December 31, 2011: collectively evaluated for impairment	$ 1,758	$ 10,606	$ 2,499	$ 16	$ 3,276	$ 802	$ 724	$ 452	$ 20,133
Loans receivable:									
Ending balance, December 31, 2011	$ 80,056	$ 256,508	$ 33,450	$ 42,270	$ 131,963	$ 63,722	$ 48,056	$ 23,496	$ 679,521
Ending balance, December 31, 2011: individually evaluated for impairment	$ 3,615	13,012	2,979	-	4,066	-	31	-	$ 23,703
Ending balance, December 31, 2011: collectively evaluated for impairment	$ 76,441	$ 243,496	$ 30,471	$ 42,270	$ 127,897	$ 63,722	$ 48,025	$ 23,496	$ 655,818

Allowance for Loan and Lease Losses by Loan Category
December 31, 2010

(in thousands)	Real Estate			Commercial & Industrial		Consumer			
	Residential Real Estate	Commercial Real Estate	Construction, Land Acquisition and Development	Solid Waste Landfills	Other	Indirect Auto	Installment/ HELOC	State and Political Subdivisions	Total
Allowance for loan losses:									
Beginning Balance, January 1, 2010	$ 696	$ 8,397	$ 6,285	-	$ 4,507	938	$ 1,069	$ 566	$ 22,458
Charge-offs	(221)	(5,049)	(12,893)	-	(6,883)	(507)	(229)	-	(25,782)
Recoveries	32	152	303	-	151	189	31	-	858
Provisions	1,669	6,140	10,475	11	7,064	(23)	(295)	-	25,041
Ending Balance, December 31, 2010	$ 2,176	$ 9,640	$ 4,170	$ 11	$ 4,839	$ 597	$ 576	$ 566	$ 22,575
Ending balance, December 31, 2010: individually evaluated for impairment	$ 785	372	310	-	339	-	-	-	$ 1,806
Ending balance, December 31, 2010: collectively evaluated for impairment	$ 1,391	$ 9,268	$ 3,860	$ 11	$ 4,500	$ 597	$ 576	$ 566	$ 20,769
Loans receivable:									
Ending balance, December 31, 2010	$ 87,925	$ 256,327	$ 77,395	$ 52,270	$ 145,427	$ 63,509	$ 47,344	$ 27,739	$ 757,936
Ending balance, December 31, 2010: individually evaluated for impairment	$ 2,926	9,477	11,365	-	6,029	-	132	-	$ 29,929
Ending balance, December 31, 2010: collectively evaluated for impairment	$ 84,999	$ 246,850	$ 66,030	$ 52,270	$ 139,398	$ 63,509	$ 47,212	$ 27,739	$ 728,007

Credit Quality Indicators – Commercial Loans

The Company continuously monitors the credit quality of its commercial loans. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that internally assigned credit risk ratings by loan type are the key credit quality indicators that best help management monitor the credit quality of the Company's loans.

The Bank's commercial loan classification and credit grading processes are part of the lending, underwriting, and credit administration functions to ensure an ongoing assessment of credit quality. Accurate and timely loan classification or credit grading is a critical component of loan portfolio management. Loan officers are required to review their loan portfolio risk ratings regularly for accuracy. The loan review function uses the same risk rating system in the loan review process. This allows an independent third party to assess the quality of the portfolio and compare the accuracy of ratings with the loan officer's and management's assessment.

A formal loan classification and credit grading system reflects the risk of default and credit losses. A written description of the risk ratings is maintained that includes a discussion of the factors used to assign appropriate classifications of credit grades to loans. The process identifies groups of loans that warrant the special attention of management. The risk grade groupings provide a mechanism to identify risk within the loan portfolio and provide management and the Board with periodic reports by risk category. The credit risk ratings play an important role in the establishment and evaluation of the provision for loan and lease losses and the ALLL. After determining the historical loss factor which is adjusted for qualitative and environmental factors for each portfolio segment, the portfolio segment balances that have been collectively evaluated for impairment are multiplied by the general reserve loss factor for the respective portfolio segments in order to determine the general reserve. Loans that have an internal credit rating of special mention or substandard follow the same process; however, the qualitative and environmental factors are further adjusted for the increased risk.

The Company utilizes a loan rating system that assigns a degree of risk to commercial loans based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes these non-homogeneous loans individually by grading the loans as to credit risk and probability of collection for each type of loan. Commercial loans include commercial indirect auto loans which are not individually risk rated, and Construction, Land Acquisition and Development Loans include residential construction loans which are also not individually risk rated. These loans are monitored on a pool basis due to their homogeneous nature as described in "Credit Quality Indicators – Other Loans" below. The Company risk rates certain residential real estate loans and consumer loans that are part of a larger commercial relationship using its credit grading system. These loans are described in "Commercial Credit Quality Indicators." The grading system contains the following basic risk categories:

1. Minimal Risk
2. Above Average Credit Quality
3. Average Risk
4. Acceptable Risk
5. Pass - Watch
6. Special Mention
7. Substandard - Accruing
8. Substandard - Non-Accrual
9. Doubtful
10. Loss

This analysis is performed on a quarterly basis using the following definitions for risk ratings:

Pass - Assets rated 1 through 5 are considered pass ratings. These assets show no current or potential problems and are considered fully collectible. All such loans are considered collectively for ALLL calculation purposes. However, accruing TDRs that have been performing for an extended period of time, do not represent a higher risk of loss, and have been upgraded to a pass rating are evaluated individually for impairment.

Special Mention – Assets classified as special mention assets do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but do possess credit deficiencies or potential weaknesses deserving close attention. Special Mention assets have a potential weakness or pose an unwarranted financial risk which, if not corrected, could weaken the asset and increase risk in the future.

Substandard - Assets classified as substandard have well defined weaknesses based on objective evidence, and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful - Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable based on current circumstances.

Loss - Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted.

The following tables detail the recorded investment in loans receivable by loan type and credit quality indicator at December 31, 2012 and 2011:

Commercial Credit Quality Indicators
December 31, 2012

(in thousands)	Real Estate: Residential Real Estate	Real Estate: Commercial Real Estate	Real Estate: Construction, Land Acquisition and Development	Commercial and Industrial	Consumer	State and Political Subdivisions	Total
Internal Risk Rating							
Pass	$ 17,138	$ 200,147	$ 23,052	$ 93,864	$ 3,324	$ 17,580	$ 355,105
Special Mention	564	8,587	57	7,437	-	849	17,494
Substandard	2,309	23,101	7,395	3,395	143	4,925	41,268
Doubtful	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-
Total	$ 20,011	$ 231,835	$ 30,504	$ 104,696	$ 3,467	$ 23,354	$ 413,867

Commercial Credit Quality Indicators
December 31, 2011

(in thousands)	Real Estate: Residential Real Estate	Real Estate: Commercial Real Estate	Real Estate: Construction, Land Acquisition and Development	Commercial and Industrial: Solid Waste Landfills	Commercial and Industrial: Other	Consumer Installment/ HELOC	State and Political Subdivisions	Total
Internal Risk Rating								
Pass	$ 19,267	$ 198,730	$ 15,924	$ 42,270	$ 117,104	$ 2,489	$ 23,464	$ 419,248
Special Mention	313	12,908	256	-	3,690	288	-	17,455
Substandard	3,906	44,870	14,090	-	5,532	144	32	68,574
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-
Total	$ 23,486	$ 256,508	$ 30,270	$ 42,270	$ 126,326	$ 2,921	$ 23,496	$ 505,277

Credit Quality Indicators – Other Loans

Residential, consumer, and commercial indirect auto loans are monitored on a pool basis due to their homogeneous nature. Loans that are delinquent 90 days or more are placed on non-accrual status. The Company utilizes accruing vs. non-accruing status as the credit quality indicator for these loan pools. The following tables present the recorded investment in residential, consumer and indirect auto loans based on payment activity at December 31, 2012 and 2011:

Other Loans Credit Quality Indicators
December 31, 2012

(in thousands)	Accruing Loans	Non-accruing Loans	Total
Residential real estate	$ 68,446	$ 1,771	$ 70,217
Construction, land acquisition and development - residential	1,998	-	1,998
Commercial - indirect auto	5,377	-	5,377
Consumer	106,272	44	106,316
Total	$ 182,093	$ 1,815	$ 183,908

Other Loans Credit Quality Indicators
December 31, 2011

(in thousands)	Accruing Loans	Non-accruing Loans	Total
Residential real estate	$ 55,112	$ 1,458	$ 56,570
Construction, land acquisition and development - residential	3,180	-	3,180
Consumer - indirect auto	63,718	4	63,722
Commercial - indirect auto	5,637	-	5,637
Installment/HELOC	45,103	32	45,135
Total	$ 172,750	$ 1,494	$ 174,244

Included in loans receivable are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The recorded investment of these non-accrual loans was $9.7 million and $19.9 million at December 31, 2012 and 2011, respectively. Generally, loans are placed on non-accruing status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exists. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status. Loans past due ninety days or more and still accruing interest were $57 thousand and $5 thousand at December 31, 2012 and 2011, respectively, and consisted of loans that are well secured and in the process of renewal.

The following tables set forth the detail, and payment status, of past due and non-accrual loans at December 31, 2012 and 2011:

Performing and Non-Performing Loan Delinquency Status

	December 31, 2012				
	Delinquency Status				
(in thousands)	0-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	>/= 90 Days Past Due	Total
Performing (Accruing) Loans:					
Real Estate:					
Residential Real Estate	$ 86,301	$ 422	$ 31	$ 30	$ 86,784
Commercial Real Estate	226,344	194	-	-	226,538
Construction, Land Acquisition and Development	31,899	29	-	-	31,928
Total Real Estate	344,544	645	31	30	345,250
Commercial and Industrial	109,312	517	20	27	109,876
Consumer	107,821	1,489	333	-	109,643
State and Political Subdivisions	23,354	-	-	-	23,354
Total Peforming (Accruing) Loans	585,031	2,551	384	57	588,123
Non-Accrual Loans:					
Real Estate:					
Residential Real Estate	953	105	230	2,156	3,444
Commercial Real Estate	250	121	4,352	574	5,297
Construction, Land Acquisition and Development	446	-	-	128	574
Total Real Estate	1,649	226	4,582	2,858	9,315
Commercial and Industrial	61	30	11	95	197
Consumer	2	-	2	136	140
State and Political Subdivisions	-	-	-	-	-
Total Non-Accrual Loans	1,712	256	4,595	3,089	9,652
Total Loans Receivable	$ 586,743	$ 2,907	$ 4,979	$ 3,146	$ 597,775

Performing and Non-Performing Loan Delinquency Status

(in thousands)	December 31, 2011 Delinquency Status 0-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	>/= 90 Days Past Due	Total
Performing (Accruing) Loans:					
Real Estate:					
Residential Real Estate	$ 74,379	$ 1,293	$ 248	$ -	$ 75,920
Commercial Real Estate	243,873	2,381	1,235	-	247,489
Construction, Land Acquisition and Development	30,945	241	-	-	31,186
Total Real Estate	349,197	3,915	1,483	-	354,595
Commercial and Industrial:					
Solid Waste Landfills	42,270	-	-	-	42,270
Other	126,774	667	91	5	127,537
Total Commercial and Industrial	169,044	667	91	5	169,807
Consumer:					
Indirect Auto	62,753	845	120	-	63,718
Installment/HELOC	47,617	244	163	-	48,024
Total Consumer	110,370	1,089	283	-	111,742
State and Political Subdivisions	23,464	-	-	-	23,464
Total Peforming (Accruing) Loans	652,075	5,671	1,857	5	659,608
Non-Accrual Loans:					
Real Estate:					
Residential Real Estate	1,994	964	94	1,084	4,136
Commercial Real Estate	291	220	-	8,508	9,019
Construction, Land Acquisition and Development	426	-	-	1,838	2,264
Total Real Estate	2,711	1,184	94	11,430	15,419
Commercial and Industrial:					
Solid Waste Landfills	-	-	-	-	-
Other	4,114	4	126	182	4,426
Total Commercial and Industrial	4,114	4	126	182	4,426
Consumer:					
Indirect Auto	-	-	-	4	4
Installment/HELOC	-	-	-	32	32
Total Consumer	-	-	-	36	36
State and Political Subdivisions	-	-	-	32	32
Total Non-Accrual Loans	6,825	1,188	220	11,680	19,913
Total Loans Receivable	$ 658,900	$ 6,859	$ 2,077	$ 11,685	$ 679,521

Impaired Loans

The following tables provide a distribution of the recorded investment, unpaid principal balance and related allowance for the Company's impaired loans, which have been analyzed for impairment under ASC 310, at December 31, 2012 and 2011. Non-accrual loans other than TDRs, with individual balances less than $100 thousand are not evaluated individually for impairment and are accordingly not included in the following tables. However, these loans are evaluated collectively for impairment as homogenous pools in the general allowance under ASC Topic 450. Total non-accrual loans, other than TDRs, with individual balances less than $100 thousand that were evaluated under ASC Topic 450 amounted to $1.9 million at both December 31, 2012 and 2011. At December 31, 2011 the Company held an impaired loan for which 70% of the principal balance outstanding was guaranteed by the U.S. Department of

Agriculture ("USDA"). The guaranteed portion is included in the loans with no recorded allowance at December 31, 2011, as the Company believed it would be repaid in full from the USDA guarantee. This loan was sold in 2012.

	December 31, 2012		
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
With No Allowance Recorded:			
Real Estate:			
Residential Real Estate	$ 1,276	$ 1,378	$ -
Commercial Real Estate	389	665	-
Construction, Land Acquisition and Development	709	804	-
Total Real Estate Loans	2,374	2,847	-
Commercial and Industrial	-	-	-
Consumer	-	-	-
State and Political Subdivisions	-	-	-
Total Impaired Loans with No Related Allowance Recorded	2,374	2,847	-
With a Related Allowance Recorded:			
Real Estate:			
Residential Real Estate	1,498	1,512	40
Commercial Real Estate	11,069	11,069	268
Construction, Land Acquisition and Development	285	285	2
Total Real Estate Loans	12,852	12,866	310
Commercial and Industrial	-	-	-
Consumer	-	-	-
State and Political Subdivisions	-	-	-
Total Impaired Loans with a Related Allowance Recorded	12,852	12,866	310
Total of impaired loans			
Real Estate:			
Residential Real Estate	2,773	2,890	40
Commercial Real Estate	11,459	11,734	268
Construction, Land Acquisition and Development	993	1,088	2
Total Real Estate Loans	15,225	15,712	310
Commercial and Industrial	-	-	-
Consumer	-	-	-
State and Political Subdivisions	-	-	-
Total Impaired Loans	$ 15,225	$ 15,712	$ 310

(in thousands)	December 31, 2011 Recorded Investment	Unpaid Principal Balance	Related Allowance
With No Allowance Recorded:			
Real Estate:			
Residential Real Estate	$ 961	$ 1,097	$ -
Commercial Real Estate (2)	725	815	-
Construction, Land Acquisition and Development	2,058	5,387	-
Total Real Estate Loans	3,744	7,299	-
Commercial and Industrial:			
Solid Waste Landfills	-	-	-
Other	4,066	4,601	-
Total Commercial and Industrial	4,066	4,601	-
Consumer:			
Indirect Auto	-	-	-
Installment/HELOC	31	35	-
Total Consumer	31	35	-
State and Political Subdivisions	-	-	-
Total Impaired Loans with No Related Allowance Recorded	**7,841**	**11,935**	**-**
With a Related Allowance Recorded:			
Real Estate:			
Residential Real Estate	2,654	3,274	65
Commercial Real Estate	12,287	14,187	545
Construction, Land Acquisition and Development	921	984	91
Total Real Estate Loans	15,862	18,445	701
Commercial and Industrial:			
Solid Waste Landfills	-	-	-
Other	-	-	-
Total Commercial and Industrial	-	-	-
Consumer:			
Indirect Auto	-	-	-
Installment/HELOC	-	-	-
Total Consumer	-	-	-
State and Political Subdivisions	-	-	-
Total Impaired Loans with a Related Allowance Recorded	**15,862**	**18,445**	**701**
Total of impaired loans			
Real Estate:			
Residential Real Estate	3,615	4,371	65
Commercial Real Estate	13,012	15,002	545
Construction, Land Acquisition and Development	2,979	6,371	91
Total Real Estate Loans	19,606	25,744	701
Commercial and Industrial:			
Solid Waste Landfills	-	-	-
Other	4,066	4,601	-
Total Commercial and Industrial	4,066	4,601	-
Consumer:			
Indirect Auto	-	-	-
Installment/HELOC	31	35	-
Total Consumer	31	35	-
State and Political Subdivisions	-	-	-
Total Impaired Loans	**$ 23,703**	**$ 30,380**	**$ 701**

The total recorded investment in impaired loans, which consists of non-accrual loans with an aggregate loan relationship greater than $100,000 and TDRs, amounted to $15.2 million and $23.7 million at December 31, 2012 and 2011, respectively. The related allowance on impaired loans was $0.3 million and $0.7 million as of December 31, 2012 and 2011, respectively.

The following table presents the average balance and the interest income recognized on impaired loans for the years ended December 31, 2012, 2011, and 2010:

	Year Ended December 31,					
	2012		2011		2010	
(in thousands)	Average Balance	Interest Income (1)	Average Balance	Interest Income (1)	Average Balance	Interest Income (1)
Real Estate:						
Residential Real Estate	$ 3,882	$ 11	$ 2,834	$ 7	$ 2,491	$ 13
Commercial Real Estate	14,196	328	12,827	184	13,456	393
Construction, Land Acquisition & Development	2,340	37	6,445	38	21,707	53
Total Real Estate	20,418	376	22,106	229	37,654	459
Commercial and Industrial:						
Solid Waste Landfills	-	-	-	-	-	-
Other	2,521	-	4,971	9	4,081	160
Commercial and Industrial:	2,521	-	4,971	9	4,081	160
Consumer:						
Indirect Auto	-	-	-	-	85	-
Installment/HELOC	232	-	58	-	280	-
Total Consumer	232	-	58	-	365	-
State and Political Subdivisions	157	-	-	-	1,105	-
Total Impaired Loans	$ 23,328	$ 376	$ 27,135	$ 238	$ 43,205	$ 619

(1) Interest income represents income recognized on performing TDRs.

Included in total impaired loans are performing TDRs of $7.5 million and $5.7 million as of December 31, 2012 and 2011, respectively. The Bank was not committed to lend additional funds to loans classified as a TDR as of December 31, 2012.

The additional interest income that would have been earned on non-accrual and restructured loans for the years ended December 31, 2012, 2011, and 2010 had these loans performed in accordance with their original terms approximated $1.4 million, $2.2 million, and $2.9 million, respectively.

Troubled Debt Restructured Loans

TDRs at December 31, 2012 and 2011 were $8.9 million and $10.8 million, respectively. The balances at December 31, 2012 included approximately $1.4 million of TDRs in non-accrual status and $7.5 million of TDRs in accrual status compared to $5.1 million of TDRs in non-accrual status and $5.7 million of TDRs in accrual status at December 31, 2011. Approximately $257 thousand and $156 thousand in specific reserves have been established for these loans as of December 31, 2012 and 2011, respectively.

The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan, an extension of the maturity date, or a permanent reduction of the recorded investment in the loan.

The following tables show the pre- and post- modification recorded investment in loans modified as TDRs during the years ended December 31, 2012 and 2011:

(dollars in thousands)	Year Ended December 31, 2012 Number of Contracts	Year Ended December 31, 2012 Pre-Modification Outstanding Recorded Investments	Year Ended December 31, 2012 Post-Modification Outstanding Recorded Investments	Year Ended December 31, 2011 Number of Contracts	Year Ended December 31, 2011 Pre-Modification Outstanding Recorded Investments	Year Ended December 31, 2011 Post-Modification Outstanding Recorded Investments
Troubled Debt Restructuring:						
Residential Real Estate	1	$ 624	$ 624	6	$ 537	$ 417
Commercial Real Estate	3	2,428	2,428	-	-	-
Construction, Land Acquisition and Development	1	39	39	6	1,373	1,373
Commercial and Industrial	-	-	-	1	4,681	4,681
Total New Troubled Debt Restructuring	5	$ 3,091	$ 3,091	13	$ 6,591	$ 6,471

The TDRs described above increased the allowance for loan losses by $224 thousand and $95 thousand through allocation of a specific reserve for the years ended December 31, 2012 and 2011, respectively, and resulted in charge-offs of $120 thousand during the year ended December 31, 2011. There were no charge-offs that resulted from the TDRs described above during the year ended December 31, 2012.

The following table shows the types of modifications made during the years ended December 31, 2012 and 2011:

(in thousands)	Year Ended December 31, 2012 Residential Real Estate	Commercial Real Estate	Construction Land Acquisition and Development	Commercial and Industrial	Total
Type of modification					
Extension of term	$ 624	$ 432	$ 39	$ -	$ 1,095
Extension of term and rate concession		1,996	-	-	1,996
Extension of term and principal forgiveness	-	-	-	-	-
Total TDRs	$ 624	$ 2,428	$ 39	$ -	$ 3,091

(in thousands)	Year Ended December 31, 2011 Residential Real Estate	Commercial Real Estate	Construction Land Acquisition and Development	Commercial and Industrial	Total
Type of modification					
Extension of term	$ 362	$ -	$ 1,373	$ 4,681	$ 6,416
Extension of term and rate concession	-	-	-	-	-
Extension of term and principal forgiveness	55	-	-	-	55
Total TDRs	$ 417	$ -	$ 1,373	$ 4,681	$ 6,471

The following table summarizes TDRs which have re-defaulted (defined as past due 90 days) during the years ended December 31, 2012 and 2011 that were restructured within the twelve months prior to such re-default:

(dollars in thousands)	Year Ended December 31, 2012 Number of Contracts	Year Ended December 31, 2012 Recorded Investment	Year Ended December 31, 2011 Number of Contracts	Year Ended December 31, 2011 Recorded Investment
Residential real estate	2	$ 196	-	$ -
Commercial real estate	-	-	1	145
Construction, land acquisition and development	1	408		
Commercial and industrial	-	-	1	90
Total	3	$ 604	2	$ 235

Note 6. OTHER REAL ESTATE OWNED

The following schedule reflects the components of OREO at December 31, 2012 and 2011:

(in thousands)	December 31, 2012	December 31, 2011
Land / Lots	$ 2,929	$ 4,443
Commercial Real Estate	1,054	1,695
Residential Real Estate	-	820
Total Other Real Estate Owned	$ 3,983	$ 6,958

The following table reflects the activity in OREO for the years ended December 31, 2012, 2011 and 2010:

(in thousands)	For the Years Ended December 31, 2012	2011	2010
Balance, beginning of year	$ 6,958	$ 9,633	$ 11,184
Additions	1,586	3,995	9,928
Write-downs	(1,206)	(2,318)	(5,906)
Carrying value of OREO sold	(3,355)	(4,352)	(5,573)
Balance, end of year	$ 3,983	$ 6,958	$ 9,633

The following table details the components of net expense of OREO for the years ended December 31, 2012, 2011 and 2010:

(in thousands)	For the Years Ended December 31, 2012	2011	2010
Insurance	$ 65	$ 58	$ 72
Legal fees	66	235	138
Maintenance	147	63	273
Losses from the operation of foreclosed properties	24	22	685
Professional Fees	211	250	25
Real estate taxes	287	724	385
Utilities	21	48	25
Impairment charges	1,206	2,318	5,906
Other	-	2	12
Total	$ 2,027	$ 3,720	$ 7,521

Note 7. BANK PREMISES AND EQUIPMENT

The following table summarizes bank premises and equipment at December 31, 2012 and 2011:

(in thousands)	December 31, 2012	December 31, 2011
Land	$ 6,779	$ 6,779
Buildings and improvements	10,612	10,519
Furniture, fixtures and equipment	12,106	11,357
Leasehold improvements	4,689	5,169
Total	$ 34,186	$ 33,824
Less accumulated depreciation	15,249	14,978
Net	$ 18,937	$ 18,846

Depreciation and amortization expense amounted to $1.4 million, $1.3 million and $1.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Note 8. SERVICING

The Company originates one-to-four-family residential loans that it sells in the secondary market. Servicing of these loans is retained by the Company. The Company also performs servicing for a pool of automobile loans sold in 2010. Loans serviced for others are not included in the accompanying consolidated statements of financial condition, but the related servicing income and expenses are recognized in the consolidated statements of operations. The unpaid balances of mortgage and other loans serviced for others were $154.5 million, $180.0 million and $193.9 million at December 31, 2012, 2011, and 2010, respectively.

The one- to four-family residential mortgage real estate loans were underwritten to Freddie Mac guidelines and were subsequently assigned and delivered to Freddie Mac. At December 31, 2012, substantially all of the loans serviced for others were performing in accordance with their contractual terms.

The following table summarizes the activity pertaining to mortgage servicing rights for the years ended December 31, 2012 and 2011:

(in thousands)	For the Years Ended December 31, 2012	For the Years Ended December 31, 2011
Balance, beginning of year	$ 777	$ 751
Mortgage servicing rights capitalized	220	277
Amortization	(322)	(251)
Provision for loss in fair value	-	-
Balance, end of year	$ 675	$ 777

The fair value of all servicing assets was $884 thousand and $1.2 million at December 31, 2012 and 2011, respectively. Fair value has been determined using discount rates ranging from 2.75% to 8.31% and prepayment speeds ranging from 241% to 550% PSA, depending upon the stratification of the specific right. Based upon this fair value, management has determined that no valuation allowance associated with these mortgage servicing rights is necessary at December 31, 2012 and 2011.

Note 9. INTANGIBLE ASSETS

Intangible assets consist entirely of a core deposit premium acquired in connection with the purchase of the Honesdale branch in 2006. The core deposit intangible is being amortized, using the straight-line method over the useful life of 10 years. Management reviews the core deposit intangible at least annually for potential impairment. Management's evaluation at December 31, 2012 and 2011 indicated that there was no impairment to the core deposit intangible.

The following table summarizes core deposit intangible assets at December 31, 2012 and 2011:

(in thousands)	December 31, 2012	December 31, 2011
Gross carrying amount	$ 1,650	$ 1,650
Less: accumulated amortization	1,018	853
Net carrying amount	$ 632	$ 797

Amortization expense on core deposit intangible assets totaled $165 thousand in 2012, $166 thousand in 2011 and $165 thousand in 2010. Amortization expense on core deposit intangible assets with finite useful lives is expected to total $165 thousand for each of the years 2013 through 2015, and $137 thousand for 2016.

Note 10. DEPOSITS

The following table summarizes deposits at December 31, 2012 and 2011:

(in thousands)	December 31, 2012	December 31, 2011
Demand	$ 131,476	$ 124,733
Interest-bearing demand	321,863	336,182
Savings	83,101	87,712
Time ($100,000 and over)	144,844	199,790
Other time	173,329	208,719
Total	$ 854,613	$ 957,136

The Company had brokered deposits (classified as time and other time in the above table) of $15.7 million and $30.7 million, at December 31, 2012 and 2011, respectively.

The following table summarizes scheduled maturities of time deposits, including certificates of deposit and individual retirement accounts, at December 31, 2012:

(in thousands)	Time Deposits $100,000 and Over	Other Time Deposits	Total
2013	$ 85,100	$ 89,392	$ 174,492
2014	32,475	25,854	58,329
2015	21,914	22,596	44,510
2016	4,133	19,206	23,339
2017	1,119	5,782	6,901
2018 and Thereafter	103	10,499	10,602
Total	$ 144,844	$ 173,329	$ 318,173

Investment securities with a carrying value of $185.0 million and $150.8 million at December 31, 2012 and 2011, respectively, were pledged to collateralize certain municipal deposits. At December 31, 2011, the Company had also pledged a $30 million letter of credit to collateralize certain deposits. The Company had no letters of credit pledged at December 31, 2012.

Note 11. BORROWED FUNDS

The following table summarizes the components of borrowed funds at December 31, 2012 and 2011:

(in thousands)	December 31, 2012	December 31, 2011
FHLB advances	$ 18,593	$ 48,261
Subordinated debentures	25,000	25,000
Junior subordinated debentures	10,310	10,310
Total	$ 53,903	$ 83,571

The Company also utilizes short-term Federal funds purchased which represent overnight borrowings providing for the short-term funding requirements of the Bank and generally mature within one business day of the transaction. The Company did not purchase any short-term Federal funds during the year ended December 31, 2012. Federal Reserve Discount Window borrowings also represent overnight funding to meet the short-term liquidity requirements of the Bank and are fully collateralized with investment securities. The Company did not borrow any Federal Reserve Discount Window funds during the year ended December 31, 2012.

The following table presents borrowed funds by their maturity dates at December 31, 2012:

	December 31, 2012	
	Amount	Weighted Average Interest Rate
Within one year	11,119	3.49%
After one year but within two years	5,000	3.47%
After two years but within three years	5,000	9.00%
After three years but within four years	5,000	9.00%
After four years but within five years	5,000	9.00%
After five years	22,784	5.27%
Total	$ 53,903	5.78%

The FHLB of Pittsburgh borrowings of $18.6 million are all fixed rate advances having maturities of more than 90 days. All advances are collateralized either under a blanket pledge agreement for commercial real estate loans, one-to-four family mortgage loans, or mortgage-backed securities. In addition, the Company is required to purchase FHLB stock based upon the amount of advances outstanding. The Company was in compliance with this requirement, having a stock investment in FHLB of Pittsburgh of $6.0 million at December 31, 2012. Loans of $118.9 million and $142.7 million, at December 31, 2012 and 2011, respectively, were pledged to collateralize FHLB advances.

The maximum amount of borrowings outstanding at any month end during the years ended December 31, 2012 and 2011 were $82.3 million and $127.7 million, respectively.

On December 14, 2006, First National Community Statutory Trust I (the "Trust"), a trust formed under Delaware law that is an unconsolidated subsidiary of the Company, issued $10.0 million of trust preferred securities (the "Trust Securities") at a variable interest rate of 7.02%, with a scheduled maturity of December 15, 2036. The Company owns all of the ownership interest in the Trust. The proceeds from the issue were invested in $10.3 million, 7.02% Junior Subordinated Debentures (the "Debentures") issued by the Company. The interest rate on the Trust Securities and the Debentures resets quarterly at a spread of 1.67% above the current 3-month Libor rate. The average interest rate paid on the Debentures was 2.18% in 2012, 2.00% in 2011, and 2.01% in 2010. The Debentures are unsecured and rank subordinate and junior in right to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Trust Securities is deferrable until a period of twenty consecutive quarters has elapsed. The Company has the option, subject to required regulatory approval of the Federal Reserve, to prepay the trust securities beginning December 15, 2011. The Company has, under the terms of the Debentures and the related Indenture, as well as the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debentures. At December 31, 2012 and 2011, accrued and unpaid interest associated with the Debentures amounted to $491 thousand and $267 thousand, respectively.

The Company has reflected this investment on a deconsolidated basis. As a result, the Debentures totaling $10.3 million, have been reflected in Borrowed Funds in the consolidated statements of financial condition at December 31, 2012 and 2011 under the caption "Junior Subordinated Debentures". The Company records interest expense on the Debentures in its consolidated statement of operations. The Company also records its common stock investment issued by First National Community Statutory Trust I in "Other Assets" in its consolidated statements of financial condition at December 31, 2012 and 2011.

On September 1, 2009, the Company offered only to accredited investors up to $25.0 million principal amount of unsecured Subordinated Notes Due September 1, 2019 at a fixed interest rate of 9% per annum (the "Notes") in denominations of $100 thousand and integral multiples of $100 thousand in excess thereof. The Notes mature on September 1, 2019. For the first five years from issuance, the Company will pay interest only on the Notes. Commencing September 1, 2015, the Company is required to pay both interest and a portion of the principal calculated to return the entire principal amount of the Notes at maturity subject to deferral. Payments of interest are payable to registered holders of the Notes (the "Noteholders") quarterly on the first of every third month, subject to deferral. Payments of principal will be payable to the Noteholders annually beginning on September 1, 2015. The principal balance outstanding for these notes was $25.0 million at both December 31, 2012 and 2011. At December 31, 2012 and 2011, accrued and unpaid interest associated with the Notes amounted to $5.3 million and $3.0 million, respectively.

Pursuant to the November 24, 2010 Written Agreement (the "Agreement") with the Federal Reserve Bank of Philadelphia (the "Reserve Bank"), the Company and its nonbank subsidiary may not make any payment of interest, principal or other amounts on the Company's subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank and the Director. For more information refer to Note 17, "Regulatory Matters" to these consolidated financial statements.

The Company is currently deferring interest payments on the Company's Debentures and Notes. The last payment made on the Debentures was the payment due on September 14, 2010 and the last payment made on the Notes was the payment due on September 1, 2010.

Note 12. BENEFIT PLANS

The Bank has a defined contribution profit sharing plan which covers all eligible employees. The Bank's contribution to the plan is determined at management's discretion at the end of each year and funded. On April 25, 2012, the Board of Directors ratified an amendment to the defined contribution profit sharing plan to include the provisions under section 401(k) of the Internal Revenue Code ("401(k) "). The 401(k) feature of the plan, which became effective on September 1, 2012, permits employees to make voluntary salary deferrals, either pre-tax or Roth, up to the dollar limit prescribed by law. The Company may make discretionary matching contributions equal to a uniform percentage of employee salary deferrals. Company discretionary matching contributions are determined each year by management. For 2012, the Company matched 50.0% of employee salary deferrals up to 4.0% for each employee. Company matching contributions to the 401(k) Plan are funded bi-weekly and are included in salaries and employee benefits expense. Employee salary deferrals vest immediately, while Company discretionary contributions begin vesting 20.0% each year after two years of credited service. Employee participants are 100.0% vested after six years of credited service.

There were no discretionary annual contributions made to the profit sharing plan in 2012 and 2011. A discretionary contribution to the plan of $375 thousand was made in 2010. Discretionary matching contributions under the 401(k) feature of the plan totaled $41 thousand in 2012.

The Bank has an unfunded non-qualified deferred compensation plan covering all eligible Bank officers and directors as defined by the plan. This plan permits eligible participants to elect to defer a portion of their compensation. Elective deferred compensation and accrued earnings, included in other liabilities in the accompanying statements of financial condition, aggregated $7.4 million and $7.3 million, at December 31, 2012 and 2011, respectively. The Bank had not funded the deferred compensation plan as of December 31, 2012 or 2011.

Note 13. INCOME TAXES

The following table summarizes the provision for income taxes included in the statement of operations for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Current	$ -	$ -	$ (3,512)
Deferred	-	-	3,512
Total	$ -	$ -	$ -

The following table presents a reconciliation between the effective income tax expense (benefit) and the income tax expense (benefit) that would have been provided at the federal statutory tax rate of 34.0% for each of the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Benefit at statutory tax rates	$ (4,662)	$ (114)	$ (10,785)
Add (deduct):			
Tax effects of non-taxable income	(1,824)	(2,288)	(2,704)
Non-deductible interest expense	65	98	170
Bank owned life insurance	(235)	(268)	(252)
Change in valuation allowance	6,637	2,568	13,165
Other items, net	19	4	406
Provision for income taxes	$ -	$ -	$ -

The following table summarizes the components of the net deferred tax liability included in other liabilities at December 31, 2012, and the net deferred tax asset included in other assets at December 31, 2011:

	December 31,	
(in thousands)	**2012**	**2011**
Allowance for loan and lease losses	$ 6,603	$ 7,299
Deferred compensation	2,517	2,497
Unrealized holding losses on securities available-for-sale	-	2,044
Other-than-temporary impairment	-	577
Other real estate owned valuation	932	1,308
Deferred intangible assets	1,602	1,735
Employee benefits	41	39
Accrued interest	1,441	1,126
AMT tax credits	2,215	2,215
Fixed asset valuation	407	407
Charitable contribution carryover	312	217
Accrued rent expense	213	210
Accrued vacation	51	-
Accrued real estate taxes	14	175
Depreciation	-	13
Net operating loss carryover	18,422	10,104
Gross deferred tax assets	34,770	29,966
Deferred loan origination fees	(34)	(77)
Unrealized holding gains on securities available-for-sale	(3,451)	-
Depreciation	(254)	-
Gross deferred tax liabilities	(3,739)	(77)
Net deferred asset before valuation allowance	31,031	29,889
Valuation allowance	(34,482)	(27,845)
Net deferred tax (liabilities) assets	$ (3,451)	$ 2,044

At December 31, 2012 and 2011, the Company had recognized $11.6 million of refundable federal income taxes associated with its net operating losses incurred in 2010 and 2009.

As of December 31, 2012 and 2011, the Company has established a valuation allowance of $34.5 million and $27.8 million, respectively, related to net deferred tax assets that would be realizable based only on future taxable income. At December 31, 2011, no valuation allowance was recorded for the deferred tax asset related to the unrealized holding losses on securities available-for-sale because the Company had the intent and ability to hold these securities until recovery of the unrealized losses, which may be at maturity. The Company will continue to monitor its deferred tax position and may make changes to the valuation allowance recorded as circumstances change.

As of December 31, 2012, the Company had $54.2 million of net operating loss carryovers resulting in a deferred tax asset of $18.4 million. Beginning in 2031, these net operating loss carryovers will expire if not utilized. As of December 31, 2012, the Company also had $917 thousand of charitable contribution carryovers resulting in gross deferred tax assets of $312 thousand. These charitable contribution carryovers will expire after December 31, 2015 if not utilized. In addition, the Company had alternative minimum tax credit carryovers of $2.2 million as of December 31, 2012 that have an indefinite life.

The Company records interest and penalties on potential income tax deficiencies as part of non-interest expense. Tax years 2009 through 2011 remain subject to examination by the Federal government and state taxing jurisdictions. In May 2012, the Company was contacted by the Internal Revenue Service (IRS) for examination of its 2010 and 2009 income tax returns. In February of 2013, the

Company was notified by the IRS that the examinations were in the review stage. The Company can provide no assurance as to how these audits will be resolved.

Note 14. RELATED PARTY TRANSACTIONS

The Company and the Bank have engaged in and intend to continue to engage in banking and financial transactions in the conduct of its business with directors and executive officers of the Company and the Bank and their related parties.

The Bank has granted loans, letters of credit and lines of credit to directors, executive officers and their related parties. The following table summarizes the changes in the total amounts of such outstanding loans, advances under lines of credit as well as repayments during the years ended December 31, 2012 and 2011:

(in thousands)	2012	2011
Balance January 1,	$ 87,442	$ 92,217
New loans and advances	64,509	68,288
Repayments	(118,655)	(72,365)
Other (1)	-	(698)
Balance December 31,	$ 33,296	$ 87,442

(1) Other represents loans to related parties that ceased being related parties during the year

At December 31, 2012, loans in the amount of $196 thousand made to directors, executive officers and their related parties were not performing in accordance with the terms of the loan agreements.

Included in related party loans is a commercial line of credit with a company owned by a director with a total aggregate balance outstanding of $8.0 million. The Company also sold a participation interest in this line to the same director in the amount of $5.2 million, of which $3.2 million is outstanding. The Bank receives a 25 basis point annual servicing fee from this director on the participation balance. At December 31, 2011, the aggregate amount outstanding under the line was $7.4 million and the participation interest sold under this line was $3.0 million.

Deposits from directors, executive officers and their related parties held by the Bank at December 31, 2012 and 2011 amounted to $66.7 million and $146.8 million, respectively. Interest paid on the deposits amounted to $139 thousand, $446 thousand, and $862 thousand for the years ended December 31, 2012, 2011, and 2010, respectively.

In the course of its operations, the Company acquires goods and services from and transacts business with various companies of related parties. The Company recorded payments for these services of $1.6 million, $1.8 million, and $1.1 million in 2012, 2011, and 2010, respectively.

Subordinated notes held by officers and directors and/or their related parties totaled $10 million at December 31, 2012 and 2011. There was no interest payments made to directors and/or their related parties in 2012 and 2011. Interest paid to directors on the notes totaled $685 thousand in 2010. Interest accrued and unpaid on the notes totaled $2.1 million and $1.2 million at December 31, 2012 and 2011, respectively.

The Company leases its Honesdale Route 6 branch location from a related party. Total lease payments were $9 thousand for each of the years ended December 31, 2012, 2011, and 2010.

During the year ended December 31, 2012, the Company sold an OREO property to a related party for $202 thousand, with a gain of $41 thousand recognized on the sale.

Note 15. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Leases

At December 31, 2012, the Company was obligated under certain non-cancelable leases with initial or remaining terms of one year or more. Minimum future obligations under non-cancelable leases in effect at December 31, 2012 are as follows:

	Minimum Future Lease Payments		
(in thousands)	Facilities	Equipment	Total
2013	$ 564	$ 56	$ 620
2014	485	31	516
2015	196	17	213
2016	161	-	161
2017	124	-	124
2018 and thereafter	541	-	541
Total	$ 2,071	$ 104	$ 2,175

Total rental expense under leases amounted to $734 thousand, $725 thousand and $636 thousand in 2012, 2011 and 2010, respectively.

In January of 2013, the Company received approval from the OCC to relocate its Wilkes-Barre, Pennsylvania branch office. The relocation to the new site, which is less than one mile from the current site, is anticipated to occur by the end of the second quarter of 2013. The lease obligation associated with the current site expires in May 2013. On February 11, 2013, the Company entered into a 12-year lease agreement for the new location, which commences April 1, 2013. Minimum future obligations under this new non-cancelable lease are included in the above table.

Financial Instruments with off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit that involve varying degrees of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows:

	December 31,	
(in thousands)	2012	2011
Commitments to extend credit	$ 166,722	$ 138,715
Standby letters of credit	35,277	36,286

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Letters of credit and financial guarantees are agreements whereby the Company guarantees the performance of a customer to a third party. Collateral may be required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities.

Federal Home Loan Bank — Mortgage Partnership Finance Program

Under a secondary market loan servicing program with the FHLB, the Company, in exchange for a monthly fee, provides a credit enhancement guarantee to the FHLB for foreclosure losses in excess of 1% of original loan principal sold to the FHLB. At

December 31, 2012, the Company serviced payments on $13.5 million of first lien residential loan principal under these terms for the FHLB. At December 31, 2012, the maximum obligation for such guarantees by the Company would be approximately $1.5 million if total foreclosure losses on the entire pool of loans exceed approximately $77 thousand. Management believes the likelihood of a reimbursement for loss payable to the FHLB beyond the monthly credit enhancement fee is remote.

Concentrations of Credit Risk

Cash Concentrations: The Bank maintains cash balances at several correspondent banks. The Company did not maintain any due from bank accounts in excess of the $250 thousand limit covered by the Federal Deposit Insurance Corporation as of December 31, 2012 or 2011.

Loan Concentrations: The Company attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio and closely monitoring any concentrations of credit risk. The commercial real estate and construction, land acquisition and development portfolios comprise $264.3 million, or 44.2% of gross loans at December 31, 2012. Geographic concentrations exist because the Company provides its services in its primary market area of Northeastern Pennsylvania and conducts limited activities outside of that area. The Company had commercial real estate and construction, land acquisition and development loans of $29.3 million, or 4.9%, of gross loans to customers outside of its primary market area.

At December 31, 2012 and 2011, the Bank's loan portfolio was concentrated in loans in the following industries. At December 31, 2011, approximately ninety-seven percent of loans included in the Solid Waste Landfills were fully secured by cash collateral on deposit at the Bank. These loans were included in the aggregate of the $118.7 million of loans to related parties that were repaid during 2012.

	December 31, 2012		December 31, 2011	
(in thousands)	Amount	% of gross loans	Amount	% of gross loans
Land subdivision	17,658	2.95%	19,626	2.89%
Shopping centers/complexes	21,068	3.52%	18,722	2.76%
Gas stations	5,245	0.88%	17,118	2.52%
Office complexes/units	9,801	1.64%	16,091	2.37%
Solid waste landfills	13,233	2.21%	42,270	6.22%
Hotels	13,596	2.27%	13,771	2.03%

Litigation

On May 24, 2012, a putative shareholder by the name of Lori Gray filed a complaint in the Court of Common Pleas in Lackawanna County against certain present and former directors of the Company (including all of the current directors except Steven R. Tokach and Thomas J. Melone) and Demetrius & Company, LLC ("Demetrius") alleging, inter alia, breach of fiduciary duty, abuse of control, corporate waste, unjust enrichment and, in the case of Demetrius, professional negligence, negligent misrepresentation, breach of contract and aiding and abetting breach of fiduciary duty. The Company has been named as a nominal defendant. This matter is in a preliminary stage and the Company cannot determine the outcome or potential range of loss at this time.

On September 5, 2012, Fidelity and Deposit Company of Maryland ("F&D") filed an action against the Company and its subsidiary, First National Community Bank, as well as several current and former officers and directors of the Company, in the United States District Court for the Middle District of Pennsylvania. F&D has asserted a claim for the rescission of a directors' and officers' insurance policy and a bond that it had issued to the Company. On November 9, 2012, the Company and the Bank answered the claim and asserted counterclaims. The Company and the other defendants are defending the claims, but the matter is in a very preliminary stage and the Company cannot reasonably determine the outcome or potential range of loss at this time.

The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

Note 16. STOCK COMPENSATION PLANS

On August 30, 2000, the Company's Board adopted the 2000 Employee Stock Incentive Plan (the "Stock Incentive Plan") in which options may be granted to key officers and other employees of the Company. The aggregate number of shares which may be issued upon exercise of the options under the plan cannot exceed 1,100,000 shares. Options and rights granted under the Stock Incentive Plan become exercisable six months after the date the options are awarded and expire ten years after the award date. Upon exercise, the shares are issued from the Company's authorized but unissued stock. The Stock Incentive Plan expired on August 30, 2010 and from and after that date no further grants have been or will be made under the plan.

The Board also adopted on August 30, 2000, the 2000 Independent Directors Stock Option Plan (the "Directors' Stock Plan") for directors who are not officers or employees of the Company. The aggregate number of shares issuable under the Directors' Stock Plan cannot exceed 550,000 shares and are exercisable six months from the date the awards are granted and expire three years after the award date. Upon exercise, the shares are issued from the Company's authorized but unissued shares. The Directors' Stock Plan expired on August 30, 2010 and from and after that date no further grants have been or will be made under the plan.

No compensation expense related to options under either the Stock Incentive Plan or the Directors' Stock Plan was required to be recorded in each of the years ended December 31, 2012, 2011, and 2010.

A summary of the status of the Company's stock option plans is presented below:

	2012		2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	188,193	12.62	222,616	12.58	366,248	$ 12.18
Granted	-	-	-	-	-	
Exercised	-	-	-	-	-	
Forfeited	(59,023)	9.03	(34,423)	12.37	(143,632)	$ 11.55
Outstanding at the end of the year	129,170	$ 14.26	188,193	$ 12.62	222,616	$ 12.58
Options exercisable at year end	129,170	$ 14.26	188,193	$ 12.62	222,616	$ 12.58
Weighted average fair value of options granted during the year		$ -		$ -		$ -
Stock-Based Compensation Expense		$ -		$ -		$ -

At December 31, 2012, 2011 and 2010 the exercisable options had no total intrinsic value and there was no unrecognized compensation expense.

Information pertaining to options outstanding at December 31, 2012 is as follows:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.01 - $23.13	129,170	3.5	$ 14.26	129,170	$ 14.26

On November 28, 2012, the Board of Directors adopted the 2012 Employee Stock Grant Plan under which 16,000 shares of common stock were authorized to be granted to employees. On December 17, 2012, the Company granted 50 shares of the Company's common stock to each active full and part time employee. There were 15,050 shares issued under this grant at a cost of $3.05 per share. The total cost of this grant was $46 thousand, which was included in salary expense in 2012. At December 31, 2012, there were 950 shares of the Company's common stock reserved for future grants under this plan.

Note 17. REGULATORY MATTERS

The Bank is under a Consent Order (the "Order") from the Office of the Comptroller of the Currency ("OCC") dated September 1, 2010. The Company is also subject to a Written Agreement (the "Agreement") with the Federal Reserve Bank of Philadelphia (the "Reserve Bank") dated November 24, 2010.

OCC Consent Order. The Bank, pursuant to a Stipulation and Consent to the Issuance of a Consent Order dated September 1, 2010 without admitting or denying any wrongdoing, consented and agreed to the issuance of the Order by the OCC, the Bank's primary regulator. The Order requires the Bank to undertake certain actions within designated timeframes, and to operate in compliance with the provisions thereof during its term. The Order is based on the results of an examination of the Bank as of March 31, 2009. Since the examination, management has engaged in discussions with the OCC and has taken steps to improve the condition, policies and procedures of the Bank. Compliance with the Order is monitored by a committee (the "Committee") of at least three directors, none of whom is an employee or controlling shareholder of the Bank or its affiliates or a family member of any such person. The Committee is required to submit written progress reports on a monthly basis to the OCC and the Agreement requires the Bank to make periodic reports and filings with the Federal Reserve Bank. The members of the Committee are John P. Moses, Joseph Coccia, Joseph J. Gentile and Thomas J. Melone. The material provisions of the Order are as follows:

(i) By October 31, 2010, the Board of Directors of the Bank (the "Board") was required to adopt and implement a three-year strategic plan which must be submitted to the OCC for review and prior determination of no supervisory objection; the strategic plan must establish objectives for the Bank's overall risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development, and market segments that the Bank intends to promote or develop, and is to include strategies to achieve those objectives; if the strategic plan involves the sale or merger of the Bank, it must address the timeline and steps to be followed to provide for a definitive agreement within 90 days after the receipt of a determination of no supervisory objection;

(ii) by October 31, 2010, the Board was required to adopt and implement a three year capital plan, which must be submitted to the OCC for review and prior determination of no supervisory objection;

(iii) by November 30, 2010, the Bank was required to achieve and thereafter maintain a total risk-based capital equal to at least 13% of risk-weighted assets and a Tier 1 capital equal to at least 9% of adjusted total assets;

(iv) the Bank may not pay any dividend or capital distribution unless it is in compliance with the higher capital requirements required by the Order, the Capital Plan, applicable legal requirements and, then only after receiving a determination of no supervisory objection from the OCC;

(v) by November 15, 2010, the Committee must have reviewed the Board and the Board's committee structure; by November 30, 2010, the Board was required to prepare or cause to be prepared an assessment of the capabilities of the Bank's executive officers to perform their past and current duties, including those required to respond to the most recent examination report, and to perform annual performance appraisals of each officer;

(vi) by October 31, 2010, the Board was required to adopt, implement and thereafter ensure compliance with a comprehensive conflict of interest policy applicable to the Bank's and the Company's directors, executive officers, principal shareholders and their affiliates and such person's immediate family members and their related interests, employees, and by November 30, 2010, was required to a review of existing relationships with such persons to identify those, if any, not in compliance with the policy; and review all subsequent proposed transactions with such persons or modifications of transactions;

(vii) by October 31, 2010, the Board was required to develop, implement and ensure adherence to policies and procedures for Bank Secrecy Act ("BSA") compliance; and account opening and monitoring procedures compliance;

(viii) by October 31, 2010, the Board was required to ensure the BSA audit function is supported by an adequately staffed department or third party firm; adopt, implement and ensure compliance with an independent BSA audit; and assess the capabilities of the BSA officer and supporting staff to perform present and anticipated duties;

(ix) by October 31, 2010, the Board was required to adopt, implement and ensure adherence to a written credit policy, including specified features, to improve the Bank's loan portfolio management;

(x) the Board was required to take certain actions to resolve certain credit and collateral exceptions;

(xi) by October 31, 2010, the Board was required to establish an effective, independent and ongoing loan review system to review, at least quarterly, the Bank's loan and lease portfolios to assure the timely identification and categorization of problem credits; by October 31, 2010, to adopt and adhere to a program for the maintenance of an adequate ALLL, and to review the adequacy of the Bank's ALLL at least quarterly;

(xii) by October 31, 2010, the Board was required to adopt and the Bank implement and adhere to a program to protect the Bank's interest in criticized assets; and the Bank may only extend additional credit (including renewals) to a borrower whose loans are criticized under specified circumstances;

(xiii) by October 31, 2010, the Board was required to adopt and ensure adherence to action plans for each piece of other real estate owned;

(xiv) by November 30, 2010, the Board was required to develop, implement and ensure adherence to a policy for effective monitoring and management of concentrations of credit;

(xv) by October 31, 2010, the Board was required to revise and implement the Bank's other than temporary impairment policy;

(xvi) by October 31, 2010, the Board was required to take action to maintain adequate sources of stable funding and liquidity and a contingency funding plan; by October 31, 2010, the Board was required to adopt, implement and ensure compliance with an independent, internal audit program; and

(xvii) take actions to correct cited violations of law; and adopt procedures to prevent future violations and address compliance management.

Federal Reserve Agreement. On November 24, 2010, the Company entered into a written Agreement (the "Agreement") with the Federal Reserve Bank of Philadelphia (the "Reserve Bank"). The Agreement requires the Company to undertake certain actions within designated timeframes, and to operate in compliance with the provisions thereof during its term. The material provisions of the Agreement include the following:

(i) the Company's Board was required to take appropriate steps to fully utilize the Company's financial and managerial resources to serve as a source of strength to the Bank, including taking steps to ensure that the Bank complies with its Consent Order entered into with the OCC;

(ii) the Company may not declare or pay any dividends without the prior written approval of the Reserve Bank and the Director of the Division of Banking Supervision and Regulation (the "Director") of the Federal Reserve Board;

(iii) the Company may not take dividends or other payments representing a reduction of the Bank's capital without the prior written approval of the Reserve Bank;

(iv) the Company and its nonbank subsidiary may not make any payment of interest, principal or other amounts on the Company's subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank and the Director;

(v) the Company may not make any payment of interest, principal or other amounts on debt owed to insiders of the Company without the prior written approval of the Reserve Bank and Director;

(vi) the Company and its nonbank subsidiary may not incur, increase or guarantee any debt without the prior written approval of the Reserve Bank;

(vii) the Company may not purchase or redeem any shares of its stock without the prior written approval of the Reserve Bank;

(viii) the Company was required to submit to the Reserve Bank, by January 23, 2011, an acceptable written plan to maintain sufficient capital at the Company on a consolidated basis. Thereafter, the Company must notify the Reserve Bank within 45 days of the end of any quarter in which the Company's capital ratios fall below the approved capital plan's minimum ratios, and submit an acceptable written plan to increase the Company's capital ratios above the capital plan's minimums;

(ix) the Company must immediately take all actions necessary to ensure that: (1) each regulatory report accurately reflects the Company's condition on the date for which it is filed and all material transactions between the Company and its subsidiaries; (2) each such report is prepared in accordance with its instructions; and (3) all records indicating how the report was prepared are maintained for supervisory review;

(x) the Company was required to submit to the Reserve Bank, by January 23, 2011, acceptable written procedures to strengthen and maintain internal controls to ensure all required regulatory reports and notices filed with the Board of Governors are accurate and filed in accordance with the instructions for preparation;

(xi) the Company was required to submit to the Reserve Bank, by January 8, 2011, a cash flow projection for 2011, reflecting the Company's planned sources and uses of cash, and submit a cash flow projection for each subsequent calendar year at least one month prior to the beginning of such year;

(xii) the Company must comply with: (1) the notice provisions of Section 32 of the FDI Act and Subpart H of Regulation Y in appointing any new director or senior executive officer or changing the duties of any senior executive officer; and (2) the restrictions on indemnification and severance payments of Section 18(k) of the FDI Act and Part 359 of the FDIC's regulations; and

(xiii) the Board must submit written progress reports within 30 days of the end of each calendar quarter.

Banking regulations also limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 2012, the Company and the Bank are restricted from paying any dividends, without regulatory approval.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

In accordance with the Order, the Bank is required to achieve and thereafter maintain a total risk-based capital equal to at least 13% of risk-weighted assets and a Tier 1 capital equal to at least 9% of adjusted total assets. As of December 31, 2012, the Bank did not meet these requirements. The minimum capital requirements under the Order take precedence over the standard regulatory capital adequacy definitions described in the tables below. The Company's and the Bank's actual capital positions and ratios as of December 31, 2012, 2011 and 2010 are presented in the following table:

	December 31,		
(in thousands)	**2012**	**2011**	**2010**
Company			
Tier I Capital:			
Total Tier I Capital	$ 39,587	$ 53,059	$ 53,297
Tier II Capital:			
Subordinated notes	19,796	25,000	25,000
Allowable portion of allowance for loan losses	8,452	9,823	11,201
Total Tier II Capital	28,248	34,823	36,201
Total Risk-Based Capital	67,835	87,882	89,498
Total Risk Weighted Assets	$ 665,323	$ 774,452	$ 883,887
Bank			
Tier I Capital:			
Total Tier I Capital	$ 69,963	$ 80,976	$ 75,659
Tier II Capital:			
Allowable portion of allowance for loan losses	8,447	9,819	11,197
Total Tier II Capital	8,447	9,819	11,197
Total Risk-Based Capital	78,410	90,795	86,856
Total Risk Weighted Assets	$ 664,914	$ 774,097	$ 883,535

The following schedules present information regarding the Company's risk-based capital at December 31, 2012 and 2011, and selected other capital ratios:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 67,835	10.20%	$ 53,226	>8.00%	N/A	N/A
Bank	$ 78,410	11.79%	$ 53,193	>8.00%	$ 66,491	>10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Company	$ 39,587	5.95%	$ 26,613	>4.00%	N/A	N/A
Bank	$ 69,963	10.52%	$ 26,597	>4.00%	$ 39,895	>6.00%
Tier I Capital						
(to Average Assets)						
Company	$ 39,587	4.07%	$ 38,879	>4.00%	N/A	N/A
Bank	$ 69,963	7.20%	$ 38,865	>4.00%	$ 48,581	>5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 87,882	11.35%	$ 61,956	>8.00%	N/A	N/A
Bank	$ 90,795	11.73%	$ 61,928	>8.00%	$ 77,410	>10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Company	$ 53,059	6.85%	$ 30,978	>4.00%	N/A	N/A
Bank	$ 80,976	10.46%	$ 30,964	>4.00%	$ 46,446	>6.00%
Tier I Capital						
(to Average Assets)						
Company	$ 53,059	4.72%	$ 44,992	>4.00%	N/A	N/A
Bank	$ 80,976	7.20%	$ 44,978	>4.00%	$ 56,227	>5.00%

Note 18. FAIR VALUE MEASUREMENTS

In determining fair value, the Company uses various valuation approaches, including market, income and cost approaches. Accounting standards established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions about the assumptions the market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). A financial asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets;

- Level 2 valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data; and

- Level 3 valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A description of the valuation methodologies used for assets recorded at fair value, and for estimating fair value for financial instruments not recorded at fair value, is set forth below.

Cash, Short-term Investments, Accrued Interest Receivable and Accrued Interest Payable

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The estimated fair values of available-for-sale equity securities are determined by obtaining quoted prices on nationally recognized exchanges (Level 1 inputs). The estimated fair values for the Company's investments in obligations of U.S. government agencies, obligations of state and political subdivisions, government sponsored agency collateralized mortgage obligations, government sponsored agency residential mortgage-backed securities, and corporate debt securities are obtained by the Company from a nationally-recognized pricing service. This pricing service develops estimated fair values by analyzing like securities and applying available market information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing (Level 2 inputs), to prepare valuations. Matrix pricing is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things and are based on market data obtained from sources independent from the Company. The Level 2 investments in the Company's portfolio are priced using those inputs that, based on the analysis prepared by the pricing service, reflect the assumptions that market participants would use to price the assets. The Company has determined that the Level 2 designation is appropriate for these securities because, as with most fixed-income securities, those in the Company's portfolio are not exchange-traded, and such non-exchange-traded fixed income securities are typically priced by correlation to observed market data. The Company has reviewed the pricing service's methodology to confirm its understanding that such methodology results in a valuation based on quoted market prices for similar instruments traded in active markets, quoted markets for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which the significant assumptions can be corroborated by market data as appropriate to a Level 2 designation.

For those securities for which the inputs used by an independent pricing service were derived from unobservable market information, the Company evaluated the appropriateness and quality of each price. The Company reviewed the volume and level of activity for all classes of securities and attempted to identify transactions which may not be orderly or reflective of a significant level of activity and volume. For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value (fair values based on Level 3 inputs). If applicable, the adjustment to fair value was derived based on present value cash flow model projections prepared by the Company or obtained from third party providers utilizing assumptions similar to those incorporated by market participants. The estimated fair value of the PreTSLs and Private Label Collateralized Mortgage Obligations in the Company's securities portfolio were obtained from third-party service providers that prepared the valuation using a discounted cash flow approach with inputs derived from unobservable market information (Level 3 inputs). The valuation of PreTSLs is further described below.

At December 31, 2011, the Company owned four PreTSLs having an aggregate amortized cost of $10.6 million. The market for these securities at December 31, 2011 was not active and markets for similar securities are also not active. PreTSLs were historically priced using Level 2 inputs. However, the decline in the level of observable inputs and market activity in this class of investments had been significant and resulted in unreliable external pricing. Broker pricing and bid/ask spreads, when available, varied widely. The once active market had become comparatively inactive. Given these market conditions, the valuation of these investments was determined using Level 3 inputs. The Company obtained the valuations from a third-party service provider that prepared the valuations using a discounted cash flow approach. The Company took measures to validate the service provider's analysis and was actively involved in the valuation process, including review and verification of the assumptions used in the valuation calculations.

Results of a discounted cash flow test are significantly affected by variables such as the estimate of the probability of default, estimates of future cash flows, discount rates, prepayment rates and the creditworthiness of the underlying issuers. The Company considers these inputs to be unobservable Level 3 inputs because they are based on the Company's estimates about the assumptions market participants would use in pricing this type of asset and developed based on the best information available in the circumstances rather than on observable inputs. As it related to fair value measurements, at December 31, 2011, once each issuer was categorized and the forecasted default rates applied, the expected cash flows were modeled using the variables described above. The Company then applied a 10% discount rate to PreTSL XXVI, a 12% discount rate to PreTSL XIX, and a 15% discount rate to PreTSL IX and PreTSL XI to the expected cash flows to estimate fair value. The Company sold the four PreTSLs during the fourth quarter of 2012, and did not hold any such securities at December 31, 2012.

The Company owned two securities issued by state and political subdivisions having an amortized cost of $1.8 million that are valued using Level 3 inputs at December 31, 2012 and three such securities having an amortized cost of $2.8 million at December 31, 2011. These securities had credit ratings that were either withdrawn or downgraded by nationally recognized credit rating agencies, and as a result the market for these securities was inactive at December 31, 2012 and 2011. These securities were historically priced using Level 2 inputs. The credit ratings withdrawal and downgrade have resulted in a decline in the level of significant other observable inputs for these investment securities at the measurement dates. Broker pricing and bid/ask spreads are very limited for these securities. At December 31, 2012, the Company valued one security based on similar nonrated Pennsylvania Sewer bonds adjusted for coupon and maturity. For the other security, the Company obtained a bid indication from a third-party municipal trading desk to determine the fair value of this security.

At December 31, 2011, the Company owned investment grade Private Label Collateralized Mortgage Obligations, "(PLCMOs)", having an amortized cost of $36.6 million. PLCMOs are securitized products where payments from residential mortgage loans are pooled together and passed on to different classes of owners in various tranches. The markets for such securities are generally characterized by a limited number of new issuances, a significant reduction in trading volumes and wide bid-ask spreads, all driven by the lack of market participants. Although estimated prices can generally be obtained for such securities, the level of market observable assumptions used is severely limited in the valuation. Specifically, market assumptions regarding credit adjusted cash flows and liquidity influences on discount rates were difficult to observe at the individual security level. Because of the inactivity in the markets and the lack of observable valuation inputs, seven of the eight PLCMOs were valued by a third party specialist using a discounted cash flow approach and proprietary pricing model. The model uses inputs such as estimated prepayment speeds, losses, recoveries, default rates that are implied by the underlying performance of collateral in the structure or similar structures, and discount rates that are implied by market prices for similar securities and collateral structure types. The eighth security with an amortized cost of $5.1 million was a new issue purchased in December 2011 for settlement in January 2012. Because the security was a new issue, no data on the underlying collateral was available to the third party valuation service. The Company used the purchase price as the fair value for this security at December 31, 2011. The Company sold the PLCMOs during the fourth quarter of 2012, and did not hold any such securities at December 31, 2012.

Loans

Except for collateral dependent impaired loans, fair values of loans are estimated by discounting the projected future cash flows using market discount rates that reflect the credit, liquidity, and interest rate risk inherent in the loan. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. The estimated fair value of collateral dependent impaired loans is based on the appraised loan value or other reasonable offers less estimated costs to sell. The Company does not record loans at fair value on a recurring basis. However from time to time, a loan is considered impaired and an allowance for credit losses is established. The specific reserves for collateral dependent impaired loans are based on the fair value of the collateral less estimated costs to sell. The fair value of the collateral is generally based on appraisals. In some cases, adjustments are made to the appraised values due to various factors including age of the appraisal, age of comparables included in the appraisal, and known changes in the market and in the collateral. When significant adjustments are based on unobservable inputs, the resulting fair value measurement is categorized as a Level 3 measurement. See also, Note 2 "Summary of Significant Accounting Policies-Loan Impairment" and Note 5-"Loans."

Loans Held For Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Mortgage Servicing Rights

The fair value of mortgage servicing rights is estimated using a discounted cash flow model that applies current estimated prepayments derived from the mortgage-backed securities market and utilizes a current market discount rate for observable credit spreads. The Bank does not record mortgage servicing rights at fair value on a recurring basis.

Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") Stock

Ownership in equity securities of FHLB of Pittsburgh and the FRB is restricted and there is no established market for their resale. The carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings deposits, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated based on discounted cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds

The Bank uses discounted cash flows using rates currently available for debt with similar terms and remaining maturities are used to estimate fair value.

Commitments to extend credit and standby letters of credit

The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of off-balance sheet commitments is insignificant and therefore not included in the table for non-recurring assets and liabilities.

Assets Measured at Fair Value on a Recurring Basis

The following tables detail the financial asset amounts that are carried at fair value and measured at fair value on a recurring basis at December 31, 2012 and 2011, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Fair value measurements at December 31, 2012			
(in thousands)	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities:				
Obligations of U.S. government agencies	$ 1,891	$ -	$ 1,891	$ -
Obligations of state and political subdivisions	103,501	-	101,762	1,739
Government sponsored agency CMOs	9,103	-	9,103	-
Residential mortgage-backed securities	69,456	-	69,456	-
Corporate debt securities	410	-	410	-
Equity securities	1,000	1,000	-	-
Total securities available-for-sale	$ 185,361	$ 1,000	$ 182,622	$ 1,739

	Fair value measurements at December 31, 2011			
(in thousands)	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities:				
Obligations of U.S. government agencies	$ 8,048	$ -	$ 8,048	$ -
Obligations of state and political subdivisions	96,161	-	93,350	2,811
Government sponsored agency CMOs	8,468	-	8,468	-
Private label CMOs	36,256	-	-	36,256
Residential mortgage-backed securities	31,393	-	31,393	-
Pooled trust preferred Senior Class	1,604	-	-	1,604
Pooled trust preferred Mezzanine Class	2,197	-	-	2,197
Corporate debt securities	342	-	342	-
Equity securities	1,006	1,006	-	-
Total securities available-for-sale	$ 185,475	$ 1,006	$ 141,601	$ 42,868

The table below presents reconciliation and statement of operations classifications of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

(in thousands)	PreTSLs	State and Political Subdivisions	Private Label CMOs	Total
Balance at December 31, 2010	$ 3,069	$ 2,245	$ -	$ 5,314
Amortization	-	-	-	-
Accretion	-	-	-	-
Purchases	-	-	36,256	36,256
Paydowns	(106)	(530)	-	(636)
Sales and calls	(19)	-	-	(19)
Transfers in and out of Level 3	-	1,182	-	1,182
Total gains or losses (realized/unrealized):				
Included in earnings	(798)	-	-	(798)
Included in other comprehensive income	1,655	(86)	-	1,569
Balance at December 31, 2011	$ 3,801	$ 2,811	$ 36,256	$ 42,868
Amortization	-	-	(395)	(395)
Accretion	-	-	101	101
Purchases	-	-	14,691	14,691
Paydowns	(172)	(550)	(13,478)	(14,200)
Sales and calls	(3,629)	(585)	(37,175)	(41,389)
Total gains or losses (realized/unrealized):				
Included in earnings	-	-	-	-
Included in other comprehensive income	-	63	-	63
Balance at December 30, 2012	$ -	$ 1,739	$ -	$ 1,739

Assets Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair value measurements at December 31, 2012			
(in thousands)	Fair value (1)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Collateral-dependent impaired loans	$ 7,816			$ 7,816
Other real estate owned	$ 2,455			$ 2,455

	Fair value measurements at December 31, 2011			
(in thousands)	Fair value (1)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Collateral-dependent impaired loans	$ 12,555			$ 12,555
Other real estate owned	$ 5,212			$ 5,212

1) Represents carrying value and related write-downs for which adjustments are based on appraised value. Management makes adjustments to the appraised values as necessary to consider declines in real estate values since the time of the appraisal. Such adjustments are based on management's knowledge of the local real estate markets.

Collateral-dependent impaired loans are classified as Level 3 assets and the estimated fair value of the collateral is based on the appraised loan value or other reasonable offers less estimated costs to sell. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance or is charged off. The amount shown is the balance of impaired loans, net of any charge-offs and the related allowance for loan losses.

OREO properties are recorded at fair value less the estimated cost to sell at the date of acquisition. Subsequent to acquisition, the balance might be written down further. It is the Company's policy to obtain certified external appraisals of real estate collateral underlying impaired loans, including OREO, and it estimates fair value using those appraisals. Other valuation sources may be used, including broker price opinions, letters of intent and executed sale agreements.

The Company discloses fair value information about financial instruments, whether or not recognized in the Statement of Financial Condition, for which it is practicable to estimate that value. The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, management judgment is required to interpret data and develop fair value estimates. Accordingly, the estimates below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table summarizes the estimated fair values of the Company's financial instruments at December 31, 2012 and 2011:

	Fair Value	December 31, 2012		December 31, 2011	
(in thousands)	Measurement	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets					
Cash and short term investments	Level 1	$ 115,271	$ 115,271	$ 168,646	$ 168,646
Securities	See previous table	187,559	187,844	187,569	187,720
FHLB and FRB Stock	Level 2	7,308	7,308	9,659	9,659
Loans held for sale	Level 2	1,615	1,615	94	94
Loans, net	Level 3	579,396	592,504	659,044	661,833
Accrued interest receivable	Level 2	2,199	2,199	2,552	2,552
Mortgage servicing rights	Level 3	675	884	777	1,185
Financial liabilities					
Deposits	Level 2	854,613	858,970	957,136	964,238
Borrowed funds	Level 2	53,903	59,021	83,571	89,628
Accrued interest payable	Level 2	6,427	6,427	4,301	4,301

Note 19. EARNINGS PER SHARE

The following table shows the calculation of both basic and diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(in thousands, except share data)	2012	2011	2010
Net loss	$ (13,711)	$ (335)	$ (31,720)
Basic weighted-average number of common shares outstanding	16,442,160	16,439,508	16,354,245
Plus: Common share equivalents	-	-	-
Diluted weighted-average number of common shares outstanding	16,442,160	16,439,508	16,354,245
Loss per common share:			
Basic	$ (0.83)	$ (0.02)	$ (1.94)
Diluted	$ (0.83)	$ (0.02)	$ (1.94)

Common share equivalents, in the table above, exclude stock options with exercise prices that exceed the average market price of the Company's common shares during the periods presented. Inclusion of these stock options would be anti-dilutive to the diluted earnings per common share calculation. Antidilutive stock options equaled 129,170 shares, 188,193 shares, and 222,616 shares for the years ended December 31, 2012, 2011, and 2010, respectively.

Note 20. CONDENSED FINANCIAL INFORMATION — PARENT COMPANY ONLY

Condensed parent company only financial information is as follows:

Condensed Statements of Condition

(in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash	$ 355	$ 353
Investment in statutory trust	358	351
Investment in subsidiary (equity method)	77,301	77,842
Other assets	46	-
Total assets	$ 78,060	$ 78,546
Liabilities and Shareholders' Equity		
Junior subordinated debentures	$ 10,310	$ 10,310
Subordinated debentures	25,000	25,000
Accrued interest payable	5,822	3,310
Other liabilities	3	1
Shareholders' equity	36,925	39,925
Total liabilities and shareholders' equity	$ 78,060	$ 78,546

Condensed Statements of Operations

(in thousands)	Year Ended December 31, 2012	2011	2010
Income			
Equity in undistributed (loss) income of subsidiary	$ (11,206)	$ 2,248	$ (29,076)
Equity in trust	7	4	6
Total (loss) income	(11,199)	2,252	(29,070)
Expense	2,512	2,587	2,650
Net loss	$ (13,711)	$ (335)	$ (31,720)

Condensed Statements of Cash Flows

(in thousands)	Year Ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net loss	$ (13,711)	$ (335)	$ (31,720)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:			
Equity in undistributed loss (income) of subsidiary	11,206	(2,248)	29,076
Equity in trust	(7)	(4)	(6)
Stock-based compensation	46	-	-
Increase in other assets	(46)	-	-
Increase in accrued interest payable	2,512	2,486	628
Increase in other liabilities	2	-	-
Net cash used by operating activities	2	(101)	(2,022)
Cash Flows from Investing Activities:			
Investment in capital of subsidiary	-	(3,000)	(1,520)
Net cash used by investing activities	-	(3,000)	(1,520)
Cash Flows from Financing Activities:			
Increase in borrowed funds	-	-	1,900
Cash dividends	-	-	-
Proceeds from issuance of common stock, net of stock issuance costs	-	29	528
Net cash provided by financing activities	-	29	2,428
Increase (decrease) in cash	2	(3,072)	(1,114)
Cash at beginning of year	353	3,425	4,539
Cash at end of year	$ 355	$ 353	$ 3,425

Note 21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except share data)	Quarter Ending 2012 March 31,	June 30,	September 30,	December 31,
Interest income	$ 9,744	$ 9,424	$ 8,985	$ 8,874
Interest expense	2,573	2,343	2,206	2,096
Net interest income	7,171	7,081	6,779	6,778
Provision (credit) for loan and lease losses	(136)	(280)	3,792	689
Net interest income after provision (credit) for loan and lease losses	7,307	7,361	2,987	6,089
Non-interest income	1,450	1,544	1,659	(370)
Non-interest expense	9,922	9,872	11,167	10,777
Loss before income tax expense	(1,165)	(967)	(6,521)	(5,058)
Provision for income taxes	-	-	-	-
Net loss	$ (1,165)	$ (967)	$ (6,521)	$ (5,058)
Loss per share:				
Basic	$ (0.07)	$ (0.06)	$ (0.40)	$ (0.30)
Diluted	$ (0.07)	$ (0.06)	$ (0.40)	$ (0.30)

(in thousands, except share data)	Quarter Ending 2011 March 31,	June 30,	September 30,	December 31,
Interest income	$ 11,508	$ 11,283	$ 10,483	$ 9,662
Interest expense	4,128	3,874	3,059	2,806
Net interest income	7,380	7,409	7,424	6,856
Provision (credit) for loan and lease losses	1,744	765	(462)	(1,524)
Net interest income after provision (credit) for loan and lease losses	5,636	6,644	7,886	8,380
Non-interest income	3,982	3,457	2,340	3,170
Non-interest expense	10,144	9,912	10,660	11,114
(Loss) income before income tax expense	(526)	189	(434)	436
Provision for income taxes	-	-	-	-
Net (loss) income	$ (526)	$ 189	$ (434)	$ 436
(Loss) earnings per share:				
Basic	$ (0.03)	$ 0.01	$ (0.03)	$ 0.03
Diluted	$ (0.03)	$ 0.01	$ (0.03)	$ 0.03

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of December 31, 2012.

Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls and procedures were effective as of December 31, 2012.

The Company continually seeks to improve the effectiveness and efficiency of its internal control over financial reporting, resulting in frequent process refinement. There have been no changes to the Company's internal control over financial reporting during the Company's fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As a result of a provision of the Dodd-Frank Act, which, among other things, permanently exempted non-accelerated filers such as the Company, from complying with the requirements of Section 404(b) of Sarbanes-Oxley, which requires an issuer to include an attestation report from an issuer's independent registered public accounting firm on the issuer's control over financial reporting, this Annual Report on From 10-K does not include an attestation report of the Company's registered public accounting firm regarding the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for First National Community Bancorp, Inc. (the "Company"). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

As of December 31, 2012, management of the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (the "Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in the Framework, management determined that internal control over financial reporting was effective at December 31, 2012.

/s/ Steven R. Tokach
Steven R. Tokach
President and Chief Executive Officer

/s/ James M. Bone, Jr., CPA
James M. Bone, Jr., CPA
Executive Vice President and
Chief Financial Officer

Item 9B. Other Information

Amendment to the Company's Bylaws

On March 27, 2013, the Board of Directors (the "Board") of First National Community Bancorp, Inc. (the "Company") approved and adopted Amended and Restated Bylaws of the Company (the "Amended and Restated Bylaws"). The Amended and Restated Bylaws, effective March 27, 2013, include new provisions applicable when the Company fails to hold an Annual Meeting of Shareholders to establish (a) the notice requirement to be given by shareholders who seek to nominate directors or propose business to be brought before a shareholder meeting, and (b) the terms for each class of directors to be elected at the next annual meeting.

The Company's Amended and Restated Bylaws are set forth as Exhibit 3.2 to this Annual Report on Form 10-K.

Adoption of Compensation Plans

On November 28, 2012, the Board of Directors adopted the 2012 Employee Stock Grant Plan (the "2012 Grant Plan"), which became effective upon implementation on December 17, 2012, pursuant to which the Board authorized the grant of up to 16,000 common shares in order to make one-time grants of 50 common shares (plus a one-time payment of $25 to partially offset such employee's 2012 tax obligations in connection with the grant) to each active full and part-time employee of the Company, including executive officers. The Board of Directors granted 50 shares to each eligible employee of the Company, including executive officers, in exchange for services provided during the fiscal year.

On December 19, 2012, the Board of Directors approved three new non-equity incentive plans, a Staff Incentive Plan (the "SIP"), a Commercial Unit Incentive Plan (the "CIP") and an Executive Incentive Plan (the "EIP"), each to be effective on January 1, 2013.

Under the SIP, all regular employees meeting certain criteria are eligible for participation in the plan, including executive officers. Awards under the plan will be based on overall Company performance assessed against pre-defined performance factors, which includes a discretionary component based on individual employee performance. Participation, performance factors, thresholds, targets, maximums and other participation features are established each plan year and may change based on the objectives of the Company.

Under the CIP, all regular regional managers, business development officers and corresponding managers meeting certain criteria are eligible for participation in the plan, including executive officers. Awards under the plan will be based on individual and team performance assessed against pre-defined performance factors, which includes a discretionary component based on individual employee performance. Participation, performance factors, thresholds, targets, maximums and other participation features are established each plan year and may change based on the objectives of the Company.

Under the EIP, executives of the Company are eligible for participation in the plan (as determined by the President and Chief Executive Officer or the Board, as applicable). Awards under the plan will be based on overall Company financial performance assessed against predetermined performance factors, as well as unit, team, functional area and/or individual metrics which are determined by management at the beginning of each year.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Director Information

Each person serving on our Board of Directors must possess the individual qualities of competence, collegiality, integrity, accountability and high performance standards. Directors are expected to devote the time and effort necessary to be productive members of the Board, including learning the Company's business and doing all that is necessary to attend and actively participate in meetings. Information about each director of the Company, including such person's specific experience, qualifications and skills, can be found in the biographical information below.

Michael J. Cestone, Jr. (Director of the Company since 1998)
Mr. Cestone, 81, has been CEO of Mastriani Realty Co., a company that he also owns, since 1959. Mr. Cestone has served as the Secretary of the Board of Directors of the Company since 1998, as Secretary of the Board of Directors of the Bank since 1971, and as a director of the Bank since 1969. He has intimate knowledge of the Company through his years of experience with the Company. Mr. Cestone's experience in the land development and the building industry, involvement in the community and service as a director of the Bank for over 42 years qualifies him to serve as a director of the Company. Mr. Cestone is a Class A director whose term was to expire at the 2011 annual meeting of shareholders which has not yet been held.

Joseph Coccia (Director of the Company since 1998)
Mr. Coccia, 58, is President of Coccia Ford, Inc. (doing business as Coccia Ford Lincoln), a car dealership in Wilkes-Barre, Pennsylvania, and President of Eastern Auto Exchange, Inc. He has served as director of the Company and the Bank since 1998. Mr. Coccia's strong business background and knowledge of owning and operating a large local business, his broad community involvement, and his service as a director of the Company and Bank for over 14 years qualifies him to serve as a director of the Company. Mr. Coccia is a Class C director whose term expires at the 2013 annual meeting of shareholders.

Dominick L. DeNaples (Director of the Company since 1998)
Mr. Dominick L. DeNaples, 75, the Chairman of the Board of Directors of the Company and Bank since 2010, is President of Rail Realty Corp., Vice President of DeNaples Auto Parts Inc., and Vice President of Keystone Landfill, Inc., each of which he is also co-owner with his brother Louis A. DeNaples, has been a director of the Bank since 1987, and previously served as Vice Chairman of the Board of Directors of the Company from December 2009 until he was elected Chairman in May 2010. Mr. DeNaples' extensive business background, years of community and charitable involvement, including serving on the Boards of St. Joseph's Foundation and Center, Red Cross, Lackawanna College, Geisinger, and serving as President of the Boy Scouts of America Northeast Pennsylvania Council, and service as a director of the Company and Bank for over 25 years qualifies him to serve as a director of the Company. Mr. DeNaples is the brother of director Louis A. DeNaples and the uncle of director Louis A. DeNaples, Jr. Mr. DeNaples is a Class C director whose term expires at the 2013 annual meeting of shareholders.

Louis A. DeNaples, Jr. (Director of the Company since 2008)
Dr. DeNaples, Jr., 45, is a licensed physician and Medical Director of the Geisinger Community Medical Center Emergency Department in Scranton, Pennsylvania and also has served as a director on the Geisinger Community Medical Center's Board since 2005. He has served as director of the Company and the Bank since 2008. Dr. DeNaples serves as Director and Vice Chairman for The Community's Bank of Bridgeport Connecticut since 2001. Dr. DeNaples' understanding of the banking industry, service as a bank director for more than eleven years and considerable community and charitable involvement qualifies him to serve as a director of the Company. Dr.

DeNaples is the son of former director, Louis A. DeNaples and the nephew of director, Dominick L. DeNaples. Dr. DeNaples is a Class B director whose term was to expire at the 2012 annual meeting of shareholders, which has not yet been held.

Joseph J. Gentile (Director of the Company since 1998)
Mr. Gentile, 82, retired in 2010 as President of Dunmore Oil Company, Inc., a fuel distributor, after 30 years with that company. He also has been a director of Five Star Equipment, Inc., an industrial equipment dealer, since 1989. Mr. Gentile has served on the Board of Directors of the Bank since 1989. Mr. Gentile's strong business background, understanding of the local business and social community, community and charitable involvement and service as a director of the Bank for over 23 years qualifies him to serve as a director of the Company. Mr. Gentile is a Class A director whose term was to expire at the 2011 annual meeting of shareholders, which has not yet been held.

Thomas J. Melone (Director of the Company since 2011)
Thomas J. Melone, 54, was appointed as a Director of the Company in May 2011. Mr. Melone is a Partner at the Albert B. Melone Company where he has worked as a certified public accountant since 1984. He has served as director of the Company and the Bank since 2011. Mr. Melone is also an owner of Pro-Data Processing, Inc. Mr. Melone brings extensive accounting experience and expertise with respect to reviewing financial statements and materials. Mr. Melone is a graduate of King's College, Wilkes-Barre, Pennsylvania. Mr. Melone's business and accounting experience qualify him to serve as a director of the Company. Mr. Melone is a Class B director whose term was to expire at the 2012 annual meeting of shareholders, which has not yet been held.

John P. Moses (Director of the Company since 1999)
Mr. Moses, 66, has served as the Chairman of Blue Cross of Northeastern Pennsylvania since 1997, and as an attorney in private practice since 1971, including as Of Counsel at the law firm of Cozen & O'Connor since 2009. Mr. Moses has been a director of the Company and the Bank since 1999. During his career, he also has served as chair of the Northeast Pennsylvania Heart Association and as Chairman and President of the Board of Governors of St. Jude Children's Research Hospital ("St. Jude"), and as Chief Executive Officer for ALSAC, the fundraising arm of St. Jude. Mr. Moses also has had a distinguished career in public service, having served as a member of state commissions and as counsel to various state and local judicial, executive, legislative and administrative offices and non-profit organizations. He has received numerous awards for his contributions in public service, business, the law and charitable causes, most recently in 2009 as recipient of the Hope Award from the American Cancer Society. He also serves on the boards of Villanova University School of Law, Wilkes Law School Initiative and The Commonwealth Medical College. Admitted to practice law in Pennsylvania and before the U.S. Supreme Court, he is a graduate of the Villanova University School of Law. Mr. Moses' extensive business and legal background, community and charitable involvement and service as a director of the Company and Bank for over 13 years qualifies him to serve as a director of the Company. Mr. Moses is a Class C director whose term expires at the 2013 annual meeting of shareholders.

Steven R. Tokach (Director of the Company since 2011)
Steven R. Tokach, 66, has served as the President and Chief Executive Officer of the Company and the Bank since December 5, 2011. Mr. Tokach also serves as a director of the Company and the Bank. Previously, Mr. Tokach was retired from banking since 2006. Prior to that, he was Senior Vice President and Chief Credit Administrator for Community Bank, N.A., a multi-billion dollar bank with locations in upstate New York and Northeastern Pennsylvania, from 2004 to 2006. Mr. Tokach served as Regional President of First Liberty Bank & Trust, N.A., the Pennsylvania bank division of Community Bank, N.A, from 2001 to 2004. He served as President of First Liberty Bank in Jermyn, Pennsylvania from 1996 to 2001 and as Executive Vice President and Chief Operating Officer from 1991 to 1996. Prior to that, Mr. Tokach worked for three other banks located in Pennsylvania, serving as Vice President of First Eastern Bank from 1989 to 1991, as Vice President of Guaranty Bank, N.A. from 1986 to 1989 and as Vice President of The First National Bank of Jermyn from 1982 to 1986. Prior to his banking career, Mr. Tokach was a Bank Examiner with the Office of the Comptroller of the Currency (the "OCC") from 1968 to 1982, supervising or assisting in the examination of national banks. Mr. Tokach is a graduate of King's College, Wilkes-Barre, Pennsylvania, where he earned his bachelor's degree in accounting. He is a former member of the boards of directors of the Scranton Chamber of Commerce and the United One Credit Bureau. Mr. Tokach's extensive banking experience, knowledge of bank regulatory matters from his time with the OCC and accounting and financial background qualify him to serve as a director of the Company. Mr. Tokach is a Class B director whose term was to expire at the 2012 annual meeting of shareholders, which has not yet been held.

Directors during 2012 Who Are Not Currently Directors
Mr. Louis A. DeNaples, 72, has been a director of the Bank from 1972 and had served as Chairman of the Board of Directors of the Company from 1998 until he took a leave of absence from involvement with the Company and the Bank in February 2008. Shortly thereafter, the Federal Reserve Bank of Philadelphia (the "FRB") and the OCC suspended Mr. DeNaples from office and prohibited him from any participation in the affairs of the Company or the Bank. Mr. DeNaples resigned as a director of the Company, effective May 12, 2012, however he remains a director of the Bank. (Mr. DeNaples appealed the suspension and on January 29, 2013 the United States Court of Appeals for the District of Columbia ruled in his favor and issued a decision vacating the agencies' suspension orders and remanding on certain other matters. Prior to the court's decision, Mr. DeNaples did not actively serve as a director at any time during 2012.

Executive Officers Who Are Not Directors

Information regarding persons who are executive officers of the Company or the Bank and who are not directors of the Company is set forth below. Except as otherwise indicated, the occupation listed has been such person's principal occupation for at least the last five years.

James M. Bone, Jr.
Mr. Bone, 51, is Executive Vice President and Chief Financial Officer of the Bank, a position he has held since September 2012. Mr. Bone has been an employee of the Bank since 1986, serving as Executive Vice President and Chief Information Officer from May 2010 to August 2012; First Senior Vice President and Administrative Services Division Manager from July 2000 to April 2010; as Senior Vice President and Branch Administrator from January 1995 to June 2000; Vice President and Community Office Manager/Commercial Loan Officer from May 1992 to December 1994; Vice President and Loan Administration/Compliance Division Manager from January 1989 to May 1992; and Internal Auditor from July 1986 to December 1988. Mr. Bone is a licensed Certified Public Accountant. In addition, Mr. Bone owns a limited liability company ("LLC") through which he provides tax and consulting services to various individual clients and small businesses.

Gerard A. Champi
Mr. Champi, 52, is Chief Operating Officer of the Bank since March 2011. Prior to holding this position, he served as Interim President and Chief Executive Officer of the Company and the Bank and as a director of the Bank from March 2010 until February 2011. Mr. Champi has been with the Bank since 1991 and has served in various leadership roles in the Retail and Commercial Sales Divisions. He also currently serves on the Boards of the Greater Pittston Chamber of Commerce, the Greater Scranton Chamber of Commerce and the Lackawanna branch of the Blind Association. Mr. Champi also serves as member of the Advisory Board of Penn State Worthington Scranton, a campus of the Pennsylvania State University.

Joseph J. Earyes
Mr. Earyes, 56, is First Senior Vice President and Chief Retail Banking and Operations Officer of the Bank, a position he has held since March 2013. Prior to holding this position, he served as First Senior Vice President and Retail Banking Officer of the Bank from February 2011 to February 2013 and Senior Vice President and Retail Banking Officer of the Bank since December 2008. Mr. Earyes, who has FINRA Series 7 and 63 licenses, also is a financial services representative of Invest Financial Corporation through that entity's third party brokerage arrangement with the Bank. Prior to joining the Bank, Mr. Earyes was Chief Financial Officer of State Petroleum Distributors LLC, a wholesale fuel distributor from February 2006 to August 2008. Mr. Earyes has previous banking experience from his time as Executive Vice President and Chief Executive Officer of Fidelity Deposit and Discount Bancorp, Inc. of Dunmore, Pennsylvania, the holding company for The Fidelity Deposit and Discount Bank, from April 2001 to April 2004. Mr. Earyes is a licensed Certified Public Accountant and worked as a Partner in the Earyes/Alu LLP CPA firm that he co-owned from July 2004 to January 2006.

Lisa L. Kinney
Ms. Kinney, 43, is Senior Vice President and Retail Lending Officer & Consumer Lending Manager of the Bank, a position she has held since September 2008. Ms. Kinney has been an employee of the Bank since 1994, with her previous roles including Vice President and Indirect Lending Manager from January 2007 to September 2008; Vice President and Indirect Lending Officer from December 2005 to December 2006; and Assistant Cashier and Indirect Lending Officer from May 1998 to November 2005.

Donald H. Ryan
Mr. Ryan, 60, is the Human Resources Officer and Senior Vice President of the Bank since November 2011. Before joining the Company, Mr. Ryan was the Operations Director at Johnson College from June 2009 until September 2011 with responsibility for human resources, information technology and facilities. From 1997 to 2009, he was President and principal of The Ryan Group, a Northeastern Pennsylvania based human resources consulting firm. Prior thereto, Mr. Ryan held senior human resources positions at National Westminster Bancorp, U.S. Trust Company of New York and The Federal Reserve Bank of New York.

Executive Officers during 2012 Who Are Not Currently Executive Officers
David D. Keim served as the Chief Credit Officer of the Bank from August 2010 until his resignation in September 2012.

Sandra E. Laughlin served as Executive Vice President and Chief Risk Officer of the Bank from January 2011 until her resignation in October 2012.

Edward J. Lipkus, III served as Executive Vice President and Chief Financial Officer of the Bank from September 2010 until his resignation in August 2012.

Robert J. Mancuso served as First Senior Vice President and Chief Administrative Officer of the Bank from June 2010 until his resignation in December 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities ("10% Shareholders") to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% Shareholders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms received and a written representation from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during the year ended December 31, 2012 all filing requirements applicable to its officers, directors and 10% Shareholders under Section 16(a) were complied with on a timely basis, with the following exceptions.

The Company's executive officers (James M. Bone, Jr., Gerard A. Champi, Joseph J. Earyes, Lisa L. Kinney, Donald H. Ryan and Steven R. Tokach) inadvertently failed to file Forms 4 reflecting the grant of 50 shares to each of them in connection with the Company's employee stock grant on December 17, 2012. All required Form 4 filings have subsequently been made with the SEC.

Corporate Governance

General

The Board has an Audit Committee, Compensation Committee and Corporate Governance Committee, which also makes nominating decisions. The charters of these committees have been approved by the Board and are available on our corporate website at (*www.fncb.com/InvestorRelations/).*

Submission of Shareholder Proposals and Director Nominations

The Company has not yet held its 2011 and 2012 Annual Meetings of Shareholders and presently intends to hold an annual meeting in 2013. The Company intends to promptly notify shareholders when a date is set for the Annual Meeting of Shareholders. In order for a shareholder proposal or director nomination to be considered for inclusion in the Company's proxy statement for the Annual Meeting, the written proposal must be received a reasonable time before the Company begins to print and send its proxy materials.

In addition, the advance notice provisions in the Company's Amended and Restated Bylaws, require that the following additional information must be provided to the Company by a shareholder submitting a shareholder proposal: (i) the shareholder's name and address; (ii) a representation that the shareholder is a holder of record of shares of the Company and intends to appear in person or by proxy at the meeting to make the proposal; (iii) the number of and class of shares owned by the shareholder and any Shareholder Associated Person (as defined in the Bylaws), which information must be supplemented as of the record date; (iv) a description of any agreement, arrangement or understandings between the shareholder or any other person or persons, pursuant to which the business is to be proposed, which information must be supplemented as of the record date; (v) information regarding the shareholder's, Shareholder Associated Person's or certain affiliated partnership's ownership of derivative instruments (such as options, warrants, convertible security, etc.) or any other opportunity of the shareholder or Shareholder Associated Person to profit from a change in the value of shares of the Company and the existence of any hedging transactions, which information must be supplemented as of the record date; and (vi) any other information regarding the proposal that would be required under the SEC's proxy rules and regulations.

Director Independence

Currently, the Board of Directors has eight members. At the end of 2011, the Board had nine members, including Louis A. DeNaples, who resigned effective May 12, 2012. The Company evaluates the independence of directors under the SEC and NASDAQ stock market's standards for independence. The NASDAQ standards require the Board of Directors to be comprised of a majority of independent directors. The NASDAQ standards also require that, except for exceptional and limited circumstances, the Board of Directors maintain an audit committee comprised only of independent directors and that compensation and nomination decisions must be made only by independent directors.

Independence is reviewed at least annually to determine whether all existing and potential committee members are independent. For 2012, the Board of Directors determined that Louis A. DeNaples, Jr., Joseph J. Gentile, John P. Moses and Thomas J. Melone met the standards for independence. Following an amendment to the Company's Bylaws in April 2012, the Board of Directors determined that Dominick L. DeNaples also meets the standards for independence.

The Board adopted charters for its Compensation Committee and for its Corporate Governance Committee, which also makes nomination decisions. The Corporate Governance Committee and Compensation Committees are comprised of the following directors: Louis A. DeNaples, Jr., Chairman, Joseph J. Gentile, Thomas J. Melone and John P. Moses, all of whom were determined to meet the standards for independence.

In making its independence determinations, the Board considered that in the ordinary course of business the Company and the Bank may provide commercial banking and other services to some of the independent directors and to business organizations and to individuals associated with them. The Board also considered that in the ordinary course of business some business organizations with which an independent director is associated may provide products and services to the Company and the Bank. The Board has determined that, based on the information available to the Board, none of these relationships were material.

Audit Committee
The Board of Directors has a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, which is currently comprised of Thomas J. Melone, Audit Committee Chairman, John P. Moses and Joseph J. Gentile, all of whom are considered independent, as that term is defined by the SEC and in the NASDAQ listing standard related to audit committees. The Audit Committee met 10 times in 2012. The current Audit Committee charter, as amended and restated in 2012 is available on the Company's website at *www.fncb.com/InvestorRelations/* under the heading "Audit Committee Charter." The principal duties of the Audit Committee, as set forth in its amended charter, include reviewing significant audit and accounting principles, policies and practices, reviewing performance of internal auditing procedures, reviewing reports of examination received from regulatory authorities, and recommending, annually, to the Board of Directors the engagement of an independent certified public accountant.

Currently, the Board has identified Thomas J. Melone and John P. Moses as the Audit Committee financial experts. Mr. Melone qualifies as a financial expert based on his extensive accounting experience as a certified public accountant and as a partner of the Albert B. Melone Company. Mr. Moses qualifies as the financial expert based on his knowledge of financial statements, internal controls, and Audit Committee functions resulting from his prior role as Chief Executive Officer of ALSAC/St. Jude Children's Research Hospital and his current position as Chairman of BlueCross of Northeastern Pennsylvania.

Code of Business Conduct and Ethics
The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors and employees, including the President and Principal Executive Officer ("PEO"), Principal Financial Officer ("PFO") and Principal Accounting Officer ("PAO"). The Code includes guidelines relating to compliance with laws, the ethical handling of actual or potential conflicts of interest, the use of corporate opportunities, protection and use of the Company's confidential information, accepting gifts and business courtesies, accurate financial and regulatory reporting, and procedures for promoting compliance with, and reporting violations of, the Code. The Code of Business Conduct and Ethics is available on the Company's website at *www.fncb.com/InvestorRelations/* under the heading "Code of Ethics." The Company intends to post any amendments to its Code of Conduct and Ethics on its website and also to disclose any waivers (to the extent applicable to the Company's President, Principal Executive Officer, Principal Financial Officer or Principal Accounting Officer) on a Form 8-K within the prescribed time period.

Item 11. Executive Compensation.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Officer Compensation

Company Objectives
The Company is committed to responsible compensation practices and strives to balance sound risk management with the need to attract, hire, motivate and retain executive team members who will maximize successful performance. FNCB intends to provide executives with a balanced mix of fixed and variable pay. The purpose of all incentive plans is to motivate, reward and reinforce performance and achievement of team and/or individual goals in support of FNCB's strategic objectives for growth and profitability. They provide the opportunity for reward for meeting and exceeding established financial goals as well as recognition of individual achievements.

Under the heading "Executive Compensation Tables," you will find a series of tables containing specific information about the compensation earned or paid in 2012 to Mr. Steven R. Tokach, the current President and Chief Executive Officer and PEO of the Company, Mr. James M. Bone, Jr., the current Chief Financial Officer and PFO of the Company and Mr. Edward J. Lipkus, the former Chief Financial Officer and PFO of the Company. Compensation information is also presented for Mr. Gerard A. Champi, the current Chief Operating Officer of the Bank and former Interim Chief Executive Officer and President of the Company, Mr. Joseph J. Earyes, the Chief Retail Banking and Operations Officer of the Bank and Lisa L. Kinney, the Retail Lending Officer and Consumer Lending Manager of the Bank, the three most highly compensated executive officers of the Company (including officers of the Bank) who received total compensation of $100,000 or more during the fiscal year ended December 31, 2012, referred to as our "named executive officers" or "named executives." In addition, compensation information is presented for the following former named executives, Mr. Robert J. Mancuso, the former Chief Administrative Officer of the Bank and Ms. Sandra E. Laughlin, the former Chief Risk Officer of the Bank.

The overall executive compensation philosophy and strategy and primary objective of the Board of Directors with respect to executive compensation at FNCB is to provide a total compensation package that meets a number of interrelated goals. FNCB's compensation package is designed to:

1. Be balanced and competitive in the external market in a manner consistent with the Company's size and industry

2. Correlate with the Company's strategic business plan

3. Align the interests of executives with those of shareholders

4. Drive superior performance and reward executives for achievement

5. Enable FNCB to attract, motivate, develop and retain key executives whose experience, expertise and abilities will maximize the company's performance for the benefit of its shareholders without encouraging undue risk-taking that could materially threaten the safety and soundness of the Company

6. Achieve an appropriate mix of fixed and variable compensation

7. Equally support annual and long-term financial and strategic performance objectives as well as the stability of the organization

8. Ensure compliance with applicable regulations

9. Deliver executive compensation in a manner that is prudent and cost-effective

10. Support the mission, vision and values of the Company

Design of Compensation Program

In 2012, executive compensation decisions were made by the Compensation Committee of the Board of Directors. The Board of Directors' fundamental policy is to provide our executive officers with competitive compensation for their positions and to provide opportunities based upon their contributions to the Company's development and financial success as well as their personal performance in accordance with the overall design of the Company's compensation package.

The Role of Consultants

In 2012, the Company engaged Mosteller and Associates (Mosteller), a Pennsylvania-based human resources consulting firm, to conduct an Executive Compensation Reviews ("the 2012 Report"). The 2012 Report included: (1) a market review of the Company's executive positions against compensation levels of other similar financial institutions; and (2) recommendations for enhancements to the Company's overall executive compensation programs. The Company intends to utilize the Report as a foundation for executive compensation decisions during 2012 and 2013.

The Report included market data from proxy statement analysis of a peer group of banks as well as three published survey sources. Specific analysis and comment was provided for each of the executive pay components (base, short term incentive, long-term incentive, and all other) as well as total compensation, upon which the Board was able to base executive compensation decisions throughout the year. The results of the study reflected in the 2012 Report provided the Board and management a solid base of relevant information upon which to develop compensation strategy and to base compensation-related decisions.

The Company also engaged Mosteller to design Short Term and Long Term Incentive Compensation Plans to be used to attract, motivate and retain the Company's executives and employees.

On December 19, 2012, the Board of Directors approved three Short Term Incentive Plans to be effective for calendar year 2013. These include an Executive Incentive Plan (the "EIP"), a Commercial Incentive Plan (the "CIP") and a Staff Incentive Plan (the "SIP"). Each of these plans are designed to link annual cash compensation awards to specific Bank financial targets and individual performance metrics. According to the terms of these Incentive Plans, the Board of Directors are responsible for establishing the Bank-wide financial targets that are utilized to trigger funding of the Plans. The Board of Directors determines the individual performance goals used to evaluate the President. For all other executives and employees, management is responsible for establishing individual performance goals which, in conjunction with achievement of Bank-wide financial goals, are used to determine individual awards. Each of the incentive plans provides for a potential claw back of award payments if the relevant performance measures on which they are based are restated or otherwise adjusted within a 36- month period following the public release of the financial information.

On January 24, 2013, the Board of Directors approved the design of a Long Term Incentive Plan (the "LTIP") that it intends to present to shareholders for approval in 2013. Upon obtaining shareholder approval, the Board intends to make initial awards in 2013 under the terms of this Plan. The proposed LTIP is designed to reward executives and key employees for their contributions to the long term success of the Company, primarily as measured by the increase in the Company's stock price. The proposed LTIP plan design provides the Board with the authority to offer several different types of long term incentives including Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units and Performance Shares.

In addition, the Company continues to engage Mosteller to provide consulting services on an ongoing basis, advising with regard to executive and broad-based compensation matters as well as a variety of human resources topics. The Board chose Mosteller because of its expertise in the field of Human Resources, the industry of financial services and the geographic footprint of the Bank and their base of understanding of the organization.

The Role of Management
Input from senior management, including the Chief Executive Officer and the Human Resources Officer, along with our external consultants was critical in order to permit the Board and Compensation Committee to make informed and appropriate decisions. Input from senior management may include:

- Performance summaries for management team members and recommendations regarding compensation;
- Results from executive compensation studies and related recommendations and analysis; and
- Data and recommendations for changes necessary to ensure continued market competitive nature of FNCB's overall compensation package and/or the individual components of executive compensation.

Each member of senior management excuses himself or herself from all Board and Compensation Committee discussions of that individual's compensation level.

Benchmarking and Peer Group

During 2012, the Company utilized a peer group based on industry, asset size, organizational structure, performance levels and geographic location. The Company has selected the peer group to provide comparative market data for executive compensation pay levels.

This peer group reflects financial organizations from the Mid-Atlantic states with asset size ranging from approximately $580 million to almost $2.3 billion as of December 31, 2011. We believe these companies are an appropriate group against which to benchmark our compensation. This peer group was adjusted in conjunction with Mosteller's 2012 Report to be more reflective of the Company's current asset size and current regional competitors.

Below is a listing of the peer group used by the Company to benchmark its executive compensation:

ACNB Corp.
Alliance Financial Corp.
AmeriServe Financial, Inc.
Bryn Mawr Bank Corp.
CNB Financial Corp.
Canandaigua National Corp.
Citizens & Northern Corp.
Codorus Valley Bancorp, Inc.
Dimeco, Inc
ESSA Bancorp, Inc.
Fidelity D&D Bancorp, Inc.
First United Corporation
Norwood Financial Corp.
Orrstown Financial Services Inc.
Penseco Financial Services Corp.
Republic First Bancorp, Inc.
Univest Corp of Pennsylvania
VIST Financial Corp.

Material Differences in Named Executive Officers' Compensation
The overall factors that come into consideration when making executive compensation decisions include the following:

- Compensation philosophy and strategy;
- Individual performance relative to goals;
- Corporate performance;
- Budgetary constraints;
- Regulatory requirements;
- Competitive market data received from external compensation consultant including best practices in the marketplace;
- Ability to retain and attract executive employees;
- External economic and industry environment; and
- Risk assessment considerations.

The named executive officers receive base salaries commensurate with their positions and responsibilities. In determining the appropriate types and amounts of compensation for the President and Chief Executive Officer each year, the Board of Directors evaluates both corporate and individual performance. The corporate factors include the financial performance of the Company, including return on stockholders' equity, return on assets, asset quality and trends in the foregoing measures, the performance of the Company's stock price, comparative results achieved by the Company's peer group institutions, and progress in realizing the Company's long-term business plan. The individual factors include initiation and implementation of successful business strategies, formation of an effective management team and various personal qualities, including leadership. In determining the appropriate types and amounts of compensation for the named executive officers, other than the President and Chief Executive Officer, the Board of Directors takes into consideration the officer's experience, expected personal performance and salary levels for comparable positions.

Compensation Components

The compensation package for each named executive officer is comprised primarily of base salary, short-term incentives in the form of cash bonuses and long-term stock-based incentive awards. The Company also offers executives who meet the eligibility requirements the opportunity to participate in a nonqualified deferred compensation plan, in addition to a 401(k) Profit Sharing Plan and health and welfare benefits available to all of the Bank's employees.

Base Salary

The Bank has established salary ranges that are competitive with our peer group and the banking industry in our local region. Each job classification has been evaluated based upon the required skills, knowledge, responsibility and experience needed. Salary increases are based upon merit, performance, quality of work, and other job related factors. Salary increases are not guaranteed and a satisfactory performance review may not warrant an increase. The base salary for each named executive officer is determined based upon experience, personal performance, salary levels in effect for comparable positions both in and outside of the banking industry, internal base salary comparability considerations and the responsibilities assumed by the named executive officer. The weights given to these factors differ from individual to individual as the Board determines is appropriate. Base salaries are reviewed annually and adjusted from time to time, based on our review of market data and assessment of Company and individual executive performance.

Please refer to "Executive Compensation Tables" below for additional information on compensation of our named executive officers.

Short-Term Incentive Program/Cash Bonuses

In 2012, executives were eligible for annual short-term incentives through a discretionary program that was based upon the Board of Directors' subjective assessment of the Company's performance as compared to both budget and prior fiscal year performance, as well as the individual contributions of the executives. Though individual contributions are considered when awarding bonuses, if any, neither the compensation committee nor the Board of Directors has established performance targets that, when reached, automatically provide a bonus. The amount of each individual bonus is not affected by nor does it affect any other form of compensation. Based on the Bank's overall performance levels in 2012, the Board did not award any cash bonuses.

On December 19, 2012, the Board approved the new EIP to be effective during calendar year 2013. This Plan is designed to link annual cash bonus awards to specific bank financial targets and individual performance metrics. According to the terms of the EIP, the Board of Directors are responsible for establishing the bankwide financial targets which are utilized to trigger funding of the EIP. The Board of Directors determines the individual performance goals used to evaluate the President. For all other executives, the President and Chief Operating Officer are responsible for establishing individual performance goals which, in conjunction with achievement of bank-wide financial goals, are used to determine individual awards. The EIP provides for a potential claw-back of award payments if the relevant performance measures on which they are based are restated or otherwise adjusted with a 36-month period following the public release of the financial information.

Long-Term Incentive Program

The Company believes that stock ownership by management and equity-based performance compensation arrangements are useful tools to align the interests of management with those of the Company's shareholders. Where executives are shareholders themselves, the executives will realize a direct benefit by achieving the objective of maximizing shareholder value.

During 2012, the Company had in place two stock incentive plans: the 2000 Stock Incentive Plan (the "Stock Incentive Plan") and the 2000 Independent Directors' Stock Incentive Plan (the "Directors' Stock Plan," and together with the Stock Incentive Plan, the "Company Plans"), each of which expired on August 30, 2010 and, as such, no additional awards have been granted from either plan, though the expiration of these plans does not affect any awards outstanding as of the expiration date of the plan.

Prior to the expiration of the Company Plans, the Company's executives were eligible to receive "qualified" stock options, "non-qualified" stock options, stock appreciation rights and restricted stock under the Company Plans, which have each been approved by the Company's shareholders. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies publicly-held corporations a federal income tax deduction for compensation exceeding $1,000,000 paid to the Chief Executive Officer or any of the four other highest paid executive officers, excluding performance-based compensation. The Stock Incentive Plan was designed and has been administered in a manner to enable the Company to deduct compensation attributable to options and without regard to such deduction limitation. The Company has outstanding awards of stock options issued under each of the Company Plans. During 2009, the

Company granted 74,600 shares worth of stock options. No stock options or other equity based awards were granted in 2010, 2011 or 2012. In February 2011, the Board dissolved the Stock Option Committee, which had previously been authorized to award grants of stock options and other long-term incentives to key employees and officers, and the Compensation Committee assumed responsibility for the administration of the Company Stock Plans.

Under the Stock Incentive Plan, shares of common stock are subject to issuance upon the exercise of incentive stock options ("ISOs"), non-incentive stock options ("Non-ISOs") and Stock Appreciation Rights ("SARs"), and the award of shares of restricted stock to such key officers or other employees of the Company or the Bank as the Committee may designate. However, only incentive stock options were ever awarded under the Stock Incentive Plan. The exercise price of qualified stock options under the Stock Incentive Plan was not permitted to be less than 100% of the fair market value of the common stock on the date of grant, as determined in the Stock Incentive Plan.

If a participant who was awarded a qualified incentive stock option ceases to be employed by the Company or the Bank for any reason other than his or her death or disability, the participant may be permitted to exercise the option during its remaining term for a period of not more than three (3) months after cessation of employment to the extent that the qualified option was then and remains exercisable.

The grants are to be exercised at a fixed price of fair market value on the date of grant. The grant dates are based on the last Company meeting of the applicable year in which they were granted. The awards are not timed to the release of any information. Under the Stock Incentive Plan, the time period during which any qualified incentive stock option is exercisable, as determined by the Committee, does not commence before the expiration of six (6) months or continue beyond the expiration of ten (10) years after the date such option is awarded. As incentive compensation, the granting of stock options was not taken into account when determining other factors of compensation for the named executive officers.

The Company Plans provide that the aggregate number of shares of common stock remaining available for grant under the respective Company Plan may be adjusted for certain events, such as mergers, consolidations, stock dividends, stock splits, continuation or similar events in which the number or kind of shares is changed without receipt or payment of consideration by the Company.

On November 28, 2012, the Board of Directors adopted the 2012 Employee Stock Grant Plan (the "2012 Grant Plan"), which became effective upon implementation on December 17, 2012, pursuant to which the Board authorized the grant of up to 16,000 common shares in order to make one-time grants of 50 common shares (plus a one-time payment of $25 to partially offset such employee's 2012 tax obligations in connection with the grant) to each active full and part-time employee of the Company, including executive officers. This one-time program was implemented to provide employees with a long term financial interest in the Company's future growth and profitability by providing them with Company ownership in the form of common shares.

On January 24, 2013, the Board of Directors approved the design of a new Long Term Incentive Plan (LTIP) that it intends to present to shareholders for approval in 2013. Upon obtaining shareholder approval, the Board intends to make initial awards in 2013 under the terms of this Plan. The proposed LTIP is designed to reward executives and key employees for their contributions to the long term success of the Company, primarily as measured by the increase in the Company's stock price. The proposed LTIP plan design provides the Board with the authority to offer several different types of long term incentives including Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units and Performance Shares.

Profit Sharing and 401(k) Plan

Supplemental compensation is provided in the forms of a profit sharing plan and a 401(k) plan. These items are structured to be moderately competitive within the peer market. The amount of money which the Bank contributed to the profit sharing and 401(k) plans is not taken into account when determining the amounts of other forms of compensation.

The Bank has adopted the First National Community Bank 401(k) Profit Sharing Plan (the "401(k) Profit Sharing Plan"), a tax qualified retirement savings plan pursuant to which our employees, including the named executive officers, are able to make pre-tax or Roth contributions from their cash compensation. The 401(k) Profit Sharing Plan provides for a discretionary employer contribution, which is determined each year by the Board of Directors, in the form of profit sharing. For the year 2012, the Board of Directors did not declare a profit sharing contribution. In 2011 and until August 31, 2012, the plan did not allow matching contributions to the 401(k) plan.

Effective as of September 1, 2012, the Board of Directors amended the Profit Sharing and 401(k) Plan to permit a Bank provided match to employee 401(k) contributions. The Board of Directors has approved a 50% match to an employee's first 4% of payroll contribution. The match is subject to amendment at the Board of Director's discretion. Additionally, as of September 1, 2012, the eligibility requirements for the Profit Sharing and 401(k) Plan were amended by the Board of Directors. As of that date, employees who have attained the age of 21 are eligible to participate on the first day of the month following their day of hire.

Deferred Compensation Plan
All officers of the Bank employed at the beginning of a year for at least two (2) years with earnings in excess of $40,000 annually are entitled to participate in the Bank's Director's and Officer's Deferred Compensation Plan, as amended ("Deferred Compensation Plan"). The Deferred Compensation Plan allows named executive officers who have been employed by the Bank for ten or more years to defer up to 25% of their compensation, including base salary and cash bonuses. All other eligible named executive officers may defer up to 15% of their compensation. The Deferred Compensation Plan is designed to provide a long-term incentive to remain in the employ of the Bank.

An account for each participant is maintained and credited with deferred compensation on the date such compensation would have been paid to a participant had no election to defer been made. The interest rate to be credited on account balances in the Deferred Compensation Plan was reviewed by the Board during 2010 and the Deferred Compensation Plan was amended prior to December 31, 2010. The amendment provides for the interest rate to be determined each year based on the sum of 1% plus the average of the one-year U.S. Treasury Bill rates in effect on and between December 1 and December 15 of the Plan Year to which it applies. There is no minimum rate in this amendment. This amendment was adopted by the Board on December 29, 2010 and applied to accounts for the December 31, 2010 interest crediting and thereafter.

The Bank's obligation under the Deferred Compensation Plan is an unfunded and unsecured promise to pay. The Bank is not obligated to fund any of such obligations, but it may, in its sole discretion, elect to fund the Deferred Compensation Plan in whole or in part. To date, the Company has not funded any Deferred Compensation Plan obligations. As such, executive officer and other participant account balances in the Deferred Compensation Plan are unsecured and at-risk, meaning the balances may be forfeited in the event of the Company's financial distress such as bankruptcy. The Bank does not match executive deferrals to the Deferred Compensation Plan.

Participants, including each of the named executive officers, are immediately vested in their account balance in the deferred compensation plan. The benefit payments to be made to a participant under the Deferred Compensation Plan begin on the first business day of the month after the participant's "normal retirement date," which is the date on which a participant reaches age 60, the date on which he has been a participant for five years, or his or her termination of service, whichever is later. "Termination of service" means the participant's ceasing to serve as a Director or Officer of the Bank for any reason whatsoever, voluntary or involuntary, including by reason of death or disability. The participant will receive equal monthly or annual installments over the period chosen, the amount of such payments being determined by annuitizing the amount in his Deferred Compensation Plan account, plus interest.

Distributions are paid in a lump sum or in annual or monthly installments according to the participant's designation, provided, however, that the Bank may, subject to approval by the Board of Directors, pay the participant's Deferred Compensation account in annual payments upon such Participant's termination of service. All distributions are also subject to any regulatory requirements, as in effect from time to time.

Additional Employee Benefit Plans
The Bank also provides additional benefit programs to employees including health, vision and dental insurance, life and long-term and short-term disability insurance.

Supplemental Life Insurance for Certain Executive Officers
Certain executive officers also participate in the Company's supplemental executive life insurance plan which provides a split-dollar share of death benefits to the executive's beneficiary, depending upon the executive's eligibility to receive payments. The plan is funded with bank-owned life insurance and is used to provide an additional benefit to certain executives with a minimal cost to the Company. Split-dollar life insurance plans are widely available in the banking industry, because it allows the employer to recover its plan costs upon the death of the executive, and the executive's beneficiary to receive a split of the insurance proceeds. This benefit provides additional incentive for continued employment with the Company.

These benefits are provided to further incent longevity with the Company and also to provide an executive benefit package that is fully competitive within our industry and market place. The costs of providing such benefits to all eligible employees are not considered when determining specific salaries of the Named Executives Officers and are seen as a worthwhile investment in employees that will help keep the employee productive and engaged.

Perquisites
The Company provides a Company-owned vehicle to several of the named executive officers, as their positions require travel offsite frequently for Bank business. The provision of a Company vehicle to these individuals is viewed by the Board as a normal benefit in the highly competitive financial services industry.

Country club memberships, the dues for which are paid by the Company, are provided to certain of our named executive officers and used as a vehicle to attract, retain and expand customer relationships. They are viewed as an important resource for certain named executive officers to further the business of the Bank.

Employment and Severance Arrangements

Other than as described below under the heading "Potential Payments Upon Termination or Change of Control," none of the executive officers or directors of the Company or the Bank is party to an individual employment contract or any other agreement with the Company or the Bank containing severance and/or change in control arrangements with the Company or the Bank.

Inter-Relationship of Elements of Total Compensation

FNCB's executive compensation philosophy and strategy is intended to be competitive in the marketplace and reward executives for strong performance through multiple compensation vehicles and to not reward executives for weak performance. All of the components are balanced, integrated, and designed to provide a total compensation environment which will enhance the executives' relationship with the Company and support the growth of overall shareholder value.

The various elements of the total compensation package are subtly interrelated based on a variety of factors. While there is not a direct relationship between components, if in a given year the Board or Compensation Committee decides, for purposeful reasons, to "overweight" one component of total compensation (as compared to the market) they may "underweight" another so that total compensation remains competitive. The Company has not yet held its annual meeting for 2011, 2012 or 2013 and thus has not held or considered the results of a shareholder advisory vote on executive compensation. The Company presently plans to hold an annual meeting in 2013.

Equity Ownership Guidelines

We have no equity or security ownership requirements or guidelines for executive officers, however, all of the executive officers, except those who joined the Bank since 2010 (other than Steven R. Tokach who is required to own shares of the Company as a director of the Bank), own common stock or options to purchase common stock pursuant to our equity compensation plans. Pursuant to the Company's Bylaws, shareholders who submit proposals for inclusion in the Company's proxy statement must disclose details regarding hedged positions.

Risk Analysis of Incentive Compensation Programs

The Board of Directors evaluated the Company's compensation policies and practices for its employees and concluded that our compensation programs are appropriately structured to reward prudent risk taking, but do not encourage or promote inappropriate risk taking and do not pose a material risk to the Company, and are not reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION TABLES

The following table sets forth a comprehensive overview of the compensation for the Company's named executive officers for 2012.

Summary Compensation Table

Name and Principal Position	Year	Salary		Stock Awards [1]	Change in pension value and non-qualified deferred compensation earnings [2]	All Other Compensation		Total
Steven R. Tokach, President and Chief Executive Officer of the Company and the Bank	2012	$ 300,025		$ 153	$ -	$ 6,290	[3]	$ 306,468
	2011	17,308	[4]	-	-	-		17,308
James M. Bone, Jr., Executive Vice President and Chief Financial Officer of the Company and the Bank and former Chief Information Officer of the Bank	2012	$ 173,267		$ 153	$ 476	$ 1,516	[5]	$ 175,412
	2011	148,000		-	456	91	[5]	148,547
	2010	132,239		-	-	341	[5]	132,580
Edward J. Lipkus, Executive Vice President and Chief Financial Officer of the Company and the Bank	2012	$ 120,260	[6]	$ -	$ -	$ 66,317	[7]	$ 186,577
	2011	165,000		-	-	819	[7]	165,819
	2010	45,692	[6]	-	-	15,000	[7]	60,692
Gerard A. Champi, Chief Operating Officer of the Bank and former Interim President and Chief Executive Officer of the Company and Bank	2012	$ 230,463		$ 153	$ 3,766	$ 76,877	[8]	$ 311,259
	2011	223,500		-	3,607	11,339	[8]	238,446
	2010	216,300		-	-	7,421	[8]	223,721
Joseph J. Earyes, First Senior Vice President and Chief Administrative Officer	2012	$ 121,786		$ 153	$ -	$ 16,738	[9]	$ 138,677
Lisa L. Kinney, Senior Vice President and Retail Lending Officer	2012	$ 114,344		$ 153	$ 324	$ 7,610	[10]	$ 122,431
Sandra E. Laughlin, Executive Vice President and Chief Risk Officer	2012	$ 143,595	[11]	$ -	$ -	$ -		$ 143,595
	2011	153,577	[11]	-	-	10,000	[12]	163,577
Robert J. Mancuso, First Senior Vice President, Chief Administrative Officer	2012	$ 147,161	[13]	$ -	$ 3,766	$ 51,521	[14]	$ 202,448
	2011	145,388		-	3,273	2,500	[14]	151,161
	2010	132,354		-	-	4,201	[14]	136,555

[1] The amounts listed represent the fair market value of the shares awarded on December 17, 2012, the date of the grant.

[2] The amounts listed represent the sum of the change in actuarial present value of the officer's benefit under the plan from the 2011 measurement date to the 2012 measurement date and interest earned on the balances in the named executive officers non-qualified deferred compensation plan accounts at rates that exceed 120% of the applicable federal long-term rate.

[3] For Mr. Tokach, for 2012 this amount represents country club dues in the amount of $3,075 and an automobile allowance in the amount of $3,215.

[4] For Mr. Tokach, this amount represents the portion of his base salary earned from December 5, 2011, when he started with the Company, until the end of the year.

[5] For Mr. Bone, this amount includes an employer match to the Bank's 401(k) Profit Sharing Plan earned and accrued in the amounts of $1,417, $0 and $0, premiums paid to purchase split-dollar life insurance in the amounts of $99, $91, and $86, and premiums paid to purchase disability income insurance in the amounts of $0, $0, and $255, in each case, for 2012, 2011 and 2010, respectively.

[6] For Mr. Lipkus, for 2012 this amount represents the portion of his base salary through his termination date of August 31, 2012; for 2010 this amount represents the portion of his base salary earned from September 16, 2010, when he started with the Company, until the end of the year.

[7] For Mr. Lipkus, for 2012 this amount includes severance payments of $50,769 and vacation payout of $15,548; for 2011, this amount includes country club dues in the amount of $819; and for 2010 this amount includes $15,000 of relocation expenses.

[8] For Mr. Champi, includes contributions to the Bank's 401(k) Profit Sharing Plan earned and accrued in the amounts of $1,417, $0 and $0, country club dues in the amounts of $12,430, $8,553 and $4,279, an automobile allowance of $2,750, $2,687, and $2,680, premiums paid to purchase split-dollar life insurance in the amounts of $108, $99, and $91, and premiums paid to purchase disability income insurance in the amounts of $0, $0, and $371, and a vacation payout in the amount of $60,172, $0, and $0 in each case, for 2012, 2011 and 2010, respectively.

[9] For Mr. Earyes, includes country club dues in the amount of $5,079, an automobile allowance in the amount of $2,313 and vacation payout in the amount of $9,346 for 2012.

[10] For Ms. Kinney, includes an automobile allowance in the amount of $2,110 and a vacation payout in the amount of $5,500 for 2012.

[11] For Ms. Laughlin, for 2012, this amount represents the portion of her base salary through her termination date of October 26, 2012; for 2011, this amount represents the portion of her base salary earned from January 20, 2011, when she started with the Company, until the end of the year.

[12] For Ms. Laughlin, this amount represents $10,000 of relocation expenses.

[13] For Mr. Mancuso, for 2012, this amount represents the portion of his base salary through his termination date of December 17, 2012.

[14] For Mr. Mancuso, includes contributions to the Bank's 401(k) Profit Sharing Plan earned and accrued in the amounts of $906, $0, and $0, country club dues in the amounts of $0, $2,161, and $2,997, an automobile allowance of $0, $204, and $842, premiums paid to purchase split-dollar life insurance in the amounts of $144, $135, and $127, premiums paid to purchase disability income insurance in the amounts of $0, $0, and $235, and a vacation payout in the amounts of $50,471, $0 and $0 in each case, for 2012, 2011 and 2010, respectively.

As reflected in the table above, in keeping with the compensation philosophy to provide executives with a balanced mix of compensation components and to enable the Company to attract, retain and motivate key executives, base and bonus compensation components were realigned during 2010. The Company's compensation philosophy is to provide for base compensation levels that are in line with the market together with a more conservative bonus opportunity also in alignment with the market. Where appropriate, base salaries were increased to reflect market-competitive compensation levels and to recognize increased responsibilities and expectations. As the Company's performance did not warrant bonus payment with respect to 2012, 2011 or 2010, none were made. The Company did, however, make one-time grants of 50 common shares of the Company pursuant to the 2012 Grant Plan (described below) to each eligible employee, including executive officers in order to align the employees' interest with the long-term financial interest of the Company. A structured executive incentive compensation program that provides for market-competitive bonus awards for achievement of defined corporate performance goals is under development for utilization in 2013 and future years, including the adoption of the SIP, CIP and EIP and upon approval of the shareholders, the LTIP, each as described in this Item 11 under the heading "Compensation Components."

Grants of Plan-Based Awards

The Company's equity compensation plans include the 2000 Independent Directors Stock Option Plan and the 2000 Stock Incentive Plan which were approved by shareholders on May 16, 2001. Both of the Company Stock Plans expired on August 30, 2010. No stock options were awarded in under either of the Company Stock Plans in 2011 or 2012.

On November 28, 2012, the Board of Directors adopted the 2012 Grant Plan pursuant to which the Board of Directors granted 50 shares to each eligible employee of the Company, including executive officers, as described in this Item 11 under the heading "Compensation Components."

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth, on an award by award basis, information concerning all awards of stock options held by named executive officers at December 31, 2012. All options were granted with an exercise or base price of 100% of market value as determined in accordance with the applicable plan. The number of shares subject to each award as well as the exercise and/or base price has been adjusted to reflect all stock dividends and stock splits effected after the date of such award but have not otherwise been modified.

Outstanding Equity Awards at Fiscal Year End
Option Awards
December 31, 2012

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Steven R. Tokach	-	-	-	-
James M. Bone, Jr.	4,125	-	$ 10.01	11/26/2013
	1,375	-	16.71	11/24/2014
	1,650	-	19.31	11/23/2015
	1,650	-	23.13	11/29/2016
	2,500	-	16.90	11/13/2017
	4,000	-	10.81	1/5/2019
Edward J. Lipkus	-	-	-	-
Gerard A. Champi	5,500	-	$ 10.01	11/26/2013
	1,925	-	16.71	11/24/2014
	2,337	-	19.31	11/23/2015
	2,337	-	23.13	11/29/2016
	3,500	-	16.90	11/13/2017
	5,600	-	10.81	1/5/2019
Joseph J. Earyes	-	-	-	-
Lisa Kinney	687	-	$ 19.31	11/23/2015
	687	-	23.13	11/29/2016
	1000	-	16.90	11/13/2017
	1600	-	10.81	1/5/2019
Sandra E. Laughlin	-	-	-	-
Robert J. Mancuso	-	-	-	-

Options Exercised and Stock Vested

None of the named executive officers exercised any options during 2012. No awards other than stock options were outstanding under the Company's Stock Plans at December 31, 2012. The following table provides information as of and for the year ended December 31, 2012 for the named executive officers regarding their participation in the Officers' Deferred Compensation Plan.

Non-Qualified Deferred Compensation Table
December 31, 2012

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Steven R. Tokach	$ -	$ -	$ -	$ -	$ -
James M. Bone, Jr.	-	-	476	-	42,092
Edward J. Lipkus	-	-	-	-	-
Gerard A. Champi	-	-	3,766	-	332,909
Joseph J. Earyes	-	-	-	-	-
Lisa Kinney	-	-	324	-	28,636
Sandra E. Laughlin	-	-	-	-	-
Robert J. Mancuso	-	-	3,766	-	302,056

The aggregate earnings listed in this table are included in the non-qualified deferred compensation earnings column of the Summary Compensation Table. For a discussion of the types of compensation permitted to be deferred (and any limitations), the measures for calculating interest and the material terms with respect to payouts, withdrawals and other distributions, see the above discussion under the heading "Compensation Components—Deferred Compensation Plan."

Potential Payments upon Termination or Change of Control

Directors' and Officers' Deferred Compensation Plan

The named executive officers and all other participants are vested in their account balance in the deferred compensation plan. As such, upon ceasing to serve as an officer of the Bank for any reason whatsoever, voluntary or involuntary, including involuntary termination for cause, termination on a change of control, voluntary termination, early retirement or by reason of death or disability, the amount of the Deferred Compensation Plan account balance of such named executive officer will be payable pursuant to the terms of the Deferred Compensation Plan. Amounts payable under the Deferred Compensation Plan are unsecured, unfunded, obligations of the Bank. Information regarding amounts to which named executives would be entitled under any such termination scenario, in the event of a termination as of December 31, 2012, are set forth in the table below. See the narrative detail above under "Compensation Disclosure and Analysis — Deferred Compensation Plan Information" for additional information on the timing of such payments, which are subject in part to an election by such officer, and the age and length of such officer's service with the Bank.

In December 2012, Mr. Mancuso notified the Board of Directors that he was resigning from the Company and the Bank, effective December 21, 2012. At this time, Mr. Mancuso had deferred $302,056 under the Deferred Compensation Plan which becomes payable, with interest at the applicable plan rate, starting the month after he reaches the age of 60 in June 2017.

Deferred Compensation upon Severance
December 31, 2012

Name	Amount Payable Upon Termination Event (1)
Steven R. Tokach	$ -
Gerard A. Champi	332,909
James M. Bone Jr.	42,092
Joseph J. Earyes	-
Lisa Kinney	28,636

(1) Represents the amount payable to the indicated named executive officer under the Deferred Compensation Plan upon the following triggering events, assuming that such event occurred as of December 31, 2012: Voluntary Termination; Early Retirement; Normal Retirement, Involuntary Termination — Not for Cause; Involuntary Termination - For Cause; Involuntary Termination - For Good Reason (Change in Control); Disability; Death. Participants may elect to have their account paid commencing at the time prescribed by the Plan, in equal annual payments beginning with five (5) years and increasing in five (5) year increments up to thirty (30) years. Participants may also elect equal monthly payments which correspond to the annual yearly schedule.

Company Stock Plans

Options issued under the Company Stock Option Plans are subject to accelerated vesting and remain exercisable upon or in connection with the occurrence of certain change of control events. In addition, any such stock option awards may remain exercisable for up to three months (or longer in the case of death or disability) upon the termination of any of our named executive officers' employment for any reason. As of February 28, 2013 based on the closing market price of $3.45 per share, the exercise price of all options held by executive officers is greater than the current market price per share. Therefore, we do not expect that the options would be exercised upon a change in control or termination of employment.

The foregoing narrative regarding payments on a change in control or other termination of employment does not reflect payments that would be provided to each named executive officer under the 401(k) Profit Sharing Plan following termination of employment, or under the Company's disability or life insurance plan in the event of death or disability, as applicable, on the last business day of the fiscal year ended December 31, 2012 because these plans are generally available to all regular employees similarly situated in age, years of service and date of hire and do not discriminate in favor of executive officers.

Director Compensation

The following table sets forth information regarding compensation paid to, or earned by, non-employee directors of the Company during the fiscal year ended December 31, 2012 for service as members of the Company and Bank Boards of Directors.

DIRECTOR COMPENSATION TABLE

Director Compensation
December 31, 2012

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Change in Pension value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Michael J. Cestone	$ 40,000 [1]	$ -	$ -	$ -	$ -	$ 40,000
Joseph Coccia	30,000	-	-	-	-	30,000
Dominick L. DeNaples	30,000	-	-	-	-	30,000
Louis A. DeNaples, Jr.	30,000	-	-	-	-	30,000
Joseph J. Gentile	30,000	-	-	-	-	30,000
Thomas J. Melone	30,000	-	-	-	-	30,000
John P. Moses	30,000	-	-	4,386	-	34,386
Steven R. Tokach [2]	-	-	-	-	-	-

[1] Includes a $30,000 director's fee and $10,000 for service as Secretary of the Board of Directors.
[2] Mr. Tokach does not receive compensation as a member of the Board of Directors.

Directors received no remuneration for attendance at the Company's board meetings. All nonemployee members of the Bank's Board of Directors receive an annual retainer of $30,000, payable at a rate of $2,500 per month, for each month or portion thereof that the director serves as a director of the Bank. The aggregate amount of director fees paid in 2012 was $210 thousand. In 2012, Michael J. Cestone, Jr. was compensated $10,000 for special services (Secretary of the Board of Directors) rendered to the Bank. Members of committees of the Board of Directors of the Company or the Bank, as applicable, do not receive fees for attending meetings of those committees.

Directors serving on the Board of the Bank are entitled to participate in the Bank's Deferred Compensation Plan. Under the Deferred Compensation Plan, directors may voluntarily defer up to 50% of the director fees paid to them for service on the Board of Directors of the Bank. Prior to December 31, 2010, the Bank paid interest on deferred amounts on December 31 of each year at a rate equal to 200% of the one-year Treasury Bill rate in effect not more than thirty (30) days nor less fifteen (15) days prior to the plan year to which the rates apply, but in no case less than 8% (the rate determined as described, the "Plan Rate"). For all participants who have been in the Plan for over five years there also was an enhanced interest rate 1% greater than Plan Rate, beginning with the sixth year of participation in the Deferred Compensation Plan. An account for each participant is maintained and credited with deferred compensation on the date such compensation would have been paid to a participant had no election to defer been made. The Deferred Compensation Plan was amended on December 29, 2010 to provide for the interest rate to be determined each year based on the sum of 1% plus the average of the one-year U.S. Treasury Bill rates in effect on and between December 1 and December 15 of the Plan Year to which it applies, with no minimum rate. The amendment applied to accounts for December 31, 2010 and future interest crediting. For additional information regarding the Deferred Compensation Plan, please refer to Executive Compensation — Compensation Disclosure and Analysis - Deferred Compensation Plan."

Directors' Stock Plan
Directors who were not employees or officers of the Company were eligible to be granted options to purchase stock of the Company under the Directors' Stock Plan. No awards were made under the Director's Stock Plan during 2012 and there were no awards outstanding thereunder at December 31, 2012. The Director's Stock Plan expired during 2010, and no additional awards may be made thereunder.

Compensation Committee Interlocks and Insider Participation
In 2010 the Company established a Compensation Committee and Louis A. DeNaples, Jr., Joseph J. Gentile, Thomas J. Melone and John P. Moses currently serve as its members. Certain employees of the Company, as discussed under the heading "Role of Management," participated in the deliberations of the Board concerning executive officer compensation. No executive officer of the

Company served as a director or a member of the compensation committee of another company, one of whose executive officers serves as a member of the Company's Board of Directors or participates in the Company's compensation decisions.

Compensation Committee Report
The following report is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act. The Compensation Committee of the Company's Board of Directors (collectively, the "Committee") has submitted the following report for inclusion in this Annual Report on Form 10-K:

Our Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Annual Report on Form 10-K. Based on our Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, our Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for filing with the SEC.

The foregoing report is provided by the following directors, who constitute the Compensation Committee as of February 28, 2013:

Louis A. DeNaples, Jr.
Joseph J. Gentile
Thomas J. Melone
John P. Moses

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information
The equity compensation plans approved by our shareholders expired on August 30, 2010, and as such, no new grants of awards have been or will be made pursuant to these plans. Options, however, can be exercised up to ten years following their date of grant; accordingly, exercisable options remain outstanding. For more information regarding the 2013 Long-Term Incentive Plan, see Item 11, "Executive Compensation."

On November 28, 2012, the Board of Directors adopted the 2012 Employee Stock Grant Plan (the "2012 Grant Plan"), pursuant to which the Board authorized the grant of up to 16,000 common shares in order to make one-time grants of 50 common shares (plus a one-time payment of $25 to partially offset such employee's 2012 tax obligations in connection with the grant) to each active full and part-time employee of the Company, including executive officers.

The following table summarizes our equity compensation plan information as of December 31, 2012. Information is included for both equity compensation plans approved by First National Community Bancorp, Inc. shareholders and equity compensation plans not approved by First National Community Bancorp, Inc. shareholders.

Equity Compensation Plan Information
December 31, 2012

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (1) (2) (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (1) (2) (b)	Number of Securities Remainging Available for Future Issuance Under Equity Compensation Plans (Excluding Securities in Column (a)) (2) (c)
Equity compensation plans approved by First National Community Bancorp, Inc. shareholders	129,170	$ 14.26	-
Equity compensation plans not approved by First National Community Bancorp, Inc. shareholders (3)	-	$ -	950
Total	129,170	14.26	950

(1) The number of shares to be issued upon exercise of outstanding options and the weighted average exercise price includes any options that become exercisable within sixty (60) days after December 31, 2012.

(2) The Company's equity compensation plans include the 2000 Independent Directors Stock Option Plan and the 2000 Employee Stock Incentive Plan which were approved by shareholders on May 16, 2001. All share and per share information has been adjusted to reflect prior stock dividends paid.

(3) On December 17, 2012, 15,050 common shares were issued under the 2012 Grant Plan. Recipients of grants made pursuant to the 2012 Grant Plan may not sell the shares granted under the Plan until after January 1, 2014. The Board of Directors authorized the grant of up to 16,000 common shares, but the Company does not intend to issue any additional shares pursuant to the 2012 Grant Plan.

Securities Ownership of Directors, Nominees, Officers and Certain Beneficial Owners(1)

The following table sets forth certain information concerning the number and percentage of whole shares of the Company's common stock beneficially owned by its directors and executive officers whose compensation is disclosed in this Annual Report on Form 10-K, its principal shareholders and by its directors, its principal shareholders and all executive officers as a group, as of February 28, 2013. Except as otherwise indicated, all shares are owned directly, the named person possesses sole voting and sole investment power with respect to all such shares, and none of such shares are pledged as security and the address of each of the beneficial owners identified is 102 E. Drinker Street, Dunmore, PA 18512. Except as set forth below, the Company knows of no other person or persons who beneficially own in excess of five percent of the Company's common stock. Further, the Company is not aware of any arrangement which at a subsequent date may result in a change of control of the Company.

Name	Position	Number of Shares	Percentage (11)
Michael J. Cestone, Jr. (1)	Director of the Company and Bank; Secretary of the Board of Directors	206,716	1.26%
Joseph Coccia (2)	Director of the Company and Bank	181,820	1.10%
Dominick L. DeNaples (3)	Director, Chairman of the Boards of the Company and Bank	44,824	*
Louis A. DeNaples (4)	Shareholder and Director of the Bank; Former Chairman of the Boards of the Company and the Bank	1,620,600	9.85%
Louis A. DeNaples, Jr. (5)	Director of the Company and Bank	79,736	*
Joseph J. Gentile (6)	Director of the Company and Bank	444,794	2.70%
Thomas J. Melone	Director of the Company and Bank	800	*
John P. Moses (7)	Director of the Company and Bank	84,877	*
Steven R. Tokach	Director of Company and Bank; President and Chief Executive Officer of the Company and Bank	850	*
James M. Bone, Jr. (8)	Executive Vice President and Chief Financial Officer of the Company and Bank	22,057	*
Edward J. Lipkus	Former Executive Vice President and Chief Financial Officer of the Company and Bank	-	*
Gerard A. Champi (9)	Chief Operating Officer of the Bank; Former Interim President and Chief Executive Officer of the Company and Bank	27,536	*
Joseph J. Earyes (10)	First Senior Vice President and Chief Retail Banking and Operations Officer of the Bank	2,991	*
Lisa L. Kinney (11)	Senior Vice President and Retail Lending Officer of the Bank	4,193	*
Sandra E. Laughlin	Former Executive Vice President and Chief Risk Officer of the Bank	-	*
Robert J. Mancuso (12)	Former First Senior Vice President and Chief Administrative Officer of the	69,862	*
	All current directors and executive officers as a group (13 persons) (13)	2,721,794	16.54%
	Total outstanding	16,457,169	
	Options	129,170	
	Total outstanding including all options exercisable within 60 days	16,586,339	

*Indicates ownership of less than 1%.

(1) Includes 37,047 held individually by Mr. Cestone, 4,918 jointly held with Mr. Cestone's spouse, 44,495 shares held for the benefit of Mr. Cestone's spouse, 120,256 shares held by a family partnership.

(2) Includes 9,075 shares held individually by Mr. Coccia and 172,745 held by a limited family partnership.

(3) Includes 42,385 owned jointly with Mr. DeNaples's spouse and 2,439 shares held by a business in which he is a 33.33% owner with his brother, Louis A. DeNaples. Effective May 17, 2012, Dominick L. DeNaples and his spouse transferred 1,191,540 shares to their

children, reducing the shares they own jointly to 283,134. Effective September 13, 2012, Dominick DeNaples acquired 11,294 shares co-owned with one of his children. Mr. DeNaples's ownership interests in these 11,294 shares were transferred to one of his children on December 17, 2012. Effective December 17, 2012, Dominick L. DeNaples and his spouse transferred 238,310 shares to one of their children, reducing the shares jointly held with Mr. DeNaples's spouse to 42,385.

(4) Includes 1,604,145 shares held individually by Louis A. DeNaples, 14,016 owned individually by his spouse and 2,439 shares held by a business in which he is a 33.33% owner with his brother, Dominick L. DeNaples. Effective December 21, 2012, Louis A. DeNaples transferred 26,640 to his children (of which 1,639 shares are co-owned by his son, Louis A. DeNaples, Jr. who is also a director) and transferred custodial responsibility for 1,275 shares held in trust for his grandchild to his son Louis A. DeNaples, Jr. (who is also a Director).

(5) Includes 53,244 shares held individually, 25,217 co-owned with Louis A. DeNaples, Jr.'s children and 1,275 shares held for the benefit of a minor nephew. Louis A. DeNaples. Jr. acquired 33,885 shares on September 13, 2012 and assumed custodial responsibility for 1,275 shares held in trust for his nephew on December 21, 2012. Louis A. DeNaples, Jr. is the son of Louis A. DeNaples, and the nephew of Dominick L. DeNaples.

(6) Includes 342,621 shares held individually, 1,705 shares held for his benefit, 99,209 shares held individually by Mr. Gentile's spouse, and 1,259 shares held for the benefit of his spouse.

(7) Includes 2,673 shares held individually and 82,204 shares held jointly with Mr. Moses' spouse.

(8) Includes 2,142 shares jointly held with Mr. Bone's spouse, 50 shares held individually, 249 shares held for the benefit of minor children, 4,316 shares co-owned with Mr. Bone's father and three of his siblings, and exercisable options to purchase 15,300 shares.

(9) Includes 1,745 shares held by Mr. Champi, 2,857 shares jointly held with Mr. Champi's spouse, 1,735 shares held for the benefit of a minor, and presently exercisable options to purchase 21,199 shares.

(10) Includes 50 shares owned individually, 1,941 shares held in an individual retirement account and 1,000 shares held in an irrevocable family trust , of which Mr. Earyes is the sole trustee and also a beneficiary along with two other siblings.

(11) Includes 50 shares owned individually, 169 shares held for the benefit of minor children and exercisable options to purchase 3,974 shares.

(12) Includes 59,237 shares jointly held with Mr. Mancuso's spouse, 50 shares held individually and 10,575 shares co-owned with Mr. Mancuso's children.

(13) Represents percentage of 16,457,169 shares issued and outstanding as of February 28, 2013, except with respect to individuals holding options exercisable within 60 days of that date, in which event, represents percentage of shares issued and outstanding plus the number of shares for which that person holds options exercisable within 60 days of February 28, 2013, and except with respect to all directors and executive officers of the Company as a group, in which case represents percentage of shares issued and outstanding plus the number of shares for which those persons hold such options. Certain shares beneficially owned by the Company's directors and executive officers may be held in accounts with third-party firms, where such shares may from time to time be subject to a security interest for margin credit provided in accordance with such firm's policies.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The Company and the Bank have engaged in and intend to continue to engage in banking and financial transactions in the ordinary course of business with directors and officers of the Company and the Bank and their affiliates on comparable terms and with similar interest rates as those prevailing from time to time for other Bank customers not related to the Bank. Our Code applies to all directors, officers and employees of the Company and provides guidelines for those covered persons who may have a potential or apparent conflict of interest. Pursuant to the Code, a "conflict of interest" exists any time a covered person's private interest interferes/conflicts, or even appears to interfere/conflict, in any way with the interests of the Company. If a conflict of interest arises, it is important to act with great care to avoid even the appearance that any actions were not in the best interest of the Company. The Code requires that if a covered person finds himself or herself in a position where his or her objectivity may be questioned because of individual interest or family or personal relationships that the person immediately notify the Company's Compliance Officer.

Board of Directors approval is required for the Company to do business with a company in which a member of the Board of Directors, an officer, an employee or a family member of a director, officer or employee owns, directly or indirectly, an interest. To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transaction with the Company or any of its subsidiaries in which the officer or director or their family members have an interest. The Board of Directors reviews related party transactions due to the potential for a conflict of interest. Each year, our directors and executive officers also review our Code.

Additionally, the Company has further obligations for the review and approval of loans that are made to directors and officers pursuant to Regulation O (Loans to Executive Officers, Directors and Principal Shareholders of Member Banks) and the Company's written Loan Policy. Any business dealing, including extensions of credit, between the Company or the Bank and a director or officer of the Company or the Bank, or with an affiliate of a director or officer, other than a deposit, trust service or other product or service provided by a bank in the ordinary course of business, is required to be approved by a majority of disinterested directors. In considering a proposed insider transaction, the disinterested directors are to reasonably determine whether the transaction would be in the best interest of the Company or the Bank and on the terms and conditions, including price, substantially, the same as those prevailing at the time for comparable transactions with non-insiders. The responsibility for monitoring compliance with Regulation O rests with the Bank's Credit Administration Unit and Internal Auditor as required by the Bank's Loan Policy.

There have been no loan transactions originated during 2012 which were required to be reported under this Item 13 where such policy and procedures were not followed. Except for those loans described in more detail below, loans to directors, executive officers and their related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Company or Bank and (iii) did not involve more than the normal risk of collection or present other unfavorable features. Each of these transactions was made in compliance with applicable law, including the Securities and Exchange Act of 1934 and the Federal Reserve Board Regulation O.

The Bank extended a line of credit ("line") to a corporation wholly owned by Joseph Coccia, a director of the Company. The total aggregate outstanding amount of this line as of December 31, 2012 was $8.0 million. Mr. Coccia has a participation agreement with the Bank to purchase up to a maximum of a $5.2 million interest in this line from the Bank. The Bank does not have participation agreements with any other similarly situated borrowers. This line bears interest at a rate of 4.75%. The largest aggregate outstanding amount of principal outstanding under this line during 2012 was $8.5 million. Under the line, $41.2 million was advanced and $40.7 million in principal and $329 thousand in interest was paid during 2012. The total amount paid by the Bank to Mr. Coccia with respect to his participation in this line during 2012 was $151 thousand. The Bank receives a 25 basis point annual servicing fee from Mr. Coccia on the participation balance. This credit is performing in accordance with the terms of the agreement.

The Bank extended three (3) loans to an entity which were guaranteed by several individuals, including Michael Conahan and Michael G. Cestone, both former directors of the Company. Mr. Cestone is the son of current Director Michael J. Cestone, Jr. The total aggregate outstanding amount of these loans as of December 31, 2012 was $3.4 million. These loans bear interest at a rate of 4.25%. In 2012, the total amount of principal paid was $17 thousand and the total amount of interest paid was $11 thousand. The largest aggregate amount of principal outstanding under these loans during 2012 was $3.4 million. As of March 15, 2013 the aggregate amount of principal outstanding on these loans was $3.4 million.

The Bank extended loans to a limited liability company wholly owned by the daughter and son-in-law of Dominick DeNaples, a director of the Company. As of December 31, 2012, these loans were paid in full. During 2012, the total amount of principal paid was $244 thousand and the total amount of interest paid was $11 thousand.

The Bank extended various loans to the brother-in-law of Jerry A. Champi, an executive officer of the Company and entities owned by the same brother-in-law of Mr. Champi. The total aggregate outstanding amount of these loans as of December 31, 2012 was $198 thousand. These loans bear interest at rates ranging from 4.50%. In 2012, the total amount of principal paid was $2 thousand and the total amount of interest paid was $5 thousand. The largest aggregate amount of principal outstanding under these loans during 2012 was $200 thousand. As of March 28, 2013, the aggregate amount of principal outstanding on these loans was $198 thousand.

Subordinated notes held by officers and directors and/or their related parties totaled $10 million at December 31, 2012 and 2011. Pursuant to the November 24, 2010 written Agreement (the "Agreement") with the Federal Reserve Bank of Philadelphia (the "Reserve Bank") that the Company entered into, the Company and its nonbank subsidiary may not make any payment of interest, principal or other amounts on the Company's subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank and the Director. Accordingly, no interest was paid to officers and directors and/or their related parties on these notes during the years ended December 31, 2012 and 2011. Interest paid to officers and directors and/or their related parties totaled $685 thousand for the year ended December 31, 2010. Interest accrued and unpaid on subordinated notes held by directors and/or their related parties totaled $2.1 million and $1.2 million at December 31, 2012 and 2011, respectively.

During 2012, the Company sold its interest in buildings lots that it had held in OREO, to an entity owned by the son of Dominick L. DeNaples, a director of the Company. The total consideration was $202 thousand, which was consistent with the market value of the lots at the time of sale. The transaction was conducted within the normal course of business and on the terms and conditions, including price, the same as those prevailing at the time for comparable transaction with non-insiders.

Certain Business Relationships

In the course of its operations, the Company acquires goods and services from and transacts business with various companies of related parties. The Company believes these transactions were made on the same terms as those for comparable transactions. The Company recorded aggregate payments for these services of $1.6 million, $1.8 million, and $1.1 million in 2012, 2011, and 2010, respectively. None of these transactions exceeded $120 thousand, except as described below.

Louis A. DeNaples' son-in-law is a principal owner of an insurance agency that provides services for the Company. In 2012, the total amount paid by the Company for the services was approximately $576 thousand and represents premiums paid for insurance coverage. Mr. DeNaples son-in-law acts as an agent and derives a commission on the placement of insurance coverage. These services were awarded based on the results of a competitive bidding process.

Dominick L. DeNaples' son is an attorney at a law firm that provides legal services to the Company. In 2012, the total amount paid by the Company for these services was approximately $406 thousand. Mr. DeNaples' son does not receive any direct payment for these services. Additionally, he is not a partner in this firm and therefore, does not derive any interest in the law firm's profit from these payments.

For a discussion of director independence see "Item 10—Director Independence."

Item 14. Principal Accounting Fees and Services.

Fees Paid to Independent Accounting Firm

We retained McGladrey LLP ("McGladrey") to audit our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

Audit Fees

The aggregate amount of fees billed or expected to be billed to the Company by McGladrey for services rendered for the audit of the Company's annual financial statements and review of financial statements included in the Company's reports on Form 10-Q and for services normally provided in connection with statutory and regulatory filings for the years ended December 31, 2012 and 2011 were $484,717 and $610,000, respectively.

Audit-Related Fees

McGladrey did not perform or bill the Company for any audit-related fees for the years ended December 31, 2012 and 2011.

Tax Fees

The Company did not use McGladrey for tax advice, compliance or planning services for the years ended December 31, 2012 or 2011.

All Other Fees

McGladrey did not bill the Company any amounts for other services for the years ended December 31, 2012 or 2011.

Pre-approval Policies

The Audit Committee has the responsibility to pre-approve certain audit, audit-related, tax and other services up to specified aggregate fee levels for each service. In addition, the Audit Committee may delegate pre-approval authority to one or more of its members, who must report, for information purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee pre-approved all audit, audit-related and tax services provided by McGladrey for the years ended December 31, 2012 and 2011.

None of the engagements of McGladrey to provide services other than audit services was made pursuant to the *de minimis* exception to the pre-approval requirement contained in the rules of the Securities and Exchange Commission and the Company's audit charter.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The following financial statements are included by reference in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition
Consolidated Statements of Operations
Consolidated Statements of Comprehensive (Loss) Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

3. The following exhibits are filed herewith or incorporated by reference.

EXHIBIT 3.1	Amended and Restated Articles of Incorporation dated May 19, 2010 — filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on May 19, 2010, is hereby incorporated by reference.
EXHIBIT 3.2*	Amended and Restated Bylaws
EXHIBIT 4.1	Form of Common Stock Certificate — filed as Exhibit 4.1 to the Company's Form 10-K for the year ended December 31, 2009, as filed on March 16, 2010, is hereby incorporated by reference.
EXHIBIT 4.2	Form of Subordinated Note — filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 28, 2009, is hereby incorporated by reference.
EXHIBIT 10.1	Dividend Reinvestment Plan — filed as Exhibit 99.1 to the Company's Amended Registration Statement on Form S-3 as filed on July 16, 2009, is hereby incorporated by reference.
EXHIBIT 10.2	Amended and Restated Declaration of Trust by and among Wilmington Trust Company, First National Community Bancorp, Inc., William Lance, Stephen J. Kavulich and Robert J. Mancuso dated as of December 14, 2006, filed as Exhibit 10.1 to the Company's 8-K on December 19, 2006 is hereby incorporated by reference.
EXHIBIT 10.3	Guarantee Agreement by and between First National Community Bancorp, Inc. and Wilmington Trust Company, dated as of December 14, 2006, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K on December 19, 2006, SEC file number 333-24121, is hereby incorporated by reference.
EXHIBIT 10.4	Indenture by and between First National Community Bancorp, Inc. and Wilmington Trust Company, dated as of December 14, 2006, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K on December 19, 2006, SEC file number 333-24121, is hereby incorporated by reference.
EXHIBIT 10.5	Treasury Tax and Loan Demand Note by and between First National Community Bank and the Federal Reserve Bank of Philadelphia dated as of July 17, 1996, — filed as Exhibit 10.5 to the Company's Form 10-K/A as filed on December 2, 2011, is hereby incorporated by reference.
EXHIBIT 10.6	Credit Facility by and between First National Community Bancorp, Inc. and Federal Home Loan Bank of Pittsburgh, dated as of September 22, 1993, — filed as Exhibit 10.6 to the Company's Form 10-K/A as filed on December 2, 2011, is hereby incorporated by reference.
EXHIBIT 10.7	2000 Stock Incentive Plan-filed as Exhibit 10.2 to the Company's Form 10-K for the year ended December 31, 2004, SEC file number 333-24121, as filed on March 16, 2005, is hereby incorporated by reference.
EXHIBIT 10.8	2000 Independent Directors Stock Option Plan — filed as Exhibit 10.3 to the Company's Form 10-K for the year ended December 31, 2004, SEC file number 333-24121, as filed on March 16, 2005, is hereby incorporated by reference.
EXHIBIT 10.9	Directors' and Officers' Deferred Compensation Plan - filed as Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2004, as filed on March 16, 2005, is hereby incorporated by reference.
EXHIBIT 10.10	Discretionary Cash Bonus Plan Description— filed as Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2009, as filed on March 16, 2010, is hereby incorporated by reference.

EXHIBIT 10.11	Consent Order - filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on September 7, 2010 is hereby incorporated by reference.
EXHIBIT 10.12	Agreement with Federal Reserve Bank of Philadelphia — filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on December 1, 2010.
EXHIBIT 10.13	Professional Services Agreement dated April 5, 2010 by and between the Company and Eugene T. Subol — filed as Exhibit 99.1 to the Company's Current Report on Form 8-K on April 5, 2010, is hereby incorporated by reference.
EXHIBIT 10.14*	Executive Incentive Plan
EXHIBIT 10.15*	2012 Employee Stock Grant Plan
EXHIBIT 14	Code of Business Conducts and Ethics – filed as Exhibit 14 to the Company's Form 10-K as filed on April 6, 2012 is hereby incorporated by reference.
EXHIBIT 21	Subsidiaries— filed as Exhibit 21 to the Company's Form 10-K for the year ended December 31, 2009, as filed on March 16, 2010, is hereby incorporated by reference.
EXHIBIT 31.1*	Certification of Chief Executive Officer
EXHIBIT 31.2*	Certification of Chief Financial Officer
EXHIBIT 32**	Section 1350 Certification — Chief Executive Officer and Chief Financial Officer
EXHIBIT 101.INS	XBRL INSTANCE DOCUMENT
EXHIBIT 101.SCH	XBRL TAXONOMY EXTENSION SCHEMA
EXHIBIT 101.CAL	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE
EXHIBIT 101.DEF	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE
EXHIBIT 101.LAB	XBRL TAXONOMY EXTENSION LABEL LINKBASE
EXHIBIT 101.PRE	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

---

* Filed herewith
** Furnished herewith

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

Registrant: FIRST NATIONAL COMMUNITY BANCORP, INC.

/s/ Steven R. Tokach
Steven R. Tokach
President and Chief Executive Officer

/s/ James M. Bone, Jr.
James M. Bone, Jr., CPA
Executive Vice President and Chief Financial Officer
Principal Financial Officer

/s/ Stephanie A. Westington
Stephanie A. Westington, CPA
Vice President and Controller
Principal Accounting Officer

Date: March 28, 2013

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Directors:

/s/ Michael J. Cestone, Jr. — March 28, 2013
Michael J. Cestone, Jr. — Date

/s/ Joseph Coccia — March 28, 2013
Joseph Coccia — Date

/s/ Louis A. DeNaples, Jr. — March 28, 2013
Louis A. DeNaples, Jr. — Date

/s/ Dominick L. DeNaples — March 28, 2013
Dominick L. DeNaples — Date

/s/ Joseph J. Gentile — March 28, 2013
Joseph J. Gentile — Date

/s/ Thomas J. Melone — March 28, 2013
Thomas J. Melone — Date

/s/ John P. Moses — March 28, 2013
John P. Moses — Date

/s/ Steven R. Tokach — March 28, 2013
Steven R. Tokach — Date

EXHIBIT 3.2

AMENDED AND RESTATED

BY-LAWS

of

FIRST NATIONAL COMMUNITY BANCORP, INC.

(A Pennsylvania Business Corporation)

ARTICLE 1. MEETINGS OF SHAREHOLDERS

Section 1.01 Place of Meeting. Meetings of shareholders of the Corporation shall be held at such place, within the Commonwealth of Pennsylvania or elsewhere, as may be fixed from time to time by the Board of Directors. If no place is so fixed for a meeting, it shall be held at the Corporation's then principal executive office.

Section 1.02 Annual Meeting. There shall be an annual meeting of shareholders that shall be held at such time and place as the Board may determine, at which the shareholders shall elect directors and transact such other business as may properly be brought before the meeting.

Section 1.03 Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, the Executive Committee, the Chairman of the Board or the President. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto.

Section 1.04 Notice of Meetings. Except as provided in Section 1707 of the Pennsylvania Business Corporation Law of 1988, written notice of every meeting of shareholders shall be given in any manner permitted by law by or at the direction of the Secretary or such other person as is authorized by the Board of Directors to each shareholder of record entitled to receipt thereof, at least five days prior to the day named for the meeting, unless a greater period of notice is required by law in a particular case.

Section 1.05 Organization. At every meeting of the shareholders, the Chairman of the Board, or in his absence, the President, or in their absence, a chairman chosen by the shareholders, shall act as chairman; and the Secretary, or in his absence, a person appointed by the chairman, shall act as secretary.

Section 1.06 Voting. Except as otherwise specified herein or in the Articles of Incorporation or provided by law, whenever any corporate action is to be taken by vote of shareholders, it shall be authorized by a majority of the votes cast, in person or by proxy, at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon.

Section 1.07 Notifications of Nominations and Proposed Business.

(a) Required Procedures. Subject to the rights of holders of any class or series of preferred shares, (a) nominations for the election of directors, and (b) business to be brought before any shareholder meeting may be made or proposed by or at the direction of the Chairman of the Board, the President or by the Board of Directors or a proxy committee appointed by the Board of Directors, or by any shareholder entitled to vote in the election of directors generally. However, any such shareholder may nominate one or more persons for election as directors at a meeting or propose business to be brought before a meeting, only if such shareholder has given timely notice in proper written form of intent to make such nomination or nominations or to propose such business. To be timely, a shareholder's notice must be received by the Corporation not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the Company failed to hold an annual meeting the previous year or, in the case of a special meeting, not earlier than the 90th day before such meeting and not later than the later of (i) the 70th day prior to such meeting and (ii) the 10th day following the day on which notice of the meeting was mailed or public announcement of the date of such meeting was made, whichever first occurs). To be in proper written form, a shareholder's notice to the Corporation shall set forth:

(i) the name and address of the shareholder who intends to make the nominations or propose the business and, as the case may be, of the person or persons to be nominated or of the business to be proposed;

(ii) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to make the proposal to the meeting;

(iii) a representation that the shareholder will notify the Corporation in writing of the number and class of shares owned beneficially or of record by the shareholder and any Shareholder Associated Person as of the close of business on the record date for the meeting promptly, and in no event later than 10 days, following the later of the record date or the date notice of the record date is first publicly disclosed;

(iv) a description of all agreements, arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, or the business is to be proposed, and a representation that the shareholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the close of business on the record date for the meeting promptly, and in no event later than 10 days, following the later of the record date or the date notice of the record date is first publicly disclosed;

(v) such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by the Board of Directors;

(vi) if applicable, the consent of each nominee to serve as a director of the Corporation if so elected; and

(vii) the information required by Section 1.08, and a representation that the shareholder will notify the Corporation in writing of any changes in that information as of the close of business on the record date for the meeting promptly, and in no event later than 10 days, following the later of the record date or the date notice of the record date is first publicly disclosed.

(b) Effect of Failure to Comply. The chairman of the meeting shall refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedures.

Section 1.08 Disclosure by Shareholders of Hedged Positions.

(a) Required Disclosures. A notice submitted by a shareholder under Section 1.07 must describe in reasonable detail, with respect to the shareholder and any Shareholder Associated Person:

(i) any Derivative Instrument directly or indirectly beneficially owned by the shareholder or a Shareholder Associated Person, or any other direct or indirect opportunity for the shareholder or Shareholder Associated Person to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation;

(ii) any interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which the shareholder or Shareholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; and

(iii) any hedging or other transaction or series of transactions that has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including, without limitation, any put, short position or any borrowing or lending of shares) that has been made by or on behalf of, a shareholder or any Shareholder Associated Person, the effect or intent of which is to mitigate loss to, or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, the shareholder or any Shareholder Associated Person with respect to any share of the Corporation.

(b) Definitions. As used in Section 1.07 and this Section 1.08, the following terms have the meanings indicated:

"Derivative Instrument" means an option, warrant, convertible security, stock appreciation right, or other right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right is subject to settlement in the underlying class or series of shares of the Corporation or otherwise.

"Shareholder Associated Person" of a shareholder means (i) any person controlling, controlled by, under common control with, or acting in concert with, the shareholder, (ii) any beneficial owner of shares of the Corporation owned of record or beneficially by the shareholder, (iii) any entity of which the shareholder is an employee, officer, member, partner, trustee, director or, except for entities the shares of which are registered under the Securities Exchange Act of 1934, a shareholder, and (iv) any person controlling, controlled by or under common control with, the Shareholder Associated Person.

Section 1.09 Determination of Shareholders of Record.

(a) Record Date for Meetings. The Board of Directors may fix a time prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which time, except in the case of an adjourned meeting, shall be not more than 90 days prior to the date of the meeting of shareholders. Only shareholders of record on the date fixed shall be so entitled notwithstanding any transfer of shares on the books of the Corporation after any record date fixed as provided in this subsection. When a determination of shareholders of record has been made as provided in this subsection for purposes of a meeting, the determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date for the adjourned meeting.

(b) Fixing Record Date for Purpose of Distributions. The Board of Directors of the Corporation may fix a time prior to the date of payment of a distribution as a record date for the determination of the shareholders entitled to be paid the distribution, which time shall be not more than 90 days prior to the date of payment. Only shareholders of record on the date fixed shall be so entitled notwithstanding any transfer of shares on the books of the Corporation after any record date fixed as provided in this subsection.

(c) Record Date for Action by Written Consent. Before a shareholder may seek to have the shareholders authorize or take corporate action by written consent without a meeting, the shareholder must, by written notice to the Secretary of the Corporation, request the Board of Directors to fix a record date for such consent. The request must include a brief description of the action proposed to be taken. The Board of Directors shall, within twenty days after the date on which such request is received, adopt a resolution fixing the record date. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and shall not be more than twenty days after the date on which the resolution fixing the record date is adopted by the Board of Directors.

(d) Fixing Record Date for Other Purposes. The Board of Directors of the Corporation may fix a time prior to an event or action other than a meeting of shareholders or payment of a distribution as a record date for the determination of shareholders with respect thereto, which time shall be not more than 90 days prior to the date of the event or action.

(e) Determination When a Record Date is Not Fixed. If a record date is not fixed:

(i) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given.

(ii) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(f) Certification by Nominee. The Board of Directors may adopt a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of the shareholder are held for the account of a specified person or persons. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

ARTICLE 2. DIRECTORS

Section 2.01 Number. The number of directors of the Corporation shall be such number, not less than three, as shall be designated from time to time by resolution of the Board of Directors.

Section 2.02 Classes and Term of Office. The directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable. At each annual meeting, directors who are elected at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve until his successor is elected and qualified or until his earlier death, resignation or removal. In the event the Corporation fails to hold an annual meeting in any year at which the term of office of a class of directors is to expire ("Regularly Scheduled Annual Meeting"), then in any succeeding year in which an annual meeting of shareholders is held and such class of directors is elected, the term of such class shall expire as if such class had been elected at the Regularly Scheduled Annual Meeting. If the number of directors is hereafter changed, then any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, but in no case will a decrease in the number of directors constituting the whole Board of Directors or any class of directors have the effect of removing or shortening the term of any incumbent director.

Section 2.03 Resignations. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. The resignation shall be effective upon receipt thereof or at such subsequent time as may be specified in the notice of resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 2.04 Annual Meeting. Immediately after each annual election of directors, the Board of Directors shall meet for the purpose of organization, election of officers, and the transaction of other business, at the place where such election of directors was held. Notice of such meeting need not be given. In the absence of a quorum at said meeting, the same may be held at any other time and place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 2.05 Regular Meetings. Regular meetings of the Board of Directors shall be held not less often than semi-annually at a time and place determined by the Board of Directors at the preceding meeting. Notice of such meetings need not be given. If the date fixed for any such regular meeting be a legal holiday under the laws of the State where such meeting is to be held, then the same shall be held on the next succeeding secular day not a legal holiday under the laws of said State, or at such other time as may be determined by resolution of the Board. At such meetings the directors may transact such business as may be brought before the meeting.

Section 2.06 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, by the President or by two or more of the directors, and shall be held at such time and place as shall be designated in the call for the meeting. Notice of each special meeting shall be given by or at the direction of the person or persons authorized to call such meeting to each director at least one day prior to the day named for the meeting.

Section 2.07 Organization. Every meeting of the Board of Directors shall be presided over by the Chairman of the Board, if present, and, if not, the President, or in the absence of the Chairman of the Board and the President, a chairman chosen by a majority of the directors present. The Secretary, or in his absence, a person appointed by the chairman, shall act as secretary.

ARTICLE 3. COMMITTEES

Section 3.01 The Board of Directors may establish one or more committees to consist of one or more directors of the Corporation. Any committee, to the extent provided by the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors except that a committee shall not have any power or authority as to the following: (i) the submission to shareholders of any action requiring approval of shareholders under the Pennsylvania Business Corporation Law of 1988; (ii) the creation or filling of vacancies in the Board of Directors; (iii) the adoption, amendment or repeal of the bylaws; (iv) the amendment or repeal of any resolution of the Board that by its terms is amendable or repealable only by the Board; (v) action on matters committed by the bylaws or resolution of the Board of Directors to another committee of the Board.

ARTICLE 4. OFFICERS

Section 4.01 Number. The officers of the Corporation shall be a President, a Secretary and a Treasurer, and may include one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as the Board of Directors may authorize from time to time; provided, however, that the Chairman of the Board shall not be an officer of the Corporation.

Section 4.02 Qualifications. The President and Secretary shall be natural persons of full age. The Treasurer may be a corporation, but if a natural person shall be of full age.

Section 4.03 Election and Term of Office. The officers of the Corporation shall be elected or appointed by the Board of Directors and each shall serve at the pleasure of the Board.

Section 4.04 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. The resignation shall be effective upon receipt thereof or at such subsequent time as may be specified in the notice of resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.05 Chairman of the Board. If there is a Chairman of the Board, he shall preside at the meetings of the Board and at meetings of shareholders. Such Chairman of the Board shall also perform such other duties as may be specified by the Board from time to time and as do not conflict with the duties of the President.

Section 4.06 The President. The President shall be the chief executive officer of the Corporation and shall have general supervision over the business and operations of the Corporation with all such powers with respect to such business and operations as may be reasonably incident to such responsibilities, subject, however, to the control of the Board of Directors. He shall sign, execute, and acknowledge, in the name of the Corporation, deeds, mortgages, bonds, contracts, and other instruments authorized by the Board, except in cases where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Corporation; and, in general, he shall perform all duties incident to the office of President, and such other duties as from time to time may be assigned to him by the Board. In addition, the President shall preside at meetings of shareholders in the absence of the Chairman of the Board and shall preside at meetings of the Board of Directors in the absence of the Chairman of the Board.

Section 4.07 The Vice Presidents. In the absence or disability of the President or when so directed by the President, any Vice President designated by the Board of Directors may perform all the duties of the President, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President; provided, however, that no Vice President shall act as a member of or as chairman of any committee of the Board of which the President is a member or chairman by designation or ex-officio, unless such Vice President is a member of the Board of Directors and has been designated expressly by the Board as the alternate to the President for purposes of service on such committee. The Vice Presidents shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors or the President.

Section 4.08 The Secretary. The Secretary shall record all the votes of the shareholders and of the directors and the minutes of the meetings of the shareholders and of the Board of Directors in a book or books to be kept for that purpose; he shall see that notices of meetings of the Board and shareholders are given and that all records and reports are properly kept and filed by the Corporation as required by law; he shall be the custodian of the seal of the Corporation and shall see that it is affixed to all documents to be executed on behalf of the Corporation under its seal; and, in general, he shall perform all duties incident to the office of Secretary, and such other duties as may from time to time be assigned to him by the Board of Directors or the President.

Section 4.09 Assistant Secretaries. In the absence or disability of the Secretary or when so directed by the Secretary, any Assistant Secretary may perform all the duties of the Secretary, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Secretary. The Assistant Secretaries shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors, the President, or the Secretary.

Section 4.10 The Treasurer. The Chief Financial Officer shall perform all the duties of Treasurer if a separate Treasurer has not been designated. The Treasurer shall have charge of all receipts and disbursements of the Corporation and shall have or provide for the custody of its funds and securities; he shall have full authority to receive and give receipts for all money due and payable to the Corporation, and to endorse checks, drafts, and warrants in its name and on its behalf and to give full discharge for the same; he shall deposit all funds of the Corporation, except such as may be required for current use, in such banks or other places of deposit as the Board of Directors may from time to time designate; and, in general, he shall perform all duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board of Directors or the President.

Section 4.11 Assistant Treasurers. In the absence or disability of the Treasurer or when so directed by the Treasurer, any Assistant Treasurer may perform all the duties of the Treasurer, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. The Assistant Treasurers shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors, the President, or the Treasurer.

ARTICLE 5. POWERS OF BOARD OF DIRECTORS

Section 5.01 The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-laws directed or required to be exercised and done by the shareholders.

Section 5.02 A director shall stand in a fiduciary relation to the Corporation and shall perform his duties as a director, including his duties as a member of any committee of the Board of Directors upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his duties, a director shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented.
(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such persons.
(c) A committee of the Board of Directors upon which he does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause his reliance to be unwarranted.

Section 5.03 In discharging the duties of their respective positions, the Board of Directors, committees of the Board of Directors and individual directors may, in considering the best interests of the Corporation, consider the effects of any action upon employees, upon suppliers and customers of the Corporation and upon communities in which offices or other establishments of the Corporation are located, and all other pertinent factors. The consideration of those factors shall not constitute a violation of Section 5.02.

Section 5.04 Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or any failure to take any action shall be presumed to be in the best interests of the Corporation.

Section 5.05 A director shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless:

(a) the director has breached or failed to perform the duties of his office under this Article 5; and
(b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

The provisions of Section 5.05 shall not apply to:

(a) the responsibility or liability of a director pursuant to any criminal statute; or
(b) the liability of a director for the payment of taxes pursuant to local, State or Federal law.

ARTICLE 6. INDEMNIFICATION

Section 6.01 Indemnification. The Corporation shall indemnify any person who was or is a party to or witness in, or is threatened to be made a party to or a witness in, any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted self-dealing, willful misconduct or recklessness, subject to any limitations prescribed by state or federal law, rule or regulation or interpretations thereof.

Section 6.02 Advancement of Expenses. Expenses incurred by an officer or director of the Corporation in connection with participating in a civil or criminal action, suit or proceeding as described in Section 6.01 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation, subject to any limitations prescribed by state or federal law, rule or regulation or interpretations thereof.

Section 6.03 Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Articles of Incorporation, any insurance or other agreement, vote of shareholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 6.04 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these By-Laws.

Section 6.05 Security Fund; Indemnity Agreements. By action by the Board of Directors (notwithstanding their interest in the transaction) the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its directors, officers, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article.

Section 6.06 Modification. The duties of the Corporation to indemnify and to advance expenses to a director or officer provided in this Article shall be in the nature of a contract between the Corporation and each such director or officer, and no amendment or repeal of any provision of this Article, and no amendment or termination of any trust or other fund created pursuant to Section 6.05, shall alter, to the detriment of such director or officer, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

Section 6.07 Exception. Notwithstanding anything in this Article 6 to the contrary, the Corporation shall not be obligated to indemnify any person under Section 6.01 or advance expenses under Section 6.02 with respect to an action, suit or proceeding commenced by such person, other than mandatory counterclaims, affirmative defenses or to enforce the right to indemnification under Section 6.01 or advancement of expenses under Section 6.02.

ARTICLE 7. BORROWING, DEPOSITS, PROXIES, ETC.

Section 7.01 Borrowing, etc. No officer, agent or employee of the Corporation shall have any power or authority to borrow money on its behalf, to pledge its credit, or to mortgage or pledge its real or personal property, except within the scope and to the extent of the authority delegated by resolution of the Board of Directors. Authority may be given by the Board for any of the above purposes and may be general or limited to specific instances.

Section 7.02 Deposits and Investments. All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositaries, or invested in such manner, as the Board of Directors may approve or designate, and all such funds shall be withdrawn only upon checks signed by, and all such investments shall be disposed of only by, such one or more officers or employees as the Board shall from time to time determine.

Section 7.03 Proxies. Unless otherwise ordered by the Board of Directors, any officer of the Corporation may appoint an attorney or attorneys (who may be or include such officer himself), in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as a shareholder or otherwise in any other corporation or other entity, any of whose shares or other securities are held by or for the Corporation, at meetings of the holders of the shares or other securities of such other corporation or other entity, or, in connection with the ownership of such shares or other securities, to consent in writing to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its seal such written proxies or other instruments as the officer may deem necessary or proper in the premises.

ARTICLE 8. SHARE CERTIFICATES; TRANSFER

Section 8.01 Share Certificates. Share certificates in the form prescribed by the Board of Directors, shall be signed by the President or a Vice President and by the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation, but such signatures may be facsimiles, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon any share certificate shall have ceased to be such officer because of death, resignation, or otherwise, before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer had not ceased to be such at the date of its issue.

Section 8.02 Transfer of Shares. The Corporation or a Registrar or Transfer Agent of the Corporation shall maintain books in which the ownership and transfer of the Corporation's shares shall be definitively registered. Transfer of share certificates and the shares represented thereby shall be made only on the books of the Corporation by the owner thereof or by the owner's attorney thereunto authorized, by a power of attorney duly executed and filed with the Secretary or a Transfer Agent of the Corporation, and on surrender of the share certificates.

Section 8.03 Transfer Agent and Registrar; Regulations. The Corporation may, if and whenever the Board of Directors so determines, maintain, in the Commonwealth of Pennsylvania, or any other state of the United States, one or more transfer offices or agencies, each in charge of a Transfer Agent designated by the Board, where the shares of the Corporation shall be transferable, and also one or more registry offices, each in charge of a Registrar (which may also be a Transfer Agent) designated by the Board, where such shares shall be registered; and no certificates for shares of the Corporation in respect of which a Transfer Agent shall have been designated shall be valid unless countersigned by such Transfer Agent and no certificates for shares of the Corporation in respect of which a Registrar shall have been designated shall be valid unless registered by such Registrar. The Board may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of its shares.

Section 8.04 Lost, Destroyed and Mutilated Certificates. The Board of Directors, by standing resolution or by resolutions with respect to particular cases, may authorize the issue of new share certificates in lieu of share certificates lost, destroyed or mutilated, upon such terms and conditions as the Board may direct.

ARTICLE 9. MISCELLANEOUS

Section 9.01 Venue. Unless the Corporation consents in writing to the selection of an alternate forum, the state courts of the Commonwealth of Pennsylvania in and for Lackawanna County shall be the sole and exclusive forum, to the fullest extent permitted by law, for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of a breach of fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's shareholders; (c) any action asserting a claim against the Corporation arising pursuant to any provision of the Business Corporation Law of the

Commonwealth of Pennsylvania, the Articles of Incorporation of the Corporation or these By-laws; (d) any action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the By-laws of the Corporation; or (e) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Section 9.02 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 9.03 Application and Effect. The provisions of Article 6 of these bylaws shall not apply to any person who ceased to be a director or officer of the Corporation prior to the adoption of these bylaws on April 5, 2012. Article 24 of the Corporation's bylaws as in effect immediately prior to April 5, 2012 shall continue to apply to any person entitled to indemnification or advancement of expenses under Article 24 prior to April 5, 2012.

ARTICLE 10. AMENDMENTS

Section 10.01 Except as otherwise provided by the Business Corporation Law of 1988, these By-laws may be altered, amended or repealed by the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding Common Shares at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of the Board of Directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose, subject always to the power of the shareholders to change such action of the Board of Directors by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding Common Shares. No provision of these By-Laws shall vest any property right in any shareholder as such.

EXHIBIT 10.14

EXECUTIVE INCENTIVE PLAN

I. Introduction

A vital component of First National Community Bank's (FNCB) success is the ability of the executive management team to meet and exceed performance objectives consistent with the financial and strategic objectives of the bank and the best interests of the shareholders. The compensation plans at FNCB are a critical component to ensuring the Bank's ability to attract, hire, motivate and retain executive team members who will maximize successful performance.

First National Community Bank intends to provide executives with a balanced mix of fixed and variable pay. The intention of all incentive plans is to motivate, reward and reinforce performance and achievement of team and/or individual goals in support of FNCB's strategic objective for growth and profitability. They provide the opportunity for reward for meeting and exceeding established financial goals as well as recognition of individual achievements.

While risk is an inherent aspect of business, our compensation plans are designed to reward employees for certain levels of performance without encouraging undue risk-taking which could materially threaten the safety and soundness of the organization or business unit.

The following Executive Annual Incentive Plan has been developed as a meaningful compensation tool to encourage the growth and proper management of the Bank. The major purposes of the plan are:

- To motivate and reward executives for positive Bank performance on an annual basis without encouraging undue risk-taking
- To provide a form of variable compensation to executives, which is directly linked to their individual and collective performance
- To emphasize the growth and profitability of the Bank

The focus of this plan is to have the executive team achieve annual performance objectives which are coordinated with the long term objectives of the Bank. This plan exists in conjunction with a long-term incentive plan which focuses on awards for performance against defined performance objectives over a three-year period. The potential value of these plans at target performance levels is 50% short term (annual incentive plan) and 50% long term (long-term incentive plan.) These two incentive compensation components work together to provide a balance of long-term and shorter-term awards, ensuring that executives are not focused on short-term performance without the same time providing an equal focus on long-term performance.

II. Plan Year

The plan year for this program will be the calendar year. The effective date of the plan is January 1, 2013. The performance measures for this plan will be determined, calculated and approved annually.

III. Participation

Participation in the plan will be determined at the beginning of each plan year by the President & CEO, and approved by the Board of Directors. To participate, an executive must be a regular employee of the bank with ongoing position responsibilities, which are executive in nature and have a meaningful impact on the Bank's results. The President & CEO's participation will be approved annually by the Board of Directors. Generally, participants will include executive officers.

The Board of Directors will define the Plan's participants each Plan year. For 2013, the participants include the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Retail Banking and Operations Officer, Retail Lending Officer, General Counsel, and Human Resources Officer.

An executive may become a new participant during the plan year if newly hired. Any awards are pro-rated for the portion of the year in which participation occurs. The President & CEO makes final determination (with Board approval) of new participation during the plan year for any non-CEO position.

A participant's eligibility ceases at termination of employment (other than death or disability) and the executive will not receive any awards under the plan for the year of termination. Termination as a result of death or disability will provide pro-rated awards in the plan through the last working date for the year in which termination occurred.

IV. Performance Factors

The annual portion of the plan is based upon company financial performance factors which may change from year to year. In general, these factors may be measures such as return on assets, return on equity, net income, earnings per share or similar indicators. The factors and weighing of the factors are determined at the beginning of each plan year. Each factor has quantifiable objectives consisting of threshold, target and maximum goals. Additionally, a portion of each participant's award may be based on unit, team, functional area, and/or individual performance objectives which are determined by management at the beginning of each year. Generally, the President & CEO position may have most or all of his or her performance based on Bank performance and other executives may have a proportionately greater level of their award based on functional area/individual performance.

The Board of Directors defines the Bank's Performance Factors and Award Schedule for each year. Individual objectives are established and recorded between the executive and the executive's manager (usually the President & CEO).

The Board of Directors has the authority to modify the target goals used for the Bank's Performance Factors when events occur during that Plan year that the Board determines should be considered when evaluating incentive opportunities.

While every effort has been made to ensure that this and all FNCB incentive plans do not motivate or reward undue risk taking, any results deemed to have been the result of inappropriate risk will be backed out of incentive payments. The Board of Directors has the discretion to lever incentive payments down by as much as 100% if it is determined that excessive risk has been taken. This can be done on an individual or overall basis, as appropriate.

V. Award Calculation and Distribution

Awards under the plan are calculated according to determination of the established performance factors at year end. Company performance between the threshold and target, and target and maximum is interpolated. Unit, team, and/or functional area performance, if applicable, is determined by management. Individual performance is determined by each participant's manager according to the achievement of objectives and approved by successive levels of management. Individual employee performance which is not meeting the position's requirements (an annual performance evaluation which is less than satisfactory) will result in no award granted to that individual for that year even though Company performance is above threshold.

Performance above the defined maximum levels, while not necessarily undesirable or unrealistic, has the potential of requiring increased risk, therefore incentive opportunity will not increase for performance above maximum.

All awards are paid through the payroll system less normal payroll tax withholding. Payment will be within 60 days after year end. The Bank shall deduct from all payments under this Plan any federal, state or local taxes required by law to be withheld from such payments. Income from this Plan is subject to the provisions of the 401(k) deferral plan if the Participant has elected to participate in the 401(k) plan. As such, this income is subject to deferral, taxing and matching provisions. Beyond this, there is no deferral feature nor is there any vesting feature of awards under this plan. Any participant terminating employment (except death or disability) prior to actual payment of award will forfeit that award.

VI. Clawback

Awards will be recalculated if the relevant company performance measures upon which they are based are restated or otherwise adjusted within the 36-month period following the public release of the financial information. Any material overpayments or adjustments required by law will be owed back to the company.

VII. Administration

At least annually, the highest ranking risk officer will review this plan and provide a detailed report including a detailed assessment regarding any risk issues inherent in the plan. This risk report and the plan document in full will be reviewed by the Compensation Committee of the Board of Directors to ensure that the plan design is consistent with the compensation philosophy of FNCB and that the plan does not motivate undue risk taking. The annual review will also include the market competitiveness of the plan, the plan's alignment with the bank's strategic plan, an assessment of how the plan meets the objectives in the Introduction of this document, plus the plan's impact on the overall safety and soundness of the bank. The Compensation Committee will then provide a report and recommendations to the full Board of Directors who are responsible to approve the plan. The Board of Directors of the bank may amend the plan at any time.

Once established, performance factors are intended to remain in place for the year.

Participation, performance factors, thresholds, targets, maximums and any other participation features are established each plan year and may change from year to year according to the strategic objectives of the company.

The plan does not constitute a contract of employment, and participation in the plan does not give any employee the right to be retained in the service of the bank or any right or claim to an award under the plan unless specifically accrued under the terms of this plan. Designation as a plan participant conveys the opportunity, but not the right, to any awards conferred under the Plan.

Any right of a participant or his or her beneficiary to the payment of an award under this plan may not be assigned, transferred, pledged or encumbered.

Any adjustments to the financial performance results utilized in this plan because of events that occur during the Plan year must be approved by the Board of Directors.

VIII. Governing Law

Except as preempted under federal law, the provisions of the Plan shall be construed, administered and enforced in accordance with the domestic internal law of the Commonwealth of Pennsylvania.

IX. Plan Approval

This plan has been approved by the Board of Directors of First National Community Bank on ____________________.

By ______________________________

Board of Directors

First National Community Bank

EXHIBIT 10.15

2012 EMPLOYEE STOCK GRANT PLAN

First National Community Bancorp, Inc.
2012 Employee Stock Grant Plan

Purpose:

- The purpose of the First National Community Bank (FNCB) 2012 Employee Stock Grant Plan (the Plan) is to provide employees with a long term financial interest in FNCB's future growth and profitability by providing them with company ownership in the form of common stock.

Term:

- The 2012 Employee Stock Grant Plan is intended to be a one-time program implemented in December, 2012.

Stock Subject to Plan:

- The 2012 Employee Stock Grant Plan will utilize existing, authorized, but unissued FNCB common stock. The shares of stock granted under this Plan will not exceed 16,000 shares.

Plan Approval and Administration:

- The FNCB Board of Directors is responsible for authorizing this Plan. The Board of Directors authorized the implementation of this Plan by Board resolution on November 28, 2012.
- The Plan will be administered by Human Resources and Finance.

Awards:

- All eligible employees will be granted fifty (50) shares of FNCB common stock.
- Awards will be kept in book entry form using FNCB's designated stock registration firm.
- All eligible employees will receive a one-time $25 payment through FNCB payroll for the purpose of partially offsetting the employee's 2012 tax obligations arising under this plan. The $25 payment will be allocated in entirety to federal, state and local tax withholding.

Plan Eligibility: To be eligible to participate in the Plan, an employee must be:

- An active FNCB employee classified as Full Time or Part Time as of the date the program is announced to employees (the "Effective Date"), including any individual who accepted FNCB's 2012 Voluntary Separation Plan who has not yet terminated active employment or started to receive separation payments as of the Effective Date; or
- All executive officers who are actively employed as of the date of the Plan announcement will be eligible to participate in the Plan.

Stock Restrictions:

- Stock Grant recipients may not sell the shares granted under the Plan until after January 1, 2014. FNCB's designated stock registration firm will be responsible for administering the terms of this Plan provision.

Plan Participant Responsibilities:

- Award recipients will be responsible for all costs and fees associated with the sale of their FNCB stock.
- Award recipients will be responsible for all tax obligations arising from the stock grant and ownership of stock under this Plan.

Transfer of Shares:

- Except as noted below, shares may not be transferred or sold to another party prior to January 1, 2014.
- In the event of an employee's death prior to the date that the one year prohibited sale restriction has been satisfied, the shares will be transferred to the employee's estate, for distribution pursuant to the employee's will or applicable law. The shares will then remain subject to the restriction on transfer.

EXHIBIT 31.1

CERTIFICATION

I, Steven R. Tokach, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of First National Community Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2013

By: /s/ Steven R. Tokach
Steven R. Tokach
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, James M. Bone, Jr., Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of First National Community Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2013

By: /s/ James M. Bone, Jr.
James M. Bone, Jr.
Executive Vice President and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CEO AND CFO PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), I, Steven R. Tokach, Chief Executive Officer of First National Community Bancorp, Inc. (the "Company") and I, James M. Bone, Jr., Chief Financial Officer of the Company, hereby certify that the Company's Annual Report on Form 10-K for the period ended December 31, 2012 (the "Report"):

1. Fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o (d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the year ended December 31, 2012.

Date: March 28, 2013

By: /s/ Steven R. Tokach
Steven R. Tokach
President and Chief Executive Officer

Date: March 28, 2013

By: /s/ James M. Bone, Jr.
James M. Bone, Jr.
Executive Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

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FNCB

FIRST NATIONAL COMMUNITY BANCORP, INC.
102 East Drinker Street, Dunmore, PA 18512 | fncb.com